UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-41895

Prairie Operating Co.
(Exact name of registrant as specified in its charter)

Delaware	**98-0357690**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
55 Waugh Drive, Suite 400 **Houston, TX 77007**	**77007**
(Address of principal executive offices)	(Zip Code)

(713) 424-4247
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each Class	Trading Symbol(s)	Name of each Exchange on which registered
Common stock, $0.01 par value	PROP	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if a registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of common stock on the Nasdaq Capital Market on June 28, 2024, was $106,935,018.

The registrant had 26,859,071 shares of common stock outstanding as of March 4, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the Annual Meeting of Stockholders, scheduled to be held on June 4, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1.   Business...   3

Item 1A.   Risk Factors..   23

Item 1B.   Unresolved Staff Comments...   51

Item 1C.   Cybersecurity..   51

Item 2.   Properties..   53

Item 3.   Legal Proceedings..   53

Item 4.   Mine Safety Disclosures...   53

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities   54

Item 6   [Reserved]..   54

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.................   54

Item 8.   Financial Statements and Supplementary Data...   68

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.................   112

Item 9A.   Controls and Procedures...   112

Item 9B.   Other Information   113

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections...............................   113

PART III

Item 10.   Directors, Executive Officers and Corporate Governance...   114

Item 11.   Executive Compensation   114

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters ..   114

Item 13.   Certain Relationships and Related Transactions, and Director Independence   114

Item 14.   Principal Accounting Fees and Services   114

PART IV

Item 15.   Exhibits and Financial Statement Schedules..   115

Item 16.   Form 10-K Summary..   115

Signatures   116

Definitions of Certain Terms and Conventions Used Herein

"Bayswater Assets" means the Leases, Lands, Wells, Facilities and Equipment, Fee Mineral Interests, Disposal System and Surface Agreements (each as defined in the Bayswater PSA (as defined below)), in each case located in the DJ Basin, as well as appurtenant equipment, records, vehicles and other assets (including inventory hydrocarbons), that we will purchase from Bayswater (as defined below) pursuant to the Bayswater PSA, but excluding certain excluded assets specified therein.

"Bbl or barrel" means one stock tank barrel, or 42 U.S. gallons liquid volume, used in this report in reference to crude oil or other liquid hydrocarbons.

"*Boe*" means barrel of oil equivalent, using the ratio of six Mcf of natural gas to one barrel of crude oil or condensate.

"*Boe/d*" means Boe per day.

"*developed acres*" or "*developed acreage*" means the number of acres that are allocated or assignable to producing wells or wells capable of production.

"*developed reserves*" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

"*development well*" means a well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

"*exploratory well*" means a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir.

"*gross acres*" or "*gross wells*" means the total acres or wells in which the Company owns a working interest.

"*Mbbl*" means one thousand Bbls.

"*Mboe*" means one thousand Boe.

"*Mcf*" means one thousand cubic feet.

"*MMboe*" means one million Boe.

"*MMBtu*" means one million British Thermal Units.

"*MMcf*" means one million cubic feet.

"*net acres*" or "*net wells*" means the sum of the fractional working interests the Company owns in gross acres or gross wells.

"NGLs" means natural gas liquids.

"*productive wells*" means a well productive of oil or natural gas.

"*proved reserves*" means those quantities of oil, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or we must be reasonably certain that it will commence the project within a reasonable time. For a complete definition of proved crude oil and natural gas reserves, refer to the SEC's Regulation S-X, Rule 4-10(a)(22).

"*proved undeveloped reserves*," "*PUD*" or "*PUD reserves*" means proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that such locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time.

"*reserves*" means estimated remaining quantities of crude oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means- of delivering crude oil and natural gas or related substances to market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

"*Standardized Measure*" means the present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules, regulations or standards established by the SEC and the Financial Accounting Standards Board (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue.

"*undeveloped acres*" or "*undeveloped acreage*" means lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

"*unproved properties*" means properties with no proved reserves.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains statements that are forward-looking and as such are not historical facts. These forward-looking statements include, without limitation, statements regarding future financial performance, business strategies, expansion plans, future results of operations, estimated revenues, losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on our management's current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Annual Report, words such as "may," "should," "could," "would," "expect," "plan," "anticipate," "intend," "believe," "estimate," "continue," "project" or the negative of such terms or other similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report include, but are not limited to, statements about:

- estimates of our oil, natural gas, and NGL reserves;
- drilling prospects, inventories, projects, and programs;
- estimates of our future oil and natural gas production, including estimates of any increases or decreases in our production;
- financial strategy, liquidity and capital required for our development program and other capital expenditures;
- the availability and adequacy of cash flow to meet our requirements;
- the availability of additional capital for our operations;
- changes in our business and growth strategy, including our ability to successfully operate and expand our business;
- our ability to successfully finance and consummate the Bayswater Acquisition (as defined below), including the risk that we may fail to complete the Bayswater Acquisition on the terms and timing currently contemplated or at all, fail to enter into the New Credit Agreement (as defined below) on expected terms and/or fail to realize the expected benefits of the Bayswater Acquisition;
- our financial performance following the Bayswater Acquisition, the NRO Acquisition (as defined below), and the other transactions described in this Annual Report;
- our integration of acquisitions, including the Bayswater Acquisition and the NRO Acquisition;
- changes or developments in applicable laws or regulations, including with respect to taxes; and
- actions taken or not taken by third-parties, including our contractors and competitors.

The forward-looking statements contained in this Annual Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to:

- our ability to fund our development and drilling plan;
- our ability to grow our operations, and to fund such operations, on the anticipated timeline or at all;
- uncertainties inherent in estimating quantities of oil, natural gas, and NGL reserves and projecting future rates of production and the amount and timing of development expenditures;
- commodity price and cost volatility and inflation;
- our ability to obtain and maintain necessary permits and approvals to develop our assets;
- safety and environmental requirements that may subject us to unanticipated liabilities;
- changes in the regulations governing our business and operations, including the businesses, assets and operations we have acquired or may acquire in the future, such as, but not limited to, those pertaining to the environment, our drilling program and the pricing of our future production;
- our success in retaining or recruiting, or changes required in, our officers, key employees or directors;
- general economic, financial, legal, political, and business conditions and changes in domestic and foreign markets;
- the risks related to the growth of our business;
- our and Bayswater's ability to satisfy the conditions to the Bayswater PSA in a timely manner or at all, including our ability to successfully finance the Bayswater Acquisition;

- our ability to recognize the anticipated benefits of the Bayswater Acquisition, the NRO Acquisition and the other transactions described in this Annual Report, which may be affected by, among other things, competition and our ability to grow and manage growth profitably following the Bayswater Acquisition, the NRO Acquisition and such other transactions;

- the effects of competition on our future business; and

- other factors detailed under the section entitled "Risk Factors" and in our periodic filings with the Securities and Exchange Commission ("SEC").

These risks are not exhaustive. Other sections of this Annual Report include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the effects of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

Additionally, our discussions of certain environmental, social and governance ("ESG") matters and issues herein are informed by various standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. As such, the discussions may not necessarily be "material" under the federal securities laws for SEC reporting purposes. Furthermore, much of this information is subject to methodological considerations or information, including from third parties, that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.

Reserve engineering is a process of estimating underground accumulations of oil, natural gas and NGLs that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify upward or downward revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.

Our SEC filings are available publicly on the SEC website at *www.sec.gov*. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Accordingly, forward-looking statements in this Annual Report should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

All forward-looking statements, expressed or implied, included in this Annual Report are expressly qualified in their entirety by this cautionary statement.

PART I

Item 1. Business

Overview

Prairie Operating Co. (the "Company," "we," "our" or "us") is an independent oil and natural gas company focused on the acquisition and development of crude oil, natural gas, and NGLs. Our assets and operations are strategically located in the oil region of rural Weld County, within the Denver-Julesburg Basin in Colorado (the "DJ Basin"). We believe the DJ Basin to be one of the premier resource plays in the United States ("U.S."). Weld County boasts some of the lowest break-even prices in the U.S., and has a long production history that has proven and consistent results. The productivity of this resource is demonstrated by the integral role that Weld County holds in Colorado's energy economy, having produced 82% of Colorado's oil production as of December 2024.

We seek to deliver energy in an environmentally efficient manner by deploying next-generation technology and techniques. In addition to growing production through our drilling operations, we also seek to grow our business through accretive acquisitions focusing on assets with the following criteria: (i) producing reserves, with opportunities to add accretive, undeveloped bolt-on acreage; (ii) ample, high rate-of-return inventory of drilling locations that can be developed with cash flow reinvestment; (iii) strong well-level economics; (iv) liquids-rich assets; and (v) accretive valuation.

As of December 31, 2024, our exploration and production ("E&P") assets consist of our Central Weld Assets (as defined herein), Genesis and Genesis Bolt–on Assets (as defined herein), and the Exok Option Purchase (as defined herein) assets. Our Central Weld Assets were acquired from Nickel Road Development LLC and Nickel Road Operating LLC (collectively, "NRO") in October 2024 and include 26 revenue producing oil and natural gas wells.

As of December 31, 2024, our total Genesis Assets include approximately 18,100 net leasehold acres in, on and under approximately 31,000 gross acres and our Central Weld Assets include approximately 5,640 net leasehold acres, on and under approximately 6,000 gross acres. We commenced drilling wells on our Genesis Bolt-on Assets in the third quarter of 2024 and all eight wells began producing in February 2025.

Previously, we focused on cryptocurrency mining until the sale of our cryptocurrency miners in January 2024. Our cryptocurrency mining operations commenced on May 3, 2023 concurrent with the Merger (as defined herein). Prior to January 2024, all of our revenue was generated through our cryptocurrency mining activities from assets that were acquired in the Merger. Upon the closing of the Crypto Sale (as defined herein), we exited the cryptocurrency mining business. Refer to *Recent Developments* below for more information.

On May 3, 2023, we completed our merger with Prairie Operating Co., LLC, a Delaware limited liability company ("Prairie LLC"), pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2023 (the "Merger Agreement"), by and among the Company, Creek Road Merger Sub, LLC ("Merger Sub"), and Prairie LLC, pursuant to which, among other things, Merger Sub merged with and into Prairie LLC, with Prairie LLC surviving and continuing to exist as a Delaware limited liability company and a wholly-owned subsidiary of the Company (the "Merger"). Upon the Merger, membership interests in Prairie LLC were converted into the right to receive each member's pro rata share of 2,297,668 shares of common stock, par value $0.01 per share, of the Company ("Common Stock").

Upon consummation of the Merger, we changed our name from "Creek Road Miners, Inc." to "Prairie Operating Co." We traded under our former name and ticker symbol "CRKR" until October 16, 2023. From October 16, 2023 to November 12, 2023, we traded under symbol "CRKRD," a transitionary ticker symbol. We began trading under our current ticker symbol, "PROP," on November 13, 2023. On December 21, 2023, we received approval to list our common stock on the Nasdaq Capital Market ("Nasdaq"). Trading of our shares of common stock on Nasdaq under the ticker symbol "PROP" commenced at the opening of trading on December 28, 2023.

On October 16, 2023, we effected a reverse stock split at an exchange ratio of 1:28.5714286. Unless otherwise noted, all per share and share amounts presented herein have been retroactively adjusted for the effect of the reverse stock split for all periods presented.

Recent Developments

Bayswater Acquisition

On February 6, 2025, we and certain of our subsidiaries entered into a Purchase and Sale Agreement (the "Bayswater PSA") with Bayswater Resources, LLC, Bayswater Fund III-A, LLC, Bayswater Fund III-B, LLC, Bayswater Fund IV-A, LP, Bayswater Fund IV-B, LP, Bayswater Fund IV-Annex, LP, and Bayswater Exploration & Production, LLC (collectively, "Bayswater"), pursuant to which we agreed to acquire the Bayswater Assets from Bayswater for a purchase price of $602.8 million, subject to certain closing price adjustments (all together, the "Bayswater Acquisition").

The Bayswater Acquisition has an outside closing date of March 15, 2025, subject to customary closing conditions, with an economic effective date of December 1, 2024. However, there can be no assurance that a closing will occur. The Bayswater PSA contains customary representations, warranties and covenants of us and Bayswater for a transaction of this nature.

NRO Acquisition

On January 11, 2024, we entered into an asset purchase agreement (the "NRO Agreement"), by and among the Company, Prairie LLC and NRO, to acquire the assets of NRO (the "Central Weld Assets") for total consideration of $94.5 million (the "Purchase Price"), subject to certain closing price adjustments and other customary closing conditions (the "NRO Acquisition"). The Purchase Price consists of $83.0 million in cash and $11.5 million in deferred cash payments. The Company deposited $9 million of the Purchase Price into an escrow account on January 11, 2024 (the "Deposit").

On August 15, 2024, we and NRO agreed to amend certain terms of the NRO Agreement, pursuant to which the total consideration of the NRO Acquisition was reduced to $84.5 million in cash, subject to certain closing price adjustments and other customary closing conditions, and the parties agreed to remove the deferred cash payments. Additionally on August 15, 2024, $6.0 million of the Deposit was released to NRO and the remaining $3.0 million was returned to us.

On October 1, 2024, we closed the NRO Acquisition and paid $49.6 million to the sellers in cash, using cash on hand, the proceeds from the issuance of Common Stock, and a portion of the proceeds from the issuance of the Senior Convertible Note (as defined herein). We completed the final settlement with NRO in December 2024, which resulted in a final purchase price of $55.5 million.

Sale of Crypto Assets

On January 23, 2024, pursuant to an asset purchase agreement (the "Crypto Divestiture Agreement") between us and a private purchaser (the "Crypto Purchaser"), we sold all of our cryptocurrency miners (the "Mining Equipment") for consideration consisting of (i) $1.0 million in cash and (ii) $1.0 million in deferred cash payments (the "Deferred Purchase Price"), to be paid out of (a) 20% of the monthly net revenues received by the Crypto Purchaser associated with or otherwise attributable to the Mining Equipment until the aggregate amount of such payments equals $250,000 and (b) thereafter, 50% of the monthly net revenues received by the Crypto Purchaser associated with or otherwise attributable to the Mining Equipment until the aggregate amount of such payments equals the Deferred Purchase Price, plus accrued interest (the "Crypto Sale"). The Crypto Sale closed on January 23, 2024, simultaneously with the execution of the Crypto Divestiture Agreement.

In addition to the sale of the Mining Equipment, we assigned, and the Crypto Purchaser assumed, all of our rights and obligations under the Master Services Agreement, dated February 16, 2023, by and between Atlas Power Hosting, LLC ("Atlas") and us (the "Atlas MSA"), pursuant to which Atlas hosts, operates, and manages the Mining Equipment. Pursuant to the Atlas MSA, the Crypto Purchaser will receive payment in U.S. dollars for the daily net mining revenue representing the dollar value of the cryptocurrency award generated less power and other costs.

Genesis Bolt-on Acquisition

On February 5, 2024, we acquired 1,280 gross leasehold acres on a drillable spacing unit and eight PUD drilling locations in the DJ Basin (the "Genesis Bolt-on Assets") from a private seller for $0.9 million.

Business Strategy

We intend to increase stakeholder value by using the following strategies to grow our reserves, production, and cash flow in a capital efficient and environmentally conscious manner:

Deliver growth through the development of extensive drilling inventory and acreage. We plan to target rich, immediately accessible permitted locations and organically grow development through infill leasing. We believe this will allow us to increase production, reserves and cash flow which generate favorable returns.

Fund drilling program with free cash flow and retain low leverage. We aim to maintain a conservative financial position and develop primarily through available cash flow from operations. We plan to allocate capital in a disciplined manner and proactively manage our cost structure.

Maximize returns and capital efficiency. We will utilize the latest technology in 3-D seismic mapping and geo-steering to decrease drill times and improve well results. Additionally, we will use our management's extensive experience to deploy the latest drilling and completion methodologies and apply the industry best practices to increase overall estimated ultimate recovery versus prior generation wells.

Acquisition strategy focused on core area in the DJ Basin. We plan to pursue accretive acquisitions through an opportunistic roll-up strategy by continually evaluating acquisition opportunities to expand our position. Our management team has a long track record of successfully sourcing and integrating acquisitions.

Proactively manage regulatory, environmental, safety, and community matters. Our development approach prioritizes the well-being of environment, communities, and wildlife, and we actively engage with regulatory agencies to minimize surface impact while maximizing efficiency of our development program. Additionally, our operations emphasize utilizing technology and innovation to minimize impacts.

Our Operations

Genesis Assets

Upon the closing of the Merger, we consummated the purchase of oil and natural gas leases from Exok, Inc. ("Exok"), including all of Exok's right, title, and interest in, to and under certain undeveloped oil and natural gas leases located in Weld County, Colorado, together with certain other associated assets, data, and records, for $3.0 million (the "Exok Transaction"). On August 15, 2023, we exercised the option we acquired in the Exok Transaction and purchased additional oil and natural gas leases from Exok, consisting of approximately 25,240 net leasehold acres in, on and under approximately 32,580 gross acres (the "Exok Option Purchase") for total consideration of $25.3 million (collectively, the "Initial Genesis Assets"). On February 5, 2024, we acquired the Genesis Bolt–on Assets from a private seller for $0.9 million. These assets offset the other oil and natural gas assets held by us in northern Weld County, Colorado. We refer to the Initial Genesis Assets and the Genesis Bolt-on Assets, collectively, as the "Genesis Assets."

As of December 31, 2024, the total Genesis Assets include approximately 18,100 net leasehold acres in, on and under approximately 31,000 gross acres. In August 2024, we began drilling eight wells on the Genesis Assets acreage which cover approximately 915 net leasehold acres in, on and under approximately 1,115 gross acres. These wells began producing in February 2025.

Approximately 87% of the net leasehold of our Initial Genesis Assets are leased from private landowners, with the remaining 13% under State of Colorado leases. The Initial Genesis Assets fee leases are burdened with total royalties of 25% and the State of Colorado leases are burdened with total royalties of 22.5%. All of our Genesis Bolt-on Assets are leased from private landowners and are burdened with average royalties of 20%. Further, none of the Genesis Assets leases are subject to federal leases. All of the Genesis Assets acreage is held by crude oil and natural gas leases with varying expiration dates, some with options to extend ranging from 1 to 4 years. The leases can be held indefinitely by production. Unless production is established within the spacing units covering the undeveloped acreage, the leases for such acreage will eventually expire.

The Genesis Assets are located in and around wells drilled in both the Niobrara Shale and the Codell Sandstone formations within the DJ Basin. While production activities in the DJ Basin date back to the 1970s, production within the DJ Basin has increased rapidly since the horizontal drilling boom in 2009, with both the Niobrara and Codell formations contributing to this activity. Within our DJ Basin operating area, there are over 1,300 legacy vertical wells, and the primary drilling objective in this area is crude oil production from the fractured Codell and Niobrara formations. The area has seen a renewed interest in drilling activity over the past decade in conjunction with drilling success in the Niobrara in the DJ Basin on the front range of Colorado. Active operators in the area include Chevron Corporation, Civitas Resources, Inc., Verdad Resources LLC, Bison Oil and Gas, EOG Resources, Inc., Samson Energy Company, LLC, and others. There is ample takeaway infrastructure in place within several miles of the Genesis Assets, including multiple midstream operators such as Summit Midstream Partners LP, Taproot Energy Partners LLC, Rimrock Energy Partners LLC, and NGL Energy Partners LP.

Development Plan and Permitting. We began executing the development plan of our Genesis Assets in the third quarter of 2024 by drilling eight wells in the Shelduck South development, which all began producing in February 2025. In order to continue the development plan of our Genesis Assets, we plan to drill up to 6 gross wells in 2025 and up to 12 gross wells in 2026. Our drilling plan is based on current commodity prices, and an increase or decrease in commodity prices could impact the number of wells we actually drill.

There is no guarantee that our development plan will result in the successful production of economic quantities of oil and natural gas. Prior to the Shelduck wells, we had no operating history of drilling successfully producing oil and natural gas wells. Our development plan is based on assumptions from management's prior experience and such experience may not be indicative of the success of our development plans. We have historically incurred significant losses and experienced negative cash flow and have not generated any revenue related to the exploration and production of oil and natural gas assets to date.

Ensuring that permits are received in a timely manner is critical to our development plan. With respect to our Initial Genesis Assets, on November 27, 2023 we announced that we had submitted a Weld County Oil and Gas Location Assessment ("WOGLA") application for sites within the Genesis OGDP ("Genesis 1") and had begun the application process for our second OGDP ("Genesis 2"). On February 1, 2024, the Burnett and Oasis locations within Genesis 1 were approved by the Weld County hearings officer for the Genesis 1 WOGLA permits. Genesis 1 and Genesis 2 encompass up to 72 gross wells and 48 gross wells, respectively, from two pads each, with each pad developing nine-square miles of subsurface minerals. The two pads in Genesis 1 are expected to develop up to 18 gross three-mile lateral wells and 54 gross two-mile lateral wells. In Genesis 2, the two pads are expected to develop up to 16 and 32 gross three-mile lateral wells, respectively. Following the September 15, 2023 submission of Genesis 1 with the Colorado Energy and Carbon Management Commission ("CECMC") for the Burnett and Oasis locations, a hearing before the CECMC was held on March 13, 2024, in which the Genesis 1 OGDP received unanimous approval of the commissioners.

The following table summarizes the permitting status of our identified well locations with respect to our Genesis Assets as of December 31, 2024:

	Expected Three Mile Lateral Count	Expected Two Mile Lateral Count
WOGLA Approved	18	54
CECMC Approved	18	54
CECMC Fully Permitted [1]	—	8

[1]   Represents the Genesis Bolt-on Assets only, which were acquired in February 2024.

For more information regarding regulations affecting our permitting, refer to *Regulation of the Oil and Natural Gas Industry— Related Permits and Authorizations* below.

Central Weld Assets

On January 11, 2024, we entered into the NRO Agreement to acquire the Central Weld Assets, located in the DJ Basin in Weld County, Colorado for total consideration of $94.5 million, subject to certain closing price adjustments and other customary closing conditions. On August 15, 2024, we and NRO agreed to amend certain terms of the NRO Agreement, pursuant to which, total consideration of the NRO Acquisition was reduced to $84.5 million in cash, subject to certain closing price adjustments and other customary closing conditions. On October 1, 2024, we closed the NRO Acquisition and paid $49.6 million to the sellers in cash, using cash on hand, the proceeds from the issuance of Common Stock, and a portion of the proceeds from the issuance of the Senior Convertible Note (as defined herein). We completed the final settlement with NRO in December 2024, which resulted in a final purchase price of $55.5 million.

As of December 31, 2024, the Central Weld Assets cover approximately 5,640 net leasehold acres, on and under approximately 6,000 gross acres and 63 gross proved undeveloped locations, all of which have approved well permits and 26 gross operated horizontal wells. Since the closing of the NRO Acquisition, we have added 14 additional gross proved undeveloped locations to the Central Weld Assets. Approximately 85% of the net leasehold of our Central Weld Assets are held by production and almost all of the acreage is leased from private landowners. The Central Weld Assets fee leases are burdened with average royalties of 20%. The remaining 15% of the Central Weld Assets acreage not held by production have varying expiration dates, some with options to extend ranging from one to three years. The leases can be held indefinitely by production. Unless production is established within the spacing units covering the undeveloped acreage, the leases for such acreage will eventually expire.

Development Plan and Permitting. We plan to begin executing the development plan of our Central Weld Assets at the end of the first quarter of 2025 by drilling 14 gross wells on the Rusch pad. We expect these wells to come online at the beginning of the third quarter of 2025. We then plan to drill seven gross wells on our Noble pad, which should come online in the third quarter of 2025. Additionally, we plan to drill up to a total of 57 gross wells in 2025 and up to 51 gross wells in 2026, with all proved undeveloped reserves scheduled to be converted to developed status within five years. Our drilling plan is based on current commodity prices, and an increase or decrease in commodity prices could impact the number of wells we actually drill.

There is no guarantee that our development plan will result in the successful production of economic quantities of oil and natural gas. Prior to the Shelduck wells, we had no operating history of drilling successfully producing oil and natural gas wells. Our development plan is based on assumptions from management's prior experience and such experience may not be indicative of the success of our development plans. We have historically incurred significant losses and experienced negative cash flow and have not generated any revenue related to the exploration and production of oil and natural gas assets to date.

Ensuring that permits are received in a timely manner is critical to our development plan. As of December 31, 2024, all 63 of the 77 gross undeveloped Central Weld Asset locations are WOGLA approved and CECMA approved and permitted. For more information regarding regulations affecting our permitting, refer to *Regulation of the Oil and Natural Gas Industry—Related Permits and Authorizations.*

Reserves

Our reserve estimates as of December 31, 2024, are based on a reserve report prepared by Cawley, Gillespie & Associates Inc. ("CG&A") in accordance with the rules and regulations of the SEC in Regulation S-X, Rule 4-10, and do not include probable or possible reserves. All of our proved reserves presented below are located in the DJ Basin. Additionally, we did not have any estimated proved reserves as of December 31, 2023.

Our estimated proved reserves and the related net revenues were determined using the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December ("SEC Prices"). The SEC Prices are adjusted for treating costs and/or crude quality and gravity corrections. For the year ended December 31, 2024, SEC Prices, inclusive of adjustments, used in the calculations were $74.63 per Bbl of oil, $1.60 per Mcf of natural gas, and $21.63 per Bbl of NGLs.

The following table presents our estimated proved reserves by category as of December 31, 2024:

	Oil (MBbls)	Natural Gas (MMcf)	NGLs (MBbls)	MBoe [1]	PV-10	Standardized Measure
					(In thousands)	
Proved developed producing	1,967	4,887	600	3,382		
Proved developed non-producing	1,782	4,419	536	3,054		
Total proved developed	3,749	9,306	1,136	6,436		
Proved undeveloped	10,594	31,932	3,767	19,683		
Total proved	14,343	41,238	4,903	26,119	$ 303,159	$ 255,142

[1] Assumes a ratio of 6 MMcf of natural gas per MBoe.

Reconciliation of Standardized Measure to PV-10

PV-10 is a financial measure not presented in accordance with U.S. GAAP. PV-10 is derived from the Standardized Measure of Discounted Future Net Cash Flows ("Standardized Measure"), which is the most directly comparable GAAP financial measure for proved reserves. PV-10 is a computation of the Standardized Measure on a pre-tax basis and is equal to the Standardized Measure at the applicable date, before deducting future income taxes discounted at 10%. Neither PV-10 nor Standardized Measure represents an estimate of the fair market value of the applicable crude oil, natural gas, and NGLs properties. We believe that the presentation of PV-10 is relevant and useful to our investors as supplemental disclosure to the Standardized Measure, or after-tax amount, because it presents the discounted future net cash flows attributable to our reserves before considering future corporate income taxes and our current tax structure. While the Standardized Measure is dependent on the unique tax situation of each company, PV-10 is based on prices and discount factors that are consistent for all companies.

The following table provides a reconciliation of the Standardized Measure to the PV-10 of our estimated proved reserves for the period presented:

	Year Ended December 31, 2024
	(In thousands)
Standardized Measure	$ 255,142
Present value of future income taxes discounted at 10%	48,017
PV-10	$ 303,159

Proved Developed Reserves

Proved developed oil and natural gas reserves are reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

The following table presents the changes in our estimated proved developed reserves during the year ended December 31, 2024:

	Total (MBoe)
Proved developed reserves as of January 1, 2024	—
Acquisitions of reserves	6,606
Production	(170)
Proved developed reserves as of December 31, 2024	6,436

As of December 31, 2024, our estimated proved developed reserves are 6.4 MMBoe, which are comprised of the proved developed reserves acquired in the NRO Acquisition, which closed on October 1, 2024.

Proved Undeveloped Reserves

PUD oil and natural gas reserves are reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. PUD reserves on undrilled acreage are limited to those directly offsetting development spacing areas which are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic productivity at greater distances

The following table presents the changes in our estimated PUD reserves during the year ended December 31, 2024:

	Total (MBoe)
Proved undeveloped reserves as of January 1, 2024	—
Converted to proved developed reserves	(2,819)
Acquisitions of reserves	22,324
Revisions to previous estimates	178
Proved undeveloped reserves as of December 31, 2024	19,683

As of December 31, 2024, our estimated PUD reserves are 19.7 MMBoe, which includes reserve acquisitions of 22.3 MMBoe, approximately 19.7 MMBoe of which relate to the NRO Acquisition, which closed on October 1, 2024. The remaining acquired reserves were our Shelduck locations, which we acquired in February 2024 and began developing in August. These reserves were converted to proved developed non-producing by year end as a result of successful drilling efforts.

Management reviews all PUD reserves on an annual basis to ensure an appropriate plan for development exists. As per SEC rules, all of our PUD reserves are required to be converted to proved developed reserves within five years of the date they are first booked as PUD reserves, unless the reserves are associated with an existing producing zone. We expect that development costs associated with our estimated PUD reserves as of December 31, 2024 will require us to invest an additional $290.0 million for those reserves to be brought to production. Our ability to make the necessary investments to generate these cash inflows is subject to factors that may be beyond our control. Refer to *Risk Factors - The development of our estimated PUD reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated PUD reserves may not ultimately be developed or produced.*

Preparation of Reserves Estimates

Our proved reserve estimates as of December 31, 2024 have been prepared by CG&A, an independent Petroleum Reserve Evaluation Firm. No director, officer, or key employee of CG&A has any financial ownership in us or any of our affiliates. CG&A's compensation for the preparation of its report is not contingent upon the results obtained and reported. CG&A has not performed other work for us or any of our affiliates that would affect its objectivity. The estimates of our reserves presented in the CG&A reserve report were overseen by W. Todd Brooker. Our full reserve report as of December 31, 2024, prepared by CG&A, should be read in its entirety, and is attached as Exhibit 99.1 to this Annual Report.

Mr. Brooker is the President of CG&A and has been an employee of CG&A since 1992. His responsibilities include reserve and economic evaluations, fair market valuations, expert reporting and testimony, field/reservoir studies, pipeline resource assessments, field development planning and acquisition/divestiture analysis. His reserve reports are routinely used for public company SEC disclosures. Prior to joining CG&A, Mr. Brooker worked in Gulf of Mexico drilling and production engineering at Chevron USA. Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science Degree in Petroleum Engineering. He is a registered Professional Engineer in the State of Texas (License #83462), and a member of the Society of Petroleum Engineers ("SPE") and the Society of Petroleum Evaluation Engineers ("SPEE").

CG&A was selected for their historical experience and geographic expertise in engineering similar resources. The technical and economic data used in the estimation of our reserves include, but are not limited to, lease positions, estimated working and net revenue interests, indicative drilling and completion costs, facility and pipeline costs, expected operating expenses and schedules for proposed drilling and permitting, as well as regional production, well information and directional surveys. Our independent reserve engineers use this technical data, together with standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis and analogy. The reserve volumes and their respective classifications and categorizations were estimated by performance methods, volumetric methods, analogy, or combination of methods. Performance methods generally included decline-curve analysis and material balance analysis where representative data was available. Volumetric estimates generally included a combination of geological and engineering interpretations, while analogy methods included reserve estimates from historical performance of similar wells and reservoirs in the field or nearby fields.

The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil, natural gas and NGLs that are ultimately recovered. Refer to *Risk Factors— Our estimated oil, natural gas and NGLs reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in the reserve estimates or the underlying assumptions will materially affect the quantities and present value of our reserves*.

Internal Controls over Reserve Estimates and Reserve Estimation Procedures

We have assembled an internal technical team composed of reservoir engineers, geologists, land, and management members, which meet with the independent reserve engineers periodically during the period covered by the reserve reports to discuss the assumptions and methods used in the proved reserve estimation process. We provide historical information to the independent reserve engineers for its properties such as ownership interest, oil and natural gas production, well data, commodity prices and operating and development costs.

The preparation of our proved reserve estimates is completed in accordance with our internal control procedures. These procedures, which are intended to ensure reliability of reserve estimations, include the following:

- review and verification of historical production data of offset operators, working interests, net revenue interest, lease operating statements, capital costs, severance and ad valorem taxes, which as of this filing, has been derived from data from offset third-party operators;
- verification of property ownership by our land department;
- overseeing the preparation of reserve estimates by our Executive Vice President of Operations;
- review by our President of all of our reserves, including the review of all significant reserve changes and all new proved undeveloped reserves additions; and
- direct reporting responsibilities and final approval by our Chief Executive Officer and President.

Qualifications of Technical Persons

Timothy Smith, our Senior Vice President of Engineering, works closely with CG&A to ensure the integrity, accuracy and timeliness of data furnished to our independent reserve engineers in their preparation of reserve estimates. Mr. Smith is primarily responsible for overseeing the preparation of both our internal and external reserve estimates. Mr. Smith is responsible for reservoir engineering, is a qualified reserve estimator and auditor and is primarily responsible for overseeing our independent reserve engineers during the preparation of our external reserve estimates. His professional qualifications meet or exceed the qualifications of reserve estimators and auditors set forth in the "Standards Pertaining to Estimation and Auditing of Oil and Natural Gas Reserves Information" promulgated by the Society of Petroleum Engineers. Mr. Smith's qualifications include a Bachelor of Arts Degree in Geology from the University of Colorado at Boulder, a Master of Science Degree in Civil Engineering from Colorado State University, and a Master of Science Degree in Petroleum Engineering from the University of Southern California. Additionally, he has 15 years of practical experience in estimating and evaluating reserve information, the majority of which have included overseeing, estimating, and evaluating reserves and is a member of SPE.

Production, Average Sales Prices, and Production Costs

Our production volumes, average sales prices and average production costs are as follows:

	Years Ended December 31,	
	2024	**2023**
Production:		
Oil (MBbls)	96	—
Natural gas (MMcf)	245	—
NGL (MBbls)	33	—
Total production (MBoe)	170	—
Average sales price (excluding effects of derivatives):		
Oil (per MBbls)	$ 68.60	$ —
Natural gas (per MMcf)	$ 2.25	$ —
NGL (per MBbls)	$ 24.03	$ —
Average price (per MBoe)	$ 46.70	$ —
Average lease operating expenses (per Boe)	$ 7.44	$ —

For additional information, refer to *Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Drilling Activity

The following table sets forth a summary of our operated development and exploratory drilling well activity for the year ended December 31, 2024. We did not have any development or exploratory drilling activities during the year ended December 31, 2023. Gross wells are the total number of wells we drilled in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Exploratory Wells		Development Wells [1]		Total	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**
Productive wells [2]	—	—	8.0	6.33	8.0	6.33
Dry wells [3]	—	—	—	—	—	—

[1] Development wells consist of wells completed and/or turned to sales during the period, regardless of when drilling was initiated.

[2] A productive well is an exploratory or development well found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas producing well. Productive wells are included in the table in the year they were determined to be productive, as opposed to the year the well was drilled. All of our drilled development productive wells have come online in February 2025.

[3] A dry well is an exploratory or development well that is not a productive well. Dry wells are included in the table in the year they were determined not to be productive, as opposed to the year the well was drilled.

Productive Wells

Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and crude oil wells awaiting connection to production facilities. Gross wells are the total number of productive wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

The following table presents information about our productive wells as of December 31, 2024. We did not have any productive wells as of December 31, 2023.

	Oil		Natural Gas		Total		Operated	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Productive wells	8.0	6.33	8.0	6.33	8.0	6.33	8.0	6.33

Acreage

The following table sets forth certain information regarding the developed and undeveloped acreage in which we own a working interest as of December 31, 2024. Acreage related to royalty, overriding royalty, and other similar interests is excluded from this summary.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
DJ Basin	6,147	5,738	30,748	18,031	36,895	23,769

Certain leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms unless production from the leasehold acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production. Approximately 15,810 net acres, or 66%, of our total net acres may expire in the next three years if production is not established or if we do not extend lease terms. We intend to extend our strategic leases to the extent possible. Decisions to let certain leaseholds expire generally relate to areas outside of our core area of development or when the expirations do not pose material impacts to development plans or reserves.

The following table sets forth the undeveloped acreage, as of December 31, 2024, which will expire in the years indicated unless production is established within the spacing units covering the acreage or the lease is renewed or extended under continuous drilling provisions prior to the primary term expiration dates.

	Expiring 2025		Expiring 2026		Expiring 2027		Expiring 2028 and Beyond	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
DJ Basin	2,345	1,451	19,640	11,640	5,866	2,720	2,896	2,221

Title to Properties

Our properties are subject to customary royalty interests, overriding royalty interests, obligations incident to operating and joint venture agreements, liens for current taxes, other industry-related constraints, and certain other leasehold restrictions. We do not believe that any of these burdens materially interfere with our use of the properties in the operation of our business. We believe that we have satisfactory title to all of our producing properties. Although title to our properties is subject to complex interpretation of multiple conveyances, deeds, reservations, and other instruments that serve to affect mineral title, we believe that none of these risks will materially detract from the value of our properties or from our interest therein or otherwise materially interfere with the operation of our business.

Commodity Price Risks and Price Risk Management Activities

Production from our properties is marketed using methods that are consistent with industry practices. Sales prices for oil and natural gas production are negotiated based on factors normally considered in the industry, such as an index or spot price, price regulations, distance from the well to the pipeline, commodity quality and prevailing supply and demand conditions. In an effort to reduce the impact of price volatility, and in compliance with requirements under our Credit Facility Agreement (as defined below), we enter into derivative contracts to economically hedge a portion of our estimated production from our proved, developed, producing oil and natural gas properties against adverse fluctuations in commodity prices. By doing so, we believe we can mitigate, but not eliminate, the potential negative effects of decreases in oil and natural gas prices on our cash flows from operations. However, our hedging activity could reduce our ability to benefit from increases in oil and natural gas prices. Further, we could sustain losses to the extent our oil and natural gas derivative contract prices are lower than market prices and, conversely, we could recognize gains to the extent our oil and natural gas derivative contract prices are higher than market prices. For additional information, refer to *Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Customers

We did not have any producing wells prior to the NRO Acquisition, which closed on October 1, 2024. Following the NRO Acquisition, during the fourth quarter of 2024, two of our largest customers accounted for approximately 80% and 15% of our oil, natural gas, and NGL revenues. Those same two customers accounted for approximately 78% and 20% of our accrued oil, natural gas, and NGL revenues. We do not believe the loss of any single purchaser would materially impact our operating results, as crude oil, natural gas, and NGL are fungible products with well-established markets and numerous purchasers.

Delivery Commitments

The Company does not have any delivery commitments as of December 31, 2024 or 2023.

Competition

The oil and natural gas industry is highly competitive, and we compete with a substantial number of other companies that often have greater resources. Many of these companies explore for, produce, and market oil and natural gas, carry on refining operations, and market the resultant products on a worldwide basis. The primary areas in which we encounter substantial competition are in locating and acquiring desirable leasehold acreage for our drilling and development operations, locating and acquiring attractive producing oil and natural gas properties, attracting and retaining qualified personnel, and obtaining transportation for the oil and natural gas we produce. There is also competition between producers of oil and natural gas and other industries producing alternative energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by federal, state, and local governments; however, it is not possible to predict the nature of any such legislation or regulation that may ultimately be adopted or its effects upon our future operations. Such laws and regulations may, however, substantially increase the costs of exploring for, developing, or producing oil and natural gas and may prevent or delay the commencement or continuation of certain operations. The effect and potential impacts of these risks are difficult to accurately predict.

International Events

International events, such as the conflict between Russia and Ukraine, the announcement of production curtailment by the Organization of the Petroleum Exporting Countries ("OPEC") and the recent conflict in the Middle East, have contributed to increases and volatility in the prices for oil and natural gas. Such volatility, coupled with an increased cost of capital, due in part to rates of inflation and high interest rates, may lead to a more difficult investing and planning environment for us. These and other factors beyond our control could adversely affect the Company's operations, earnings and cash flows for any period. Refer to *Risk Factors— Oil, natural gas and NGLs prices are highly volatile. An extended decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.*

Regulation of the Oil and Natural Gas Industry

Our operations are affected by extensive federal, state, and local laws and regulations. In particular, oil and natural gas production and related operations are, or have been, subject to price controls, taxes, and numerous other laws and regulations, including laws and regulations relating to environmental, health and safety matters. The jurisdictions in which we own and operate properties or assets for oil and natural gas production have statutory provisions regulating the exploration for and development and production of oil and natural gas, including, among other things, provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the production and operation of wells and other facilities, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the proper abandonment of wells and pipelines. Our operations are also subject to various conservation laws and regulations. These include regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area and size of associated facilities, and the unitization or pooling of oil and natural gas wells, and regulations that generally prohibit the venting or flaring of natural gas and that impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Failure to comply with applicable laws and regulations can result in substantial penalties and the suspension or cessation of operations. Our competitors in the oil and natural gas industry are generally subject to the same regulatory requirements and restrictions that affect our operations. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently revised and amended through various legislative actions and rulemakings. Therefore, we are unable to predict the future costs or impact of compliance. Additional rulemakings, proposals and proceedings that affect the oil and natural gas industry are regularly considered at the federal, state, and various local government levels, including statutorily and through powers granted to various agencies that regulate our industry, and various court actions. We cannot predict when or whether any such future rulemakings, proposals or proceedings may become effective or if the outcomes will negatively affect our operations.

We believe that continued substantial compliance with existing requirements will not have a material adverse effect on our financial position, cash flows, or results of operations. However, current regulatory requirements may change, currently unforeseen environmental, health, or safety incidents may occur, or past noncompliance with environmental, health and safety laws or regulations may be discovered, any of which could have a material adverse effect on our financial position, cash flows, or results of operations. For example, in November 2020, pursuant to Colorado Senate Bill 19-181, the CECMC imposed a number of new and amended requirements on our operations. These requirements, and any other new requirements of the CECMC or other federal, state and local governmental bodies, could make it more difficult and costly to develop new oil and natural gas wells and to continue to produce existing wells, increase our costs of compliance and doing business, and delay or prevent development in certain areas or under certain conditions. We cannot assure that the existing rules, as implemented, or any future rulemaking, will not have a material and adverse impact on our financial position, cash flows, or results of operations.

In addition, governmental, scientific, and public concern over the threat of climate change arising from increasing global emissions of greenhouse gases ("GHGs") has resulted in higher political and regulatory risks in the U.S., including climate change-related pledges made by certain administrations. During his administration, former President Biden issued several executive orders focused on addressing climate change, which may impact the costs to produce, or demand for, oil and natural gas. Additionally, in November 2021, the Biden Administration released "The Long-Term Strategy of the U.S.: Pathways to Net-Zero Greenhouse Gas Emissions by 2050," which established a roadmap to net zero emissions in the U.S. by 2050 through, among other things, improving energy efficiency; decarbonizing energy sources via electricity, hydrogen, and sustainable biofuels; and reducing non-carbon dioxide GHG emissions, such as methane and nitrous oxide. Given the directives issued by the current administration to withdraw the U.S. from the Paris Agreement on climate change, it is likely that these policies will be rescinded by the present administration.

Regulation of Production of Oil, Natural Gas, and NGLs

The production of oil, natural gas, and NGLs is subject to regulation under a wide range of local, state, and federal statutes, rules, orders, and regulations. Federal, state, and local statutes and regulations require, among other things, permits for drilling operations, drilling bonds, and reports concerning operations. Colorado, the state in which we own all of our properties, regulates drilling and operating activities by, among other things, requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells. The laws of Colorado also govern a number of conservation matters, including provisions for the spacing and unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing and well density, and procedures for proper plugging and abandonment of wells and associated facilities. These regulations effectively identify well densities by geologic formation and the appropriate spacing and pooling unit size to effectively drain the resources. These regulations can have the effect of limiting the amount of oil, natural gas and NGLs that we can produce from our wells and limiting the number of wells or the locations where we can drill, although we can apply for exceptions to such regulations, including applications to increase well densities and reduce lease boundary setbacks to more effectively recover oil and natural gas resources. Moreover, Colorado imposes a production or severance tax with respect to the production and sale of oil, natural gas, and NGLs within its jurisdiction.

Colorado also regulates drilling and operating activities by requiring, among other things, permits for new pad locations, the drilling of wells, best management practices and/or conditions of approval for operating wells, maintaining bonding requirements in order to drill or operate wells, regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the plugging and abandonment of wells. Colorado laws also govern a number of environmental, health and safety matters that may impact our drilling and operating activities, including setbacks from buildings, schools, and other occupied areas, sensitive habitats and/or disproportionately impacted ("DI") communities, consideration of alternative locations for new wells, the handling and disposal of waste materials, haul routes, prevention of venting and flaring, mitigation of noise, lighting, visual, odor, and dust impacts, air pollutant emissions permitting, protection of certain wildlife habitat, protection of public health, safety, welfare, and environment, and evaluation of cumulative impacts.

Regulation of Transportation and Sales of Oil

Sales of oil, condensate and NGLs from producing wells are not currently regulated and are made at negotiated prices. Nevertheless, Congress could enact price controls in the future.

Our sales of crude oil are affected by the availability, terms, conditions and cost of transportation services. Transportation of oil in interstate commerce by common carrier pipelines is also subject to rate and access regulation. The Federal Energy Regulatory Commission ("FERC") regulates the transportation in interstate commerce of crude oil, petroleum products, NGLs and other forms of liquid fuel under the Interstate Commerce Act ("ICA"), the Energy Policy Act of 1992, and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including interstate pipelines that transport crude oil and refined products, be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC.

Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates and regulations regarding access are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is materially different from how it affects operations of our competitors who are similarly situated.

The Federal Trade Commission ("FTC") has the authority under the Federal Trade Commission Act ("FTCA") and the Energy Independence and Security Act of 2007 ("EISA") to regulate wholesale petroleum markets. The FTC has adopted anti-market manipulation rules, including prohibiting fraud and deceit in connection with the purchase or sale of certain petroleum products, and prohibiting omissions of material information which distort or are likely to distort market conditions for such products. In addition to other enforcement powers it has under the FTCA, the FTC can sue violators under EISA and request that a court impose fines of approximately $1,472,546 (adjusted annually for inflation) per violation per day.

Changes in FERC or state policies and regulations or laws may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate and intrastate pipelines, and we cannot predict what future action FERC or state regulatory bodies will take.

Regulation of Transportation and Sales of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated by agencies of the U.S. federal government, primarily FERC. FERC regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act of 1978 ("NGPA") and culminated in adoption of the Natural Gas Wellhead Decontrol Act, which removed controls affecting wellhead sales of natural gas effective January 1, 1993. The transportation and sale for resale of natural gas in interstate commerce is regulated primarily under the Natural Gas Act of 1938 ("NGA"), and by regulations and orders promulgated by FERC under the NGA. In certain limited circumstances, intrastate transportation and wholesale sales of natural gas may also be affected directly or indirectly by laws enacted by Congress and by FERC regulations.

FERC issued a series of orders in 1996 and 1997 to implement its open access policies. As a result, the interstate pipelines' traditional role as wholesalers of natural gas has been greatly reduced and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although FERC's orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

The federal Energy Policy Act of 2005 ("EPAct of 2005") introduced significant changes to the statutory policy that affects all segments of the energy industry. Among other matters, the EPAct of 2005 amended the NGA to add an anti-market manipulation provision that makes it unlawful for any entity to engage in prohibited behavior to be prescribed by FERC, and furthermore, provides FERC with additional civil penalty authority. The EPAct of 2005 provided FERC with the power to assess civil penalties of up to $1,000,000 per day for violations of the NGA and increased FERC's civil penalty authority under the NGPA from $5,000 per violation per day to $1,000,000 per violation per day, with such penalties adjusted regularly for inflation. For example, in January 2025, the maximum penalty increased to $1,584,648 per violation per day to account for inflation. The civil penalty provisions are applicable to entities that engage in the sale of natural gas for resale in interstate commerce. On January 19, 2006, FERC issued Order No. 670, a rule implementing the anti-market manipulation provision of the EPAct of 2005, and subsequently denied rehearing. The rules make it unlawful, in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly to: (1) use or employ any device, scheme, or artifice to defraud; (2) make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (3) engage in any act or practice that operates as a fraud or deceit upon any person. The anti-market manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering. However, it does apply to activities of gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted "in connection with" gas sales, purchases, or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704, described below. The anti-market manipulation rule and enhanced civil penalty authority reflect an expansion of FERC's NGA enforcement authority.

We are required to observe such anti-market manipulation laws and related regulations enforced by FERC under the EPAct of 2005 and those enforced by the Commodity Futures Trading Commission ("CFTC") under the Commodity Exchange Act, as amended ("CEA"), and CFTC regulations promulgated thereunder. The CEA prohibits any person from manipulating or attempting to manipulate the price of any commodity in interstate commerce, as well as the market for financial instruments on such commodity, such as futures, options, or swaps. The CEA also prohibits knowingly delivering or causing to be delivered false or misleading or knowingly inaccurate reports concerning market information or conditions that affect or tend to affect the price of a commodity. The CFTC also has statutory authority to seek civil penalties of up to the greater of approximately $1,487,712 (adjusted annually for inflation) or triple the monetary gain to the violator for violations of the anti-market manipulation sections of the CEA. Should we violate the anti-market manipulation laws and regulations, we could also be subject to related third-party damage claims by, among others, sellers, royalty owners and taxing authorities.

Natural gas gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and in state waters. Section 1(b) of the NGA exempts natural gas gathering facilities and services from regulation by FERC as a "natural gas company" under the NGA. Although FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transportation function, FERC's determinations as to the classification of facilities are done on a case-by-case basis. To the extent that FERC issues an order that reclassifies certain jurisdictional transportation facilities as non-jurisdictional gathering facilities, and depending on the scope of that decision, our costs of delivering gas to point-of-sale locations may increase.

We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline's status as a gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transportation services and federally unregulated gathering services relies on a fact-intensive analysis that is the subject of ongoing litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC, the courts, or Congress.

State regulation of natural gas gathering facilities generally includes various safety, environmental, and, in some circumstances, nondiscriminatory-take requirements. Although nondiscriminatory-take regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services vary from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in the state in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is materially different from how it affects operations of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Changes in law and to FERC and/or state policies and regulations may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate pipelines and intrastate pipelines. Changes in law and to FERC and state utility commission policies and regulations also may result in increased regulation of our business and operations, and we cannot predict what future action FERC or any state utility commission will take. We do not believe, however, that any regulatory changes will affect us in a way that materially differs from the way they will affect other natural gas producers, gatherers, and marketers with which we compete.

Regulation of Environmental and Occupational Safety and Health Matters

Our operations are subject to stringent federal, state and local laws and regulations governing the occupational safety and health aspects of our operations, the discharge of materials into the environment, and protection of the environment and natural resources (including threatened and endangered species and their habitats). Numerous governmental entities, including the U.S. Environmental Protection Agency (the "EPA") and analogous state agencies, such as the Colorado Department of Public Health and Environment (the "CDPHE"), have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring costly investigation or actions. These laws and regulations may, among other things, (i) require the acquisition of permits to conduct drilling and other regulated activities; (ii) restrict the types, quantities and concentrations of various substances that can be released into the environment or injected into formations in connection with drilling and production activities; (iii) limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas; (iv) require remedial measures to prevent or mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; (v) apply specific health and safety criteria addressing worker protection; and (vi) impose substantial liabilities for pollution resulting from drilling and production operations. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of corrective or remedial obligations, the occurrence of delays or restrictions in permitting or performance of projects, and the issuance of orders enjoining performance of some or all of our operations.

The following is a summary of the more significant existing and proposed environmental and occupational safety and health laws, as amended from time to time, to which our business operations are or may be subject, and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Handling Wastes

The Resource Conservation and Recovery Act ("RCRA") and comparable state laws regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and nonhazardous solid wastes. Pursuant to rules issued by the EPA, states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters and other wastes associated with the exploration, development and production of oil, natural gas and NGLs, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA's less stringent nonhazardous solid waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas drilling and production wastes now classified as nonhazardous solid wastes could be classified as hazardous wastes in the future. In addition, in the course of our operations, we may generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste compressor oils that may be regulated as hazardous wastes if such wastes have hazardous characteristics. Although the costs of managing hazardous waste may be significant, we do not believe that our costs in this regard are materially more burdensome than those for similarly situated companies.

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, and comparable state laws impose joint and several liability, without regard to fault or the legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and former owners or operators of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment, and to seek to recover from the responsible classes of persons the costs they incur. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We may generate materials in the course of our operations that may be regulated as hazardous substances.

Water Discharges

The Clean Water Act (the "CWA") and comparable state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of hazardous substances, into state waters and waters of the United States ("WOTUS"). The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for noncompliance with discharge permits or other CWA requirements and analogous state laws and regulations.

The CWA also prohibits the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by permit. The EPA and the U.S. Army Corps of Engineers (the "Corps") have issued rules attempting to clarify the federal jurisdictional reach over WOTUS since 2015, including the Navigable Waters Protection Rule during the first Trump administration, rules reverting back to the 1986 WOTUS definition during the Biden administration, and rules reinstating the pre-2015 definition in January of 2023. However, in May 2023, the Supreme Court decided Sackett v. EPA, which sharply curtailed the EPA's and Corps' jurisdictional reach by limiting the types of wetlands that fell under WOTUS. Sackett codified the definition of WOTUS as only geographical features that are described in ordinary parlance as "streams, oceans, rivers, and lakes" and to adjacent wetlands that are "indistinguishable" from those bodies of water due to a continuous surface connection. In September 2023, EPA and the Corps published a direct-to-final rule redefining WOTUS to amend the January 2023 rule and align with the decision in Sackett. The final rule eliminated the "significant nexus" test from consideration when determining federal jurisdiction and clarified that the CWA only extends to relatively permanent bodies of water and wetlands that have a continuous surface connection with such bodies of water. The final rule is currently subject to challenges in federal district courts. As such, uncertainty remains with respect to future implementation of the rule and any resulting litigation.

The primary federal law related specifically to oil spill liability is the Oil Pollution Act of 1990 (the "OPA"), which amends and augments the oil spill provisions of the CWA and imposes certain duties and liabilities on certain "responsible parties" related to the prevention of oil spills and damages resulting from such spills in or threatening WOTUS or adjoining shorelines. For example, operators of certain oil and natural gas facilities must develop, implement and maintain facility response plans, conduct annual spill training for certain employees and provide varying degrees of financial assurance. Owners or operators of a facility, vessel or pipeline that is a source of an oil discharge or that poses the substantial threat of discharge is one type of "responsible party" who is liable. The OPA applies joint and several liability, without regard to fault, to each liable party for oil removal costs and a variety of public and private damages. Although defenses exist, they are limited. As such, a violation of the OPA has the potential to adversely affect our operations.

Subsurface Injections

In the course of our operations, we produce water in addition to natural gas, crude oil and NGLs. Water that is not recycled may be disposed of in disposal wells, which inject the produced water into non-producing subsurface formations. Underground injection operations are regulated pursuant to the Underground Injection Control ("UIC") program established under the federal Safe Drinking Water Act ("SDWA") and analogous state laws. The UIC program requires permits from the EPA or an analogous state agency for the construction and operation of disposal wells, establishes minimum standards for disposal well operations, and restricts the types and quantities of fluids that may be disposed. A change in UIC disposal well regulations or the inability to obtain permits for new disposal wells in the future may affect our ability to dispose of produced water and ultimately increase the cost of our operations. For example, in response to recent seismic events near below-ground disposal wells used for the injection of natural gas- and oil-related wastewaters, federal and some state agencies have begun investigating whether such wells have caused increased seismic activity, and some states have shut down or imposed moratoria on the use of such disposal wells. In response to these concerns, regulators in some states have adopted, and other states are considering adopting, additional requirements related to seismic safety. These seismic events have also led to an increase in tort lawsuits filed against exploration and production companies, as well as the owners of underground injection wells. Increased costs associated with the transportation and disposal of produced water, including the cost of complying with regulations concerning produced water disposal, may reduce our profitability.

Air Emissions

The federal Clean Air Act (the "CAA") and comparable state laws restrict the emission of air pollutants from many sources, such as tank batteries, through air emissions standards, construction and operating permitting programs and the imposition of other compliance standards. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay the development of our projects. Recently, there has been increased regulation with respect to air emissions from the oil and natural gas sector.

In June 2016, the EPA published final New Source Performance Standards ("NSPS") at 40 CFR Part 60, Subpart OOOOa establishing new air emission controls for methane and volatile organic compound ("VOC") emissions from certain new, modified or reconstructed equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities, as an iteration to the previous standards at Subpart OOOO. The EPA announced the latest iterations on these standards, Subpart OOOOb and OOOOc, on December 2, 2023. These rules require the phase-out of routine flaring of natural gas from new oil wells and routine leak monitoring at all well sites and compressor stations, as well as emissions standards for existing sources. The final rule gives states, along with federal tribes that wish to regulate existing sources, two years to develop and submit their plans for reducing methane from existing sources followed by three years from the plan submission deadline for existing sources to comply. The regulations are subject to legal challenge and will also need to be incorporated into the states' implementation plans, which will need to be approved by the EPA in individual rulemakings that could also be subject to legal challenge. In addition, the new rules have been appealed by various parties and it is also possible that the new presidential administration will seek to revise or retract these rules. As a result, future implementation of the standards is uncertain at this time.

The EPA also finalized separate rules under the CAA in June 2016 regarding criteria for aggregating multiple sites into a single source for air-quality permitting purposes applicable to the oil and natural gas industry. This rule could cause small facilities (such as tank batteries), on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements, which in turn could result in operational delays or require us to install costly pollution control equipment.

Regulation of GHG Emissions

In response to findings in 2009 that emissions of carbon dioxide, methane and other GHGs endanger public health and the environment, the EPA has adopted regulations under existing provisions of the CAA, including rules requiring the monitoring and annual reporting of GHG emissions from large GHG emission sources in the U.S., including certain onshore and offshore natural gas, oil and NGL production sources, which include certain of our operations. An executive order, signed on January 20, 2025, instructed the EPA and other agency heads to brief the White House on the "legality and continuing applicability" of the 2009 endangerment findings. This could presage an attempt to void the 2009 findings, which, if successful, could result in voiding many of the EPA's rules for GHG emissions.

The EPA in July 2023 issued a proposed rule to expand the scope of its Greenhouse Gas Reporting Program for certain petroleum and natural gas facilities. The proposed rule would make the reach of the program both broader and more granular, creating reporting obligations for a wider set of methane and other gas emissions events and requiring increased technical detail for certain other preexisting reporting obligations. The rule was finalized in May of 2024 with an effective date of January 1, 2025. This rule could raise our costs of regulatory compliance.

In addition, the SEC issued a final rule in March 2024 that would mandate disclosure of climate-related risks, including financial impacts, physical and transition risks, related governance and strategy, and GHG emissions, for certain public companies. Smaller reporting companies will be required to incorporate discussion of these risks in filings beginning in fiscal year 2027 and will not be required to report GHG emissions data. Large accelerated filers and accelerated filers will be required to incorporate such discussion in fiscal years 2025 and 2026, respectively, as well as disclose Scope 1 and 2 GHG emissions, if material, in fiscal years 2026 and 2027, and provide third party attestation reports related to such emissions beginning in fiscal years 2029 and 2031. However, this rule has been challenged and, on February 11, 2025, the Acting Chairman of the SEC stated that the commission will pause litigation on this rule.

Also, the United Nations-sponsored Paris Agreement calls for countries to set their own GHG emissions targets and be transparent about the measures each country will take to achieve its GHG emissions targets. However, the Paris Agreement does not impose any binding obligations on its participants. Former President Biden recommitted the U.S. to the Paris Agreement and, in April 2021, announced a goal of reducing the U.S.' emissions by 50-52% below 2005 levels by 2030. Incremental reduction measures have been agreed to at subsequent meetings, Conference of the Parties ("COP") 26 held in Glasgow in November 2021, COP27 held in Sharm-El Sheik in November 2022, COP28 held in Dubai in November to December 2023 and COP29 held in Baku in November 2024. Relatedly, the U.S. and European Union jointly announced the launch of the "Global Methane Pledge," which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including "all feasible reductions" in the energy sector, which was reaffirmed at COP27. However, on January 20, 2025, President Trump signed an executive order to start the process of withdrawing the U.S. from the Paris Agreement. This signals that the U.S. will also not provide funding or otherwise adhere to the nonbinding commitments made in subsequent COPs.

In addition, the Inflation Reduction Act of 2022 (the "IRA"), signed by former President Biden in August 2022, provides significant funding and incentives for research and development of low-carbon energy production methods, carbon capture, and other programs directed at addressing climate change. The IRA also includes a methane emissions reduction program that amends the CAA to include a Methane Emissions and Waste Reduction Incentive Program for petroleum and natural gas systems. This program requires the EPA to impose a "waste emissions charge" on certain natural gas and oil sources that are already required to report under EPA's Greenhouse Gas Reporting Program. On November 18, 2024, the EPA published a final rule imposing a charge for "waste methane" emissions from the oil and gas sector. The amount of the charge is $900 per metric ton of methane emitted in 2024, $1,200 per metric ton for emissions in 2025 and $1,500 per metric ton for 2026 and beyond. This rule may result in significant costs for our operations. On February 4, 2025, a joint resolution was proposed to void this rule under the Congressional Review Act. Even if the joint resolution is approved, it may not eliminate the waste methane fee because the fee was mandated by the IRA.

Although it is not possible at this time to predict how new laws or regulations that may be adopted or issued to address GHG emissions would impact our business, any such future laws, regulations or legal requirements imposing reporting or permitting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations, as well as delay or restrict our ability to permit GHG emissions from new or modified sources. In addition, substantial limitations on GHG emissions could adversely affect demand for the natural gas, oil and NGLs we produce and lower the value of our reserves.

Finally, it should be noted that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts and other extreme climatic events; if any such effects were to occur, they could have an adverse effect on our operations.

Hydraulic Fracturing Activities

Hydraulic fracturing is an important and common practice that is used to stimulate production of oil, natural gas and NGLs from dense subsurface rock formations. We will use hydraulic fracturing as part of our operations. Hydraulic fracturing is typically regulated by state oil and natural gas commissions. However, several federal agencies have asserted regulatory authority over certain aspects of the process.

From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. Meanwhile, the regulation of hydraulic fracturing has continued at the state level. For example, Colorado has promulgated rules that require oil and natural gas operators to disclose the volume of water and all chemicals used during the hydraulic fracturing process to an online registry.

In the event that a new, federal level of legal restrictions relating to the hydraulic fracturing process is adopted in areas where we operate, we may incur additional costs to comply with such federal requirements that may be significant in nature, and also could become subject to additional permitting requirements and experience added delays or curtailment in the pursuit of exploration, development, or production activities.

ESA and Migratory Birds

The federal Endangered Species Act ("ESA") and comparable state laws were established to protect endangered and threatened species. Pursuant to the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species' habitat. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. We may conduct operations on oil and natural gas leases in areas where certain species that are listed as threatened or endangered are known to exist and where other species that potentially could be listed as threatened or endangered under the ESA may exist. In June 2023, the Biden Administration announced proposed revisions concerning the procedures and criteria used for listing, reclassifying, and delisting protected species, and designating critical habitat.

The identification or designation of previously unprotected species as threatened or endangered in areas where underlying property operations are conducted could cause us to incur increased costs arising from species protection measures, time delays or limitations on our exploration and production activities, which could have an adverse impact on our ability to develop and produce reserves. If we were to have a portion of our leases designated as critical or suitable habitat, it could adversely impact the value of our leases.

OSHA

We are subject to the requirements of the Occupational Safety and Health Act ("OSHA") and comparable state statutes, the purpose of which is to protect the health and safety of workers. In addition, OSHA's hazard communication standard, the Emergency Planning and Community Right-to-Know Act, comparable state statutes and any implementing regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens.

State Laws

Our properties located in Colorado are subject to the authority of the CECMC, as well as other state agencies. Over the past several years, the CECMC has approved new rules regarding various matters, including wellbore integrity, hydraulic fracturing, well control, waste management, spill reporting, spacing of wells and pooling of mineral interests, and an increase in potential sanctions for CECMC rule violations. We do not believe that any of these CECMC rules will affect us in a way that materially differs from the way they will affect other oil and natural gas producers, gatherers, and marketers with which we compete.

In April 2019, Colorado Senate Bill 19-181 (SB 181) became effective, which substantially changes the state's regulation of oil and natural gas exploration and production activities. SB 181 changed the CECMC's mission from "fostering" responsible and balanced development "consistent with protection" of public health and the environment to "regulating" development "to protect" public health and the environment. SB 181 also instituted several state-wide regulatory changes, namely it: (i) changed Colorado's statutory pooling provisions to require an applicant to own, or obtain the consent of, more than 45% of the applicable working or mineral interest, whereas previously the consent of only one mineral interest owner was required; (ii) requires that, after production is established, an applicant must pay force-pooled working or mineral interest owners a 16% royalty on oil production and a 13% royalty on gas production; (iii) changed state pre-emption law to afford local governments greater control over oil and natural gas siting; and (iv) initiated a comprehensive rulemaking to amend CECMC's rules consistent with the agency's revised mission.

Among the most significant changes under SB 181 was the aforementioned provision giving local governments greater control over facility siting and surface impacts associated with oil and natural gas development. Whether an applicable local government determines to implement regulatory changes is optional, but if changes are adopted, the resulting regulations may be stricter than state requirements. Further, local governments can inspect oil and natural gas operations and impose fines for leaks and spills. Regulation in the municipalities and areas where we operate could result in increased costs, delays in securing permits and other approvals related to our operations, and otherwise materially impact our ability to operate and drill new wells in the areas where we hold oil and natural gas interests.

The CECMC has adopted significant additional regulations to implement SB 181. The legislation mandated CECMC rulemaking on environmental protection, facility siting, cumulative impacts, flowlines, wells that are inactive, temporarily abandoned or shut-in, financial assurance, wellbore integrity, and application fees. In November 2022, the CECMC completed a rulemaking on flowlines and wells that are inactive, temporarily abandoned, or shut-in and completed a rulemaking on wellbore integrity in June 2020. In January 2021, the results of a major rulemaking took effect addressing a wide range of topics, including facility siting, cumulative impacts, development approvals, asset transfers, pollution standards, hearings and variances, groundwater monitoring, underground injection control and enhanced recovery wells, venting and flaring restrictions, spill reporting, cleanup responsibility, and wildlife protection. Those rules apply to permit applications pending on, or submitted after, the date the rule became effective, and generally to operations occurring on or after that date. The CECMC has also issued rules on financial assurance, application fees, and high-priority habitat. The financial assurance rule increased the amounts that operators are required to provide as a surety bond to ensure that wells will be properly plugged and abandoned at the end of their lifecycle. Most recently, the CECMC is considering a draft rulemaking regarding the cumulative impacts of oil and natural gas operations, including increased scrutiny on a project's proximity to other industrial sites, residential and school areas, DI communities, and "cumulatively impacted communities." The draft rules would also set GHG emissions intensity targets for oil and natural gas operators and require regulators to consider such targets in their cumulative impacts analysis, as well as the potential to restrict operations during the summer in Ozone Nonattainment Areas. Depending on how these and any other new rules are applied and enforced, they could add substantial increases in well costs for our Colorado operations. The rules could also impact our ability to operate and extend the time necessary to obtain drilling permits, which would create substantial uncertainty about future development plans.

SB 181 also required the CDPHE, in conjunction with the Air Quality Control Commission ("AQCC"), to undertake rulemaking efforts to minimize methane emissions and emissions of other hydrocarbons, volatile organic compounds and nitrogen oxides associated with certain oil and natural gas facilities. The CDPHE and AQCC adopted more stringent standards for leak detection and repair inspection frequency, pipeline and compressor station inspection and maintenance frequencies, and for reducing emissions from pneumatic devices. In December 2019, the AQCC also expanded storage tank control and loadout control requirements. The legislation also grants the CDPHE and AQCC regulatory authority over a broad range of oil and natural gas facilities during pre-production activities, drilling, and completion.

On December 20, 2024, the CDPHE adopted new rules to reduce GHG emissions from midstream oil and gas operations that the agency touted as "first-of-its-kind." Under these rules, midstream operators must capture and recover hydrocarbon emissions from activities such as pipeline pigging and blowdown of equipment. These new requirements may increase overall costs for the oil and gas industry in Colorado. It is possible that the CDPHE will propose additional rules to reduce emissions from other segments of the oil and gas sector.

Related Permits and Authorizations

Many environmental laws require us to obtain permits or other authorizations from state and/or federal agencies before initiating certain drilling, construction, production, operation or other activities and to maintain these permits and compliance with their requirements for ongoing operations. These permits are generally subject to protest, appeal or litigation, which can in certain cases delay or halt projects and cease production or operation of wells, pipelines and other operations.

For example, when obtaining a permit for new multi-well pads, the State of Colorado Oil and Gas Development Plans ("OGDP") approval process may be pursued concurrently with the county approval process. Thirty days prior to the initial filing for a permit, we are required to provide notice to relevant local government authorities, proximate local governments and schools within 2,000 feet of our proposed site. Following such notice, a development plan may be filed, subject to potential requests for hearings and consultation, with such process lasting on average between 90 and 150 days. Upon approval by state authorities, a development plan will be subject to a 30-day public comment period (or 45 days in the case of a plan contemplating drilling within 2,000 feet of a DI community), with such period subject to extension at the discretion of state authorities. Upon completion of the public comment period, the CECMC Director will make a recommendation to approve, approve with conditions of approval, or deny the development plan. The CECMC will then hold a hearing to determine whether to approve, deny or stay an application 7 to 14 days after the recommendation of the CECMC Director. If the development plan is approved, drilling on the applicable pad may commence after a 60- to 90-day wellbore permitting administrative process.

Concurrent with the state approval process, the WOGLA application for construction of improvements related to oil and gas exploration and production in Weld County, Colorado, will be subject to approval by the Weld County Oil and Gas Energy Department. Prior to the application, a meeting hosted by Weld County will review all alternate locations within the development area attended by all other relevant state and local regulatory agencies. Following the pre-application meeting, a 30-day notice is submitted to Weld County stating a WOGLA application will be filed. Subsequently, a WOGLA application may be filed with a public intervention period occurring 20 days prior to a hearing. The hearing for WOGLA applications is scheduled for a minimum of 45 days from the date of submission. The Weld County hearings officer will hear the WOGLA applications for approval, and upon such approval, an order will be issued and a grading permit application must be filed prior to construction upon location.

Related Insurance

We maintain insurance against some risks associated with above or underground contamination that may occur as a result of these activities. However, this insurance is limited to activities at the well site and there can be no assurance that this insurance will continue to be commercially available or that this insurance will be available at premium levels that justify its purchase by us. The occurrence of a significant event that is not fully insured or indemnified against could have a materially adverse effect on our financial condition and operations.

Cryptocurrency Mining

In 2023, we generated all of our revenue through our cryptocurrency mining activities from assets we acquired in the Merger. On January 23, 2024, we closed the Crypto Sale in which we sold all of our Mining Equipment and the Atlas MSA. Refer to *Recent Developments—Sale of Crypto Assets.* Accordingly, we do not currently have and do not expect to have any cryptocurrency mining operations in the future. Following the Crypto Sale, our exposure to the market prices of cryptocurrencies is limited to the ability of the Crypto Purchaser to pay the deferred purchase price pursuant to the Crypto Divestiture Agreement. Refer to *Recent Developments—Sale of Crypto Assets, Risk Factors—We may not realize the full benefit of the Crypto Sale for a variety of reasons, including the inability of the Crypto Purchaser to pay the Deferred Purchase Price due to a decrease in the price of Bitcoin or the actions of third parties* and the Crypto Divestiture Agreement.

Pre-Merger cryptocurrency mining activities during 2022 consisted of participation in mining pools that pooled the resources of groups of miners and split cryptocurrency rewards earned according to the "hashing" capacity each miner contributes to the mining pool. Pre-Merger, Creek Road ceased cryptocurrency mining operations in mid-2022, and reinitiated such operations upon entering into the Atlas MSA in February 2023, pursuant to which Atlas hosted, operated, and managed the Mining Equipment, and we received payment in U.S. dollars for the daily net mining revenue representing the dollar value of the cryptocurrency award generated less power and other costs. Under the Atlas MSA, we did not own, control or take custody of any Bitcoin produced by the Mining Equipment. Instead, Atlas, as service provider, retained all Bitcoin rewards, deducted a hosting service fee from the monthly total mined currency produced by our miners and remitted the net proceeds of the mined currency to us in cash. The Merger was accounted for as a reverse asset acquisition; as a result, our cryptocurrency mining operations are reported as commencing on May 3, 2023, concurrent with the Merger, and prior revenues and expenses of Creek Road related to cryptocurrency mining activities are not presented in *Part II. Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations* or the accompanying financial statements.

Intellectual Property

We do not currently own any intellectual property.

Employees

As of December 31, 2024, we employed 19 full-time employees. We have never experienced a work stoppage, and believe we maintain positive relationships with our employees.

Offices

As of December 31, 2024, we have leased office space in Houston, Texas, where our principal offices are located, and in Denver, Colorado.

Available Information, Website and Availability of Public Filings

Our principal executive offices are located at 55 Waugh, Suite 400, Houston, Texas 77007. We also maintain an office in Denver, Colorado. Our website is located at *www.prairieopco.com*.

We furnish or file our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to such reports and other documents with the SEC under the Exchange Act. The SEC also maintains an internet website at *www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. We also make these documents available free of charge at *www.prairieopco.com* under the "Investor Relations" link as soon as reasonably practicable after they are filed or furnished with the SEC.

Information on our website is not incorporated into this Annual Report or our other filings with the SEC and is not a part of them.

Our common stock is listed and traded on the Nasdaq Capital Market under the symbol "PROP."

Item 1A. Risk Factors

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under "Cautionary Statement Regarding Forward-Looking Statements," you should carefully consider the specific risks set forth herein and the risks set forth in other filings we make with the SEC from time to time, together with other information in this Annual Report. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this Annual Report are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Our risk factors can be broadly summarized by the following categories:

- Risks Related to our E&P Assets
- Risks Related to the Bayswater Acquisition
- Risks Related to the Company
- Risks Related to the Ownership of our Common Stock

While not an exhaustive list, the principal risks that we believe could adversely affect our business, financial condition or results of operations include:

- Other than the Genesis Bolt-on Assets, the Genesis Assets currently have no producing properties and there is no assurance that we will be able to successfully drill producing wells. If the Genesis Assets are not commercially productive of crude oil or natural gas, any funds spent on exploration and production may be lost;
- The development of our estimated PUD reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated PUD reserves may not ultimately be developed or produced;
- We have a limited history of drilling producing oil and natural gas wells and there can be no assurance that we will successfully establish oil and natural gas operations or profitably produce oil, natural gas or NGLs;
- Oil, natural gas and NGLs prices are highly volatile. An extended decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments;
- Our plan to develop and operate our existing and future E&P assets will require substantial additional capital, which we may be unable to raise on acceptable terms or at all in the future;
- We have entered into hedging arrangements to hedge a significant portion of oil and natural gas production and are therefore exposed to fluctuations in the price of oil, natural gas and NGLs and will be affected by continuing and prolonged declines in such prices. Any future hedging activities we may engage in may result in financial losses or could reduce our income;
- Drilling for and producing oil and natural gas wells is a high-risk activity with many uncertainties that could adversely affect our business, financial condition or results of operations;

- We intend to pursue the development of our properties in the DJ Basin through horizontal drilling and completion. Horizontal development operations can be more operationally challenging and costly relative to vertical drilling operations;

- Drilling locations that we decide to drill may not yield oil or natural gas in commercially viable quantities;

- Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage;

- Our future results of operations are highly dependent on our ability to find, develop or acquire additional reserves;

- Our estimated oil, natural gas and NGLs reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in the reserve estimates or the underlying assumptions will materially affect the quantities and present value of our reserves;

- We will face strong competition from other oil and natural gas companies;

- Government regulation and liability for oil and natural gas operations may adversely affect our business and results of operations;

- All of our E&P assets are located in the DJ Basin, making us vulnerable to risks associated with operating primarily in a single geographic area;

- We may not consummate the Bayswater Acquisition on the terms currently contemplated, or at all;

- We do not currently have sufficient funds or committed financing necessary to consummate the Bayswater Acquisition;

- We may be unsuccessful in integrating the Bayswater Assets or in realizing all or any part of the anticipated benefits of the Bayswater Acquisition;

- Our acquisition of a significant portion of Bayswater's working interests is subject to third-party consent. If such third party does not consent or our arrangement with Bayswater with respect to such working interests pursuant to the Bayswater PSA is challenged, we will be unable to acquire such working interest as part of the Bayswater Acquisition without any adjustment to the purchase price and we may have limited recourse against Bayswater;

- If we are successful in completing the Bayswater Acquisition, our level of indebtedness could adversely affect our business and financial condition and prevent us from fulfilling our debt obligations;

- As a result of the Bayswater Acquisition and the NRO Acquisition, we anticipate that the scope and size of our assets, operations and business will substantially change. We cannot provide assurance that our expansion in size and integration and operation of the Bayswater Assets and Central Weld Assets will be successful;

- We expect to incur significant transaction costs in connection with the Bayswater Acquisition, which may be in excess of those currently anticipated;

- The Bayswater Acquisition may be completed on different terms from those contained in the Bayswater PSA;

- The market price for our Common Stock following the Bayswater Acquisition, if consummated, may be affected by factors different from those that historically have affected or currently affect our Common Stock;

- Securities class action and derivative lawsuits may be brought against us in connection with the Bayswater Acquisition, which could result in substantial costs;

- We have historically incurred significant losses, and may be unable to generate profitability. Our ability to successfully operate and expand our business is dependent our ability to raise additional capital to support our drilling program on our existing assets;

- We need to manage growth in operations to maximize our potential growth and achieve our expected revenues. Our failure to manage growth can cause a disruption of our operations that may result in the failure to generate revenues at levels we expect;

- We depend on the services of a small number of key personnel, and may not be able to operate and grow our business effectively if we lose their services or are unable to attract qualified personnel in the future;

- Acquisitions, joint ventures or similar strategic relationships may disrupt or otherwise have a material adverse effect on our business and financial results;

- There may be conflicts of interest between certain of our officers and directors and our non-management stockholders;

- Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could result in a restatement of our financial statements, cause investors to lose confidence in our financial statements and our Company and have a material adverse effect on our business and stock price;

- We may not be able to use a portion of our net operating loss carryforwards and other tax attributes to reduce our future U.S. federal and state income tax obligations, which could adversely affect our cash flows;

- The conversion or exercise, as applicable, of the outstanding Series D Preferred Stock, Series D PIPE Warrants, Series E PIPE Warrants, Exok Warrants, Subordinated Note Warrants, and Merger Options could substantially dilute your investment and adversely affect the market price of our Common Stock;

- Our Board of Directors has broad discretion to issue additional securities, and in order to raise sufficient funds to expand our operations, we may have to issue securities at prices which may result in substantial dilution to our stockholders;

- If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Common Stock or if our operating results do not meet their expectations, our stock price could decline;

- Insiders have substantial control over the Company, and they could delay or prevent a change in our corporate control even if our other stockholders want it to occur;

- The trading price of our Common Stock has been, and is likely to continue to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control;

- Future sales of our Common Stock, or the perception that such future sales may occur, may cause our stock price to decline; and

- We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on your investment may be limited to increases in the market price of our Common Stock.

The foregoing factors should not be construed as exhaustive. This summary of risk factors should be read in conjunction with the more detailed risk factors below.

Risks Related to our E&P Assets

Other than the Genesis Bolt-on Assets, the Genesis Assets currently have no producing properties and there is no assurance that we will be able to successfully drill producing wells. If the Genesis Assets are not commercially productive of crude oil or natural gas, any funds spent on exploration and production may be lost.

All of the Genesis Assets, other than the Genesis Bolt-on Assets, are in the pre-production stage and there is no assurance that we will be able to obtain the requisite permits to begin drilling or successfully drill producing wells. The Genesis Assets, other than the Genesis Bolt-on Assets, are not currently connected to the electrical grid or transportation, nor have we engaged service providers or contractors, necessary for the productive development of the assets and there is no assurance that we will be able to obtain the electrification, transportation or services necessary at economic costs, if at all. We are dependent on establishing sufficient reserves at the Genesis Assets for additional cash flow and a return of our investment. If the Genesis Assets are not economic, all of the funds that we have invested, or will invest, will be lost. In addition, the failure of the Genesis Assets to produce commercially may make it more difficult for us to raise additional funds in the form of additional sale of our equity securities or working interests in other property in which we may acquire an interest.

The Central Weld Assets currently have both producing and undeveloped properties and there is no assurance that we will be able to further develop and exploit the producing properties or successfully drill producing wells. If we are unable to further develop and exploit the producing properties or drill producing wells, any funds spent on the NRO Acquisition or in the exploration, development and production of the Central Weld Assets may be lost.

Certain of the Central Weld Assets are producing, permitted properties and certain of the Central Weld Assets are undeveloped. There is no assurance that we will be able to further develop and exploit the producing properties or successfully drill producing wells of the undeveloped properties, and we will be dependent on further developing, exploiting and establishing sufficient reserves at the Central Weld Assets for additional cash flow and a return of our investment. If we are unable to further develop or exploit the Central Weld Assets or if the Central Weld Assets are not economic, all of the funds that we have invested, or will invest, will be lost. In addition, the failure of the Central Weld Assets to further produce commercially may make it more difficult for us to raise additional funds in the form of additional sales of our equity securities or working interests in other property in which we may acquire an interest.

The development of our estimated PUD reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated PUD reserves may not ultimately be developed or produced.

All of the reserves attributable to the Genesis Assets, other than the Genesis Bolt-on Assets, are undeveloped as of December 31, 2024. Development of proved undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves, increases in costs to drill and develop such reserves, or decreases in commodity prices will reduce the value of our estimated PUD reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could require us to reclassify our PUDs as unproved reserves.

We have a limited history of drilling producing oil and natural gas wells and there can be no assurance that we will successfully establish oil and natural gas operations or profitably produce oil, natural gas or NGLs.

We have a limited history of successfully drilling producing oil and natural gas wells and successfully producing hydrocarbons. Oil and natural gas exploration and production has a high degree of risk. The future development of a significant portion of our properties will require obtaining permits and financing. As a result, we are subject to all of the risks associated with establishing new drilling operations and business enterprises, including, among others:

- the need to obtain necessary environmental and other governmental approvals and permits, the timing and conditions of those approvals and permits, and litigation concerning those approvals and permits;
- the availability and cost of funds to finance the drilling and development of our properties;
- the timing and cost, which can be considerable, of the supporting infrastructure to our oil and natural gas drilling operations;
- the ability to obtain midstream offtake capacity for our future oil and natural gas production;
- drainage resulting from the development of offsetting properties from other operators in the area;
- commodity prices and our ability to find suitable customers for our future production;
- inflation and potential increases in costs of labor, power, supplies, services and other support; and
- the availability of skilled labor and equipment to support our drilling operations.

There is no assurance that our drilling activities will result in the successful production of oil, natural gas or NGLs. Moreover, there is no assurance that even if we are able to successfully produce oil, natural gas or NGLs that such production would be economical for commercial production. Oil and natural gas production is dependent upon a number of factors and significantly influenced by the technical skill of our operations personnel involved. The commercial viability of our possible future production is also dependent upon a number of factors which are beyond our control, including the quality of our oil, natural gas and NGLs, commodity prices, government policies and regulation, and environmental protection requirements. There is no certainty that the expenditures that have been made and may be made in the future by us related to the acquisition and development of our properties will result in commercially viable production and our past and future expenditures may be partially or entirely lost.

Since we have a limited operating history related to the exploration and production of oil and natural gas assets, investors have no basis to evaluate our ability to operate profitably as an E&P business.

We have generated limited revenue in the exploration and production of oil and natural gas assets to date which, following the Crypto Sale, is our sole business segment. We face many of the risks commonly encountered by other new businesses, including the lack of an established operating history, need for additional capital and personnel, and competition. There is no assurance that our business will be successful or that we can ever operate profitably. We may not be able to effectively manage the demands required of a new business, such that we may be unable to implement our business plan or achieve profitability.

Oil, natural gas and NGLs prices are highly volatile. An extended decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

Following the acquisition and development of our existing and future E&P assets, our revenues, profitability and cash flows will depend upon the prices for oil, natural gas and NGLs. The prices we may receive for oil, natural gas and NGLs production are volatile and a decrease in prices can materially and adversely affect our financial results and impede our growth, including our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness and to obtain additional capital on attractive terms. Changes in oil, natural gas and NGLs prices have a significant impact on the amount of oil, natural gas and NGLs that we can produce economically, the value of our reserves and on our cash flows. Historically, world-wide oil, natural gas and NGLs prices and markets have been subject to significant change and may continue to change in the future. During the year ended December 31, 2024, the average West Texas Intermediate spot price was $76.63, as compared to an average price of $77.58 for the year ended December 31, 2023. The average Henry Hub natural gas spot price during the year ended December 31, 2024 was $2.19, as compared to an average of $2.53 for the year ended December 31, 2023.

Prices for oil, natural gas and NGLs may fluctuate widely in response to relatively minor changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control, such as:

- the domestic and foreign supply of and demand for oil, natural gas and NGLs;
- the price and quantity of foreign imports of oil, natural gas and NGLs;
- the ability of and actions taken by the Organization of the Petroleum Exporting Countries ("OPEC") and Russia (together with OPEC and other allied producing countries, "OPEC+") and other oil-producing nations in connection with their arrangements to maintain oil prices and production controls;
- political and economic conditions and events in foreign oil and natural gas producing countries, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America, China and Russia, and acts of terrorism or sabotage;
- the proximity of our production to and capacity of oil, natural gas and NGLs pipelines and other transportation and storage facilities;
- the level of consumer product demand;
- the value of the dollar relative to the currencies of other countries;
- the impact of energy consumption, supply, and conservation policies and activities by governmental authorities, international agreements, and non-governmental organizations to limit, restrict, suspend or prohibit the performance or financing of oil, natural gas and NGLs exploration, production, development or marketing activities;
- U.S. and non-U.S. governmental regulations, including tariffs, environmental initiatives, and taxation;
- overall domestic and global economic conditions;
- the impact on worldwide economic activity of an epidemic, outbreak or other public health events;
- the price and availability of alternative fuels;
- technological advances affecting energy consumption, energy conservation and energy supply;
- stockholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil, natural gas and NGLs to minimize emissions of carbon dioxide, a greenhouse gas; and
- weather conditions.

Our plan to develop and operate our existing and future E&P assets will require substantial additional capital, which we may be unable to raise on acceptable terms or at all in the future.

While we currently expect to develop and operate our existing and future E&P assets utilizing cash flow from operations, we may be unable to do so. Obtaining permits and approvals, seismic data, as well as exploration, development and production activities entail considerable costs, and, to the extent we are unable to fund such costs utilizing cash flow from operations, we may need to raise substantial additional capital, through future private or public equity offerings, strategic alliances or other alternative arrangements.

Our future capital requirements will depend on many factors, including:

- the scope, rate of progress and cost of our exploration, appraisal, development and production activities;

- oil and natural gas prices;
- our ability to obtain the requisite permits and approvals to begin drilling, and potential litigation related to obtaining such permits and approvals;
- our ability to locate and acquire hydrocarbon reserves;
- our ability to produce oil or natural gas from those reserves;
- the terms and timing of any drilling and other production-related arrangements that we may enter into;
- the cost and timing of governmental approvals and/or concessions; and
- the effects of competition by larger companies operating in the oil and natural gas industry.

If we raise additional capital through equity financing, the ownership percentage of our existing stockholders would be diluted, and new investors may demand rights, preferences or privileges senior to those of existing stockholders. If we were to raise additional capital through debt financing, the financing may involve covenants that restrict our business activities. If we are not successful in raising additional capital, we may be unable to continue our future exploration, development and production activities.

We have entered into hedging arrangements to hedge a significant portion of oil and natural gas production and are therefore exposed to fluctuations in the price of oil, natural gas and NGLs and will be affected by continuing and prolonged declines in such prices. Any future hedging activities we may engage in may result in financial losses or could reduce our income.

Oil, natural gas, and NGL prices are volatile, therefore, we hedge a significant portion of oil and natural gas production to reduce our exposure to adverse fluctuations in these prices. Our current derivative arrangements consist of crude oil and natural gas swaps but we could enter into additional derivative arrangements including swaps, collars and other instruments. Derivative arrangements could expose us to the risk of financial loss in some circumstances, including when: (i) production is less than the volume covered by the derivative instruments; (ii) the counterparty to the derivative instrument defaults on its contract obligations; or (iii) there is an increase in the differential between the underlying price in the derivative instrument and actual prices received. These types of derivative arrangements may limit the benefit we would receive from increases in the prices for oil and natural gas and may expose us to cash margin requirements. If oil, natural gas and NGL prices upon settlement of derivative swap contracts exceed the price at which commodities have been hedged, we will be obligated to make cash payments to counterparties, which could, in certain circumstances, be significant.

Drilling for and producing oil and natural gas wells is a high-risk activity with many uncertainties that could adversely affect our business, financial condition or results of operations.

Drilling oil and natural gas wells, including development wells, involves numerous risks, including the risk that we may not encounter commercially productive oil, natural gas and NGLs reserves (including "dry holes"). We must incur significant expenditures to drill and complete wells, the costs of which are often uncertain. It is possible that we will make substantial expenditures on drilling and not discover reserves in commercially viable quantities. Specifically, we often are uncertain as to the future cost or timing of drilling, completing and operating wells, and our drilling operations and those of our third-party operators may be curtailed, delayed or canceled. The cost of our drilling, completing and operating wells may increase and our results of operations and cash flows from such operations may be impacted, as a result of a variety of factors, including:

- unexpected drilling conditions;
- title problems;
- pressure or irregularities in formations;
- worker protection and workplace safety, including equipment failures or accidents;
- adverse weather conditions, such as winter storms and flooding, and changes in weather patterns including due to climate change;
- compliance with, or changes in, environmental laws and regulations relating to climate change, air emissions, hydraulic fracturing and disposal of produced water, drilling fluids and other wastes, laws and regulations imposing conditions and restrictions on drilling and completion operations, including as related to induced seismicity, and other laws and regulations, such as tax laws and regulations;
- the availability and timely issuance of required governmental permits, approvals and licenses, or litigation concerning such permits, approvals and licenses;

- the availability of, costs associated with and terms of contractual arrangements for properties, including mineral licenses and leases, pipelines, rail cars, crude oil hauling trucks and qualified drivers and related services, facilities and equipment to gather, process, compress, store, transport and market crude oil, natural gas and related commodities;
- compliance with environmental and other regulatory requirements; and
- environmental hazards, such as natural gas leaks, oil and produced water spills, pipeline or tank ruptures, encountering naturally occurring radioactive materials, and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the air, surface and subsurface environment.

A failure to recover our investment in any E&P assets, increases in the costs of our drilling operations or those of third-party operators, and/or curtailments, delays or cancellations of our drilling operations or those of our third-party operators in each case due to any of the above factors or other factors, may materially and adversely affect our business, financial condition and results of operations.

We intend to pursue the development of our properties in the DJ Basin through horizontal drilling and completion. Horizontal development operations can be more operationally challenging and costly relative to vertical drilling operations.

Horizontal drilling is generally more complex and more expensive on a per well basis than vertical drilling. As a result, there is greater risk associated with a horizontal well program. Risks associated with our horizontal drilling program include, but are not limited to, the following, any of which could materially and adversely impact the success of our horizontal drilling program and, thus, our cash flows and results of operations:

- successfully drilling and maintaining the wellbore to planned total depth;
- landing our wellbore in the desired hydrocarbon reservoir;
- effectively controlling the level of pressure flowing from particular wells;
- staying in the desired hydrocarbon reservoir while drilling horizontally through the formation;
- running our casing through the entire length of the wellbore;
- running tools and equipment consistently through the horizontal wellbore;
- successful design and execution of the fracture stimulation process;
- preventing downhole communications with other wells, or, in the alternative, disruption from non-simultaneous operations;
- successfully cleaning out the wellbore after completion of the final fracture stimulation stage; and
- designing and maintaining efficient forms of artificial lift throughout the life of the well.

Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, access to gathering systems, limited takeaway capacity, or depressed natural gas and oil prices, the return on our investment in these areas may not be as attractive as anticipated. Further, as a result of any of these developments, we could incur material impairments of our oil and natural gas properties and the value of our undeveloped acreage could decline in the future.

Multi-well pad drilling and project development may result in volatility in our operating results.

We intend to utilize multi-well pad drilling and project development where practical. Project development may involve more than one multi-well pad being drilled and completed at one time in a relatively confined area. Wells drilled on a pad or in a project may not be brought into production until all wells on the pad or project are drilled and completed. Problems affecting one pad or a single well could adversely affect production from all of the wells on the pad or in the entire project. As a result, multi-well pad drilling and project development can cause delays in the scheduled commencement of production, or interruptions in ongoing production. These delays or interruptions may cause declines or volatility in our operating results due to timing as well as declines in oil and natural gas prices. Further, any delay, reduction or curtailment of our development and producing operations, due to operational delays caused by multi-well pad drilling or project development, or otherwise, could result in the loss of acreage through lease expirations.

Additionally, infrastructure expansion, including more complex facilities and takeaway capacity, could become challenging in project development areas. Managing capital expenditures for infrastructure expansion could cause economic constraints when considering design capacity.

Drilling locations that we decide to drill may not yield oil or natural gas in commercially viable quantities.

Our potential drilling locations are in various stages of evaluation, ranging from a location that is ready to drill to a location that will require substantial additional evaluation. There is no way to predict in advance of drilling and testing whether any particular location will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. Prior to drilling, the use of 2-D and 3-D seismic technologies, various other technologies, and the study of producing fields in the same area will still not enable us to know conclusively whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in sufficient quantities to be economically viable. In addition, the use of 2-D or 3-D seismic data and other technologies requires greater pre-drilling expenditures than traditional drilling strategies, and we could incur greater drilling and testing expenses as a result of such expenditures which may result in reduction in our returns or increase our losses. Even if sufficient amounts of oil or natural gas exist, we may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, resulting in a reduction in production from the well or abandonment of the well. If we drill any dry holes in our current or future drilling locations, our profitability and the value of our properties will likely be reduced. We cannot assure you that the analogies we draw from available data from other wells, more fully explored locations, or producing fields will be applicable to our drilling locations. Further initial production rates reported by us or other operators may not be indicative of future or long-term production rates. In sum, the cost of drilling, completing, and operating any well is often uncertain, and new wells may not be productive.

Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage.

The terms of our oil and natural gas leases often stipulate that the lease will terminate if not held by production, rentals, or otherwise some form of an extension payment to extend the term of the lease. If production in paying quantities is not established on units containing leases during the next year, then approximately 1,451 net acres of our acreage will expire in 2025, approximately 11,640 net acres will expire in 2026, and approximately 4,941 net acres will expire in 2027 and thereafter. While some expiring leases may contain predetermined extension payments, other expiring leases will require us to negotiate new leases at the time of lease expiration. Further, existing leases which are currently held by production may unexpectedly encounter operational, political, regulatory, or litigation challenges which could result in their termination. It is possible that market conditions at the time of negotiation could require us to agree to new leases on less favorable terms to us than the terms of the expired leases or cause us to lose the leases entirely. If our leases expire, we will lose our right to develop the related properties.

Our future results of operations are highly dependent on our ability to find, develop or acquire additional reserves.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Unless we conduct successful ongoing exploration and development activities or continually acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Our future reserves and production, and therefore our future cash flow and results of operations, are highly dependent on our success in efficiently developing our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find, or acquire sufficient additional reserves to replace our current and future production. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition, and results of operations would be materially and adversely affected.

Our estimated oil, natural gas and NGLs reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in the reserve estimates or the underlying assumptions will materially affect the quantities and present value of our reserves.

Numerous uncertainties are inherent in estimating quantities of oil, natural gas and NGLs reserves. The process of estimating oil, natural gas and NGLs reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each reservoir, including assumptions regarding future oil, natural gas and NGLs prices, subsurface characterization, production levels and operating and development costs. Our reserve estimates as of December 31, 2024 were prepared by CG&A. CG&A conducted a detailed review of our assets for the period covered by its reserve report using information provided by us.

Over time, we may make material changes to reserve estimates taking into account the results of actual drilling, testing and production. As a result of the uncertainties, estimated quantities of oil, natural gas and NGLs reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Any significant variance in our assumptions and actual results could greatly affect our estimates of reserves, the economically recoverable quantities of oil, natural gas and NGLs attributable to any particular group of properties, the classifications of reserves based on risk of non-recovery and estimates of future net cash flows.

To market our oil and natural gas production, we are dependent upon obtaining access to midstream infrastructure, including truck transportation, pipelines, transmission and/or storage and processing facilities. If we are unable to obtain such access on commercially reasonable terms or at all, we would be unable to market and sell our production and our business and financial position would be materially and adversely affected.

The marketing of oil and natural gas production depends in large part on the availability, proximity and capacity of pipelines and storage facilities, gathering systems and other transportation, processing, fractionation, refining and export facilities, as well as the existence of adequate markets. Transportation space on the gathering systems and pipelines we utilize is occasionally limited or unavailable due to repairs or improvements to facilities or due to space being utilized by other companies that have priority transportation agreements. Additionally, new fields may require the construction of gathering systems and other transportation facilities. These facilities may require us to spend significant capital that would otherwise be spent on drilling. We rely, and expect to rely in the future, on facilities developed and owned by third parties in order to store, process, transmit and sell our production. Our plans to develop and sell our reserves could be materially and adversely affected by the inability or unwillingness of third parties to provide sufficient facilities and services to us on commercially reasonable terms or otherwise. If these facilities are unavailable to us on commercially reasonable terms or otherwise, we could be forced to shut in some production or delay or discontinue drilling plans and commercial production following a discovery of hydrocarbons. The availability of markets is beyond our control. If market factors dramatically change, the impact on our revenues could be substantial and could materially and adversely affect our ability to produce and market oil and natural gas.

Our access to transportation options can also be affected by U.S. federal and state regulation of oil and natural gas production and transportation, general economic conditions and changes in supply and demand. The interstate transportation and sale for resale of natural gas are subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by FERC. Federal and state regulations govern the price and terms for access to natural gas pipeline transportation. FERC's regulations for interstate natural gas transmission in some circumstances may also affect the intrastate transportation of natural gas. FERC regulates the rates, terms and conditions applicable to the interstate transportation of natural gas by pipelines under the NGA as well as under Section 311 of the NGPA. Since 1985, FERC has implemented regulations intended to increase competition within the natural gas industry by making natural gas transportation more accessible to natural gas buyers and sellers on an open-access, nondiscriminatory basis.

Our sales of oil and NGLs are also affected by the availability, terms and costs of transportation. The rates, terms, and conditions applicable to the interstate transportation of oil and NGLs by pipelines are regulated by FERC under the Interstate Commerce Act. FERC has implemented a simplified and generally applicable ratemaking methodology for interstate oil and NGL pipelines to fulfill the requirements of Title XVIII of the Energy Policy Act of 1992 comprised of an indexing system to establish ceilings on interstate oil and NGL pipeline rates. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any materially different way than such regulation will affect the operations of our competitors.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines' published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

As an alternative to pipeline transportation, any transportation of our crude oil and NGLs by rail will also be subject to regulation by the Pipeline and Hazardous Materials Safety Administration ("PHMSA") and the Federal Railroad Administration ("FRA") of the Department of Transportation under the Hazardous Materials Regulations at 49 CFR Parts 171-180, including Emergency Orders by the FRA and new regulations being proposed by the PHMSA, arising due to the consequences of train accidents and the increase in the rail transportation of flammable liquids.

We will face strong competition from other oil and natural gas companies.

We will encounter competition from other oil and natural gas companies in all areas of our operations, including the acquisition of exploratory prospects and proven properties. Our competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of our competitors are large, well-established companies that have been engaged in the oil and natural gas business much longer than we have and possess substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for exploratory projects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry. Such competitors may also be in a better position to secure oilfield services and equipment on a timely basis or on favorable terms. These companies may also have a greater ability to continue drilling activities during periods of low oil and natural gas prices, such as the current commodity price environment, and to absorb the burden of current and future governmental regulations and taxation. We may not be able to conduct our operations, evaluate and select suitable properties and consummate transactions successfully in this highly competitive environment.

Government regulation and liability for oil and natural gas operations may adversely affect our business and results of operations.

Our exploration, production and development activities are subject to extensive federal, state, and local government regulations, which may change from time to time. Matters subject to regulation include discharge permits for drilling operations, drilling bonds and other financial assurance, reports concerning operations, the spacing of wells, unitization and pooling of properties, and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas from wells below actual production capacity in order to conserve supplies of oil and natural gas. These laws and regulations may affect the costs, manner, and feasibility of our operations by, among other things, requiring us to make significant expenditures in order to comply and restricting the areas available for oil and natural gas production. Failure to comply with these laws and regulations may result in substantial liabilities to third-parties or governmental entities. We are also subject to changing and extensive tax laws, the effects of which cannot be predicted. The implementation of new, or the modification of existing, laws or regulations, could have a material adverse effect on us, such as by imposing, penalties, fines and/or fees, taxes and tariffs on carbon that could have the effect of raising prices to the end user and thereby reducing the demand for our products.

All of our E&P assets are located in the DJ Basin, making us vulnerable to risks associated with operating primarily in a single geographic area.

All of our current E&P assets are located in the DJ Basin in Colorado. Because our assets are not as diversified geographically as many of our competitors, the success of our operations and our profitability may be disproportionately exposed to the effect of any regional events, including natural disasters, government regulations and midstream interruptions. For example, bottlenecks in processing and transportation have occurred in some recent periods in the Wattenberg Field in the DJ Basin and these adverse effects may be disproportionately severe to us compared to our more geographically diverse competitors. Similarly, the concentration of our assets within a small number of formations exposes us to risks, such as changes in field-wide rules that could adversely affect development activities or production relating to those formations. Such an event could have a material adverse effect on our results of operations and financial condition. In addition, the demand for, and cost of, drilling rigs, equipment, supplies, chemicals, personnel and oilfield services often increase as a result of numerous factors including increases in exploration and production activity, supply chain problems, and labor shortages. Any shortages or increased costs could delay or adversely affect our development and exploration operations or cause us to incur significant expenditures that are not provided for in our capital forecast, which could have a material adverse effect on our business, financial condition or results of operations. All of the producing properties and reserves included in the Central Weld Assets are located in the DJ Basin. As a result, the transaction increases the risks we face with respect to the geographic concentration of our properties.

In addition, seasonal weather conditions and natural disasters could severely disrupt normal operations and harm our business. During periods of heavy snow, ice, wind or rain, we may be unable to move our equipment between locations, thereby reducing our ability to provide services and generate revenues, or we could suffer weather-related damage to our facilities and equipment, resulting in delays in operations. Our exploration activities may also be affected during such periods of adverse weather conditions. Additionally, extended drought conditions in our operating regions could impact our ability or our customers' ability to source sufficient water or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations.

Moreover, climate change may result in various physical risks, such as the increased frequency or intensity of extreme weather events or changes in meteorological and hydrological patterns, that could adversely impact our operations. Such physical risks may result in damage to our facilities or otherwise adversely impact our operations, such as if facilities are subject to water use curtailments in response to drought, or demand for our products, such as to the extent warmer winters reduce the demand for energy for heating purposes, which may ultimately reduce demand for the products we provide. Such physical risks may also impact our suppliers, which may adversely affect our ability to provide our products. Extreme weather conditions can interfere with our operations and increase our costs, and damage resulting from extreme weather may not be fully insured.

Our operations are subject to federal, state and local laws and regulations related to environmental and natural resources protection and occupational health and safety, which may expose us to significant costs and liabilities and result in increased costs and additional operating restrictions or delays.

Our oil, natural gas and NGLs exploration, production and development operations are subject to stringent federal, state, local and other applicable laws and regulations governing worker health and safety, the release or disposal of materials into the environment or otherwise relating to environmental protection. Numerous governmental entities, including the EPA, the U.S. Occupational Safety and Health Administration, and analogous state agencies, including the CDPHE and the CECMC, have the power to enforce compliance with these laws and regulations. These laws and regulations may, among other things, require the acquisition of permits to conduct drilling; govern the amounts and types of substances that may be released into the environment; limit or prohibit construction or drilling activities in environmentally-sensitive areas such as wetlands, wilderness areas or areas inhabited by endangered or threatened species; require investigatory and remedial actions to mitigate pollution conditions; impose obligations to reclaim and abandon well sites and pits; impose seasonal limitations on our ability to conduct operations due to wildlife migration patterns or other similar concerns; and impose specific criteria addressing worker protection. Compliance with such laws and regulations may impact our operations and production, require us to install new or modified emission controls on equipment or processes, incur longer permitting timelines, restrict the areas in which some or all operational activities may be conducted, and incur significantly increased capital or operating expenditures, which costs may be significant. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability.

Additionally, certain environmental laws impose strict, joint and several liability for costs required to remediate and restore sites where hydrocarbons, materials or wastes have been stored or released. Failure to comply with these laws and regulations may also result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial and corrective action obligations or the incurrence of capital expenditures, the occurrence of restrictions, delays or cancellations in the permitting, development or expansion of projects and the issuance of orders enjoining some or all of our operations in affected areas. Moreover, accidental spills or other releases may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such spills or releases, including any third-party claims for damage to property, natural resources or persons. We may not be able to fully recover such costs from insurance. One or more of these developments that impact us, our service providers or our customers could have a material adverse effect on our business, results of operations and financial condition and reduce demand for our products.

Certain interest groups generally opposed to the development of oil and natural gas, and hydraulic fracturing in particular, have from time to time advanced various options for ballot initiatives aimed at significantly limiting or preventing the development of oil and natural gas. For example, following the failure of several ballot initiatives to restrict oil and natural gas development, Colorado passed a law in April 2019 (Senate Bill 19-181) that, among other things, changes the mission of the CECMC from fostering oil and natural gas development to instead focus on environmental protection, directs the CECMC and various state agencies to consider new rules imposing stricter environmental controls on the oil and natural gas industry, and provides local governments with the authority to promulgate their own regulations on oil and natural gas development. Pursuant to this statutory change, the CECMC has issued new rules relating to the agency's new mission—formerly "fostering" oil and natural gas development, now "regulating" it—including, among other things, increasing oil and natural gas setbacks to a minimum of 2,000 feet from schools and childcare facilities, prohibiting routine venting and flaring, and increasing wildlife protections. Additional rules will also address cumulative impacts through a new state regulatory program and will completely revise state permitting procedures. In May 2023, Colorado passed a law (House Bill 1294) that requires the CECMC to promulgate rules addressing cumulative impacts of oil and natural gas operations by April 28, 2024. CECMC is currently assessing draft rules pursuant to this law, which, if finalized as proposed, would require regulators to consider cumulative impacts of oil and natural gas operations in permitting decisions and increase scrutiny on the project's proximity to other industrial sites, residential areas and school areas, DI communities, and "cumulatively impacted communities." The draft rules would also set GHG emissions intensity targets for oil and natural gas operators and require regulators to consider such targets in their cumulative impacts analysis, as well as the potential to restrict operations during the summer in Ozone Nonattainment Areas. While the ultimate impact of the new Colorado laws and related rules is currently unknown, these laws or passage or enactment of other similar legislation could have a material adverse effect on our operations in Colorado.

The general trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. There can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be materially different from the amounts we currently anticipate. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our business, financial position, results of operations and prospects.

Our oil and natural gas exploration, production, and development activities may be subject to a series of risks related to climate change and energy transition initiatives.

The threat of climate change continues to attract considerable attention in the U.S. and around the world. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of GHGs. These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG disclosure obligations and regulations that directly limit GHG emissions from certain sources. Former President Biden identified addressing climate change as a priority under his administration and issued executive orders related to that goal. For example, in January 2024, the Biden administration announced a temporary pause on the U.S. Department of Energy's ("DOE") review of pending applications for authorization to export LNG to countries that have not entered into free trade agreements ("FTAs") with the U.S. (so-called non-FTA countries) until the DOE updates its underlying analyses for such authorizations using more current data to account for considerations like potential energy cost increases for consumers and manufacturers or the latest assessment of the impact of GHG emissions. While this pause may not directly impact our exploration, production and development activities, it may affect the demand for our products, which could have a material adverse effect on our business and financial position.

Also at the federal level, the EPA has adopted rules that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources, and impose new standards reducing methane emissions from oil and natural gas operations through limitations on venting and flaring and the implementation of enhanced emission leak detection and repair requirements. In December 2023 the EPA finalized more stringent methane rules for new, modified, and reconstructed facilities, known as OOOOb, as well as standards for existing sources for the first time ever, known as OOOOc. Under the final rules, states have two years to prepare and submit their plans to impose methane emission controls on existing sources. The presumptive standards established under the final rules are generally the same for both new and existing sources and include enhanced leak detection survey requirements using optical gas imaging and other advanced monitoring to encourage the deployment of innovative technologies to detect and reduce methane emissions, reduction of emissions by 95% through capture and control systems, zero-emission requirements for certain devices, and the establishment of a "super emitter" response program that would allow third parties to make reports to the EPA of large methane emission events, triggering certain investigation and repair requirements. Fines and penalties for violations of these rules can be substantial.

In addition, the U.S. Congress may continue to consider and pass legislation related to the reduction of GHG emissions, including methane and carbon dioxide. For example, the IRA, which appropriates significant federal funding for renewable energy initiatives and, for the first time ever, imposes a fee on GHG emissions from certain facilities, was signed into law in August 2022. The methane emissions charge would start in calendar year 2024 at $900 per ton of methane, increase to $1,200 in 2025, and be set at $1,500 for 2026 and each year after. Calculation of the fee is based on certain thresholds established in the IRA. In January 2024, the EPA issued a proposed rule to implement the waste emissions charge with a proposed effective date in 2025 for reporting year 2024 emissions. The methane charge and the incentives for renewable energy infrastructure development could impose additional costs on our operations and further accelerate the transition of the economy away from the use of oil and natural gas towards lower- or zero-carbon emissions alternatives. Furthermore, on March 6, 2024, the SEC finalized a rule requiring the reporting of climate-related risks and financial impacts, as well as GHG emissions for larger companies. Compliance dates under the final rule are phased in by registrant category. Smaller reporting companies will be required to incorporate climate-related disclosures into their filings beginning in fiscal year 2027. Accelerated filers will be required to incorporate the disclosures in fiscal year 2026, as well as disclosure of Scope 1 and 2 GHG emissions, if material, in fiscal year 2028, and limited assurance attestation reports related to the same by fiscal year 2031. Large accelerated filers will be required to incorporate the disclosures in fiscal year 2025, with Scope 1 and 2 GHG emissions disclosures, if material, in fiscal year 2026, and attestation reports by fiscal year 2029. While we are still assessing our obligations under the rule, complying with such obligations may result in increased costs.

States have also implemented or are considering implementing laws and regulations that would require climate-related disclosures, which could result in additional costs to comply with disclosure requirements as well as increase costs of and restrictions on access to capital. Separately, enhanced climate related disclosure requirements could lead to reputational or other harm with customers, regulators, investors or other stakeholders and could also increase our litigation risks relating to alleged climate-related damages resulting from our operations, statements alleged to have been made by us or others in our industry regarding climate change risks, or in connection with any future disclosures we may make regarding reported emissions, particularly given the inherent uncertainties and estimations with respect to calculating and reporting GHG emissions. From time to time, the SEC has also focused additional scrutiny on existing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege an issuer's existing climate disclosures were misleading or deficient. These ongoing regulatory actions and the emissions fee and funding provisions of the IRA could increase operating costs within the oil and natural gas industry and accelerate the transition away from fossil fuels, which could in turn adversely affect our business and results of operations.

At the international level, the United Nations-sponsored Paris Agreement, though non-binding, calls for signatory nations to limit their GHG emissions through individually-determined reduction goals every five years after 2020. In February 2021, former President Biden recommitted the U.S. to long-term international goals to reduce emissions, including those under the Paris Agreement. Former President Biden announced in April 2021 a new, more rigorous nationally determined emissions reduction level of 50 to 52 percent from 2005 levels in economy-wide net GHG emissions by 2030. Moreover, the international community convenes annually at the Conference of the Parties to negotiate further pledges and initiatives, such as the Global Methane Pledge (a collective goal to reduce global methane emissions by 30 percent from 2020 levels by 2030). The impacts of these orders, pledges, agreements and any legislation or regulation promulgated to fulfill the U.S.' commitments under the Paris Agreement or other international agreements cannot be predicted at this time. In December 2023, at the 28th Conference of the Parties, the parties signed onto an agreement to transition away from fossil fuels in energy systems and increase renewable energy capacity, though no timeline for doing so was set. While non-binding, the agreements coming out of these conferences could result in increased pressure among financial institutions and various stakeholders to reduce or otherwise impose more stringent limitations on funding for, and increase potential opposition to, the exploration and production of fossil fuels.

Litigation risks are also increasing, as a number of states, municipalities, environmental organizations and other plaintiffs have sought to bring suits against oil and natural gas exploration and production companies in state or federal court, alleging, among other things, that such energy companies created public nuisances by producing fuels that contributed to global warming effects, such as rising sea levels, and therefore, are responsible for roadway and infrastructure damages as a result, or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts. Involvement in such a case, regardless of the substance of the allegations, could have adverse reputational and financial impacts and an unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition or operations.

There are also increasing financial risks for oil and natural gas producers as certain shareholders, bondholders and lenders may elect in the future to shift some or all of their investments into non-fossil fuel energy related sectors. Certain institutional lenders who provide financing to fossil-fuel energy companies have shifted their investment practices to those that favor "clean" power sources, such as wind and solar, making those sources more attractive, and some of them may elect not to provide funding for fossil fuel energy companies in the short or long term. Many of the largest U.S. banks have made "net zero" carbon emission commitments and have announced that they will be assessing financed emissions across their portfolios and taking steps to quantify and reduce those emissions. Additionally, there is also the possibility that financial institutions will be pressured or required to adopt policies that limit funding for fossil fuel energy companies. For example, in 2021 the Glasgow Financial Alliance for Net Zero ("GFANZ") announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero by 2050. Additionally, there is the possibility that financial institutions will be required to adopt policies that limit funding for fossil fuel energy companies. In late 2020, the Federal Reserve joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. More recently, in November 2021, the Federal Reserve issued a statement in support of the efforts of the Network for Greening the Financial System to identify key issues and potential solutions for the climate-related challenges most relevant to central banks and supervisory authorities. In September 2022, the Federal Reserve announced that six of the largest U.S. largest banks will participate in a pilot climate scenario analysis exercise, which took place throughout 2023, to enhance the ability of firms and supervisors to measure and manage climate-related financial risk. While we cannot predict what policies may result from these developments, such efforts could make it more difficult to secure funding for exploration and production business activities on favorable terms, or at all. Although there has been recent political support to counteract these initiatives, these and other developments in the financial sector could lead to some lenders restricting access to capital for or divesting from certain industries or companies, including the oil and natural gas sector, or requiring that borrowers take additional steps to reduce their GHG emissions. Any material reduction in the capital available to us or our fossil fuel-related customers could make it more difficult to secure funding for exploration, development, production, transportation, and processing activities, which could reduce the demand for our products and services.

Our oil and natural gas exploration, production, and development activities may be subject to physical risks related to potential climate change impacts.

Increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that could have significant physical effects, such as increased frequency and severity of storms, droughts, wildfires, and floods and other climatic events, as well as chronic shifts in temperature and precipitation patterns. These climatic developments have the potential to cause physical damage to our assets or those of our vendors and suppliers and could disrupt our supply chains, and thus could have an adverse effect on our business, financial position, operations and prospects.

Additionally, changing meteorological conditions, particularly temperature, may result in changes to the amount, timing, or location of demand for energy or its production. While our operational consideration of changing climatic conditions and inclusion of safety factors in design is intended to reduce the uncertainties that climate change and other events may potentially introduce, our ability to mitigate the adverse impacts of these events depends in part on the effectiveness of our facilities and disaster preparedness and response and business continuity planning, which may not have considered or be prepared for every eventuality.

Our business and ability to secure financing may be adversely impacted by increasing stakeholder and market attention to ESG matters.

Businesses across all industries are facing increasing scrutiny from stakeholders related to their ESG practices. Businesses that are perceived to be operating in contrast to investor or stakeholder expectations and standards, which are continuing to evolve, or businesses that are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such business entity could be materially and adversely affected. Increasing attention to climate change, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary ESG-related disclosures, increasing mandatory ESG disclosures, and consumer demand for alternative forms of energy may result in increased operating and compliance costs, reduced demand for our products, reduced profits, increased legislative and judicial scrutiny, investigations and litigation, reputational damage, and negative impacts on our access to capital markets. To the extent that societal pressures or political or other factors are involved, it is possible that we could be subject to additional governmental investigations, private litigation or activist campaigns as stockholders may attempt to effect changes to our business or governance practices.

While we may elect to seek out various voluntary ESG targets in the future, such targets are aspirational. We may not be able to meet such targets in the manner or on such a timeline as initially contemplated, including as a result of unforeseen costs or technical difficulties associated with achieving such results. Similarly, while we may decide to participate in various voluntary ESG frameworks and certification programs, such participation may not have the intended results on our ESG profile. In addition, voluntary disclosures regarding ESG matters, as well as any ESG disclosures currently required or required in the future, could result in private litigation or government investigation or enforcement action regarding the sufficiency or validity of such disclosures. Moreover, failure or a perception of failure to implement ESG strategies or achieve ESG goals or commitments, including any GHG emission reduction or carbon intensity goals or commitments, could result in private litigation and damage our reputation, cause investors or consumers to lose confidence in us, and negatively impact our operations and goodwill. Notwithstanding our election to pursue aspirational ESG-related targets in the future, we may receive pressure from investors, lenders or other groups to adopt more aggressive climate or other ESG-related goals, but we cannot guarantee that we will be able to implement such goals because of potential costs, technical or operational obstacles or other market or technological developments beyond our control.

Restrictions and regulations regarding hydraulic fracturing could result in increased costs, delays and cancellations in our planned oil, natural gas and NGLs exploration, production and development activities.

Our operations will include hydraulic fracturing activities. Hydraulic fracturing is typically regulated by state oil and natural gas commissions, but the practice continues to attract considerable public, scientific and governmental attention in certain parts of the country, resulting in increased scrutiny and regulation, including by federal agencies. Many states have adopted rules that impose new or more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing activities. For example, Colorado requires the disclosure of chemicals used in hydraulic fracturing and recently extended setback requirements for drilling activities. Local governments may also impose, or attempt to impose, restrictions on the time, place, and manner in which hydraulic fracturing activities may occur. Some state and local authorities have considered or imposed new laws and rules related to hydraulic fracturing, including temporary or permanent bans, additional permit requirements, operational restrictions, and chemical disclosure obligations on hydraulic fracturing in certain jurisdictions or in environmentally sensitive areas. The EPA has also asserted federal regulatory authority over certain aspects of hydraulic fracturing. For example, in December 2023, the EPA issued final rules that update new source performance standard requirements and that will impose more stringent controls on methane and volatile organic compounds emissions from oil and natural gas development and production operations, including hydraulic fracturing and other well completion activity. Additionally, certain federal and state agencies have evaluated or are evaluating potential impacts of hydraulic fracturing on drinking water sources or seismic events. These ongoing studies could spur initiatives to further regulate hydraulic fracturing or otherwise make it more difficult and costly to perform hydraulic fracturing activities. Any new or more stringent federal, state, local or other applicable legal requirements such as presidential executive orders or state or local ballot initiatives relating to hydraulic fracturing that impose restrictions, delays or cancellations in areas where we plan to operate could cause us to incur potentially significant added costs to comply with such requirements or experience delays, curtailment, or preclusion from the pursuit of exploration, development or production activities.

Our planned oil, natural gas and NGLs exploration and production activities could be adversely impacted by restrictions on our ability to obtain water or dispose of produced water.

Our operations require water for our planned oil and natural gas exploration during drilling and completion activities. Our access to water may be limited due to reasons such as prolonged drought, private third party competition for water in localized areas or our inability to acquire or maintain water sourcing permits or other rights as well as governmental regulations or restrictions adopted in the future. For example, the Governor of Colorado recently signed into law HB 1242 which places restrictions on the use of fresh water for oil and natural gas operations and requires oil and natural gas operators to report their water use. Any difficulty or restriction on locating or contractually acquiring sufficient amounts of water in an economical manner could adversely impact our planned operations.

Additionally, we must dispose of the fluids produced during oil and natural gas production, including produced water. We may choose to dispose of produced water into deep wells by means of injection, either directly ourselves or through third party contractors. While we may seek to reuse or recycle produced water instead of disposing of such water, our costs for disposing of produced water could increase significantly as a result of increased regulation or if reusing and recycling water becomes impractical. Disposal wells are regulated pursuant to the UIC program established under the SDWA and analogous state laws. The UIC program requires permits from the EPA or an analogous state agency for construction and operation of such disposal wells, establishes minimum standards for disposal well operations, and restricts the types and quantities of fluids that may be disposed.

In recent years, wells used for the disposal by injection of flowback water or certain other oilfield fluids below ground into non-producing formations have been associated with an increased number of seismic events, with research suggesting that the link between seismic events and wastewater disposal may vary by region and local geology. The U.S. geological survey has recently identified Colorado as one of six states with the most significant hazards from induced seismicity. Concerns by the public and governmental authorities have prompted several state agencies to require operators to take certain prescriptive actions or limit disposal volumes following unusual seismic activity. The CECMC requires operators to monitor and evaluate for seismicity risks in certain situations. Other states have from time to time suspended disposal well permits or otherwise restricted activity in certain areas in response to seismic activity. For example, in both New Mexico and Texas, state regulatory agencies have implemented seismicity response programs that have resulted in state regulators suspending or curtailing disposal well injection operations and imposing additional seismic monitoring and reporting requirements on disposal well operators. Restrictions on produced water disposal well injection activities or suspensions of such activities, whether due to the occurrence of seismic events or other regulatory actions could increase our costs to dispose of produced water and adversely impact our results of operations.

Laws and regulations pertaining to the protection of threatened and endangered species and their habitats could delay, restrict or prohibit our planned oil, natural gas and NGLs exploration and production operations and adversely affect the development and production of our reserves.

The ESA and comparable state laws protect endangered and threatened species and their habitats. Under the ESA, the U.S. Fish and Wildlife Service may designate critical habitat areas that it believes are necessary for survival of species listed as threatened or endangered. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act of 1918. Such designations could require us to develop mitigation plans to avoid potential adverse effects to protected species and their habitats, and our oil and natural gas operations may be delayed, restricted or prohibited in certain locations or during certain seasons, such as breeding and nesting seasons, when those operations could have an adverse effect on the species. Moreover, the future listing of previously unprotected species as threatened or endangered in areas where we are operating in the future could cause us to incur increased costs arising from species protection measures or could result in delays, restrictions or prohibitions on our planned development and production activities.

Certain U.S. federal income tax deductions currently available with respect to natural gas and oil exploration and development may be eliminated as a result of future legislation.

From time to time, legislation has been proposed that would, if enacted into law, make significant changes to U.S. tax laws, including certain key U.S. federal income tax provisions currently available to oil and natural gas companies. Such legislative changes have included, but have not been limited to, (i) the repeal of the percentage depletion allowance for natural gas and oil properties, (ii) the elimination of current deductions for intangible drilling and development costs and (iii) an extension of the amortization period for certain geological and geophysical expenditures. Although these provisions were largely unchanged with the enactment of the IRA, Congress could consider, and could include, some or all of these proposals as part of future tax reform legislation. Moreover, other more general features of any additional tax reform legislation, including changes to cost recovery rules, may be developed that also would change the taxation of oil and natural gas companies. It is unclear whether these or similar changes will be enacted in future legislation and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals or any similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that currently are available with respect to oil and natural gas development or increase costs, and any such changes could have an adverse effect on our financial position, results of operations and cash flows.

Risks Related to the Bayswater Acquisition

We may not consummate the Bayswater Acquisition on the terms currently contemplated, or at all.

We may not consummate the Bayswater Acquisition, which is subject to a number of closing conditions. Satisfaction of some of these conditions is beyond our control. If these conditions are not satisfied or waived, the Bayswater Acquisition will not be completed. Certain of the conditions that remain to be satisfied include, but are not limited to:

- the accuracy of the representations and warranties of each party (subject to specified materiality standards);
- compliance by each party in all material respects with their respective covenants;
- the absence of any government order that restrains or prohibits the Bayswater Acquisition; and
- our ability to complete the New Credit Agreement.

As a result, the Bayswater Acquisition may not close as scheduled, or at all. Failure to complete the Bayswater Acquisition or any delays in completing the Bayswater Acquisition could have significant adverse impacts on our future business, including the following:

- we will be unable to achieve the expected cash flow, production levels, drilling, operational efficiencies and other anticipated benefits from the Bayswater Acquisition, which could hinder our ability to fund our development and drilling plan;
- we may experience negative reactions from the financial markets, including a negative impact on our stock price;
- we may experience negative reactions from our current or future customers, distributors, suppliers, vendors, landlords, employees, joint venture partners and other business partners;
- we will still be required to pay certain significant costs relating to the Bayswater Acquisition, such as legal, accounting, advisor and printing fees;

- we may have foregone certain business opportunities, including other acquisitions and other aspects of our development plan, that, absent the Bayswater PSA, may have been pursued;

- matters relating to the Bayswater Acquisition have required and continue to require substantial commitments of time and resources by our management, which may have resulted in the distraction of our management from other aspects of our development plan, our operations and the pursuit of other business opportunities that could have been beneficial to us; and

- litigation that may arise as a result of any termination or delay in completion of the Bayswater Acquisition for failure to perform our obligations under the Bayswater PSA.

If the Bayswater Acquisition is not completed, the risks described above may materialize and they may have a material adverse effect on our results of operations, cash flows, financial position and stock price.

We do not currently have sufficient funds or committed financing necessary to consummate the Bayswater Acquisition.

We intend to fund the Bayswater Acquisition with a combination of cash on hand, borrowings under our New Credit Agreement, and proceeds from one or more capital markets transactions, subject to market conditions and other factors. Accordingly, if these financing transactions are not completed, the consummation of the Bayswater Acquisition may be delayed or may not occur at all. If these financing transactions are not completed, we may be required to seek alternative financing arrangements to fund the Bayswater Acquisition, and such financing may not be available on favorable terms, or at all. If we are unable to secure the necessary financing to consummate the Bayswater Acquisition, we will unable to complete the Bayswater Acquisition, and thus, will not receive the anticipated benefits of the Bayswater Assets.

We may be unsuccessful in integrating the Bayswater Assets or in realizing all or any part of the anticipated benefits of the Bayswater Acquisition.

We believe that the Bayswater Acquisition will complement our growth strategy by providing operational and financial scale and increasing free cash flow. However, achieving these goals requires, among other things, realization of the targeted synergies expected from the Bayswater Acquisition and other recent acquisitions, and there can be no assurance that we will be able to successfully integrate the Bayswater Assets or other recently acquired assets or otherwise realize the expected benefits of the Bayswater Acquisition or such acquisitions. This growth and the anticipated benefits of the Bayswater Acquisition may not be realized fully, or at all, or may take longer to realize than expected. Difficulties in integrating the Bayswater Assets or other assets may result in the Company performing differently than expected, or in operational challenges or failures to realize anticipated efficiencies. Potential difficulties in realizing the anticipated benefits of the Bayswater Acquisition and other acquisitions include, but are not limited to, the following:

- disruptions of relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners as a result of uncertainty associated with the Bayswater Acquisition;

- difficulties integrating our existing assets and business with the Bayswater Assets in a manner that permits us to achieve the full revenue and cost savings anticipated from the Bayswater Acquisition;

- the potential for unexpected costs, delays or challenges that may arise in integrating the Bayswater Assets into our existing assets and business;

- limitations on our ability to realize any expected cost savings and operating synergies from the Bayswater Acquisition;

- difficulties integrating vendors and business partners;

- discovery of previously unknown liabilities following the Bayswater Acquisition for which we cannot receive reimbursement under any applicable indemnification provisions;

- environmental, regulatory, permitting and similar matters;

- performance shortfalls at the Company as a result of the diversion of management's attention to integration efforts; and

- disruption of, or the loss of momentum in, the Company's ongoing business.

We have incurred, and expect to continue to incur, a number of costs associated with completing the Bayswater Acquisition and the related financing transactions. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the Bayswater Assets, may not initially offset integration-related costs or achieve a net benefit in the near term, or at all.

Our acquisition of a significant portion of Bayswater's working interests is subject to third-party consent. If such third party does not consent or our arrangement with Bayswater with respect to such working interests pursuant to the Bayswater PSA is challenged, we will be unable to acquire such working interest as part of the Bayswater Acquisition without any adjustment to the purchase price and we may have limited recourse against Bayswater.

Our acquisition of a significant portion of Bayswater's working interests is subject to the consent of a third-party operator. We and Bayswater have agreed to use commercially reasonable efforts to obtain all required consents with respect to our acquisition of the Bayswater Assets. However, we cannot assure you that we will be able to timely obtain such consent, if at all. If such third-party operator does not grant the necessary consent, the Bayswater PSA provides for a contractual arrangement pursuant to which we would be entitled to receive the economic benefits of such working interests. However, there can be no assurance that any such arrangement will not be challenged legally or by a third-party and, thus, that we will actually receive such economic benefits under these circumstances. The receipt of this third-party consent is not a closing condition to the Bayswater PSA and, in the event that such consent is not obtained or is challenged, the Bayswater PSA does not provide that the purchase price will be negatively adjusted. Moreover, our recourse against Bayswater may be limited under these circumstances. Consequently, we may not realize certain of the benefits of such working interests that are intended to be transferred to us as part of the Bayswater Acquisition and those benefits would be significant. The inability to transfer these working interests to us or failure to receive the economic benefits of such working interests, would have a significant adverse effect on our business, financial condition, results of operations and stock price.

If we are successful in completing the Bayswater Acquisition, our level of indebtedness could adversely affect our business and financial condition and prevent us from fulfilling our debt obligations.

In connection with the Bayswater Acquisition, on February 6, 2025, we entered into a commitment letter with Citi, as left lead arranger and the other joint lead arrangers party thereto, pursuant to which we received commitments, subject to certain conditions, to amend and restate the Credit Facility Agreement (as amended and restated, the "New Credit Agreement"), to, among other things, increase the borrowing base to up to $475.0 million as of the closing of the Bayswater Acquisition and extend the maturity date to a date up to four years after the closing date of the Bayswater Acquisition. Our Credit Facility Agreement contains, and we expect our New Credit Agreement will contain, certain covenants limiting our ability to pay dividends, incur indebtedness, grant liens, make acquisitions, make investments or dispositions, engage in transactions with affiliates and enter into hedging and derivative arrangements, as well as covenants requiring us to maintain certain financial ratios and tests. In addition, the borrowing base under these agreements is, and we expect will continue to be, subject to periodic review by our lenders. Difficulties in the credit markets may cause the banks to be more restrictive when redetermining the borrowing base.

Our indebtedness could adversely affect our business, financial condition, results of operations and cash flows, including, without limitation, impairing our ability to obtain additional financing for our drilling and development program, potential acquisitions, working capital, capital expenditures, debt service requirements or other general corporate purposes. In addition, we will have to use a substantial portion of our cash flow to pay principal, premium (if any) and interest on our indebtedness when due which will reduce the funds available to us for other purposes. Our level of indebtedness will also make us more vulnerable to economic downturns and adverse industry conditions, and may compromise our ability to capitalize on business opportunities and to react to competitive pressures as compared to our competitors.

We cannot assure you that our diligence review of the Bayswater Acquisition has identified all material risks associated with the transaction. Additionally, following the consummation of the Bayswater Acquisition, if certain risks arise, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition and results of operations and stock price.

Before entering into the Bayswater PSA, we performed a due diligence review of Bayswater and the Bayswater Assets, which we believe to be generally consistent with industry practices. However, we cannot assure you that our due diligence review identified all material issues and our assessments of the Bayswater Assets and our estimates are inherently uncertain. As a result, we may be forced to later write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in losses. Even if our due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner that is inconsistent with our preliminary risk analysis. These risks that may not have arisen in the scope of our due diligence review of the Bayswater Assets, include, but are not limited to, title, production, environmental or other problems. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us following the completion of the Bayswater Acquisition or our Common Stock. In addition, charges of this nature may impair our ability to obtain future financing on favorable terms or at all. Moreover, we may have limited recourse against Bayswater for certain risks or liabilities incurred after the consummation of the Bayswater Acquisition. Accordingly, our stockholders following the Bayswater Acquisition could suffer a reduction in the value of their shares of Common Stock, and such stockholders are unlikely to have a remedy for such reduction in value.

Misrepresentations made to us by Bayswater in the Bayswater PSA could cause us to incur substantial financial obligations and harm our business.

If we were to discover that there were misrepresentations made to us by Bayswater in the Bayswater PSA regarding the Bayswater Assets, we would explore all possible legal remedies to compensate us for any loss, including our rights to indemnification under the Bayswater PSA. However, there is no assurance that legal remedies would be available or collectible. If such unknown liabilities exist and we are not fully indemnified for any loss that we incur as a result thereof, we could incur substantial financial obligations, which could materially adversely affect our financial condition and harm our business.

As a result of the Bayswater Acquisition and the NRO Acquisition, we anticipate that the scope and size of our assets, operations and business will substantially change. We cannot provide assurance that our expansion in size and integration and operation of the Bayswater Assets and Central Weld Assets will be successful.

We anticipate that the Bayswater Acquisition and the NRO Acquisition will substantially expand the scope and size of our business by adding substantial upstream oil, natural gas and NGLs assets and operations to our existing assets and operations. Prior to the Bayswater Acquisition and NRO Acquisition, our assets and operations primarily consisted of the Genesis Assets, which as of December 31, 2024, includes approximately 18,100 net leasehold acres in, on and under approximately 31,000 gross undeveloped acres, with 72 fully permitted undeveloped drilling locations and situated in a rural area of northern Weld County, Colorado. Our recently acquired Central Weld Assets include approximately 5,640 net leasehold acres in, on and under approximately 6,000 gross acres, 63 approved well permits and 26 operated horizontal wells as of December 31, 2024. The Bayswater Assets we expect to acquire in the Bayswater Acquisition include approximately 24,000 net leasehold acres in, on and under, approximately 27,800 gross acres and 22 fully permitted proven undeveloped drilling locations. Although we, Bayswater and NRO operate in many of the same regions of the DJ Basin, Bayswater and NRO's operations focus more heavily on drilling and production of oil, natural gas and NGLs which require different operating strategies and managerial expertise than our current operations and are subject to additional or different regulatory requirements. Consequently, we may not be able to successfully integrate the Bayswater Assets and Central Weld Assets into our existing operations, successfully manage these assets or to realize the expected economic benefits of the Bayswater Acquisition and NRO Acquisition, which may have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the perceived benefits of the Bayswater Acquisition and the market price of our Common Stock following such transaction may decline.

The market price of our Common Stock may decline as a result of the Bayswater Acquisition for a number of reasons, including if investors react negatively to the prospects of the Company's business; the effect of the Bayswater Acquisition on our business and prospects is inconsistent with the expectations of our management or of financial or industry analysts; or we do not achieve the perceived benefits of the Bayswater Acquisition as rapidly or to the extent anticipated by our management or financial or industry analysts.

The reserve, production and other data and estimates with respect to the Bayswater Assets are based primarily on information provided by Bayswater. We have not yet verified these data and estimates and cannot assure you that actual results will not differ materially.

Bayswater has represented that the Bayswater Assets contain a specified number of net mineral and gross acres, gross and net wells as well as net horizontal well locations. Pro forma production is approximately 27,500 Boe/d and we expect production to increase to approximately 29,000 - 31,000 Boe/d for full year 2025 based on only current proved developed reserves, drilled uncompleted wells, permits, and our expected development plan, which assumes the completion of the Bayswater Acquisition.

However, none of the above information about Bayswater has been verified by us or our independent reserve engineers and could prove to be inaccurate, and in some instances materially so. We have limited recourse against Bayswater should any of these estimates or other data prove to be inaccurate. Likewise, we may not be able to achieve our 2025 production estimates. We cannot assure you that we will achieve the results estimated by us with respect to the Bayswater Assets.

We expect to incur significant transaction costs in connection with the Bayswater Acquisition, which may be in excess of those currently anticipated.

We have incurred and are expecting to continue to incur a number of non-recurring costs associated with negotiating and completing the Bayswater Acquisition, integrating the Bayswater Assets and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by us whether or not the Bayswater Acquisition is consummated. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors. We will also incur costs related to formulating and implementing integration plans. We will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the Bayswater Acquisition and the integration of the Bayswater Assets. While we have assumed that a certain level of expenses would be incurred, there are many factors beyond our control that could affect the total amount or the timing of such expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the Bayswater Assets, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by us even if the Bayswater Acquisition is not consummated, could have an adverse effect on our financial condition and operating results.

The Bayswater Acquisition may be completed on different terms from those contained in the Bayswater PSA.

Prior to the completion of the Bayswater Acquisition, we and Bayswater may, by mutual agreement, amend or alter the terms of the Bayswater PSA, including with respect to, among other things, the consideration payable by us to Bayswater or any covenants or agreements with respect to the operations of the Bayswater Assets during the pendency thereof. Any such amendments or alterations may have negative consequences to us.

The market price for our Common Stock following the Bayswater Acquisition, if consummated, may be affected by factors different from those that historically have affected or currently affect our Common Stock.

If the Bayswater Acquisition is consummated, our financial position may differ from our financial position before the completion of the Bayswater Acquisition, and our results of operations may be affected by some factors that are different from those currently affecting our results of operations or those currently affecting the results of operations of Bayswater, including prices of oil, natural gas and NGLs, which can be volatile. Accordingly, the market price and performance our Common Stock is likely to be different from the performance of our Common Stock in the absence of the Bayswater Acquisition.

Securities class action and derivative lawsuits may be brought against us in connection with the Bayswater Acquisition, which could result in substantial costs.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition.

Risks Related to the Company

We have historically incurred significant losses, and may be unable to generate profitability. Our ability to successfully operate and expand our business is dependent our ability to raise additional capital to support our drilling program on our existing assets.

Historically, we have relied upon cash from financing activities to fund substantially all of the cash requirements of our activities and have incurred significant losses and experienced negative cash flow. For the years ended December 31, 2024 and 2023, we incurred a net loss of $40.9 million and $79.1 million, respectively, and had an accumulated deficit of $119.8 million and $78.9 million as of December 31, 2024 and 2023, respectively. We may continue to incur losses for an indeterminate period of time and may be unable to sustain profitability. An extended period of losses and negative cash flow may prevent us from successfully operating and expanding our business. We may be unable to sustain or increase our profitability on a quarterly or annual basis. Refer to *Part II. Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources*.

We will require significant additional capital to fund our growing operations; we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

We may not have sufficient capital to fund our future operations without significant additional capital investments, including the planned drilling of oil and natural gas wells. If adequate additional financing is not available on reasonable terms or at all, we may not be able to carry out our corporate strategy and we would be forced to modify our business plans (e.g., limit our growth, and/or decrease or eliminate capital expenditures), any of which may adversely affect our financial condition, results of operations and cash flow. Such reduction could materially adversely affect our business and our ability to compete. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all.

Our ability to obtain external financing in the future may be subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows and the liquidity of international capital and lending markets. We may need to undertake equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing the Company to increased interest rate risks. Refer to *Part II. Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources*.

We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business may be adversely affected. Our capital needs will depend on numerous factors, including, without limitation, our profitability, and the amount of our capital expenditures, including acquisitions. Moreover, the costs involved may exceed those originally contemplated. Failure to obtain intended economic benefits could adversely affect our business, financial condition and operating performances.

We need to manage growth in operations to maximize our potential growth and achieve our expected revenues. Our failure to manage growth can cause a disruption of our operations that may result in the failure to generate revenues at levels we expect.

In order to maximize potential growth, we may have to expand our operations. Such expansion will place a significant strain on our management and our operations. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We depend on the services of a small number of key personnel, and may not be able to operate and grow our business effectively if we lose their services or are unable to attract qualified personnel in the future.

Our success depends in part upon the continued service of a small number of key personnel. They are critical to the overall management of the Company, and our strategic direction. We rely heavily on them because they have substantial experience with the Company and our business strategies. Our ability to retain them is therefore very important to our future success. We have employment agreements with our key personnel, but these employment agreements do not ensure that they will not voluntarily terminate their employment with us. The loss of any key personnel would require the remaining key personnel to divert immediate attention to seeking a replacement. Competition for senior management personnel is intense, and our inability to find a suitable replacement for any departing key personnel in a timely basis could adversely affect our ability to operate and grow our business.

Past performance by members of the Company's management team may not be indicative of the future performance of the Company.

Past performance and operational experience of our management team and their affiliates is not a guarantee that the intended benefits of the NRO Acquisition will be achieved or that we will be able to successfully develop and operate the Genesis Assets. You should not rely on the historical record of our management team or their affiliates' performance as indicative of the future performance of the Company or of an investment in our common stock.

We will rely on key contracts and business relationships, and if our current or future business partners or contracting counterparties fail to perform or terminate any of their contractual arrangements with us for any reason or cease operations, or should we fail to adequately identify key business relationships, our business could be disrupted and our reputation may be harmed.

If any of our current or future business partners or contracting counterparties fails to perform or terminates their agreement(s) with us for any reason, or if our current or future business partners or contracting counterparties with which we have short-term agreements refuse to extend or renew the agreement or enter into a similar agreement, our ability to carry on operations may be impaired. In addition, we will depend on the continued operation of long-term business partners and contracting counterparties and on maintaining good relations with them. If one of our future long-term partners or counterparties is unable (including as a result of bankruptcy or a liquidation proceeding) or unwilling to continue operating in the line of business that is the subject of our contract, we may not be able to obtain similar relationships and agreements on terms acceptable to us or at all. If a current or future partner or counterparty fails to perform or terminates any of the agreements with us or discontinues operations, and we are unable to obtain similar relationships or agreements, such events could have an adverse effect on our operating results and financial condition.

Terrorist attacks, cyberattacks and threats could have a material adverse effect on our business, financial condition and results of operations.

Terrorist attacks or cyberattacks may significantly affect the energy industry, including our operations and those of our suppliers and customers, as well as general economic conditions, consumer confidence and spending and market liquidity. Cyber incidents, including deliberate attacks, have increased in frequency globally. Strategic targets, such as energy related assets, may be at greater risk of future attacks than other targets in the U.S.. We depend on digital technology in many areas of our business and operations, including recording financial and operating data, oversight and analysis of our operations and communications with the employees supporting our operations and our customers or service providers. We also collect and store sensitive data in the ordinary course of our business, including personally identifiable information as well as our proprietary business information and that of our customers, suppliers, investors and other stakeholders. The secure processing, maintenance and transmission of information is critical to our operations, and we monitor our key information technology systems in an effort to detect and prevent cyberattacks, security breaches or unauthorized access. Despite our security measures, our information technology systems may undergo cyberattacks or security breaches including as a result of employee error, malfeasance or other threat vectors, which could lead to the corruption, loss, or disclosure of proprietary and sensitive data, misdirected wire transfers, and an inability to: perform services for our customers; complete or settle transactions; maintain our books and records; prevent environmental damage; and maintain communications or operations. Significant liability to the Company or third parties may result. We are not able to anticipate, detect or prevent all cyberattacks, particularly because the methodologies used by attackers change frequently or may not be recognized until an attack is already underway or significantly thereafter, and because attackers are increasingly using technologies specifically designed to circumvent cybersecurity measures and avoid detection. Cybersecurity attacks are also becoming more sophisticated and include, but are not limited to, ransomware, credential stuffing, spear phishing, social engineering, use of deepfakes (i.e., highly realistic synthetic media generated by artificial intelligence), and other attempts to gain unauthorized access to data for purposes of extortion or other malfeasance.

Our information and operational technologies, systems and networks, and those of our vendors, suppliers, customers and other business partners, may become the target of cyberattacks or information security breaches that result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or adversely disrupt our business operations. Advances in computer capabilities, discoveries in the field of artificial intelligence, cryptography, or other developments may result in a compromise or breach of the technology we use to safeguard confidential, personal, or otherwise protected information. As cyberattacks continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyberattacks. In particular, our implementation of various procedures and controls to monitor and mitigate security threats and to increase security for our personnel, information, facilities and infrastructure may result in increased capital and operating costs. A cyberattack or security breach could result in liability resulting from data privacy or cybersecurity claims, liability under data privacy laws, regulatory penalties, damage to our reputation, long-lasting loss of confidence in us, or additional costs for remediation and modification or enhancement of our information systems to prevent future occurrences, all of which could have a material and adverse effect on our business, financial condition or results of operations. To date, we have not experienced any material losses relating to cyberattacks; however, there can be no assurance that we will not suffer such losses in the future. No security measure is infallible. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

The terms of our indebtedness may restrict our future business and operations.

Our Credit Facility contains covenants limiting our ability to pay dividends, incur indebtedness, grant liens, make acquisitions, make investments or dispositions, engage in transactions with affiliates and enter into hedging and derivative arrangements, as well as covenants requiring us to maintain certain financial ratios and tests. In addition, the borrowing base under the Credit Facility is subject to periodic review by the lenders. Difficulties in the credit markets may cause the banks to be more restrictive when redetermining the borrowing base.

Our ability to pay interest and principal on our indebtedness and to satisfy our other obligations will depend on our future operating performance, our financial condition and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt and future working capital, and borrowings or equity financing may not be available to pay or refinance such debt. If we are unable to generate sufficient cash flows to satisfy our debt obligations or contractual commitments, or to refinance our debt on commercially reasonable terms, our business and financial condition could materially and adversely be affected.

Acquisitions, joint ventures or similar strategic relationships may disrupt or otherwise have a material adverse effect on our business and financial results.

As part of our strategy, we may explore strategic acquisitions and combinations, or enter into joint ventures or similar strategic relationships. These transactions are subject to the following risks:

- acquisitions, joint ventures or similar relationships may cause a disruption in our ongoing business, distract our management and make it difficult to maintain our standards, controls and procedures;
- we may not be able to integrate successfully the services, products, and personnel of any such transaction into our operations;
- we may not derive the revenue improvements, cost savings and other intended benefits of any such transaction; and
- there may be risks, exposures and liabilities of acquired entities or other third parties with whom we undertake a transaction, which may arise from such third parties' activities prior to undertaking a transaction with us.

Acquisitions may result in significant impairment charges and may operate at losses. We can provide no assurance that future acquisitions, joint ventures or strategic relationships will be accretive to our business overall or will result in profitable operations.

We may not realize the full benefit of the Crypto Sale for a variety of reasons, including the inability of the Crypto Purchaser to pay the Deferred Purchase Price due to a decrease in the price of Bitcoin or the actions of third parties.

On January 23, 2024, pursuant to the Crypto Divestiture Agreement, we sold all of our Mining Equipment and related assets for total consideration of $2.0 million, including $1.0 million in cash and $1.0 million in deferred cash payments, to be paid out of (i) 20% of the net monthly revenues received by the Crypto Purchaser associated with or otherwise attributable to the Mining Equipment until the aggregate amount of such payments equals $250,000 and (ii) thereafter, 50% of the net monthly revenues received by the Crypto Purchaser associated with or otherwise attributable to the Mining Equipment until the aggregate amount of such payments equals $1.0 million, plus accrued interest. In addition to the Mining Equipment, we assigned all our rights and obligations under the Atlas MSA to the Crypto Purchaser.

As of December 31, 2024, we have received $0.3 million of the Deferred Purchase Price. Since payment of the Deferred Purchase Price is dependent on the revenue generated by the Mining Equipment, we cannot predict the timing of when we will receive the full Deferred Purchase Price, if at all. Our receipt of the Deferred Purchase Price is subject to numerous risks outside of our control, including:

- the market price and liquidity of Bitcoin;
- the cost of energy;
- the global Bitcoin network processing hashrate;
- laws and regulations that may adversely affect the use of Bitcoin as a crypto-currency; and
- the actions of third parties, including Atlas.

While we no longer have direct exposure to the fluctuation and volatility of Bitcoin prices, we will remain indirectly exposed to such volatility until the Deferred Purchase Price has been paid in full. If the market price of Bitcoin decreases to the point where the Crypto Purchaser does not find it economically feasible to operate the Mining Equipment or if Atlas suspends operations of the Mining Equipment under the terms of the Atlas MSA, the payment, if any, of the remaining amount of the Deferred Purchase Price may be delayed. Although the Crypto Divestiture Agreement requires the Crypto Purchaser to operate the Mining Equipment in the ordinary course of business until the Deferred Purchase Price is paid in full, delays in payment or failure to pay the Deferred Purchase Price due to the economic feasibility of mining Bitcoin or malfeasance of a third party may result in costly litigation. In addition, while we have a security interest in the Mining Equipment as collateral security for the prompt and complete payment and performance in full of the Crypto Purchaser's obligations under the Crypto Divestiture Agreement, there can be no assurances that the remedies available to us in respect of such security interest will be sufficient. These risks and uncertainties may have a material adverse effect on our cash flows, business, results of operations and financial condition.

Our Charter provides for indemnification of officers and directors at our expense and limits their liability, which may result in a major cost to us and harm the interests of our stockholders because corporate resources may be expended for the benefit of officers and/or directors.

Our Second Amended and Restated Certificate of Incorporation (our "Charter") and applicable Delaware law provide for the indemnification of our directors and officers against attorney's fees and other expenses incurred by them in any action to which they become a party arising from their association with or activities on our behalf. This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter, if it were to occur, is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares if such a market ever develops.

There may be conflicts of interest between certain of our officers and directors and our non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other stockholders. A conflict of interest may arise between our officers and directors' personal pecuniary interests and their fiduciary duty to our stockholders. Furthermore, our officers and directors' own pecuniary interests may not align with their fiduciary duties to our stockholders. Edward Kovalik (Chief Executive Officer and Chairman of the Board of Directors) and Gary C. Hanna (President and Director) have certain overriding royalty interests in the Initial Genesis Assets. To avoid any potential conflict of interest with certain members of the Board of Directors and management owning certain overriding royalty interests under the Initial Genesis Assets, all of our drilling programs will be approved by an independent committee of the Board of Directors on a quarterly basis.

Future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

From time to time, we may be involved in lawsuits, regulatory inquiries, governmental and other legal proceedings, such as title, royalty or contractual disputes, our oil and natural gas development activities, environmental liabilities, regulatory compliance matters, personal injury, property damage and employment litigation, in the ordinary course of our business. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our results of operations and liquidity. Irrespective of the outcome, legal proceedings or governmental investigations may adversely affect our business due to legal costs, diversion of resources and the attention of our management and employees, and other factors.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could result in a restatement of our financial statements, cause investors to lose confidence in our financial statements and our Company and have a material adverse effect on our business and stock price.

We produce our financial statements in accordance with GAAP. Effective internal controls are necessary for us to provide reliable financial reports to help mitigate the risk of fraud and to operate successfully as a publicly traded company. As a public company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Further, Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting. Testing and maintaining internal controls can divert our management's attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal controls over financial reporting, investors could lose confidence in our reported financial information and our company, which could result in a decline in the market price of our common stock, and cause us to fail to meet our reporting obligations in the future, which in turn could impact our ability to raise additional financing if needed in the future.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we are required to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of Nasdaq. Complying with these statutes, regulations and requirements occupy a significant amount of time of our Board of Directors and management and significantly increase our costs and expenses. We are required to:

- institute a more comprehensive compliance function;
- comply with rules promulgated by Nasdaq;
- continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
- establish internal policies, such as those relating to insider trading; and
- involve and retain outside counsel and accountants in the above activities.

Furthermore, we must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our annual reports on Form 10-K, including the requirement to have our independent registered public accounting firm attest to the effectiveness of our internal controls, unless we continue to be exempt from such requirement. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.

We are a "smaller reporting company" and the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We are a "smaller reporting company" as defined under the Securities Act and Exchange Act and expect to remain a "smaller reporting company" for the foreseeable future. We are therefore entitled to rely on certain reduced disclosure requirements, such as the ability to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and reduced disclosure obligations regarding executive compensation. Additionally, as a "non-accelerated filer", we currently are not required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

We have utilized these exemptions and expect to continue to utilize these exemptions while we remain a smaller reporting company and non-accelerated filer. These exemptions and reduced disclosures in our SEC filings due to our status as a smaller reporting company mean our auditors do not review our internal control over financial reporting and may make it harder for investors to analyze our results of operations and financial prospects. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our common stock prices may be more volatile.

Our Charter and Bylaws designate the state and federal courts located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Charter and Amended and Restated Bylaws ("Bylaws") provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the U.S. District Court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or agent or stockholder of the Company to the Company or the Company's stockholders, (iii) any action against the Company arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action against the Company or any director, officer, other employee or agent of the Company asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Charter or the Bylaws, in each such case subject to such court's having personal jurisdiction over the indispensable parties named as defendants therein. Our Charter and Bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Our Charter and Bylaws provisions do not apply to complaints asserting a cause of action under the Exchange Act. A stockholder may not waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of the provisions of our Charter and Bylaws described in the preceding sentences. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Charter and Bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We may not be able to use a portion of our net operating loss carryforwards and other tax attributes to reduce our future U.S. federal and state income tax obligations, which could adversely affect our cash flows.

We currently have U.S. federal and state net operating loss ("NOL") carryforwards. Our ability to use these tax attributes to reduce our future U.S. federal and state income tax obligations depends on many factors, including our future taxable income, which cannot be assured. In addition, our ability to use NOL carryforwards and other tax attributes are subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the "Code"). Under those sections of the Code, if a corporation undergoes an "ownership change" (as defined in the Code), the corporation's ability to use its pre-change NOL carryforwards and other tax attributes may be substantially limited.

Determining the limitations under Section 382 of the Code is technical and complex. A corporation generally will experience an ownership change if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of the corporation's stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. We may in the future undergo an ownership change under Section 382 of the Code. If an ownership change occurs, our ability to use our NOL carryforwards and other tax attributes to reduce our future U.S. federal and state income tax obligations may be materially limited, which could adversely affect our cash flows.

Risks Related to the Ownership of our Common Stock

The conversion or exercise, as applicable, of the outstanding Series D Preferred Stock, Series D PIPE Warrants, Series E PIPE Warrants, Exok Warrants, Subordinated Note Warrants, and Merger Options could substantially dilute your investment and adversely affect the market price of our Common Stock.

Our Series D preferred stock with a par value of $0.01 and a stated value of $1,000 per share ("Series D Preferred Stock"), is convertible into shares of Common Stock at a price of $5.00 per share. At the time of the Series D Preferred Stock issuance, we also issued Series A warrants ("Series D A Warrants") to purchase 3,475,250 shares of our Common Stock and Series B warrants ("Series D B Warrants" and together with the Series D A Warrants, the "Series D PIPE Warrants") to purchase 3,475,250 shares of Common Stock (collectively, the "Series D PIPE"). Additionally, in 2023 we issued 20,000 shares of Series E preferred stock with a par value of $0.01 and a stated value of $1,000 per share ("Series D Preferred Stock"), which are convertible into shares of Common Stock at a price of $5.00 per share, to Narrogal Nominees Pty Ltd ATF Gregory K O'Neill Family Trust (the "O'Neill Trust" or the "Series E PIPE Investor"). The Series E PIPE Investor also received Series A warrants ("Series E A Warrants") to purchase 4,000,000 shares of Common Stock and Series B warrants ("Series E B Warrants" and together with the Series E A Warrants, the "Series E PIPE Warrants") to purchase 4,000,000 shares of Common Stock (collectively, the "Series E PIPE"). As of March 1, 2025, the outstanding shares of Series D Preferred Stock are convertible into an aggregate of 1,196,337 shares of common stock, the Series D PIPE Warrants are exercisable for an aggregate of 3,215,761 shares of Common Stock, and the Series E PIPE Warrants are exercisable for an aggregate of 4,000,000 shares of Common Stock.

Additionally, we have outstanding warrants which were issued in 2023 and provide the right to purchase 670,499 shares of Common Stock at $7.43 per share (the "Exok Warrants"). As of March 1, 2025, the Exok Warrants are exercisable for an aggregate of 670,499 shares of Common Stock and the Subordinated Note Warrants (as defined herein) are exercisable for an aggregate of 570,778 shares of Common Stock. In addition, there are also options outstanding to purchase an aggregate of 8,000,000 shares of Common Stock for $0.25 per share (the "Merger Options") which are only exercisable if specific production hurdles are achieved, pursuant to amended and restated non-compensatory Option Agreements entered into at the effective time of the Merger.

In addition, sales of a substantial number of shares of Common Stock issued upon the conversion or exercise, as applicable, of the outstanding Series D Preferred Stock, Series D PIPE Warrants, Series E PIPE Warrants, Exok Warrants, Subordinated Note Warrants, and Merger Options, or even the perception that such sales could occur, could adversely affect the market price of our Common Stock. The conversion or exercise of such securities could result in dilution in the interests of our other stockholders and adversely affect the market price of our Common Stock. For example, as a result of the exercise of Series D B Warrants on November 13, 2023, we issued an additional 2,000,000 shares of Common Stock to the O'Neill Trust, resulting in immediate dilution to existing stockholders of approximately 20%.

Our Board of Directors has broad discretion to issue additional securities, and in order to raise sufficient funds to expand our operations, we may have to issue securities at prices which may result in substantial dilution to our stockholders.

We are entitled under our Charter to issue up to 500,000,000 shares of Common Stock and 50,000,000 shares of preferred stock, although these amounts may change in the future subject to stockholder approval. Shares of our preferred stock provide our Board of Directors broad authority to determine voting, dividend, conversion and other rights. Any additional stock issuances could be made at a price that reflects a discount or premium to the then-current market price of our Common Stock. In addition, in order to raise capital, we may need to issue securities that are convertible into or exchangeable for a significant amount of our Common Stock. Our Board of Directors may generally issue those shares of Common Stock and preferred stock, or convertible securities to purchase those shares, without further approval by our stockholders. Any preferred stock we may issue could have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our Board of Directors, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. We may also issue additional securities to our directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock incentive plans. The issuance of additional securities may cause substantial dilution to our stockholders.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Common Stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Common Stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Common Stock or if our operating results do not meet their expectations, our stock price could decline.

Insiders have substantial control over the Company, and they could delay or prevent a change in our corporate control even if our other stockholders want it to occur.

As of March 1, 2025, our executive officers and Board of Directors, collectively beneficially own approximately 10% of our outstanding shares of Common Stock and the O'Neill Trust beneficially owns approximately 45% of our outstanding shares of Common Stock. These stockholders are able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent an outside party from acquiring or merging with our Company even if our other stockholders want it to occur. This may also limit your ability to influence the Company in other ways. In addition, certain investors own significant numbers of convertible securities, that if exercised or converted, could result in ownership of a significant portion of the outstanding shares of our Common Stock. For example, assuming full exercise or conversion, as applicable, of their respective convertible securities and no exercise or conversion by other security holders, certain holders could acquire a controlling position in our Common Stock. The exercise or conversion, as applicable, of the Series D Preferred Stock, Series D PIPE Warrants, and Series E PIPE Warrants are subject to a beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, which may be increased by the holder upon written notice to us, to any specified percentage not in excess of 9.99%. The 9.99% beneficial ownership limitation may only be modified, amended or waived with the written consent of both the Company and the security holder. In November 2023, the O'Neill Trust entered into an agreement with us pursuant to which it amended the terms of each of its Series D PIPE Warrants and Series E PIPE Warrants to increase the beneficial ownership limitation from 9.99% to 25% and gave notice to us that it was increasing its beneficial ownership limitation to 25% with respect to each of its remaining warrants. In August 2024, the O'Neill Trust entered into an agreement with us pursuant to which it, among other things, amended the terms of the Series D Preferred Stock to increase the beneficial ownership limitation from 9.99% to 49.9% and amended the terms of each of its Series D PIPE Warrants and Series E PIPE Warrants to increase the beneficial ownership limitation from 25% to 49.9%. If the beneficial ownership limitations were to be amended or waived for other holders, certain holders would be able to convert their preferred shares or warrants for a significant portion of the outstanding shares of our Common Stock, and such holders would be able to exercise significant control over all matters requiring stockholder approval.

The trading price of our Common Stock has been, and is likely to continue to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

The market price of our Common Stock has historically varied greatly, and is likely to continue to be volatile because of numerous factors, including:

- further disagreements or price wars amongst OPEC+ members, including the effect thereof on global oil supply, oil storage capacity and oil prices;
- a domestic or global economic slowdown that could affect our financial results and operations and the economic strength of our customers;
- our ability to meet our working capital needs;
- quarterly variations in operating results;
- changes in financial estimates by us or securities analysts who may cover our stock or by our failure to meet the estimates made by securities analysts;
- changes in market valuations of other similar companies;
- announcements by us or our competitors of new products or of significant technical innovations, contracts, acquisitions, divestitures, strategic relationships or joint ventures;
- changes in laws or regulations applicable to our business;
- additions or departures of key personnel;

- changes in our capital structure, such as future issuances of debt or equity securities;
- short sales, hedging and other derivative transactions involving our capital stock;
- our limited public float and the relatively thin trading market for our Common Stock;
- transactions in our Common Stock, by directors, officers, affiliates and other major investors; and
- the other factors described under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" included in this Annual Report.

Furthermore, from time to time, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies.

These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes, international currency fluctuations or political unrest, may negatively impact the market price of our Common Stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Any future securities litigation against us could result in substantial costs and divert our management's attention and resources, and harm our business, financial condition, and results of operations.

Future sales of our Common Stock, or the perception that such future sales may occur, may cause our stock price to decline.

Sales of substantial amounts of our Common Stock in the public market, or the perception that these sales may occur, could cause the market price of our Common Stock to decline. In addition, the sale of such shares, or the perception that such sales may occur, could impair our ability to raise capital through the sale of additional Common Stock or preferred stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on your investment may be limited to increases in the market price of our Common Stock.

We have not paid any cash dividends on our Common Stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Description of Processes for Assessing, Identifying, and Managing Cybersecurity Risks

In the normal course of business, we may collect and store certain sensitive Company information, including proprietary and confidential business information, trade secrets, intellectual property, sensitive third-party information and employee information. We seek to assess, identify and manage cybersecurity risks through the processes described below:

- *Risk Assessment:*
  A system designed to protect and monitor data and cybersecurity risk has been implemented. Regular assessments of our cybersecurity safeguards and those of certain of our third-party service providers are conducted by independent firms. Our internal management team conducts regular evaluations designed to assess, identify and manage material cybersecurity risks, and we endeavor to update cybersecurity infrastructure, procedures, policies, and education programs in response.
- *Incident Identification and Response:*
  Monitoring and detection processes and procedures have been implemented to help identify cybersecurity incidents. In the event of an incident, we intend to follow protocols associated with incident detection, mitigation, recovery and notification, including notifying senior leadership and the Board of Directors, as appropriate.

- *Cybersecurity Training and Awareness:*

  Cybersecurity awareness training has been implemented for all employees whereby training is conducted on a monthly basis.

- *Access Controls:*

  Users are provided with access consistent with the principle of least privilege, which requires that users be given no more access than necessary to complete their job functions.

- *Encryption and Data Protection:*

  Encryption methods are used to protect sensitive data.

We engage third-party service providers as part of our cybersecurity program. For example, we have engaged an independent cybersecurity advisor to review, assess, and make recommendations regarding our information security program and information technology strategic plan. We recognize that third-party service providers introduce cybersecurity risks. In an effort to mitigate these risks, we assess third party cybersecurity controls through the review of systems and organizational controls audit reports performed by independent auditors of certain of our information system related third-party service providers.

The above cybersecurity risk management processes are integrated into the Company's overall enterprise risk management program. Cybersecurity risks are understood to be significant business risks.

Impact of Risks from Cybersecurity Threats

As of the date of this Annual Report, though the Company and our service providers have experienced certain cybersecurity incidents, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. However, we acknowledge that cybersecurity threats are continually evolving, and the possibility of future cybersecurity incidents remains. Despite the implementation of our cybersecurity processes, our security measures cannot guarantee that a significant cyberattack will not occur. A successful attack on our information technology systems could have significant consequences to the business. While we devote resources to our security measures to protect our systems and information, these measures cannot provide absolute security. No security measure is infallible. Refer to *Risk Factors - Terrorist attacks, cyberattacks and threats could have a material adverse effect on our business, financial condition and results of operations.* for additional information about the risks to our business associated with a breach or compromise to our information technology systems.

Board of Directors' Oversight and Management's Role

Our Board of Directors is ultimately responsible for overseeing cybersecurity, information security, and information technology risks, as well as management's actions to identify, assess, mitigate, and remediate those risks. As part of its program of regular risk oversight, the Audit Committee assists the Board of Directors in exercising oversight of the Company's cybersecurity, information security, and information technology risks. On an annual basis, the Audit Committee reviews and discusses with management the Company's policies, procedures and practices with respect to cybersecurity, information security and information and operational technology, including related risks. In addition, our Chief Financial Officer regularly briefs senior management, the Board of Directors and the Audit Committee on cybersecurity issues as part of our overall enterprise risk management program, which may include information regarding our exposure to privacy and cybersecurity risks deemed to have a moderate or higher business impact, even if immaterial to us.

The Company has an internal management team that focuses on current and emerging cybersecurity matters. The Company's internal management team is led by the Chief Financial Officer. The internal management team is responsible for implementing cybersecurity policies, programs, procedures, and strategies. Our internal management team includes professionals with backgrounds in information security, risk management, and incident response. Our Chief Financial Officer has experience leading the information technology departments at another publicly-traded, upstream energy company for over four years and led enterprise risk management processes at publicly traded, upstream energy companies for approximately 10 years.

Item 2. Properties

The information required by Item 2. is contained in Item 1. Business and is incorporated herein by reference.

Item 3. Legal Proceedings

The Company is not involved in any disputes and does not have any litigation matters pending which the Company believes could have a materially adverse effect on the Company's financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our Common Stock, any of our subsidiaries or of our Company's or our Company's subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Equity. Our Common Stock is quoted on the Nasdaq under the symbol "PROP."

Holders. As of March 4, 2025, there were approximately 259 record holders of our Common Stock. Because brokers and other institutions hold shares on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends. We have not paid any cash dividends on our Common Stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. We do not anticipate declaring any cash dividends to holders of the Common Stock in the foreseeable future.

Recent Sales of Unregistered Securities.

None.

Repurchases.

None.

Item 6 [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2024 and 2023 should be read in conjunction with our consolidated financial statements and related notes to those financial statements and other financial information appearing in this Annual Report.

Our discussion includes forward–looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward–looking statements as a result of a number of factors, including those described under the headings "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere in the Annual Report. Except as otherwise indicated or required by the context, references to the "Company," "we," "us," "our" or similar terms refer to Prairie Operating Co.

Overview

We are an independent oil and gas company focused on the acquisition and development of crude oil, natural gas, and NGLs. Our assets and operations are strategically located in the oil region of rural Weld County, within the DJ Basin. We believe the DJ Basin to be one of the premier resource plays in the U.S. Weld County boasts some of the lowest break-even prices in the U.S., and has a long production history that has proven and consistent results. The productivity of this resource is demonstrated by the integral role that Weld County holds in Colorado's energy economy, having produced 82% of Colorado's oil production as of December 2024.

We seek to deliver energy in an environmentally efficient manner by deploying next-generation technology and techniques. In addition to growing production through our drilling operations, we also seek to grow our business through accretive acquisitions, focusing on assets with the following criteria: (i) producing reserves, with opportunities to add accretive, undeveloped bolt–on acreage; (ii) ample, high rate–of–return inventory of drilling locations that can be developed with cash flow reinvestment; (iii) strong well–level economics; (iv) liquids–rich assets; and (v) accretive valuation.

As of December 31, 2024, our E&P assets consist of our Central Weld Assets, Genesis and Genesis Bolt–on Assets, and the Exok Option Purchase assets. Our Central Weld Assets were acquired from NRO in October 2024 and included 26 revenue producing oil and natural gas wells. Our total Genesis Assets include approximately 18,100 net leasehold acres in, on and under approximately 31,000 gross acres and our Central Weld Assets include approximately 5,640 net leasehold acres, on and under approximately 6,000 gross acres. We commenced drilling wells on our Genesis Bolt-on Assets in the third quarter of 2024 and all eight wells began producing in February 2025.

Recent Developments

Bayswater Acquisition

On February 6, 2025, we and certain of our subsidiaries entered into the Bayswater PSA with Bayswater, pursuant to which we agreed to acquire the Bayswater Assets from Bayswater for a purchase price of $602.8 million, subject to certain closing price adjustments.

The Bayswater Acquisition has an outside closing date of March 15, 2025, subject to customary closing conditions, with an economic effective date of December 1, 2024. However, there can be no assurance that a closing will occur. The Bayswater PSA contains customary representations, warranties and covenants of us and Bayswater for a transaction of this nature.

Development Program Launch

During the third quarter of 2024, we commenced our initial drilling program, starting with an 8-well pad on Shelduck South, part of the Genesis Bolt–on Assets acquired in February 2024. The Shelduck South development consists of eight two-mile lateral wells across 1,115 gross leasehold acres, targeting the Niobrara B and C formations. We spud our first well on September 5, 2024 and all eight wells began producing in February 2025.

NRO Acquisition

On January 11, 2024, we entered into the NRO Agreement to acquire the Central Weld Assets, located in the DJ Basin in Weld County, Colorado for total consideration of $94.5 million, subject to certain closing price adjustments and other customary closing conditions. The Purchase Price consisted of $83.0 million in cash and $11.5 million in deferred cash payments. Pursuant to the NRO Agreement, we deposited $9.0 million of the Purchase Price into an escrow account on January 11, 2024.

On August 15, 2024, we and NRO agreed to amend certain terms of the NRO Agreement, pursuant to which, total consideration of the NRO Acquisition was reduced to $84.5 million in cash, subject to certain closing price adjustments and other customary closing conditions, and the parties agreed to remove the deferred cash payments. Additionally on August 15, 2024, $6.0 million of the Deposit was released to NRO and the remaining $3.0 million was returned to us.

On October 1, 2024, we closed the NRO Acquisition and paid $49.6 million to the sellers in cash, using cash on hand, the proceeds from the issuance of Common Stock, and a portion of the proceeds from the issuance of the Senior Convertible Note. We completed the final settlement with NRO in December 2024, which resulted in a final purchase price of $55.5 million.

Credit Facility

On December 16, 2024, we, as borrower, entered into a reserve-based credit agreement with Citibank, N.A. ("Citi"), as administrative agent and the financial institutions party thereto (the "Credit Facility Agreement"), which has a maximum credit commitment of $1.0 billion and is set to mature on December 16, 2026 (collectively, the "Credit Facility"). The Credit Facility is guaranteed by all of our restricted subsidiaries and is secured by a first-priority security interest on substantially all of our oil and natural gas properties and substantially all of our personal property assets, subject to customary exceptions. As of December 31, 2024, the Credit Facility had a borrowing base and an aggregate elected commitment of $44.0 million and a $5.0 million sublimit for the issuance of letters of credit. The borrowing base is subject to semi-annual redeterminations based upon the value of our oil and gas properties as determined in a reserve report dated as of January and July of each year, subject to certain interim redeterminations.

As of December 31, 2024, we had $28.0 million of revolving borrowings and no letters of credit outstanding under the Credit Facility, resulting in $7.2 million of availability for future borrowings and letters of credit. Refer to *Liquidity and Capital Resources - Significant Sources of Liquidity* below for a further discussion of the Credit Facility. On February 3, 2025, we entered into the First Amendment to the Credit Facility Agreement (the "First Amendment"), which among other things, increased the borrowing base and the aggregate elected commitments to $60.0 million.

Standby Equity Purchase Agreement

On September 30, 2024, we entered into a Standby Equity Purchase Agreement (the "SEPA") with YA II PN, LTD., a Cayman Islands exempt limited company ("Yorkville"), whereby, subject to certain conditions, we have the right, not the obligation, to sell to Yorkville up to $40.0 million shares of Common Stock, at any time and in the amount as specified in the Company's request ("Advance Notice"), during the commitment period commencing on September 30, 2024 (the "SEPA Effective Date") and terminating on September 30, 2026. Each issuance and sale of shares by us to Yorkville pursuant to the SEPA ("Advance") is subject to a maximum limit equal to 100% of the aggregate volume traded of our Common Stock on the Nasdaq Stock Market during the five trading days immediately prior to the date of the Advance Notice. The shares will be issued and sold to Yorkville at a per share price equal to 97% of the lowest daily volume weighted average price of Common Stock for three consecutive trading days commencing on the trading day immediately following Yorkville's receipt of an Advance Notice. On September 30, 2024, pursuant to the SEPA, we paid Yorkville a structuring fee of $25,000 and a Commitment Fee by issuing Yorkville 100,000 shares of Common Stock. Our right to sell shares to Yorkville under the SEPA was contingent upon us having an effective registration statement, which was declared effective by the SEC on December 20, 2024. Refer to *Liquidity and Capital Resources - Significant Sources of Liquidity* below for a further discussion of the SEPA.

Senior Convertible Note

On September 30, 2024, Yorkville advanced an initial $15.0 million (the "Pre-Paid Advance") to us and we issued a convertible promissory note (the "Senior Convertible Note"), with an interest rate of 8.00% and a maturity date of September 30, 2025. Our obligations with respect to the Pre-Paid Advance and under the Senior Convertible Note are guaranteed by Prairie LLC, a subsidiary of the Company, and Prairie Holdco, a subsidiary of the Company, pursuant to a global guaranty agreement entered into by Prairie LLC and Prairie Holdco in favor of Yorkville on September 30, 2024. Yorkville may convert the Pre-Paid Advance into shares of Common Stock at any time at the Conversion Price. We may, at any time, redeem all or a portion of the amounts outstanding under the Senior Convertible Note at 105% of the principal amount thereof, plus accrued and unpaid interest.

In December 2024, and in conjunction with the Credit Facility Agreement, we made a $3.7 million payment on the Senior Convertible Note, resulting in a principal balance of $11.3 million as of December 31, 2024. Additionally, in January and February 2025, Yorkville converted the remaining $11.3 million of the Senior Convertible Note in exchange for 2.1 million shares of Common Stock. Refer to *Liquidity and Capital Resources - Significant Sources of Liquidity* below for a further discussion of the Senior Convertible Note.

Subordinated Promissory Note and Subordinated Note Warrants

On September 30, 2024, we entered into a subordinated promissory note (the "Subordinated Note") with First Idea Ventures LLC and The Hideaway Entertainment LLC (together, the "Noteholders"), in a principal amount of $5.0 million, with a maturity of December 31, 2025. The Subordinated Note has an interest rate of 10.00% and the Noteholders are entitled to a minimum return on capital of up to 2.0x upon the repayment, prepayment or acceleration of the obligations, or the occurrence of certain other triggering events under the Subordinated Note. Pursuant to the terms of the Subordinated Note, we issued to the Noteholders warrants (the "Subordinated Note Warrants") to purchase up to 1,141,552 shares of Common Stock, vesting in tranches based on the date of repayment of the Subordinated Note.

In December 2024, and in conjunction with the Credit Facility Agreement, we made a $1.8 million payment on the Subordinated Note, resulting in a principal balance of $3.2 million as of December 31, 2024. Refer to *Liquidity and Capital Resources - Significant Sources of Liquidity* below for a further discussion of the Subordinated Note and Subordinated Note Warrants.

Factors Affecting the Comparability of Financial Results

NRO Acquisition

As discussed above, on January 11, 2024, we entered into the NRO Agreement to acquire the Central Weld Assets, located in the DJ Basin in Weld County, Colorado for total consideration of $94.5 million, subject to certain closing price adjustments and other customary closing conditions. Pursuant to the NRO Agreement, we deposited $9.0 million of the Purchase Price into an escrow account on January 11, 2024.

On August 15, 2024, we and NRO agreed to amend certain terms of the NRO Agreement, pursuant to which, total consideration of the NRO Acquisition was reduced to $84.5 million in cash, subject to certain closing price adjustments and other customary closing conditions. Additionally on August 15, 2024, $6.0 million of the Deposit was released to NRO and the remaining $3.0 million was returned to us.

On October 1, 2024, we closed the NRO Acquisition and paid $49.6 million to the sellers in cash, using cash on hand, the proceeds from the issuance of Common Stock, and a portion of the proceeds from the issuance of the Senior Convertible Note. We completed the final settlement with NRO in December 2024, which resulted in a final purchase price of $55.5 million.

Crypto Sale

As previously discussed, we acquired our cryptocurrency mining operations in May 2023, concurrent with the Merger. On January 23, 2024, we sold all of our Mining Equipment for consideration consisting of (i) $1.0 million in cash and (ii) $1.0 million in deferred cash payments, to be paid out of (a) 20% of the monthly net revenues received by the buyer associated with or otherwise attributable to the Mining Equipment until the aggregate amount of such payments equals $250,000 and (b) thereafter, 50% of the monthly net revenues received by the buyer associated with or otherwise attributable to the Mining Equipment until the aggregate amount of such payments equals the Deferred Purchase Price, plus accrued interest. As of December 31, 2024, we have received $0.3 million of the Deferred Purchase Price.

Commodity Prices

Since oil, natural gas, and NGL prices are the most significant factors impacting our results of operations, continued price variations can have a material impact on our financial results and capital expenditures. In an effort to reduce the impact of price volatility, and in compliance with requirements under our Credit Facility Agreement, we enter into derivative contracts to economically hedge a portion of our estimated production from our proved, developed, producing oil and natural gas properties against adverse fluctuations in commodity prices. By doing so, we believe we can mitigate, but not eliminate, the potential negative effects of decreases in oil and natural gas prices on our cash flows from operations. However, our hedging activity could reduce our ability to benefit from increases in oil and natural gas prices. Further, we could sustain losses to the extent our oil and natural gas derivative contract prices are lower than market prices and, conversely, we could recognize gains to the extent our oil and natural gas derivative contract prices are higher than market prices. Refer to *Results of Operations - Other income and expenses* below for a discussion of our recognized gains or losses on derivative contracts.

As of December 31, 2024, we had the following outstanding crude oil and natural gas derivative contracts in place, which settle monthly and are indexed to NYMEX West Texas Intermediate and NYMEX Henry Hub, respectively:

	Settling January 1, 2025 through December 31, 2025		Settling January 1, 2026 through December 31, 2026		Settling January 1, 2027 through December 31, 2027		Settling January 1, 2028 through December 31, 2028	
Crude Oil Swaps:								
Notional volume (Bbls)		938,040		496,884		223,599		169,839
Weighted average price ($/Bbl)	$	67.30	$	64.40	$	62.70	$	61.81
Natural Gas Swaps:								
Notional volume (MMBtus)		1,309,098		885,147		626,832		457,368
Weighted average price ($/MMBtu)	$	3.33	$	3.73	$	3.69	$	3.49

Results of Operations

Revenue, Production, and Average Realized Price

The following table presents the components of our revenue, production, and average realized sales price for the periods indicated:

		Year Ended December 31,		
		2024		2023
Revenues (in thousands)				
Oil revenue	$	6,595	$	—
Natural gas revenue		551		—
NGL revenue		793		—
Total revenues	$	7,939	$	—
Production:				
Oil (MBbls)		96.1		—
Natural gas (MMcf)		245.1		—
NGL (MBbls)		33.0		—
Total production (MBoe)		170.0		—
Average sales price (excluding effects of derivatives):				
Oil (per MBbls)	$	68.60	$	—
Natural gas (per MMcf)	$	2.25	$	—
NGL (per MBbls)	$	24.03	$	—
Average price (per MBoe)	$	46.70	$	—

Oil revenue and production. For the year ended December 31, 2024, our oil production was 96.1 MBbls resulting in oil revenue of $6.6 million and an average realized price of $68.60 per barrel. All of our oil revenue for the year ended December 31, 2024 was derived from the assets acquired in the NRO Acquisition, which closed on October 1, 2024. We did not have any oil revenue prior to the NRO Acquisition.

Natural gas revenue and production. For the year ended December 31, 2024, our natural gas production was 245.1 MMcf resulting in natural gas revenue of $0.6 million and an average realized price of $2.25 per MMcf. All of our natural gas revenue for the year ended December 31, 2024 was derived from the assets acquired in the NRO Acquisition, which closed on October 1, 2024. We did not have any natural gas revenue prior to the NRO Acquisition.

NGL revenue and production. For the year ended December 31, 2024, our NGL production was 33.0 MBbls resulting in NGL revenue of $0.8 million and an average realized price of $24.03 per MBbl. All of our NGL revenue for the year ended December 31, 2024 was derived from the assets acquired in the NRO Acquisition, which closed on October 1, 2024. We did not have any NGL revenue prior to the NRO Acquisition.

Operating expenses

The following table presents the components of our operating expenses for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(In thousands, except per Boe amounts)	
Lease operating expenses	$ 1,265	$ —
Gathering, transportation, and processing	864	—
Ad valorem and production taxes	591	—
Depreciation, depletion, and amortization	427	—
Accretion of asset retirement obligation	6	—
Exploration expenses	734	264
General and administrative expenses	30,565	16,269
Total operating expenses	$ 34,452	$ 16,533
Operating expenses per Boe:		
Lease operating expenses	$ 7.44	NM
Gathering, transportation, and processing	5.08	NM
Ad valorem and production taxes	3.48	NM
Depreciation, depletion, and amortization	2.51	NM
Accretion of asset retirement obligation	0.04	NM
Exploration expenses	4.31	NM
General and administrative expenses	179.80	NM
Total operating expenses	$ 202.66	NM

NM: A per Boe calculation is not meaningful due to a zero-value denominator.

Lease operating expenses. For the year ended December 31, 2024, lease operating expenses ("LOE") increased $1.3 million compared to the year ended December 31, 2023, fully driven by LOE recognized for the properties acquired in the NRO Acquisition, which closed on October 1, 2024.

Gathering, transportation, and processing expenses. For the year ended December 31, 2024, gathering, transportation, and processing expenses increased $0.9 million compared to the year ended December 31, 2023, fully driven by the gathering, transportation, and processing expenses recognized for the properties acquired in the NRO Acquisition, which closed on October 1, 2024.

Ad valorem and production taxes. For the year ended December 31, 2024, ad valorem and production taxes increased $0.6 million compared to the year ended December 31, 2023, fully driven by the ad valorem and production taxes recognized for the properties acquired in the NRO Acquisition, which closed on October 1, 2024.

Depreciation, depletion, and amortization. For the year ended December 31, 2024, depreciation, depletion, and amortization ("DD&A") expenses were $0.4 million, the majority of which related to DD&A for the NRO Acquisition wells.

Exploration expenses. For the year ended December 31, 2024, exploration expenses increased $0.5 million compared to the year ended December 31, 2023. These increases were driven by delay rental costs incurred on oil and gas leases during the year ended December 31, 2024, which were not incurred during the same periods of 2023.

General and administrative expenses. For the year ended December 31, 2024, general and administrative expenses increased $14.3 million compared to the year ended December 31, 2023. This increase aligns with the growth of our E&P business during the year ended December 31, 2024 and was primarily driven by incremental stock–based compensation of $5.7 million, employee and benefit expenses of $4.0 million, legal and accounting costs of $2.4 million, financing commitment fees of $0.6 million, investor relations costs of $0.4 million, and insurance and rent costs of $0.4 million.

Other expenses

The following table presents the components of our other expenses for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Interest expense	$ (1,142)	$ (122)
Loss on derivatives, net	(4,395)	—
Loss on adjustment to fair value – debt and warrants	(5,358)	(45,066)
Loss on issuance of debt	(3,039)	—
Interest income and other	580	248
Liquidated damages	—	(548)
Other expenses	$ (13,354)	$ (45,488)

Interest expense. For the year ended December 31, 2024, interest expense increased $1.0 million compared to the year ended December 31, 2023, primarily driven by the interest and premium paid for the partial redemption of the Senior Convertible Note and the interest and premium paid for the partial redemption of the Subordinated Note. Refer to *Liquidity and Capital Resources - Significant Sources of Liquidity* below for a further discussion of the Senior Convertible Note and the Subordinated Note.

Loss on derivatives, net. For the year ended December 31, 2024, we recognized a $4.4 million unrealized loss, net on derivatives related to the change in fair value of our derivative contracts, which we entered into in December 2024 pursuant to our Credit Facility Agreement. We did not have any outstanding derivative contracts during the year ended December 31, 2023, therefore, we did not recognize a loss on derivatives for the period. Refer to *Factors Affecting the Comparability of Financial Results – Commodity Prices* above for a further discussion of our derivative contracts.

Loss on adjustment to fair value – debt and warrants. We have multiple financial instruments that are valued at fair value on a recurring basis; therefore, we recognize the changes in fair value at each remeasurement period as a loss on adjustment to fair value – debt and warrants on our consolidated statement of operations for the period. For the year ended December 31, 2024, the loss on adjustment to fair value – debt and warrants reflects the fair value adjustments of $0.8 million for the SEPA, $2.1 million for the Senior Convertible Note, $1.1 million for the Subordinated Note, and $1.4 million for the Subordinated Note Warrants recognized during the period. Refer to *Liquidity and Capital Resources - Significant Sources of Liquidity* below for a further discussion of the SEPA, the Senior Convertible Note and the Subordinated Note.

For the year ended December 31, 2023, the loss on adjustment to fair value – debt and warrants reflects the fair value adjustments of $39.8 million for the portion of the Series D A Warrants, $3.8 million for the senior secured convertible debentures, which were converted into Common Stock in October 2023, and $1.5 million for the shares of Common Stock which we were obligated to issue as a result of the Merger and related transactions, which were fully issued in September 2023.

Loss on debt issuance. For the year ended December 31, 2024, the loss on debt issuance of $3.0 million reflects the loss recognized for the issuance of the Subordinated Note and the Subordinated Note Warrants. As discussed above, we have elected the fair value option to account for both the Subordinated Note and the Subordinated Note Warrants and engaged a third-party to determine the fair value of both instruments at issuance. As of December 31, 2024, the total fair value of the Subordinated Note and the Subordinated Note Warrants exceeded the proceeds of $5.0 million, as a result, we have recognized a loss on debt issuance of $3.0 million on our consolidated statements of operations for the year ended December 31, 2024.

Interest income and other. For the year ended December 31, 2024, interest income and other increased $0.3 million compared to the year ended December 31, 2023, primarily driven by higher average cash balances in the current period.

Liquidated damages. For the year ended December 31, 2023, we recognized liquidated damages expense of $0.5 million due to the registration statement registering the resale of certain shares of our Common Stock and the shares of Common Stock underlying the Series D Preferred Stock and Series D PIPE Warrants not being declared effective within the timeframe required under the related registration rights agreement. We did not recognize any liquidated damage expense during the year ended December 31, 2024.

Discontinued operations

The following table presents the components of our net loss from discontinued operations for the periods indicated:

	Year Ended December 31,			
	2024		**2023**	
	(In thousands)			
Cryptocurrency mining revenue	$	193	$	1,546
Cryptocurrency mining costs		(55)		(549)
Depreciation and amortization		(102)		(984)
Impairment of cryptocurrency mining equipment		—		(17,072)
Loss from sale of cryptocurrency mining equipment		(1,081)		—
Loss from discontinued operations before income taxes		(1,045)		(17,059)
Provision for income taxes		—		—
Net loss from discontinued operations	$	(1,045)	$	(17,059)

For the year ended December 31, 2024, the net loss from discontinued operations decreased $16.0 million compared to the year ended December 31, 2023. As discussed above, we completed the Crypto Sale in January 2024; therefore, we did not have any cryptocurrency mining revenue or related expenses during the majority of the year ended December 31, 2024. However, we did recognize a $1.1 million loss on the sale of cryptocurrency mining equipment. Additionally, during the year ended December 31, 2023, we recognized $17.1 million of impairment of cryptocurrency mining equipment to write off the excess of the allocated purchase price to the cryptocurrency assets which were over the fair value of the acquired net assets and to subsequently write off shipping and customs fees incurred on miners after the Merger. Refer to *Factors Affecting the Comparability of Financial Results – Crypto Sale* above for a further discussion of the Crypto Sale.

Non-GAAP Financial Measures

Adjusted EBITDA and PV-10 are financial measures not calculated or presented in accordance with generally accepted accounting principles ("GAAP"). These supplemental non-GAAP financial measures are used by management and external users of our financial statements, such as investors, lenders, and rating agencies and may not be comparable to similarly-titled measures reported by other companies.

Adjusted EBITDA

Adjusted EBITDA is used by management to evaluate the performance of our business, make operational decisions, and assess our ability to generate cashflows. Management believes Adjusted EBITDA provides investors with helpful information to better understand the underlying performance trends of our business, facilitate period-to-period comparisons, and assess the company's operating results.

Adjusted EBITDA is derived from net loss from continuing operations and is adjusted for income tax expense, depreciation, depletion, and amortization, accretion of asset retirement obligations, non-cash stock-based compensation, interest expense (income), net, non-cash loss on issuance of debt, non-cash loss on adjustment to fair value – debt and warrants, and loss on unrealized derivatives, all as applicable. We adjust net loss from continuing operations for the items listed above to arrive at Adjusted EBITDA because these amounts can vary substantially between periods and companies within our industry depending upon accounting methods, book values of assets, capital structures, and the method by which assets were acquired. Adjusted EBITDA has limitations as an analytical tool, including that it excludes certain items that affect our reported financial results. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income calculated in accordance with GAAP or as an indicator of our operating performance or liquidity. Additionally, our calculation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

The following table presents the reconciliation of Net loss from continuing operations to Adjusted EBITDA for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Net loss from continuing operations reconciliation to Adjusted EBITDA:		
Net loss from continuing operations	$ (39,867)	$ (62,021)
Adjustments:		
Depreciation, depletion, and amortization	427	—
Accretion of asset retirement obligations	6	—
Non-cash stock-based compensation	8,377	2,895
Interest expense (income), net	562	(126)
Non-cash loss on adjustment to fair value – debt and warrants [1]	5,358	45,066
Non- cash loss on issuance of debt [2]	3,039	—
Loss on unrealized derivatives, net	4,395	—
Income tax expense	—	—
Adjusted EBITDA	$ (17,703)	$ (14,186)

[1] Reflects the changes in the fair values of the financial instruments which we've elected to value at fair value on a recurring basis. Refer to *Liquidity and Capital Resources - Significant Sources of Liquidity* below for a further discussion.

[2] Reflects the loss recognized for the issuance of the Subordinated Note and the Subordinated Note Warrants.

PV-10

PV-10 is a financial measure not presented in accordance with U.S. GAAP. PV-10 is derived from the Standardized Measure, which is the most directly comparable GAAP financial measure for proved reserves. PV-10 is a computation of the Standardized Measure on a pre-tax basis and is equal to the Standardized Measure at the applicable date, before deducting future income taxes discounted at 10%. Neither PV-10 nor Standardized Measure represents an estimate of the fair market value of the applicable crude oil, natural gas, and NGLs properties.

We believe that the presentation of PV-10 is relevant and useful to our investors as a supplemental disclosure to the Standardized Measure, or after-tax amount, because it presents the discounted future net cash flows attributable to our reserves before considering future corporate income taxes and our current tax structure. While the standardized measure is dependent on the unique tax situation of each company, PV-10 is based on prices and discount factors that are consistent for all companies.

The following table presents the reconciliation of the Standardized Measure to the PV-10 of our estimated proved reserves for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Standardized Measure	$ 255,142	$ —
Present value of future income taxes discounted at 10%	48,017	—
PV-10	$ 303,160	$ —

Liquidity and Capital Resources

Overview

Our E&P activities will require us to make significant operating and capital expenditures. In 2023, our primary sources of liquidity were the proceeds from the Series D PIPE and the Series E PIPE, which funded the purchase of the initial Genesis Assets and working capital, as well as proceeds from the exercise of warrants, which funded, among other things, working capital and the deposit for the NRO Acquisition in 2024. We commenced drilling wells on our Genesis Bolt-on Assets in the third quarter of 2024 and those wells began producing in February 2025.

Additionally, during the third quarter of 2024, we raised approximately $35.0 million in cash by issuing Common Stock, the Senior Convertible Note, and the Subordinated Note. On October 1, 2024, we used cash on hand, the proceeds from the issuance of Common Stock, and a portion of the proceeds from the issuance of the Senior Convertible Note to fund the closing of the NRO Acquisition. On December 16, 2024, we entered into a reserve-based Credit Facility with Citi and borrowed $28.0 million to help fund our working capital needs. Management expects that our cash balance, expected revenues from the producing NRO wells and newly producing Shelduck wells, and liquidity available under the SEPA and Credit Facility and potential offerings under the effective Form S-3 registration statement will be sufficient to fund our development program and operations.

Our development program is dependent upon our cash flow from operations generated from our assets and our ability to obtain additional financing through our SEPA and Credit Facility. Additionally, we could obtain additional financing through public and private capital markets; however, the availability of additional capital would be subject to numerous factors outside of our control including prices of oil and natural gas and the overall health of the U.S. and global economic environments. There can be no assurance that we will be able to obtain such additional capital. The amount and allocation of future capital expenditures will depend upon a number of factors, including the amount and timing of cash flows from operations, investing and financing activities, and the timing and cost of additional capital sources.

We currently plan to be the operator on substantially all of our acreage. As a result, we anticipate that the timing and level of our capital spending will largely be discretionary and within our control. We could choose to defer a portion of our planned capital expenditures depending on a variety of factors, including, but not limited to, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs, the level of participation by other working interest owners, the success of our drilling activities, prevailing and anticipated prices for oil, natural gas, and NGLs, the availability of necessary equipment, infrastructure and capital.

Working Capital

We define working capital as current assets less current liabilities. As of December 31, 2024, we had a working capital deficit of $44.7 million and cash and cash equivalents of $5.2 million and as of December 31, 2023, we had working capital of $8.1 million and cash and cash equivalents of $13.0 million.

Cash Flows from Operating, Investing, and Financing Activities

The following table summarizes our cash flows for the years indicated:

	Year Ended December 31,	
	2024	**2023**
	(In thousands)	
Net cash used in operating activities	$ (9,348)	$ (11,941)
Net cash used in investing activities	(83,408)	(23,684)
Net cash provided by financing activities	84,911	48,582
Net (decrease) increase in cash and cash equivalents	(7,845)	12,957
Cash and cash equivalents, beginning of the year	13,037	80
Cash and cash equivalents, end of the year	$ 5,192	$ 13,037

Operating activities. Net cash used in operating activities totaled $9.3 million and $11.9 million during the years ended December 31, 2024 and 2023, respectively. The $2.6 million change in our net cash used in operating activities was largely due to an increase in revenue recognized during the current period, partially offset by increased operating costs during the current period.

Investing activities. Net cash used in investing activities totaled $83.4 million and $23.7 million during the years ended December 31, 2024 and 2023, respectively. The $59.7 million increase in our net cash used in investing activities was largely driven by the NRO Acquisition, with a final purchase price of $55.5 million, and a $28.3 million increase in capital investments in oil and natural gas properties during the year ended December 31, 2024. These increases were partially offset by the $21.2 million invested in connection with the Exok Option Purchase during the year ended December 31, 2023.

Financing activities. Net cash provided by financing activities totaled $84.9 million for the year ended December 31, 2024, driven by proceeds of $33.5 million from the exercise of Series D B and Series E B Warrants, $28.0 million from borrowings under the Credit Facility, net of related issuance costs of $0.3 million, $15.0 million of proceeds from the issuance of Common Stock, net of related issuance costs of $5.0 million, $14.3 million of proceeds from the issuance of the Senior Convertible Note, partially offset by a repayment of $3.8 million, and $5.0 million of proceeds from the issuance of the Subordinated Note, partially offset by a repayment of $1.8 million. Net cash provided by financing activities totaled $48.6 million for the year ended December 31, 2023, which was comprised of proceeds from the issuance of the Series D PIPE of $17.4 million, net of related financing costs of $0.9 million, the issuance of the Series E PIPE of $20.0 million, net of related financing costs of $0.2 million, and proceeds of $12.5 million from the exercise of Series D B Warrants.

Significant Sources of Liquidity

Credit Facility. On December 16, 2024, we, as borrower, entered into the Credit Facility Agreement with Citi, as administrative agent and the financial institution party, which has a maximum credit commitment of $1.0 billion and is set to mature on December 16, 2026. The Credit Facility is guaranteed by all of our restricted subsidiaries and is secured by a first-priority security interest on substantially all of our oil and natural gas properties and substantially all of our personal property assets, subject to customary exceptions. The borrowing base is subject to semi-annual redeterminations based upon the value of our oil and gas properties as determined in a reserve report dated as of January and July of each year, subject to certain interim redeterminations.

We are subject to certain financial covenants and customary restrictive covenants under the Credit Facility. The financial covenants require us to maintain, for each fiscal quarter commencing with the fiscal quarter ending March 31, 2025, a Net Leverage Ratio (as defined in the Credit Facility Agreement) of no greater than 2.50 to 1.00 and a Current Ratio (as defined in the Credit Facility Agreement) of at least 1.00 to 1.00.

As of December 31, 2024, the Credit Facility had a borrowing base and an aggregate elected commitment of $44.0 million and a $5.0 million sublimit for the issuance of letters of credit. As of December 31, 2024, we had $28.0 million of revolving borrowings and no letters of credit outstanding under the Credit Facility, resulting in $7.2 million of availability for future borrowings and letters of credit. On February 3, 2025, we entered into the First Amendment to the Credit Facility Agreement, which, among other things, increased the borrowing base and the aggregate elected commitments to $60.0 million.

Standby Equity Purchase Agreement. On September 30, 2024, we entered into the SEPA with Yorkville, whereby, subject to certain conditions, we have the right, not the obligation, to sell to Yorkville up to $40.0 million shares of Common Stock, at any time and in an amount as specified in the applicable Advance Notice, during the commitment period commencing on the SEPA Effective Date and terminating on September 30, 2026. Each Advance by us under the SEPA is subject to a maximum limit equal to 100% of the aggregate volume traded of our Common Stock on the Nasdaq Stock Market during the five trading days immediately prior to the date of the Advance Notice. The shares will be issued and sold to Yorkville at a per share price equal to 97% of the lowest daily volume weighted average price of Common Stock for three consecutive trading days commencing on the trading day immediately following the Yorkville's receipt of an Advance Notice. On September 30, 2024, pursuant to the SEPA, we paid Yorkville a structuring fee of $25,000 and a Commitment Fee by issuing Yorkville 100,000 shares of Common Stock.

Our right to sell shares to Yorkville under the SEPA was contingent upon us having an effective registration statement, which was declared effective by the SEC on December 20, 2024. Pursuant to the SEPA, we may issue up to a total of 4,198,343 shares of Common Stock within the cap of 19.99% of our issued and outstanding Common Stock as of the SEPA Effective Date through Advances under the SEPA, upon conversion of the Senior Convertible Note or through any other issuances of Common Stock thereunder. However, per the SEPA, we do not have access to issue an Advance Notice until the Pre-Paid Advance of $15.0 million (the Senior Convertible Note) is fully repaid. In December 2024, and in conjunction with the Credit Facility Agreement, we made a $3.7 million payment on the Senior Convertible Note, resulting in a principal balance of $11.3 million as of December 31, 2024. Additionally, in January and February 2025, Yorkville converted the remaining $11.3 million of the Senior Convertible Note in exchange for 2.1 million shares of Common Stock.

We have determined that the SEPA represents a derivative instrument pursuant to ASC 815, which should be recorded at fair value at inception and remeasured at fair value each reporting period with changes in the fair value recognized in earnings. Additionally, the Commitment Fees and any issuance costs associated with the SEPA have been expensed to general and administrative expenses. As such, we have recorded the SEPA at its fair value of $0.8 million as of December 31, 2024 and recorded the corresponding $0.8 million loss on adjustment to fair value – debt and warrants for the year ended December 31, 2024.

Senior Convertible Note. On September 30, 2024, Yorkville advanced the Pre-Paid Advance of $15.0 million to us and we issued the Senior Convertible Note, with an interest rate of 8.00% and a maturity date of September 30, 2025. Yorkville may convert the Pre-Paid Advance into shares of Common Stock at any time at the Conversion Price. We may, at any time, redeem all or a portion of the amounts outstanding under the Senior Convertible Note at 105% of the principal amount thereof, plus accrued and unpaid interest. Additionally, we may also convert the Pre-Paid Advance into shares of Common Stock at any time at the Conversion Price, however, a conversion requested by us would not result in us receiving cash but instead would be applied towards reducing the outstanding balance of the Senior Convertible Note.

In December 2024, and in conjunction with the Credit Facility Agreement, we made a $3.7 million payment on the Senior Convertible Note, resulting in a principal balance of $11.3 million as of December 31, 2024. Additionally, in January and February 2025, Yorkville converted the remaining $11.3 million of the Senior Convertible Note in exchange for 2.1 million shares of Common Stock.

We have determined that certain features of the Senior Convertible Note require bifurcation and separate accounting as embedded derivatives and have elected the fair value option to account for the Senior Convertible Note; therefore, in accordance with ASC 815, we have recorded the Senior Convertible Note at fair value. As of December 31, 2024, the fair value of the Senior Convertible Note was $12.6 million, which resulted in a loss on adjustment to fair value – debt and warrants of $2.1 million for the year ended December 31, 2024.

Subordinated Promissory Note and Subordinated Note Warrants. On September 30, 2024, we entered into the Subordinated Note with the Noteholders, First Idea Ventures LLC and The Hideaway Entertainment LLC, in a principal amount of $5.0 million, with a maturity of December 31, 2025. The Noteholders are entities controlled by Jonathan H. Gray, who is a director of the Company, therefore the Subordinated Note and Subordinated Note Warrants are presented as related-party on our consolidated balance sheet as of December 31, 2024. The Subordinated Note has an interest rate of 10.00% and the Noteholders are entitled to a minimum return on capital of up to 2.0x upon the repayment, prepayment or acceleration of the obligations, or the occurrence of certain other triggering events under the Subordinated Note. In December 2024, and in conjunction with the Credit Facility Agreement, we made a $1.8 million payment on the Subordinated Note, resulting in a principal balance of $3.2 million as of December 31, 2024.

Pursuant to the terms of the Subordinated Note, we issued the Subordinated Note Warrants to purchase up to 1,141,552 shares of Common Stock to the Noteholders, vesting in tranches based on the date of repayment of the Subordinated Note. As of December 31, 2024, Subordinated Note Warrants providing the right to purchase 570,778 shares of Common Stock had vested and were outstanding.

We have determined that certain features of the Subordinated Note require bifurcation and separate accounting as embedded derivatives and have elected the fair value option to account for the Subordinated Note; therefore, in accordance with ASC 815, we have recorded the Subordinated Note at fair value and will remeasure the fair value each reporting period with changes in fair value recognized in earnings. As of December 31, 2024, the fair value of the Subordinated Note is $4.6 million, which resulted in a loss on adjustment to fair value – debt and warrants of $1.1 million for the year ended December 31, 2024.

Liquidity Analysis

For the year ended December 31, 2024, we had a net loss of $40.9 million. We cannot predict if or when we will be profitable, and we may continue to incur losses for an indeterminate period of time. Additionally, we may be unable to achieve or sustain profitability on a quarterly or annual basis and extended periods of losses and negative cash flow may prevent us from successfully operating and expanding our business. As of December 31, 2024, we had cash and cash equivalents of $5.2 million, a working capital deficit of $44.7 million, and an accumulated deficit of $119.8 million.

The assessment of liquidity requires management to make estimates of future activity and judgments about whether we can meet our obligations, have adequate liquidity to operate, and maintain compliance with the applicable financial covenants of our Credit Facility Agreement, as discussed above. Significant assumptions used in our forecasted model of liquidity in the next 12 months include our current cash position and our ability to manage spending. Based on an assessment of these factors, management expects that our cash balance, expected revenues from our existing producing wells and newly producing Shelduck wells, and liquidity available under the SEPA and Credit Facility and potential offerings under the effective Form S-3 registration statement will be sufficient to meet our obligations over the next 12 months and fulfil the financial covenant requirements under our Credit Facility Agreement, as discussed above.

Since entering into the SEPA in September 2024 and the Credit Facility Agreement in December 2024 and with the Form S-3 registration statement becoming effective in December 2024, we have the ability to access funds to meet our working capital needs. Since our ability to request an Advance under the SEPA does not require action on the part of management, other than requesting the Advance, and the maximum Advance amount is less or equal to our liquidity needs, substantial doubt about our ability to continue as a going concern does not exist.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon the accompanying consolidated financial statements. These financial statements have been prepared in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reports for assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Management believes its estimates and assumptions to be reasonable under these circumstances. Certain estimates and assumptions are inherently unpredictable and actual results could differ from those estimates. Described below are the most significant policies and the related estimates and assumptions used by management in the preparation of our financial statements. Refer to *Item 8. Financial Statements and Supplementary Data – Note 2 – Summary of Significant Accounting Policies* for a further discussion of our accounting policies.

Oil, Natural Gas, and NGL Reserves and the Standardized Measure of Discounted Net Future Cash Flows

Our proved oil, natural gas, and NGL reserve estimates as of December 31, 2024 and associated future net cash flows included in this Annual Report have been prepared by CG&A, independent third-party reserve engineers, in accordance with the rules and regulations of the SEC in Regulation S-X, Rule 4-10.

Reserve engineering is a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. To achieve reasonable certainty, our internal reserve engineers and CG&A employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, technical and economic data including well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Periodic revisions to the estimated reserves and future cash flows may be necessary as a result of a number of factors, including reservoir performance, new drilling, oil, natural gas, and NGL prices, changes in costs, technological advances, new geological or geophysical data, or other economic factors. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas ultimately recovered.

The Standardized Measure is the present value, discounted at 10%, of estimated future net cash flows to be generated from the production of proved reserves calculated by using the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December (with consideration of price changes only to the extent provided by contractual arrangements). The estimated future net cash flows are reduced by projected future development, production (excluding DD&A and any impairments of oil and natural gas properties), plug and abandon ("P&A") costs, and estimated future income tax expenses. The Standardized Measure is calculated per ASC Topic 932, Extractive Activities - Oil and Gas and in accordance with SEC pricing guidelines.

Although our estimates of total proved reserves, development costs, and production rates were based on the best available information, the development and production of the oil and natural gas reserves may not occur in the periods assumed. Actual prices realized, costs incurred and production quantities may vary significantly from our estimates. Therefore, the Standardized Measure should not be considered to represent our estimate of expected revenues or the fair value of our proved oil, natural gas, and NGL reserves.

As discussed further below, our estimates of proved reserves materially impact calculated depletion expense each period; therefore, if our estimates of total proved reserves decrease, the rate at which we record depletion expense will increase, reducing earnings.

Oil and Natural Gas Properties

We follow the successful efforts method of accounting for our oil and natural gas properties. Under this method, exploration costs such as exploratory geological and geophysical costs, expiration of unproved leasehold, delay rentals, and exploration overhead are expensed as incurred. All costs related to production, general corporate overhead, and similar activities are also expensed as incurred. All property acquisition costs and development costs are capitalized when incurred.

In successful efforts accounting, exploratory drilling costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, drilling costs remain capitalized and are classified as proved properties. If proved reserves are not found, the costs related to unsuccessful wells are charged to exploration expense. For exploratory wells that find reserves that cannot be classified as proved when drilling is completed, costs continue to be capitalized as suspended exploratory drilling costs if there have been sufficient reserves found to justify completion as a producing well and sufficient progress is being made in assessing the reserves and the economic and operational viability of the project. If we determine that future appraisal drilling or development activities are unlikely to occur, associated suspended exploratory well costs are expensed. In some instances, this determination may take longer than one year. We review the status of all suspended exploratory drilling costs quarterly. Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of natural gas and oil, are capitalized.

The costs of drilling and equipping successful wells, costs to construct or acquire facilities, and associated asset retirement costs are depreciated using the UOP method based on total estimated proved developed oil and natural gas reserves. Costs for wells in the process of being drilled, significant nonproducing properties, and in-process development projects are excluded from depletion until the related project is completed and proved producing reserves are established or, if unsuccessful, abandonments expense is recognized. The costs of acquiring proved properties, including leasehold acquisition costs transferred from unproved properties, are depleted using the UOP method based on total estimated proved developed and undeveloped reserves.

Proceeds from the sales of individual oil and natural gas properties and the capitalized costs of individual properties sold or abandoned are credited and charged, respectively, to accumulated depreciation, depletion and amortization, if doing so does not materially impact the depletion rate of an amortization base. Generally, no gain or loss is recognized until an entire amortization base is sold. However, a gain or loss is recognized from the sale of less than an entire amortization base if the disposition is significant enough to materially impact the depletion rate of the remaining properties in the amortization base.

When circumstances indicate that the carrying value of proved oil and natural gas properties may not be recoverable, we compare unamortized capitalized costs to the expected undiscounted pre-tax future cash flows for the associated assets grouped at the lowest level for which identifiable cash flows are independent of cash flows of other assets. If the expected undiscounted pre-tax future cash flows, based on our estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized costs, the capitalized costs are reduced to fair value. Fair value is generally estimated using the income approach described in ASC 820. If applicable, we utilize prices and other relevant information generated by market transactions involving assets and liabilities that are identical or comparable to the item being measured as the basis for determining fair value. The expected future cash flows used for impairment reviews and related fair value measurements are typically based on judgmental assessments of commodity prices, pricing adjustments for differentials, operating costs, capital investment plans, future production volumes, and estimated proved reserves, considering all available information at the date of review. These assumptions are applied to develop future cash flow projections that are then discounted to estimated fair value, using a market-based weighted average cost of capital.

Derivative Instruments

We utilize commodity derivative instruments to reduce our exposure to crude oil and natural gas price volatility for a portion of our estimated production from its proved, developed, producing oil and natural gas properties. The fair values of our derivative instruments are measured on a recurring basis using a third-party industry-standard pricing model.

We have not designated any of its derivative instruments as hedges for accounting purposes; therefore, the aggregate net gains and losses resulting from changes in the fair values of its outstanding derivatives, the settlement of derivative instruments, and any net proceeds or payments related to the early termination of derivative contracts during the period are recognized as net gain or loss on derivatives, as applicable, in the consolidated statements of operations.

Asset Retirement Obligations

Our oil and natural gas properties include estimates of future expenditures to P&A wells, pipelines, platforms, and other related facilities after the reserves have been depleted. We recognize the present value of the asset retirement obligation costs as a liability when it is incurred or assumed (acquired) and an increase to its capitalized oil and natural gas properties. The capitalized asset retirement obligation costs are depleted over the productive lives of the oil and natural gas properties while the asset retirement obligation liability is accreted to the expected settlement value over the productive lives of the oil and natural gas properties. Upon settlement, the difference between the recorded liability amount and the amount of costs incurred will be recognized as an adjustment to the capitalized cost of oil and natural gas properties.

The determination of future asset retirement obligations requires estimates of the future costs of removal and restoration, productive lives of the oil and natural gas properties based on reserve estimates, and future inflation rates. Estimated costs consider historical experience, third-party estimates, and government regulatory requirements but do not consider salvage values. These costs could be subject to revisions in subsequent years due to changes in regulatory requirements, the estimated P&A cost, and the estimated timing of the oil and natural gas property retirement. In subsequent periods, if the estimate of the asset retirement obligation liability changes, we record an adjustment to both the asset retirement obligation liability and the oil and natural gas property carrying value. Additionally, we estimate the credit-risk adjusted discount rate, which is applied to the future inflated P&A costs to determine the discounted present value which is recognized as the initial liability. The determined credit-risk adjusted discount rate is also subsequently applied to accrete the liability.

Commitments and Contingencies

We recognize a liability for loss contingencies when we believe it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, we accrue that amount. When no amount within the range is a better estimate than any other amount we accrue the minimum amount in the range.

Liabilities at Fair Value

On September 30, 2024, we entered into the SEPA and issued the Senior Convertible Note, the Subordinated Note, and the Subordinated Note Warrants. All three of these agreements contain features which must be evaluated for embedded derivatives and bifurcation pursuant to ASC 815. As such, we have elected to account for the SEPA, the Senior Convertible Note, the Subordinated Note, and the Subordinated Note Warrants using the fair value option.

Stock-based Compensation

Our stock–based compensation awards are classified as either equity or liability awards in accordance with GAAP. The fair value of an equity–classified award is determined at the grant date and is amortized to general and administrative expense on a graded attribution basis over the vesting period of the award. The fair value of a liability–classified award is determined on a quarterly basis beginning at the grant date until final vesting. Changes in the fair value of liability–classified awards are recorded to general and administrative expense over the vesting period of the award.

Additionally, we grant PSUs, which vest and become earned upon the achievement of certain performance goals based on our relative total shareholder return as compared to the performance peer group during the performance period, which represents a market condition per *ASC Topic 718, Compensation—Stock Compensation*. As such, the fair value of the PSUs awards is determined by a third party using a Monte Carlo simulation model as of the grant date. Per the PSU agreements, these awards can be settled in either stock or cash, as determined by the Committee; however, unless the Committee determines otherwise, these PSUs will be settled in stock; therefore, we classified the PSUs as equity awards.

We recognize compensation expense related to equity–classified and liability–classified awards using the straight-line method over the requisite service period during which the employee, board member, director, or advisor is required to provide services in exchange for the award in accordance with *ASC Topic 718, Compensation - Stock Compensation*. We have elected to not estimate the forfeiture rate of its RSUs and PSUs in its initial calculation of compensation expense, but instead we will adjust compensation expense for forfeitures as they occur.

Income Taxes

We account for income taxes using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their respective tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2024, we had a full valuation allowance to offset its net deferred tax assets.

Off–Balance Sheet Arrangements

We do not have any off–balance sheet arrangements.

Item 8. Financial Statements and Supplementary Data

Table of Contents	Page

Report of Independent Registered Public Accounting Firm (PCAOB ID: 298) 69

Consolidated Balance Sheets as of December 31, 2024 and 2023 72

Consolidated Statements of Operations for the Years Ended December 31, 2024 and 2023.................... 73

Consolidated Statement of Stockholders' Equity/Members' Deficit for the Years Ended December 31, 2024 and 2023... 74

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024 and 2023.................. 75

Notes to Consolidated Financial Statements 76

    Note 1 – Organization, Description of Business, and Basis of Presentation 76

    Note 2 – Summary of Significant Accounting Policies 78

    Note 3 – Discontinued Operations.. 85

    Note 4 – Acquisitions and Merger.. 85

    Note 5 – Derivative Instruments 88

    Note 6 – Fair Value Measurements 88

    Note 7 – Property and Equipment, net.. 93

    Note 8 – Asset Retirement Obligation.. 94

    Note 9 – Accounts Payable and Accrued Expenses... 94

    Note 10– Debt... 94

    Note 11 – Leases 98

    Note 12 – Commitments and Contingencies.. 99

    Note 13 – Preferred Stock 99

    Note 14 – Common Stock 100

    Note 15 – Common Stock Options and Warrants 101

    Note 16 – Long–Term Incentive Compensation 103

    Note 17 – Income Taxes 106

    Note 18 – Related Party Transactions 107

    Note 19 – Subsequent Events... 109

    Note 20 – Supplemental Oil and Gas Disclosures (Unaudited)... 109

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Prairie Operating, Co.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Prairie Operating, Co. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity/members' deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair Value – Financial Instruments (Standby Equity Purchase Agreement, Senior Convertible Note and Subordinated Note Warrants) - Refer to Note 1, Note 2, Note 4, Note 6 and Note 10 to the financial statements.

Critical Audit Matter Description

As described in Note 1, Note 2, Note 4, Note 6 and Note 10 to the financial statements, the Company entered into a Standby Equity Purchase Agreement to fund working capital needs. The Company determined that the Standby Equity Purchase Agreement represents a derivative instrument. The Company utilized unobservable market data to determine the fair value of the Standby Equity Purchase Agreement. As described in Note 1, Note 2, Note 4, Note 6 and Note 10 to the financial statements, the Company issued a $15.0 million Senior Convertible Note to provide a portion of the proceeds for the NRO Acquisition. The Company determined that the Senior Convertible Note contained certain features that required bifurcation and separate accounting as embedded derivatives and elected to account for the note at fair value. The Company utilized unobservable market data to determine the fair value of the Senior Convertible Note. As described in Note 2, Note 6 and Note 10 to the financial statements, the Company issued Subordinated Note Warrants to purchase up to 1,141,552 shares of common stock. The Company determined that the Subordinated Note Warrants should be accounted for as a liability at fair value. The Company utilized unobservable market data to determine the fair value of the Subordinated Note Warrants.

The principal consideration for our determination that the valuation of the Standby Equity Purchase Agreement, Senior Convertible Note and Subordinated Note Warrants is a critical audit matter are the significant judgment by management necessary in the selection of valuation techniques and assumptions with significant unobservable market data to estimate the fair value. This required a high degree of auditor judgment and extensive audit effort, including the need to involve fair value specialists who possess significant quantitative and modeling expertise, to audit and evaluate the appropriateness of these models and inputs.

How We Addressed the Matter in Our Audit

Our audit procedures related to the valuation of the Standby Equity Purchase Agreement, Senior Convertible Note and Subordinated Note Warrants included the following, among others:

- We obtained an understanding of the design of the Company's controls over the valuation of the Standby Equity Purchase Agreement, Senior Convertible Note and Subordinated Note Warrants, including controls over management's review of the valuation model and the significant assumptions used in determining their fair values.
- With the assistance of a third-party valuation specialist, we audited the fair value of the equity volatility and asset volatility, valuation methodology, and key assumptions used in determining the fair value of the Standby Equity Purchase Agreement, Senior Convertible Note and Subordinated Note Warrants by:
  - Evaluating the appropriateness of the valuation model and techniques used in determining fair value;
  - Assessing that the significant valuation assumption inputs of implied volatility and yield are consistent with those that would be used by market participants through the testing of source information, checking the mathematical accuracy of the calculation, and developing independent estimates and comparing to those selected by management, where applicable; and
  - Recalculation of the fair value determined by management to verify its reasonableness.
- We audited the completeness and accuracy of the underlying data supporting the significant valuation assumption inputs.

Fair Value – Share-Based Compensation (Performance Share Awards (PSU)) - Refer to Note 2 and Note 16 to the financial statements

Critical Audit Matter Description

As described in Note 2 and Note 16 to the financial statements, the Company granted PSUs to certain of its employees. The Company utilized unobservable market data to determine the grant date fair value of PSUs.

The principal consideration for our determination that the valuation of the PSU grant date fair value is a critical audit matter are the significant judgment by management necessary in the selection of valuation techniques and assumptions with significant unobservable market data to estimate the fair value. This required a high degree of auditor judgment and extensive audit effort, including the need to involve fair value specialists who possess significant quantitative and modeling expertise, to audit and evaluate the appropriateness of these models and inputs.

How We Addressed the Matter in Our Audit

Our audit procedures related to the PSU grant date fair value included the following, among others:

- We obtained an understanding of the design of the Company's controls over the valuation of the PSU grant date fair value, including controls over management's review of the valuation model and the significant assumptions used in determining their fair values.
- With the assistance of a third-party valuation specialist, we audited the fair value of the equity volatility, valuation methodology, and key assumptions used in determining the fair value of the PSU grant date fair value by:
  - Evaluating the appropriateness of the valuation model and techniques used in determining fair value;
  - Assessing that the significant valuation assumption inputs of implied volatility and yield are consistent with those that would be used by market participants through the testing of source information, checking the mathematical accuracy of the calculation, and developing independent estimates and comparing to those selected by management, where applicable; and

- ○ Recalculation of the fair value determined by management to verify its reasonableness.
- ● We audited the completeness and accuracy of the underlying data supporting the significant valuation assumption inputs.

/s/ Ham, Langston, and Brezina, L.L.P.

We have served as the Company's auditor since 2023.

Houston, Texas
March 6, 2025

Prairie Operating Co. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 5,192	$ 13,037
Accounts receivable:		
Oil, natural gas, and NGL revenue	3,024	—
Joint interest and other	9,275	—
Note receivable	494	—
Prepaid expenses and other current assets	317	171
Current assets – discontinued operations	—	323
Total current assets	18,302	13,531
Property and equipment:		
Oil and natural gas properties, successful efforts method of accounting including $70,462 and $28,705 excluded from amortization as of December 31, 2024 and 2023, respectively	134,953	28,705
Other	94	—
Less: Accumulated depreciation, depletion, and amortization	(427)	—
Total property and equipment, net	134,620	28,705
Deposits on oil and natural gas property purchases	382	—
Operating lease assets	1,323	155
Note receivable – non–current	168	—
Deferred transaction costs	—	109
Other non–current assets	1,759	—
Non–current assets – discontinued operations	—	3,182
Total assets	$ 156,554	$ 45,682
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 38,225	$ 5,374
Ad valorem and production taxes payable	7,094	—
Oil, natural gas, and NGL revenue payable	2,366	—
Senior convertible note, at fair value	12,555	—
Derivative liabilities	2,446	—
Operating lease liabilities	323	42
Total current liabilities	63,009	5,416
Long–term liabilities:		
Credit facility	28,000	—
Subordinated note, at fair value – related party	4,609	—
Subordinated note warrants, at fair value – related party	4,159	—
SEPA, at fair value	790	—
Derivative liabilities	1,949	—
Asset retirement obligation	227	—
Operating lease liabilities	1,043	94
Total long–term liabilities	40,777	94
Total liabilities	103,786	5,510
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Series D convertible preferred stock; $0.01 par value; 50,000 shares authorized, and 14,457 and 20,627 shares issued and outstanding as of December 31, 2024 and 2023, respectively	—	—
Series E convertible preferred stock; $0.01 par value; 50,000 shares authorized, and zero and 20,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	—	—
Common stock; $0.01 par value; 500,000,000 shares authorized, and 23,045,209 and 9,826,719 shares issued and outstanding as of December 31, 2024 and 2023, respectively	230	98
Additional paid–in capital	172,304	118,928
Accumulated deficit	(119,766)	(78,854)
Total stockholders' equity	52,768	40,172
Total liabilities and stockholders' equity	$ 156,554	$ 45,682

The accompanying notes are an integral part of these consolidated financial statements.

Prairie Operating Co. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except share and per share amounts)

| | Years Ended December 31, | |
	2024	2023
Revenues:		
Oil, natural gas, and NGL revenue	$ 7,939	$ —
Total revenues	7,939	—
Operating expenses:		
Lease operating expenses	1,265	—
Gathering, transportation, and processing expenses	864	—
Ad valorem and production taxes	591	—
Depreciation, depletion, and amortization	427	—
Accretion of asset retirement obligation	6	—
Exploration expenses	734	264
General and administrative expenses	30,565	16,269
Total operating expenses	34,452	16,533
Loss from operations	(26,513)	(16,533)
Other (expenses) income:		
Interest expense	(1,142)	(122)
Loss on derivatives, net	(4,395)	—
Loss on adjustment to fair value – debt and warrants	(5,358)	(45,066)
Loss on issuance of debt	(3,039)	—
Interest income and other	580	248
Liquidated damages	—	(548)
Total other expenses	(13,354)	(45,488)
Loss from operations before provision for income taxes	(39,867)	(62,021)
Provision for income taxes	—	—
Net loss from continuing operations	(39,867)	(62,021)
Discontinued operations		
Loss from discontinued operations, net of taxes	(1,045)	(17,059)
Net loss from discontinued operations	(1,045)	(17,059)
Net loss	$ (40,912)	$ (79,080)
Earnings (loss) per common share:		
Loss per share – continuing operations, basic and diluted	$ (2.58)	$ (12.95)
Loss per share – discontinued operations, basic and diluted	$ (0.07)	$ (3.56)
Loss per share, basic and diluted	$ (2.65)	$ (16.51)
Weighted average common shares outstanding, basic and diluted	15,453,502	4,788,412

The accompanying notes are an integral part of these consolidated financial statements.

Prairie Operating Co. and Subsidiaries
Consolidated Statement of Stockholders' Equity/Members' Deficit
(In thousands, except share amounts)

	Members' Deficit	Mezzanine Equity Series D Preferred Stock Par value $0.01 Shares	Amount	Series E Preferred Stock Par value $0.01 Shares	Amount	Stockholders' Equity Series D Preferred Stock Par value $0.01 Shares	Amount	Series E Preferred Stock Par value $0.01 Shares	Amount	Common Stock Par value $0.01 Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Stockholders' Equity
January 1, 2023 balance	$ (382)	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —	$ —	$ —	$ —
Net loss from January 1, 2023 through May 3, 2023	(225)	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of membership interests	607	—	—	—	—	—	—	—	—	2,297,668	23	(630)	—	(607)
Issuance of Common Stock to former stockholders of Creek Road Miners upon Merger	—	—	—	—	—	—	—	—	—	3,860,898	39	9,889	—	9,928
Issuance of Series D Preferred Stock to PIPE investors, net of issuance costs	—	—	—	—	—	17,376	—	—	—	—	—	16,447	—	16,447
Issuance of Series D Preferred Stock to holders of Convertible Debentures for settlement of Creek Road Miners liabilities	—	—	—	—	—	4,423	—	—	—	—	—	3,209	—	3,209
Issuance of Common Stock and warrants in conjunction with purchase of Exok Option assets	—	—	—	—	—	—	—	—	—	670,499	7	7,282	—	7,289
Issuance of Series E Preferred Stock and warrants and Common Stock, net of issuance cost	—	—	—	—	—	—	—	20,000	—	39,614	—	19,834	—	19,834
Reclassification (Refer to *Note 14 – Common Stock*)	—	21,799	21,799	20,000	20,000	(21,799)	—	(20,000)	—	—	—	(67,682)	—	(67,682)
Issuance of Obligation Shares	—	—	—	—	—	—	—	—	—	205,970	2	2,005	—	2,007
Conversion of AR Debentures, inclusive of interest	—	—	—	—	—	—	—	—	—	400,666	4	5,772	—	5,776
Reclassification (Refer to *Note 14 – Common Stock*)	—	(21,799)	(21,799)	(20,000)	(20,000)	21,799	—	20,000	—	—	—	107,480	—	107,480
Conversion of Series D Preferred Stock	—	—	—	—	—	(1,172)	—	—	—	234,424	2	(2)	—	—
Issuance of Common Stock upon warrant exercise	—	—	—	—	—	—	—	—	—	2,116,980	21	12,429	—	12,450
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	2,895	—	2,895
Net loss from May 3, 2023 through December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—	(78,854)	(78,854)
December 31, 2023 balance	—	—	—	—	—	20,627	—	20,000	—	9,826,719	98	118,928	(78,854)	40,172
Conversion of Series D Preferred Stock	—	—	—	—	—	(6,170)	—	—	—	1,234,090	12	(12)	—	—
Conversion of Series E Preferred Stock	—	—	—	—	—	—	—	(20,000)	—	4,000,000	40	(40)	—	—
Issuance of Common Stock upon warrant exercise	—	—	—	—	—	—	—	—	—	5,589,740	57	33,482	—	33,539
Issuance of Common Stock to fund NRO Acquisition, net of issuance costs	—	—	—	—	—	—	—	—	—	1,827,040	18	9,974	—	9,992
Issuance of Common Stock for SEPA commitment fee	—	—	—	—	—	—	—	—	—	100,000	1	599	—	600
Issuance of Common Stock as part of credit facility issuance costs	—	—	—	—	—	—	—	—	—	120,048	1	999	—	1,000
Issuance of Common Stock related to stock based compensation	—	—	—	—	—	—	—	—	—	347,572	3	(3)	—	—
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	8,377	—	8,377
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(40,912)	(40,912)
December 31, 2024 balance	$ —	—	$ —	—	$ —	14,457	$ —	—	$ —	23,045,209	$ 230	$ 172,304	$ (119,766)	$ 52,768

The accompanying notes are an integral part of these consolidated financial statements.

Prairie Operating Co. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net loss from continuing operations	$ (39,867)	$ (62,021)
Adjustment to reconcile net loss to net cash used in operating activities:		
Stock based compensation	8,377	2,895
Depreciation, depletion, and amortization	427	—
Loss on derivatives, net	4,395	—
Loss on adjustment to fair value – debt and warrants	5,358	45,066
Loss on issuance of debt	3,039	—
Non-cash SEPA commitment fee	600	—
Amortization and expensing of deferred financing costs	35	—
Accretion of asset retirement obligation	6	—
Changes in operating assets and liabilities:		
Accounts receivable	(12,265)	—
Prepaid expenses and other current assets	(74)	(101)
Accounts payable and accrued expenses	18,590	1,563
Ad valorem and production taxes payable	496	—
Oil, natural gas, and NGL revenue payable	1,140	—
Accrued interest and expenses – related parties	—	(2)
Other assets and liabilities	(65)	(16)
Net cash used in continuing operating activities	(9,808)	(12,616)
Net cash provided by discontinued operations	460	675
Net cash used in operating activities	(9,348)	(11,941)
Cash flows from investing activities:		
Cash paid for Nickel Road asset purchase, net of cash received	(55,509)	—
Transaction expenses paid related to Nickel Road asset purchase	(239)	(109)
Deposit on other oil and natural gas properties purchase	(382)	—
Investments in oil and natural gas properties	(28,522)	(190)
Purchases of other property and equipment	(94)	—
Acquisition of unproved oil and natural gas properties	—	(21,225)
Cash received from sale of cryptocurrency miners	1,000	—
Cash received from payment on note receivable related to sale of cryptocurrency miners	338	—
Cash paid in reverse asset acquisition, net of cash received	—	(1,990)
Net cash used in continuing investing activities	(83,408)	(23,514)
Net cash used in discontinued investing activities	—	(170)
Net cash used in investing activities	(83,408)	(23,684)
Cash flows from financing activities:		
Proceeds from the issuance of Common Stock	15,000	—
Financing costs associated with issuance of Common Stock	(5,008)	—
Proceeds from the issuance of the Senior Convertible Note	14,250	—
Payments of the Senior Convertible Note	(3,748)	—
Proceeds from the issuance of the Subordinated Note – related party	5,000	—
Payments of the Subordinated Note – related party	(1,786)	—
Borrowings on the Credit Facility	28,000	—
Debt issuance costs associated with the Credit Facility	(336)	—
Proceeds from the exercise of Series D and E Preferred Stock warrants	33,539	12,450
Proceeds from the issuance of Series D Preferred Stock and warrants	—	17,376
Financing costs associated with the issuance of Series D Preferred Stock	—	(928)
Proceeds from the issuance of Series E Preferred Stock and warrants	—	20,000
Financing costs associated with the issuance of Series E Preferred Stock	—	(166)
Payments on long-term debt	—	(150)
Net cash provided by continuing financing activities	84,911	48,582
Net cash provided by discontinued financing activities	—	—
Net cash provided by financing activities	84,911	48,582
Net (decrease) increase in cash and cash equivalents	(7,845)	12,957
Cash and cash equivalents, beginning of the year	13,037	80
Cash and cash equivalents, end of the year	$ 5,192	$ 13,037

The accompanying notes are an integral part of these consolidated financial statements.

Refer to *Note 2 – Summary of Significant Accounting Policies* for supplemental cash flow disclosures.

Prairie Operating Co. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 – Organization, Description of Business, and Basis of Presentation

Organization and Description of Business

Prairie Operating Co. (individually or together with its subsidiaries, the "Company") is an independent energy company focused on the acquisition and development of crude oil, natural gas and natural gas liquids ("NGLs"). The Company assets and operations are strategically located in the oil region of rural Weld County, within the Denver–Julesburg Basin (the "DJ Basin") of Colorado. In addition to growing production through its drilling operations, the Company also seeks to grow its business through accretive acquisitions, such as the acquisition of the Genesis Bolt–on Assets (as defined herein) in February 2024 and the NRO Acquisition (as defined herein), which closed in October 2024. Refer to *Note 4 – Acquisitions and Merger* for a full discussion of the acquisitions.

As of December 31, 2024, the Company's exploration and production ("E&P") assets consist of its Central Weld Assets (as defined herein), Genesis and Genesis Bolt–on Assets (as defined herein), and the Exok Option Purchase assets (as defined herein). The Company's Central Weld Assets were acquired from Nickel Road Development LLC and Nickel Road Operating LLC (collectively, "NRO") in October 2024 and include 26 revenue producing oil and natural gas wells. As of December 31, 2024, the Company's total Genesis Assets include approximately 18,100 net leasehold acres in, on and under approximately 31,000 gross acres and total Central Weld Assets include approximately 5,640 net leasehold acres, on and under approximately 6,000 gross acres. The Company commenced drilling wells on its Genesis Bolt-on Assets in the third quarter of 2024 and all eight wells began producing in February 2025.

Previously, the Company focused on cryptocurrency mining until the sale of its cryptocurrency miners in January 2024. The Company's cryptocurrency mining operations commenced on May 3, 2023 concurrent with the Merger (as defined herein). Prior to January 2024, all of the Company's revenue was generated through its cryptocurrency mining activities from assets that were acquired in the Merger. Upon the closing of the Crypto Sale (as defined herein), the Company exited the cryptocurrency mining business. All results and activities from these assets and operations have been classified as discontinued operations in the Company's consolidated financial statements. Refer to *Note 3 – Discontinued Operations* for a full discussion of the discontinued operations.

Merger Agreement and Related Transactions

On May 3, 2023, the Company completed its merger with Prairie Operating Co., LLC, a Delaware limited liability company ("Prairie LLC"), pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2023 (the "Merger Agreement"), by and among the Company, Creek Road Merger Sub, LLC ("Merger Sub"), and Prairie LLC, pursuant to which, among other things, Merger Sub merged with and into Prairie LLC, with Prairie LLC surviving and continuing to exist as a Delaware limited liability company and a wholly-owned subsidiary of the Company (the "Merger"). Upon consummation of the Merger, the Company changed its name from "Creek Road Miners, Inc." to "Prairie Operating Co."

Upon the Merger, membership interests in Prairie LLC were converted into the right to receive each member's pro rata share of 2,297,668 shares of Common Stock. The Merger was accounted for as a reverse asset acquisition under existing accounting principles generally accepted in the United States ("GAAP"). For accounting purposes, Prairie LLC was treated as acquiring Merger Sub in the Merger. Refer to *Note 4 – Acquisitions and Merger* for a further discussion.

On October 16, 2023, the Company effected a reverse stock split at an exchange ratio of 1:28.5714286. Unless otherwise noted, all per share and share amounts presented herein have been retroactively adjusted for the effect of the reverse stock split for all periods presented.

Accordingly, for accounting purposes, the financial statements of the Company represent a continuation of the financial statements of Prairie LLC with the acquisition being treated as the equivalent of Prairie LLC issuing stock for the net assets of the Company. At the date of the Merger, the assets and liabilities of the Company were recorded based upon relative fair values, with no goodwill or other intangible assets recorded.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements included in this Annual Report present the Company's financial position, results of operations, and cash flows for the periods presented in accordance with GAAP and the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company owns 100% of Prairie LLC, which is considered a variable interest entity for which the Company is the primary beneficiary, as the Company is the sole managing member of Prairie LLC and has the power to direct the activities most significant to Prairie LLC's economic performance, as well as the obligation to absorb losses and receive benefits that are potentially significant.

Liquidity Analysis

During the year ended December 31, 2024, the Company had a net loss of $40.9 million. The Company cannot predict if or when it will be profitable and may continue to incur losses for an indeterminate period of time. Additionally, the Company may be unable to achieve or sustain profitability on a quarterly or annual basis and extended periods of losses and negative cash flow may prevent it from successfully operating and expanding its business. As of December 31, 2024, the Company had cash and cash equivalents of $5.2 million, a working capital deficit of $44.7 million, and an accumulated deficit of $119.8 million.

On September 30, 2024, the Company entered into the SEPA (as defined herein), a Subordinated Note (as defined herein), and a Senior Convertible Note (as defined herein). The Company closed the NRO Acquisition (as defined herein) on October 1, 2024, using cash on hand, the proceeds from the issuance of Common Stock, and a portion of the proceeds from the issuance of the Senior Convertible Note. The Company used the remainder of the Senior Convertible Note proceeds and the Subordinated Note proceeds to fund its drilling program. On December 16, 2024, the Company entered into a reserve-based Credit Facility (as defined herein) with Citibank, N.A. ("Citi") and borrowed $28.0 million to help fund its working capital needs. Refer to *Note 10 – Debt* for a discussion of the Credit Facility, Senior Convertible Note, and Subordinated Note issuances and to *Note 14 – Common Stock* for a discussion of the issuance of Common Stock.

The assessment of liquidity requires management to make estimates of future activity and judgments about whether the Company can meet its obligations, have adequate liquidity to operate, and maintain compliance with the applicable financial covenants of its Credit Facility Agreement, as discussed in *Note 10 – Debt*. Significant assumptions used in the Company's forecasted model of liquidity in the next 12 months include its current cash position and ability to manage spending. Based on an assessment of these factors, management expects that the Company's cash balance, expected revenues from its existing producing wells and newly producing Shelduck wells, and liquidity available under the SEPA and Credit Facility and potential offerings under the effective Form S-3 registration statement will be sufficient to meet its obligations over the next 12 months and fulfil the financial covenant requirements under its Credit Facility Agreement, as discussed in *Note 10 – Debt*.

Since entering into the SEPA in September 2024 and the Credit Facility Agreement in December 2024 and with the Form S-3 registration statement becoming effective in December 2024, the Company has the ability to access funds to meet its working capital needs. Since the Company's ability to request an Advance under the SEPA does not require action on the part of management, other than requesting the Advance, and the maximum Advance amount is less or equal to the Company's liquidity needs, substantial doubt about the Company's ability to continue as a going concern does not exist.

Segment Information

The Company operates in one business segment, the acquisition, development, and production of crude oil, natural gas, and NGLs (the "Operating Segment,"), primarily in the U.S. DJ Basin. This is consistent with the internal reporting provided to the Company's executive team, which is the chief operating decision maker ("CODM") and includes the Chief Operating Officer, President, Chief Financial Officer, and Executive Vice President of Operations.

The Company's Operating Segment produces and sells crude oil, natural gas, and NGL volumes, which is reported as oil, natural gas, and NGL revenue on its consolidated statements of operations for the years ended December 31, 2024 and 2023. The Company's revenue recognition policy and other accounting policies for its Operating Segment are the same as its companywide accounting policies discussed below in *Note 2 – Summary of Significant Accounting Policies*. The Operating Segment's major customers during the year ended December 31, 2024 are also discussed below in *Note 2 – Summary of Significant Accounting Policies.* Additionally, the Company did not have any intra-entity sales or transfers during the years ended December 31, 2024 or 2023 and the Operating Segment significant expenses are the same as those reported on the consolidated statements of operations for the years ended December 31, 2024 and 2023.

The CODM assesses the performance of the Operating Segment and decides how to allocate resources based on the Company's net income (loss), as reported on the consolidated statements of operations. Additionally, net income (loss) on the consolidated statements of operations is used to monitor budget versus actual results of the Operating Segment and to benchmark against the Company's competitors. The CODM's measure of the Operating Segment assets is reported as total assets on the consolidated balance sheets.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

These estimates and assumptions include estimates for reserves of credit losses, accruals for potential liabilities, estimates and assumptions made in valuing assets and debt instruments issued in the Merger, the valuation of the SEPA, Senior Convertible Note, the Subordinated Note, and warrants issued in the third quarter of 2024, discussed further in *Note 10 – Debt*, the fair value of its derivative instruments, and the realization of deferred tax assets.

Cash and Cash Equivalents

Cash and cash equivalents are defined by the Company as short-term, highly liquid investments which have an original maturity of three months or less and deposits in money market mutual funds that are readily convertible into cash. The carrying value of cash and cash equivalents approximate the fair value due to the short-term nature of these instruments. The Company may have cash balances which exceed the federal deposit insurance limits of $250,000, creating a potential credit risk. To mitigate this risk, the Company maintains its cash and cash equivalents with high quality financial institutions; therefore, it does not anticipate incurring any losses related to these credit risks. As of December 31, 2024 and 2023, the Company had cash and cash equivalents of $5.2 million and $13.0 million, respectively.

Accounts Receivable

Oil, natural gas, and NGL revenue receivable consists of uncollateralized accrued oil, natural gas, and NGL revenue due under normal trade terms, generally requiring payment within 30 days of production. Joint interest and other receivables consist of uncollateralized joint interest owner obligations due within 30 days of the invoice date and, at times, receivables from the counterparties to the Company's derivative contracts. In the Company's capacity as operator, it incurs development, exploration, operating, and plug and abandon ("P&A") costs that are billed to its partners based on their respective working interests. For receivables from joint interest owners, the Company typically has the ability to withhold revenue distributions to recover any unpaid joint operations billings that are past due.

The Company did not have any producing wells prior to the NRO Acquisition (as defined herein), which closed on October 1, 2024. Following the NRO Acquisition, during the fourth quarter of 2024, two of the Company's largest customers accounted for approximately 80% and 15% of its oil, natural gas, and NGL revenues. Those same two customers accounted for approximately 78% and 20% of the Company's accrued oil, natural gas, and NGL revenues. The Company is exposed to credit risk in the event of nonpayment by the purchasers of its production, all of which are concentrated in energy-related industries and may be similarly affected by changes in economic and financial conditions, commodity prices, or other conditions. However, the Company does not believe the loss of any single purchaser would materially impact its operating results, as crude oil, natural gas, and NGL are fungible products with well-established markets and numerous purchasers.

Oil and Natural Gas Properties

The Company follows the successful efforts method of accounting for its oil and natural gas properties. Under this method, exploration costs such as exploratory geological and geophysical costs, expiration of unproved leasehold, delay rentals, and exploration overhead are expensed as incurred. All costs related to production, general corporate overhead, and similar activities are also expensed as incurred. All property acquisition costs and development costs are capitalized when incurred.

In successful efforts accounting, exploratory drilling costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, drilling costs remain capitalized and are classified as proved properties. If proved reserves are not found, the costs related to unsuccessful wells are charged to exploration expense. For exploratory wells that find reserves that cannot be classified as proved when drilling is completed, costs continue to be capitalized as suspended exploratory drilling costs if there have been sufficient reserves found to justify completion as a producing well and sufficient progress is being made in assessing the reserves and the economic and operational viability of the project. If the Company determines that future appraisal drilling or development activities are unlikely to occur, associated suspended exploratory well costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory drilling costs quarterly. Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of natural gas and oil, are capitalized.

The costs of drilling and equipping successful wells, costs to construct or acquire facilities, and associated asset retirement costs are depreciated using the unit-of-production ("UOP") method based on total estimated proved developed oil and natural gas reserves. Costs for wells in the process of being drilled, significant nonproducing properties, and in-process development projects are excluded from depletion until the related project is completed and proved producing reserves are established or, if unsuccessful, abandonments expense is recognized. The costs of acquiring proved properties, including leasehold acquisition costs transferred from unproved properties, are depleted using the UOP method based on total estimated proved developed and undeveloped reserves.

The following table presents the costs of unproved properties excluded from the Company's UOP depreciation calculation as of December 31, 2024 and the periods such costs were incurred:

	Total	December 31, 2024	December 31, 2023
		(In thousands)	
Acquisition costs	$ 29,335	$ 630	$ 28,705
Development costs [(1)]	41,127	41,127	—
Total costs incurred	$ 70,462	$ 41,757	$ 28,705

(1) As of December 31, 2024, $38.0 million of development costs relate to wells which were in the process of being completed. These wells began producing in February 2025 and will be reflected in proved properties and the Company's UOP depreciation calculation in the first quarter of 2025.

Proceeds from the sales of individual oil and natural gas properties and the capitalized costs of individual properties sold or abandoned are credited and charged, respectively, to accumulated depreciation, depletion and amortization, if doing so does not materially impact the depletion rate of an amortization base. Generally, no gain or loss is recognized until an entire amortization base is sold. However, a gain or loss is recognized from the sale of less than an entire amortization base if the disposition is significant enough to materially impact the depletion rate of the remaining properties in the amortization base.

When circumstances indicate that the carrying value of proved oil and natural gas properties may not be recoverable, the Company compares unamortized capitalized costs to the expected undiscounted pre-tax future cash flows for the associated assets grouped at the lowest level for which identifiable cash flows are independent of cash flows of other assets. If the expected undiscounted pre-tax future cash flows, based on the Company's estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized costs, the capitalized costs are reduced to fair value. Fair value is generally estimated using the income approach described in Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic ("ASC") 820, Fair Value Measurements. If applicable, the Company utilizes prices and other relevant information generated by market transactions involving assets and liabilities that are identical or comparable to the item being measured as the basis for determining fair value. The expected future cash flows used for impairment reviews and related fair value measurements are typically based on judgmental assessments of commodity prices, pricing adjustments for differentials, operating costs, capital investment plans, future production volumes, and estimated proved reserves, considering all available information at the date of review. These assumptions are applied to develop future cash flow projections that are then discounted to estimated fair value, using a market-based weighted average cost of capital.

Other Property and Equipment

Other property and equipment primarily consists of office furniture and fixtures which are depreciated using the straight line method over their estimated useful lives of 5 years.

Derivative Instruments

The Company utilizes commodity derivative instruments to reduce its exposure to crude oil and natural gas price volatility for a portion of its estimated production from its proved, developed, producing oil and natural gas properties. The fair values of the Company's derivative instruments are measured on a recurring basis using a third-party industry-standard pricing model. Refer to *Note 6 - Fair Value Measurements* for a further discussion of the fair value of the Company's derivative instruments.

The Company has not designated any of its derivative instruments as hedges for accounting purposes; therefore, the aggregate net gains and losses resulting from changes in the fair values of its outstanding derivatives, the settlement of derivative instruments, and any net proceeds or payments related to the early termination of derivative contracts during the period are recognized as net gain or loss on derivatives, as applicable, in the consolidated statements of operations. Refer to *Note 4 - Derivative Instruments* for a discussion of the Company's outstanding derivative instruments.

Prepaid Expenses and Other Current Assets

The Company's prepaid expenses and other current assets primarily consists of premiums paid for its various insurance packages, including commercial packages, general liability, and Director and Officer policies, and performance bonds which are amortized into G&A over the life of the policy.

Deferred Financing Costs

Deferred financing costs include origination, legal, and other fees incurred to issue debt or amend existing credit facilities. Deferred financing costs related to the Company's Credit Facility (as defined herein) are capitalized to other non–current assets on the accompanying balance sheets and amortized to interest expense on the accompanying statements of operations on a straight-line basis over the life of the Credit Facility. Refer to *Note 10 - Debt* for a discussion of the Company's Credit Facility.

Notes Receivable

As discussed further below in *Note 3 – Discontinued Operations,* the Company sold all of its cryptocurrency miners (the "Mining Equipment") in January 2024. The consideration included $1.0 million in deferred cash payments (the "Deferred Purchase Price"), to be paid out of (a) 20% of the monthly net revenues received by the buyer associated with or otherwise attributable to the Mining Equipment until the aggregate amount of such payments equals $250,000 and (b) thereafter, 50% of the monthly net revenues received by the buyer associated with or otherwise attributable to the Mining Equipment until the aggregate amount of such payments equals the Deferred Purchase Price, plus accrued interest. As of December 31, 2024, the Company presents the Deferred Purchase Price payment as a note receivable on its consolidated balance sheet, $0.5 million of which is classified as current and $0.2 million of which is classified as non–current, based on when the payments are expected. The Company did not have a note receivable balance on its consolidated balance sheet as of December 31, 2023.

Leases

The Company capitalizes its operating leases as right-of-use ("ROU") assets and lease liabilities on the accompanying consolidated balance sheets and recognizes the fixed minimum lease costs for its operating leases on a straight-line basis over the lease term in accordance with ASC Topic 842, Leases ("ASC 842"). The Company does not recognize leases with initial lease terms less than or equal to 12 months on the balance sheet and only includes those short-term leases as part of its lease-related disclosures. Additionally, the Company does not include any of its variable lease costs in the calculation of its ROU assets and lease liabilities, instead variable costs are expensed as incurred

The Company makes certain assumptions and judgments when determining its ROU assets and lease liabilities. When determining whether a contract contains a lease, the Company considers whether there is an identified asset that is physically distinct, whether the supplier has substantive substitution rights, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset, and whether it has the right to control the asset. Certain of the Company's leases include one or more options to renew the lease, with renewal terms that can extend the lease term for additional years. When determining if renewals should be included in the lease term to be recognized, the Company utilizes the reasonably certain threshold, therefore, certain of the leases included in the calculation of its ROU assets and lease liabilities could include optional renewal periods for which it is not contractually obligated. Additionally, the Company must estimate its incremental borrowing rate when the implicit rate is not stated in the lease agreement and cannot be readily determined. As of December 31, 2024, none of the Company's active leases contain purchase or termination options that are reasonably certain to be exercised.

The Company has several operating leases for office space and vehicles used in its daily operations, for which it records the related lease costs as G&A expenses on the accompanying consolidated statements of operations.

Asset Retirement Obligations

The Company's oil and natural gas properties include estimates of future expenditures to P&A wells, pipelines, platforms, and other related facilities after the reserves have been depleted. The Company recognizes the present value of the asset retirement obligation costs as a liability when it is incurred or assumed (acquired) and an increase to its capitalized oil and natural gas properties. The capitalized asset retirement obligation costs are depleted over the productive lives of the oil and natural gas properties while the asset retirement obligation liability is accreted to the expected settlement value over the productive lives of the oil and natural gas properties. Upon settlement, the difference between the recorded liability amount and the amount of costs incurred will be recognized as an adjustment to the capitalized cost of oil and natural gas properties.

The determination of future asset retirement obligations requires estimates of the future costs of removal and restoration, productive lives of the oil and natural gas properties based on reserve estimates, and future inflation rates. Estimated costs consider historical experience, third-party estimates, and government regulatory requirements but do not consider salvage values. These costs could be subject to revisions in subsequent years due to changes in regulatory requirements, the estimated P&A cost, and the estimated timing of the oil and natural gas property retirement. In subsequent periods, if the estimate of the asset retirement obligation liability changes, the Company records an adjustment to both the asset retirement obligation liability and the oil and natural gas property carrying value. Additionally, the Company estimates the credit-risk adjusted discount rate, which is applied to the future inflated P&A costs to determine the discounted present value which is recognized as the initial liability. The determined credit-risk adjusted discount rate is also subsequently applied to accrete the liability. Refer to *Note 8 - Asset Retirement Obligations* for further information related to the Company's asset retirement obligations.

Commitments and Contingencies

The Company recognizes a liability for loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range.

Liabilities at Fair Value

As discussed in *Note 10 – Debt* and *Note 14 – Common Stock*, on September 30, 2024, the Company entered into the SEPA and issued the Senior Convertible Note, the Subordinated Note, and the Subordinated Note Warrants. All three of these agreements contain features which must be evaluated for embedded derivatives and bifurcation pursuant to ASC Topic 815, Derivatives and Hedging ("ASC 815"). As such, the Company has elected to account for the SEPA, the Senior Convertible Note, the Subordinated Note, and the Subordinated Note Warrants using the fair value option. Refer to *Note 6 – Fair Value Measurements* for a full discussion of the fair values of the SEPA, the Senior Convertible Note, the Subordinated Note, and the Subordinated Note Warrants.

Revenue Recognition

The Company recognizes revenue from the sales of oil, natural gas, and NGLs at the point that control of the produced oil, natural gas, and NGL volumes are transferred to the customer.

The following table presents the Company's oil, natural gas, and NGL revenue disaggregated by revenue stream:

	Year Ended December 31,			
	2024		2023	
	(In thousands)			
Oil revenue	$	6,595	$	—
Natural gas revenue		551		—
NGL revenue		793		—
Total revenues	$	7,939	$	—

The Company considers the transfer of control to have occurred when the production is delivered to the purchaser because at that time, the purchaser has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the oil, natural gas, or NGL production. Transfer of control dictates the presentation of the Company's gathering, transportation, and processing expenses within its consolidated statements of operations. Gathering, transportation, and processing expenses incurred prior to the transfer of control are recorded gross within gathering, transportation, and processing in the accompanying statements of operations.

Additionally, the Company has made an accounting election to exclude certain qualifying taxes collected from customers and remitted to governmental authorities from its reported revenues and is presenting those amounts as a component of operating expense in the accompanying consolidated statements of operations. The amounts due from purchasers are accrued in oil, natural gas, and NGL revenue accounts receivable on the accompanying consolidated balance sheets. The Company records the differences between its estimates and the actual amounts received for product sales in the month that payment is received from the purchaser. Additionally, the Company has determined that product returns or refunds are very rare and will account for them as they occur, and it generally provides no warranty other than the implicit promise that goods delivered are free of liens and encumbrances and meet the agreed upon specification.

Oil revenue contracts. The majority of the Company's oil revenue contracts are structured so that the Company delivers production at the wellhead or other contractually agreed-upon delivery point, at which time the purchaser takes custody, title, and risk of loss of the product, and the Company receives a specified index price from the purchaser with no deduction. Therefore, the Company recognizes revenue when control transfers to the purchaser at the delivery point based on the price received from the purchaser and records the third-party transportation costs as a component of operating expense in the accompanying consolidated statements of operations.

Natural gas and NGLs revenue contracts. Under the Company's natural gas processing contracts, the Company delivers natural gas to a processing entity at the wellhead or the inlet of the processing entity's system. In these contracts, the Company may elect to take residue gas and/or NGLs in-kind at the tailgate of the processing plant and subsequently market the product. Through the marketing process, the Company delivers the product to the purchaser at a contractually agreed-upon delivery point and receives a specified index price from the purchaser. This purchaser can be the natural gas processor or the processor can market the product on the Company's behalf to a third-party purchaser. In both scenarios, the Company is the principal in the transaction as control of the product remains with the Company throughout the process and any fees paid to the processor are considered to be for a distinct service with an identifiable benefit that is sufficiently separable. Therefore, the Company recognizes revenue when control transfers to the ultimate purchaser at the delivery point based on the index price received from the purchaser and records the gathering, processing, and compression fees attributable to the gas processing contract, as well as any transportation fees incurred to deliver the product to the purchaser, are presented as a component of operating expense in the accompanying consolidated statements of operations.

General and Administrative Expenses

General and administrative ("G&A") expenses consist of overhead, including salaries, incentive compensation, benefits for the Company's corporate staff, costs of maintaining its headquarters, and costs of managing its production and development operations. The Company records a certain portion of its salaries, wages, and benefits as LOE when they are directly attributable to maintaining the production of its operated oil and natural gas properties. For oil and natural gas properties for which the Company is the operator, it reduces G&A expenses for reimbursements received from other working interest owners for the portion of costs and allowable overhead incurred during the drilling and production phases of the property. G&A expenses also include software fees and audit, legal, and other professional service fees. Additionally, the Company could be subject to legal actions and claims arising in the ordinary course of business, which, if considered probable and reasonably estimable, would require a contingent liability to be recorded as G&A expense.

Stock-based Compensation

The Company's stock–based compensation awards are classified as either equity or liability awards in accordance with GAAP. The fair value of an equity–classified award is determined at the grant date and is amortized to general and administrative expense on a graded attribution basis over the vesting period of the award. The fair value of a liability–classified award is determined on a quarterly basis beginning at the grant date until final vesting. Changes in the fair value of liability–classified awards are recorded to general and administrative expense over the vesting period of the award.

Additionally, the Company grants performance stock awards ("PSUs"), which vest and become earned upon the achievement of certain performance goals based on the Company's relative total shareholder return as compared to the performance peer group during the performance period, which represents a market condition per *ASC Topic 718, Compensation—Stock Compensation*. As such, the fair value of the PSUs awards is determined by a third party using a Monte Carlo simulation model as of the grant date. Per the PSU agreements, these awards can be settled in either stock or cash, as determined by the Compensation Committee of the Board (the "Committee"); however, unless the Committee determines otherwise, these PSUs will be settled in stock; therefore, the Company classified the PSUs as equity awards.

The Company recognizes compensation expense related to equity–classified and liability–classified awards using the straight-line method over the requisite service period during which the employee, board member, director, or advisor is required to provide services in exchange for the award in accordance with *ASC Topic 718, Compensation - Stock Compensation*. The Company has elected to not estimate the forfeiture rate of its RSUs and PSUs in its initial calculation of compensation expense, but instead will adjust compensation expense for forfeitures as they occur. Refer to *Note 16 - Long-Term Incentive Compensation* for a further discussion of the Company's RSUs and PSUs.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their respective tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2024, the Company had a full valuation allowance to offset its net deferred tax assets.

Earnings (Loss) Per Common Share

The two–class method of computing earnings per share is required for entities that have participating securities. The two–class method is an earnings allocation formula that determines earnings per share for participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. The Company's Series D Preferred Stock (as defined herein) is a participating security and the Company's Series E Preferred Stock (as defined herein) was considered a participating security when the shares were outstanding during the year ended December 31, 2023. These participating securities do not have a contractual obligation to share in the Company's losses. Therefore, in periods of net loss, no portion of such losses are allocated to participating securities.

Basic earnings (loss) per common share ("EPS") is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Common Stock outstanding each period.

Dilutive EPS is calculated by dividing adjusted net income (loss) attributable to common stockholders by the weighted average number of shares of Common Stock outstanding each period, which includes the effect of potentially dilutive securities. Potentially dilutive securities for the diluted EPS calculation consists of (i) Series D Preferred Stock, (ii) Series E Preferred Stock, when the shares were outstanding during the year ended December 31, 2023, (iii) warrants to purchase Common Stock, and (iv) exercisable Common Stock options. Diluted EPS reflects the dilutive effect of the participating securities using the two–class method or the treasury stock method, whichever is more dilutive.

Basic and diluted earnings (loss) attributable to common stockholders is the same for the year ended December 31, 2024 and 2023 because the Company has only incurred losses and all potentially dilutive securities are anti–dilutive.

The following table presents the potentially dilutive securities which were not included in the computation of diluted earnings (loss) attributable to common stockholders for the year ended December 31, 2024 because their inclusion would be anti–dilutive:

Potentially Dilutive Security	Quantity	Stated Value Per Share	Total Value or Stated Value	Assumed Conversion Price	Resulting Common Shares
Merger Options, restricted stock units, and performance stock units [1]	9,337,631	$ —	$ —	$ —	1,337,631
Common stock warrants	227,148,205	—	—	—	8,494,177
Series D Preferred Stock	14,457	1,000	14,456,680	5.00	2,891,336
Senior Convertible Note [2]	—	—	11,251,508	7.79	1,444,353
Total					14,167,497

[1] Not exercisable or vested as of December 31, 2024. Refer to *Note 15 – Common Stock Options and Warrants* for a discussion of the Merger Options (as defined herein) and *Note 16 – Long–Term Incentive Compensation* for a discussion of the restricted stock units and performance stock units.

[2] Reflects the conversion option of the Senior Convertible Note, pursuant to the SEPA. Refer to *Note 10 – Debt* for a discussion of the Senior Convertible Note and *Note 14 – Common Stock* for a discussion of the SEPA.

The following table presents the potentially dilutive securities which were not included in the computation of diluted earnings (loss) attributable to common stockholders for the year ended December 31, 2023 because their inclusion would be anti–dilutive:

Potentially Dilutive Security	Quantity	Stated Value Per Share	Total Value or Stated Value	Assumed Conversion Price	Resulting Common Shares
Common stock options and restricted stock units [1]	8,547,574	$ —	$ —	$ —	547,574
Common stock warrants	386,569,653	—	—	—	13,529,938
Series D Preferred Stock	20,627	1,000	20,627,130	5.00	4,125,426
Series E Preferred Stock	20,000	1,000	20,000,000	5.00	4,000,000
Total					22,202,938

[1] Not exercisable or vested as of December 31, 2023. Refer to *Note 15 – Common Stock Options and Warrants* for a discussion of the Merger Options and *Note 16 – Long–Term Incentive Compensation* for a discussion of the restricted stock units.

Supplemental Disclosures of Cash Flow Information

The following table presents non–cash investing and financing activities and supplemental cash flow disclosures relating to the cash paid for interest and income taxes for the periods presented:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Non–cash investing and financing activities:		
Common Stock issued upon conversion of Series D Preferred Stock	$ 6,170	$ —
Common Stock issued upon conversion of Series E Preferred Stock	$ 20,000	$ —
Capital expenditures included in accrued liabilities	$ (14,136)	$ —
Common Stock issued for SEPA commitment fee [1]	$ 600	$ —
Credit facility issuance costs paid by the issuance of Common Stock [2]	$ 1,000	$ —
Credit facility issuance costs included in accrued liabilities	$ 331	$ —
Cryptocurrency mining equipment and deposits acquired in the Merger	$ —	$ 20,761
Secured convertible debentures assumed in the Merger	$ —	$ 1,981
SBA loan payable acquired assumed in the Merger	$ —	$ 150
Membership interests converted into shares of Common Stock	$ —	$ (607)
Common Stock issued at Merger	$ —	$ 9,928
Series D Preferred Stock issued at Merger	$ —	$ 3,209
Common Stock and warrants issued in Exok option acquisition	$ —	$ 7,289
Common Stock issued in satisfaction of share issuance obligation	$ —	$ 2,007
Common Stock issued in conversion of AR Debentures	$ —	$ 5,775
Reclassification of increase in value of warrant liabilities in equity	$ —	$ 39,780
Supplemental disclosure:		
Cash paid for interest [3]	$ 715	$ 121
Cash paid for income taxes	$ —	$ —

[1] Pursuant to the SEPA, the Company issued 100,000 shares to Yorkville as a commitment fee. Refer to *Note 14 – Common Stock* for a discussion of the SEPA.
[2] Prior to entering into the Credit Facility (as defined below) agreement in December 2024, the Company issued 120,048 shares to Yorkville as a consent fee. Refer to *Note 10 – Debt* for a discussion of the credit facility.
[3] For the year ended December 31, 2024, includes amounts paid for redemption premium and minimum return premium. Refer to *Note 10 – Debt* for a further discussion.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09") to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2023-03"), which requires the disclosure of specific information about certain costs and expenses. ASU 2024-03 is effective for annual periods beginning January 1, 2027, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.

Note 3 – Discontinued Operations

On January 23, 2024, the Company sold all of its cryptocurrency miners (the "Mining Equipment") for consideration consisting of (i) $1.0 million in cash and (ii) $1.0 million in deferred cash payments (the "Deferred Purchase Price"), to be paid out of (a) 20% of the monthly net revenues received by the buyer associated with or otherwise attributable to the Mining Equipment until the aggregate amount of such payments equals $250,000 and (b) thereafter, 50% of the monthly net revenues received by the buyer associated with or otherwise attributable to the Mining Equipment until the aggregate amount of such payments equals the Deferred Purchase Price, plus accrued interest, (collectively, the "Crypto Sale"). As of December 31, 2024, the Company presents the Deferred Purchase Price payment as a note receivable on its consolidated balance sheet, $0.5 million of which is classified as current and $0.2 million of which is classified as non–current, based on when the payments are expected. The Company did not have a note receivable balance on its consolidated balance sheet as of December 31, 2023. The Company recognized a loss of $1.1 million related to this disposition on its consolidated statement of operations and statement of cash flows for the year ended December 31, 2024.

The Company has presented the related assets and liabilities associated with discontinued operations separately as discontinued operations on its consolidated balance sheets as of December 31, 2024 and 2023. The following table presents the major classes of assets included as part of discontinued operations in the Company's consolidated balance sheets for the periods indicated:

	December 31, 2024	December 31, 2023
	(In thousands)	
Accounts receivable	$ —	$ 323
Property and equipment, net	—	3,182
Total assets – discontinued operations	$ —	$ 3,505

Additionally, the Company has presented the financial results associated with discontinued operations separately as discontinued operations on its consolidated statements of operations for the year ended December 31, 2024 and 2023 and its consolidated statements of cash flows for the year ended December 31, 2024 and 2023. The following table presents the major classes of line items constituting the loss from discontinued operations on the Company's consolidated statements of operations and consolidated statements of cash flows for the periods presented:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Cryptocurrency mining revenue	$ 193	$ 1,546
Cryptocurrency mining costs	(55)	(549)
Depreciation and amortization	(102)	(984)
Impairment of cryptocurrency mining equipment	—	(17,072)
Loss from sale of cryptocurrency mining equipment	(1,081)	—
Loss from discontinued operations before income taxes	(1,045)	(17,059)
Provision for income taxes	—	—
Net loss from discontinued operations	$ (1,045)	$ (17,059)

Note 4 – Acquisitions and Merger

NRO Acquisition

On January 11, 2024, the Company entered into an asset purchase agreement (the "NRO Agreement") with Nickel Road Development LLC, Nickel Road Operating, LLC, ("NRO") and Prairie LLC to acquire certain assets owned by NRO (the "Central Weld Assets") for total consideration of $94.5 million (the "Purchase Price"), subject to certain closing price adjustments and other customary closing conditions (the "NRO Acquisition"). The Purchase Price consisted of $83.0 million in cash and $11.5 million in deferred cash payments. The Company deposited $9.0 million of the Purchase Price into an escrow account on January 11, 2024 (the "Deposit").

On August 15, 2024, the Company and NRO agreed to amend certain terms of the NRO Agreement, pursuant to which the total consideration of the NRO Acquisition was reduced to $84.5 million in cash, subject to certain closing price adjustments and other customary closing conditions, and the parties agreed to remove the deferred cash payments. Additionally on August 15, 2024, $6.0 million of the Deposit was released to NRO and the remaining $3.0 million was returned to the Company.

On October 1, 2024, the Company closed the NRO Acquisition and paid $49.6 million to the sellers in cash, using cash on hand, the proceeds from the issuance of Common Stock, and a portion of the proceeds from the issuance of the Senior Convertible Note. Refer to *Note 10 – Debt* for a discussion of the Senior Convertible Note and to *Note 14 – Common Stock* for a discussion of the issuance of Common Stock. The Company completed the final settlement with NRO in December 2024, which resulted in a final purchase price of $55.5 million.

The NRO Acquisition was accounted for as an asset acquisition in accordance with ASC Topic 805 - Accounting for Business Combinations. The estimated fair value of the consideration paid by the Company and the allocation of that amount to the underlying assets acquired, on a relative fair value basis, were recorded on the Company's books as of October 1, 2024, the closing date of the NRO Acquisition. Additionally, costs directly related to the NRO Acquisition were capitalized as a component of the Purchase Price.

The following table presents the allocation of the purchase price, adjusted for the final settlement, to the net assets acquired on October 1, 2024, the closing date of the NRO Acquisition:

Purchase Price Allocation:		*(In thousands)*
Consideration:		
Cash consideration [(1)]	$	49,270
Deposits on oil and natural gas properties [(2)]		6,000
Direct transaction costs [(3)]		239
Total consideration	$	55,509
Assets acquired:		
Oil and natural gas properties [(4)]	$	63,591
Prepaid expenses, third-party JIB receivable, and other		104
	$	63,695
Liabilities assumed:		
Accounts payable and accrued expenses [(5)]	$	(7,965)
Asset retirement obligation, long-term		(221)
	$	(8,186)

[(1)] Includes the final settlement statement payment of $0.3 million from NRO to the Company.
[(2)] Represents the Deposit paid by the Company to NRO.
[(3)] Represents transaction costs associated with the NRO Acquisition which have been capitalized in accordance with ASC 805-50.
[(4)] Includes the asset retirement obligation asset associated with the proved oil and natural gas properties.
[(5)] Represents the amounts associated with the assets acquired in the NRO Acquisition unpaid at the closing date and primarily relates to ad valorem tax liabilities of $6.6 million and suspended revenues of $1.2 million.

Genesis Bolt–on Acquisition

On February 5, 2024, the Company acquired 1,280 gross leasehold acres on drillable spacing unit and eight proved undeveloped drilling locations in the DJ Basin (the "Genesis Bolt–on Assets") from a private seller for $0.9 million. These assets offset the other oil and gas assets held by the Company in northern Weld County, Colorado.

Initial Genesis Asset Acquisitions

Upon closing of the Merger, the Company consummated the purchase of oil and gas leases from Exok, Inc. ("Exok"), including all of Exok's right, title, and interest in, to and under certain undeveloped oil and gas leases located in Weld County, Colorado, together with certain other associated assets, data, and records, for $3.0 million (the "Exok Transaction").

On August 15, 2023, Prairie LLC exercised the option it acquired in the Exok Transaction and purchased additional oil and gas leases from Exok, consisting of approximately 25,240 net leasehold acres in, on and under approximately 32,580 gross acres (the "Exok Option Purchase") for total consideration of $25.3 million. The total consideration consisted of $18.0 million in cash to Exok, which was funded with the Series E PIPE (as defined herein), and equity consideration to certain affiliates of Exok consisting of (i) 670,499 shares of Common Stock, and (ii) warrants providing the right to purchase 670,499 shares of Common Stock at $7.43 per share (the "Exok Warrants"). Refer to *Note 15 – Common Stock Options and Warrants* for a discussion of the Exok Warrants.

Merger with Creek Road Miners, Inc.

Under the terms of the Merger, the Company issued 2,297,668 shares of Common Stock to the members of Prairie LLC in exchange for all of the membership interests of Prairie LLC. Additionally, and as a condition of the Merger, 4,423 shares of Series D Preferred Stock (as defined herein) were issued to holders of the 12% amended and restated senior secured convertible debentures (collectively, the "AR Debentures"). Refer to *Note 10 – Debt* for a discussion of the AR Debentures.

The purchase price was calculated based on the fair value of Common Stock that the Company's stockholders, immediately prior to the Merger, owned after the Merger, and the fair value of the Series D Preferred Stock issued to the holders of the AR Debentures. Since there was no active trading market for the membership interests of Prairie LLC, the fair value of the Company's Common Stock represented a more reliable measure of the fair value of consideration transferred in the Merger. The Company's Common Stock was based upon a quoted price in an active market, which is considered a Level 1 fair value input. The fair value of the 4,423 shares of Series D Preferred Stock was determined using a valuation model with unobservable inputs, which are considered Level 3 inputs on the fair value hierarchy.

The following table presents the total purchase price on May 3, 2023, the closing date of the Merger:

	(In thousands, except share amounts)
Number of shares of Common Stock of the combined company owned by the Company's stockholders immediately prior to the merger [1]	3,860,898
Multiplied by the fair value per share of Common Stock [2]	$ 2.57
Fair value of the Company's pre–Merger Common Stock	$ 9,928
Number of shares of Series D Preferred Stock issued to effectuate the Merger	4,423
Multiplied by the fair value per share [3]	$ 725.57
Fair value of Series D Preferred Stock issued as consideration	$ 3,209
Prairie LLC transaction costs [4]	2,033
Purchase price	$ 15,170

[1] Represents the historical shares of Common Stock outstanding immediately prior to the closing of the Merger on May 3, 2023.
[2] Based on the last reported sale price of Common Stock on OTC Capital Markets on May 3, 2023, the closing date of the Merger.
[3] Fair value calculated as described above on May 3, 2023.
[4] Prairie LLC transaction costs consist primarily of legal expenses incurred by Prairie LLC. The transaction costs have been reflected as an increase in the purchase price.

The purchase price for the Merger was allocated to the net assets acquired on the basis of their relative fair values. The fair values of the current assets acquired and current liabilities (excluding the convertible debentures) assumed in the Merger were determined to approximate carrying value due to their short–term nature. The fair value of the mining equipment was determined using estimated replacement values of the same or similar equipment and, as such, are considered Level 3 inputs in the fair value hierarchy. The fair value of the secured convertible debentures was calculated as described above. The fair value of the share issuance liability was calculated based on the quoted price of the Company's Common Stock and, as such, is considered a Level 1 measurement on the fair value hierarchy.

The following table presents the allocation of the purchase price to the net assets acquired on May 3, 2023, the closing date of the Merger:

Purchase Price Allocation:	(In thousands)
Cash and cash equivalents	$ 42
Accounts receivable	8
Prepaid expenses	64
Mining equipment [1]	18,141
Deposits on mining equipment	2,928
Accounts payable and accrued expenses	(3,352)
Secured convertible debentures	(1,981)
SBA loan payable	(150)
Share issuance liability	(530)
Net assets acquired	$ 15,170

[1] In accordance with GAAP for asset acquisitions, the excess purchase price over the fair value of the acquired assets and liabilities was ascribed to the property and equipment acquired.

Note 5 – Derivative Instruments

The Company utilizes commodity derivative instruments to reduce its exposure to crude oil and natural gas price volatility for a portion of its estimated production from its proved, developed, producing oil and natural gas properties. Currently, the Company only has commodity swap contracts outstanding, which guarantee a fixed price on contracted volumes over specified time periods. However, in the future, the Company could utilize other types of derivative instruments including call and purchased options, put spreads, collars, and three-way collars. As of December 31, 2024, the Company's derivative counterparty is Citi, which is the administrative agent and lender of its reserve-based credit agreement (the "Credit Facility").

As of December 31, 2024, the Company had the following outstanding crude oil and natural gas derivative contracts in place, which settle monthly and are indexed to NYMEX West Texas Intermediate and NYMEX Henry Hub, respectively:

	Settling January 1, 2025 through December 31, 2025		Settling January 1, 2026 through December 31, 2026		Settling January 1, 2027 through December 31, 2027		Settling January 1, 2028 through December 31, 2028
Crude Oil Swaps:							
Notional volume (Bbls)	938,040		496,884		223,599		169,839
Weighted average price ($/Bbl)	$ 67.30	$	64.40	$	62.70	$	61.81
Natural Gas Swaps:							
Notional volume (MMBtus)	1,309,098		885,147		626,832		457,368
Weighted average price ($/MMBtu)	$ 3.33	$	3.73	$	3.69	$	3.49

The Company recognizes all of its derivative instruments at fair value as assets or liabilities on the accompanying consolidated balance sheets. The Company has not designated any of its derivative instruments as hedges for accounting purposes; therefore, the aggregate net gains and losses resulting from changes in the fair values of its outstanding derivatives and the settlement of derivative instruments during the period are recognized as part of the loss on derivatives, net on the accompanying consolidated statements of operations. Additionally, all of the Company's hedge positions are currently in a liability position, therefore, there is no offsetting in the presentation of its derivative instruments.

The following table presents the net fair values of the Company's derivative instruments, recorded on the consolidated balance sheet for the period presented:

	December 31, 2024
	(In thousands)
Current liabilities	$ 2,446
Long-term liabilities	1,949
Total derivatives liabilities	$ 4,395

The following table presents the components of loss on derivatives, net reflected on the accompanying consolidated statement of operations and cash flows for the period presented:

	Year Ended December 31, 2024
	(In thousands)
Change in fair value of derivatives, net	
Crude oil	$ 3,763
Natural gas	632
Total	4,395
Loss on derivatives, net	$ 4,395

The Company did not have any outstanding derivatives contracts or any derivative settlements during the year ended December 31, 2023.

Note 6 – Fair Value Measurements

Certain of the Company's assets and liabilities are carried at fair value and measured on either a recurring or nonrecurring basis. Per ASC Topic 820, *Fair Value Measurements and Disclosures*, fair value is defined as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market–based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The GAAP fair value valuation hierarchy categorizes assets and liabilities measured at fair value into one of three levels depending on the observability of the inputs used in determining fair value. The three levels of the fair value hierarchy are as follows:

- *Level 1 valuations* – Consist of observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date.
- *Level 2 valuations* – Consist of observable market–based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1 that are either directly or indirectly observable as of the reporting date.
- *Level 3 valuations* – Consist of unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management's best estimate of fair value.

The classification of an asset or liability within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an asset or liability requires judgment and may affect the valuation of the fair value asset or liability and its placement within the fair value hierarchy. There have been no transfers between fair value hierarchy levels.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, other current assets, accounts payable, and other current liabilities on the consolidated balance sheets approximate fair value because of their short–term nature.

Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the Company's liabilities which were measured at fair value on a recurring basis as of December 31, 2024 and their classification within the fair value hierarchy:

	Fair Value Measurement as of December 31, 2024			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Liabilities:				
Commodity derivative contracts..........................	$ 4,395	$ —	$ 4,395	$ —
SEPA...	790	—	—	790
Senior convertible note......................................	12,555	—	—	12,555
Subordinated note – related party.......................	4,609	—	4,609	—
Subordinated note warrants – related party	4,159	—	—	4,159

Commodity derivative contracts. The fair values of the Company's derivative instruments are measured on a recurring basis using a third-party industry-standard pricing model that considers various inputs such as quoted forward commodity prices, discount rates, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant data. These significant inputs are observable in the current market or can be corroborated by observable active market data and are therefore considered Level 2 inputs within the fair value hierarchy. As of December 31, 2024, the fair value of the Company's commodity derivative contracts is a liability of $4.4 million, $2.4 million of which is considered a current liability.

The Company has elected the fair value option for the financial instruments listed below, as such, it reflects these financial instrument liabilities at their fair value on its consolidated balance sheet and reflects the changes in the fair values of the liabilities as loss on adjustment to fair value – debt and warrants on its consolidated statements of operations and consolidated statement of cash flows. The following table presents the changes in the Company's financial instruments presented at fair value for the periods presented:

	December 31, 2024	December 31, 2023
	(In thousands)	
SEPA, at the beginning of the period	$ —	$ —
Loss on adjustment to fair value	790	—
SEPA, at the end of the period	$ 790	$ —
Senior convertible note, at the beginning of the period	$ —	$ —
Borrowing	14,250	—
Repayments	(3,748)	—
Loss on adjustment to fair value	2,053	—
Senior convertible note, at the end of the period	$ 12,555	$ —
Subordinated note – related party, at the beginning of the period	$ —	$ —
Borrowing	5,000	—
Repayments	(1,786)	—
Loss on issuance of debt	281	—
Loss on adjustment to fair value	1,114	—
Subordinated note – related party, at the end of the period	$ 4,609	$ —
Subordinated note warrants – related party, at the beginning of the period	$ —	$ —
Loss on issuance of debt	2,758	—
Loss on adjustment to fair value	1,401	—
Subordinated note warrants – related party, at the end of the period	$ 4,159	$ —
AR debentures, at the beginning of the period	$ —	$ —
Borrowing	—	1,981
Conversion to Common Stock	—	(5,771)
Loss on adjustment to fair value	—	3,790
AR debentures, at the end of the period	$ —	$ —
Obligation shares, at the beginning of the period	$ —	$ —
Obligation, at merger	—	530
Issuance of Common Stock	—	(2,007)
Loss on adjustment to fair value	—	1,477
Obligation shares, at the end of the period	$ —	$ —
Reclassified warrant liabilities, at the beginning of the period	$ —	$ —
Reclassification from equity to liabilities	—	67,682
Reclassification from liabilities back to equity	—	(107,480)
Loss on adjustment to fair value	—	39,798
Reclassified warrant liabilities, at the end of the period	$ —	$ —

The following table presents the face value and fair value of each financial instrument presented at fair value on the Company's consolidated balance sheet as of December 31, 2024:

	December 31, 2024	
	Face Value	Fair Value
	(In thousands)	
SEPA	$ —	$ 790
Senior convertible note	11,252	12,555
Subordinated note – related party	3,214	4,609
Subordinated note warrants – related party	—	4,159

Standby Equity Purchase Agreement. On September 30, 2024, the Company entered into a Standby Equity Purchase Agreement (the "SEPA") with YA II PN, LTD., a Cayman Islands exempt limited company ("Yorkville"), whereby, subject to certain conditions, the Company has the right, not the obligation, to sell to Yorkville shares up to $40.0 million shares of Common Stock, at any time and in the amount as specified in the Company's request ("Advance Notice"), during the commitment period commencing on September 30, 2024 (the "SEPA Effective Date") and terminating on September 30, 2026. The Company's right to sell shares to Yorkville under the SEPA was contingent upon the Company having an effective registration statement, which was declared effective by the SEC on December 20, 2024. The Company has determined that the SEPA represents a derivative instrument pursuant to ASC 815, which should be recorded at fair value at inception and remeasured at fair value each reporting period with changes in the fair value recognized in earnings.

As of December 31, 2024, the fair value of the SEPA was determined by a third-party using a Monte Carlo simulation model and the significant inputs listed below, which are based on unobservable market data and are therefore considered Level 3 inputs within the fair value hierarchy.

SEPA – Monte Carlo Simulation Model		Key Inputs
Time to termination (years)		1.75
Stock price – as of December 31, 2024	$	6.92
Risk-free rate		4.13%
Equity volatility rate		85.0%

As of December 31, 2024, the fair value of the SEPA is $0.8 million, which resulted in corresponding loss on adjustment to fair value – debt and warrants of $0.8 million on the Company's consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2024. Refer to *Note 10 – Debt* for a further discussion of the SEPA.

Senior Convertible Note. Additionally, on September 30, 2024, Yorkville advanced an initial $15.0 million (the "Pre-Paid Advance") to the Company and the Company issued a convertible promissory note (the "Senior Convertible Note"), with an interest rate of 8.00% and a maturity date of September 30, 2025. The Company has determined that certain features of the Senior Convertible Note require bifurcation and separate accounting as embedded derivatives. As such, the Company has elected the fair value option to account for the Senior Convertible Note; therefore, in accordance with ASC 815, the Company recorded the Senior Convertible Note at fair value and will remeasure the fair value each reporting period with changes in fair value recognized in earnings.

As of December 31, 2024, the fair value of the Senior Convertible Note was determined by a third-party using a Monte Carlo simulation model and the significant inputs listed below, which are based on unobservable market data and are therefore considered Level 3 inputs within the fair value hierarchy.

Convertible Note – Monte Carlo Simulation Model		Key Inputs
Stock price – as of December 31, 2024	$	6.92
Risk-free rate		4.11%
Equity volatility rate		90.0%
Market yield – as of December 31, 2024		14.6%

As of December 31, 2024, the fair value of the Senior Convertible Note is $12.6 million, which resulted in a loss on adjustment to fair value – debt and warrants of $2.1 million on the Company's consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2024. Refer to *Note 10 – Debt* for a further discussion of the Senior Convertible Note.

Subordinated Promissory Note. On September 30, 2024, the Company entered into a subordinated promissory note (the "Subordinated Note") with First Idea Ventures LLC and The Hideaway Entertainment LLC (together, the "Noteholders"), in a principal amount of $5.0 million, with a maturity of December 31, 2025. The Subordinated Note has an interest rate of 10.00% and the Noteholders are entitled to a minimum return on capital of up to 2.0x upon the repayment, prepayment or acceleration of the obligations, or the occurrence of certain other triggering events under the Subordinated Note. The Company has determined that certain features of the Subordinated Note require bifurcation and separate accounting as embedded derivatives. As such, the Company has elected the fair value option to account for the Subordinated Note; therefore, in accordance with ASC 815, the Company recorded the Subordinated Note at fair value and will remeasure the fair value each reporting period with changes in fair value recognized in earnings.

As of December 31, 2024, the fair value of the Subordinated Note was determined by a third-party using a credit default valuation model using the significant inputs listed below, which are considered unobservable inputs which are corroborated by market data and are therefore considered Level 2 inputs within the fair value hierarchy.

Subordinated Note – Credit Default Valuation	Key Inputs
Quarterly default rate	5.234%
Moody's Investor debt recovery rate – Senior convertible note	54.80%
Moody's Investor debt recovery rate – Subordinated note	37.60%
Risk-free rate	4.18 % - 4.79%
Discount factor	0.903

As of December 31, 2024, the fair value of the Subordinated Note is $4.6 million, which resulted in a loss on adjustment to fair value – debt and warrants of $1.1 million on the Company's consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2024. Refer to *Note 10 – Debt* for a further discussion of the Subordinated Note.

Subordinated Note Warrants. As discussed in *Note 10 – Debt* below, pursuant to the terms of the Subordinated Note, the Company issued to the Noteholders warrants (the "Subordinated Note Warrants") to purchase up to 1,141,552 shares of Common Stock, vesting in tranches based on the date of repayment of the Subordinated Note. The Company has determined that the Subordinated Note Warrants should be accounted for as a liability pursuant to ASC Topic 480, *Distinguishing Liabilities from Equity* ("ASC 480"). In accordance with ASC 815, the Company recorded the Subordinated Note Warrants at fair value and will remeasure the fair value each reporting period with changes in fair value recognized in earnings.

The fair value of the Subordinated Note Warrants was determined by a third-party using a Monte Carlo simulation model using the significant inputs listed below, which are based on unobservable market data and are therefore considered Level 3 inputs within the fair value hierarchy.

Subordinated Note Warrants – Monte Carlo Simulation Model		Key Inputs
Time to termination (years)		4.75
Stock price – as of December 31, 2024	$	6.92
Exercise price	$	8.89
Risk-free rate		4.27%
Equity volatility rate		75.0%
Market yield – as of December 31, 2024		14.6%

As of December 31, 2024, the fair value of the Subordinated Note Warrants was $4.2 million compared to $2.8 million as of September 30, 2024, the date of the Subordinated Note Warrants issuance. The Company recognized the $1.4 million change in fair value as loss on adjustment to fair value – debt and warrants on its consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2024. Refer to *Note 15 – Common Stock Options and Warrants* for a further discussion of the Subordinated Note Warrants.

AR Debentures. Through September 2023, the fair value of the Company's AR Debentures was based on a widely accepted valuation methodology that utilizes (i) the Company's Common Stock price, (ii) value of the debt component, and (iii) the value of the equity component.

The key unobservable inputs in the valuation model listed below could change significantly and result in significantly higher or lower fair values at different measurement dates; therefore, they are considered Level 3 inputs within the fair value hierarchy.

AR Debentures – Valuation Model	Key Inputs
Equity volatility rate	75.0%
Market yield – as of May 3, 2023, the date of the Merger	20.06%

The AR Debentures were converted in October 2023; therefore, the Company stopped remeasuring the change in fair value at that time. The fair value at conversion was determined using the Company's Common Stock price. On October 11, 2023, the date that the AR Debentures were fully converted, the fair value of the AR Debentures was $5.8 million, compared to $2.0 million at the date of the Merger. The Company recognized the $3.8 million change in fair value as loss on adjustment to fair value – debt and warrants on its consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2023. Refer to *Note 10 – Debt* for a further discussion of the AR Debentures.

Common Stock Obligation Shares. As discussed in *Note 14 – Common Stock,* as a result of the Merger and related transactions, the Company had the obligation to issue 205,970 shares of Common Stock (the "Obligation Shares"). The fair value of the Obligation Shares was based on the quoted price of the Company's Common Stock and, as such, was considered a Level 1 input within the fair value hierarchy. The underlying shares were fully issued on September 7, 2023, therefore, the Company stopped remeasuring the change in the fair value of the obligation at that time.

On September 7, 2023, the date that the underlying shares were fully issued, the fair value of the Obligation Shares was $1.5 million. The Company recognized the $1.5 million change in fair value as loss on adjustment to fair value – debt and warrants on its consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2023. Refer to *Note 14 – Common Stock* for a further discussion of the Obligation Shares.

Reclassified Warrant Liabilities. In September 2023, pursuant to ASC 815, the Company adopted a sequencing policy to determine how to allocate authorized and unissued shares among commitments to deliver shares. The sequence was based upon reclassifying securities with the latest maturity date first. Refer to *Note 14 – Common Stock* for a discussion of the share sequencing. This sequencing and the lack of sufficient authorized shares required the Company to reclassify a portion of the Series D A Warrants and all of the Series E A Warrants to liabilities at various dates throughout the year ended December 31, 2023 (collectively, the "Reclassified Warrant Liabilities").

The fair values of the Reclassified Warrant Liabilities at their respective reclassification dates throughout the year ended December 31, 2023 were determined by a third-party using Black-Scholes option-pricing models and the key inputs listed below, which are based on unobservable market data and are therefore considered Level 3 inputs within the fair value hierarchy.

Reclassified Warrant Liabilities – Black-Scholes Option Pricing Model	Key Inputs
Stock price range	$ 6.71 - $14.71
Option exercise price	$ 6.00
Expected term range (years)	4.56 – 6
Equity volatility rate	75.0%
Discount rate range	4.27% - 4.58%

At the time of the reclassification, the total fair value of the Reclassified Warrant Liabilities reclassified to liabilities was $25.9 million. The total fair value of the Reclassified Warrant Liabilities at the time they were transferred back to equity was $65.9 million. The Company recognized the $39.8 million change in fair value as loss on adjustment to fair value – debt and warrants on its consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2023. Refer to *Note 14 – Common Stock* for a further discussion of the Reclassified Warrant Liabilities.

Assets and Liabilities Measured at Fair Value on a Non–Recurring Basis

Acquisition and merger–related assets and liabilities. The fair values of assets acquired and liabilities assumed in an acquisition or merger are measured on a non–recurring basis on the acquisition or merger date. If the assets acquired and liabilities assumed are current and short–term in nature, the Company uses their approximate carrying values as their fair values, which is considered a Level 1 input in the fair value hierarchy. If the assets acquired are not short–term in nature, then the fair value is determined using the estimated replacement values of the same or similar assets and, as such, are considered Level 3 inputs in the fair value hierarchy. Refer to *Note 2 – Acquisitions and Merger* for a further discussion of the Company's acquisitions and merger.

Note 7 – Property and Equipment, net

The Company's property and equipment, net consisted of the following for the periods presented:

	December 31, 2024	December 31, 2023
	(In thousands)	
Oil and natural gas properties:		
Proved properties	$ 64,491	$ —
Unproved properties	70,462	28,705
Total oil and natural gas properties	134,953	28,705
Less: Accumulated depreciation, depletion, and amortization	(422)	—
Oil and natural gas properties, net	$ 134,531	$ 28,705
Other property and equipment	$ 94	$ —
Less: Accumulated depreciation, depletion, and amortization	(5)	—
Other property and equipment, net	$ 89	$ —
Total property and equipment, net	$ 134,620	$ 28,705

As of December 31, 2024, the unproved properties balance includes $38.0 million of development costs for wells which were in the process of being completed. These wells began producing in February 2025 and will be reflected in proved properties in the first quarter of 2025.

Note 8 – Asset Retirement Obligation

The following table presents the changes in the Company's asset retirement obligations for the periods presented:

	December 31, 2024	December 31, 2023
	(In thousands)	
Asset retirement obligation, at the beginning of the period	$ —	$ —
Liabilities incurred in acquisitions	221	—
Accretion of asset retirement obligation	6	—
Asset retirement obligation, at the end of the period	$ 227	$ —

The Company did not have any producing assets until the NRO Acquisition was closed on October 1, 2024, therefore it did not have any asset retirement obligations prior to that date. Refer to *Note 4 – Acquisitions and Merger* for a further discussion of the NRO Acquisition.

Note 9 – Accounts Payable and Accrued Expenses

The Company's accounts payable and accrued expenses consist of the following for the periods presented:

	December 31, 2024	December 31, 2023
	(In thousands)	
Accounts payable	$ 33,856	$ 2,296
Incentive compensation	2,571	1,925
Accrued legal and accounting fees	423	201
Accrued interest	325	—
Other	1,050	952
Accounts payable and accrued expenses	$ 38,225	$ 5,374

Note 10 – Debt

The Company's debt balances consisted of the following for the periods indicated:

	December 31, 2024	December 31, 2023
	(In thousands)	
Credit facility	$ 28,000	$ —
SEPA	$ —	$ —
Fair value adjustment	790	—
SEPA, at fair value	$ 790	$ —
Senior convertible note	$ 11,252	$ —
Fair value adjustment	1,303	—
Senior convertible note, at fair value	$ 12,555	$ —
Subordinated note – related party	$ 3,214	$ —
Fair value adjustment	1,395	—
Subordinated note – related party, at fair value	$ 4,609	$ —

The following table presents the components of interest expense reflected in the Company's consolidated statements of operations for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Interest expense – Credit facility	$ 99	$ —
Amortization of deferred financing costs – Credit facility	35	—
Interest expense – Senior convertible note	290	—
Premium paid for redemption – Senior convertible note	187	—
Interest expense – Subordinated note – related party	124	—
Minimum return premium – Subordinated note – related party	407	—
SBA loan and other interest	—	122
Total interest expense	$ 1,142	$ 122

Credit Facility

On December 16, 2024, the Company, as borrower, entered into a reserve-based credit agreement with Citi, as administrative agent and the financial institution party thereto (the "Credit Facility Agreement"), which has a maximum credit commitment of $1.0 billion and is set to mature on December 16, 2026. The Credit Facility is guaranteed by all of the Company's restricted subsidiaries and is secured by a first-priority security interest on substantially all of the Company's oil and natural gas properties and substantially all of the Company's personal property assets, subject to customary exceptions. As of December 31, 2024, the Credit Facility had a borrowing base and an aggregate elected commitment of $44.0 million and a $5.0 million sublimit for the issuance of letters of credit. The borrowing base is subject to semi-annual redeterminations based upon the value of the Company's oil and gas properties as determined in a reserve report dated as of January and July of each year, subject to certain interim redeterminations. On February 3, 2025, the Company entered into the First Amendment to the Credit Facility Agreement (the "First Amendment"), which among other things, increased the borrowing base and the aggregate elected commitments to $60.0 million.

As of December 31, 2024, the Company had $28.0 million of revolving borrowings and no letters of credit outstanding under the Credit Facility, resulting in $7.2 million of availability for future borrowings and letters of credit. Borrowing under the Credit Facility bear interest, at the Company's election, based upon the Term SOFR or Alternate Base Rate (each as defined in the Credit Facility Agreement), as applicable, plus an additional margin which is based on the percentage of the borrowing base being utilized, ranging from 3.00% to 4.00% per annum for Term SOFR loans (plus a 0.10% per annum adjustment) and 2.00% to 3.00% for Alternate Base Rate loans. There is also a commitment fee of 0.50% on the undrawn commitments.

The Company is subject to certain financial covenants under the Credit Facility, which require the Company to maintain, for each fiscal quarter commencing with the fiscal quarter ending March 31, 2025, a Net Leverage Ratio (as defined in the Credit Agreement) of no greater than 2.50 to 1.00 and a Current Ratio (as defined in the Credit Agreement) of at least 1.00 to 1.00. The Credit Facility Agreement also includes conditional equity cure rights that will enable the Company to cure certain breaches of these financial maintenance covenants. Further, beginning March 1, 2025, the Credit Facility Agreement requires the Company and its restricted subsidiaries to always hedge not less than 80% of projected production from their proved developed producing reserves and certain wells through December 31, 2028.

Additionally, the Credit Facility Agreement contains various restrictive covenants that, among other things, limit the Company's ability and the ability of its restricted subsidiaries to, subject to certain exceptions: (i) incur indebtedness; (ii) incur liens; (iii) declare or pay dividends, distributions or make other restricted payments; (iv) repay or redeem other indebtedness; (v) make investments; (vi) change their respective lines of business or acquire or make any expenditures in oil and gas properties outside the U.S.; (vii) sell or discount receivables; (viii) acquire or merge with any other company; (ix) sell assets or equity interests of the Company's subsidiaries; (x) enter into or terminate certain hedge agreements; (xi) enter into transactions with affiliates; (xii) own any subsidiary that is not organized in the U.S.; (xiii) enter into certain contracts or agreements that prohibit or restrict liens on property in favor of the administrative agent or restrict any restricted subsidiary from paying dividends or making distributions; (xiv) allow gas imbalances, take-or-pay or other prepayments with respect to the Company's proved oil and gas properties; (xv) engage in certain marketing activities; (xvi) enter into sale and leasebacks; and (xvii) make or incur any capital expenditure or leasing or acquisition expenditure in oil and gas properties that are not borrowing base properties.

As of December 31, 2024, the Company has $1.7 million of unamortized deferred financing costs associated with its Credit Facility, which is presented in other non-current assets on the consolidated balance sheet. These costs will be amortized to interest expense on the accompanying statements of operations on a straight-line basis over the life of the Credit Facility.

Standby Equity Purchase Agreement

On September 30, 2024, the Company entered into the SEPA with Yorkville, whereby, subject to certain conditions, the Company has the right, not the obligation, to sell to Yorkville up to $40.0 million shares of Common Stock, at any time and in an the amount as specified in the applicable Advance Notice, during the commitment period commencing on the SEPA Effective Date and terminating on September 30, 2026. Each issuance and sale by the Company under the SEPA (an "Advance") is subject to a maximum limit equal to 100% of the aggregate volume traded of the Company's Common Stock on the Nasdaq Stock Market during the five trading days immediately prior to the date of the Advance Notice. The shares will be issued and sold to Yorkville at a per share price equal to 97% of the lowest daily volume weighted average price of Common Stock for three consecutive trading days commencing on the trading day immediately following the Yorkville's receipt of an Advance Notice. On September 30, 2024, pursuant to the SEPA, the Company paid Yorkville a structuring fee of $25,000 and a commitment fee of 100,000 shares of Common Stock (the "Commitment Fee").

Any purchases under an Advance will be subject to certain limitations, including that Yorkville cannot acquire (i) any shares that would result in the Yorkville, including its affiliates, beneficially owning more than 4.99% of the Company's outstanding Common Stock at the time of an Advance or (ii) more than 19.99% of the Company's issued and outstanding Common Stock as of the SEPA Effective Date (the "Exchange Cap"), subject to limited exceptions.

Pursuant to the SEPA, the Company may issue up to a total of 4,198,343 shares of Common Stock within the Exchange Cap through Advances under the SEPA, upon conversion of the Senior Convertible Note or through any other issuances of Common Stock thereunder. However, per the SEPA, the Company does not have access to issue an Advance Notice until the Pre-Paid Advance of $15.0 million (the Senior Convertible Note) is fully repaid.

In connection with the SEPA, the Company entered into a registration rights agreement (the "SEPA Registration Rights Agreement") with Yorkville pursuant to which the Company agreed to file a registration statement registering the resale of the Common Stock shares underlying the SEPA, the Pre- Paid Advance, and the Commitment Fee. The Company's right to sell shares to Yorkville under the SEPA was contingent upon the Company having an effective registration statement, which was declared effective by the SEC on December 20, 2024.

The Company has determined that the SEPA represents a derivative instrument pursuant to ASC 815, which should be recorded at fair value at inception and remeasured at fair value each reporting period with changes in the fair value recognized in earnings. Additionally, the Commitment Fees and any issuance costs associated with the SEPA have been expensed to general and administrative expenses. As such, the Company has recorded the SEPA at its fair value of $0.8 million as of December 31, 2024 and recorded the corresponding $0.8 million loss on adjustment to fair value – debt and warrants on its consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2024. The fair value of the SEPA was determined by a third-party using a Monte Carlo simulation model, refer to *Note 6 – Fair Value Measurements* for a further discussion of the fair value of the SEPA.

Senior Convertible Note

On September 30, 2024, Yorkville advanced the Pre-Paid Advance of $15.0 million to the Company and the Company issued the Senior Convertible Note, with an interest rate of 8.00% and a maturity date of September 30, 2025. The Company's obligations with respect to the Pre-Paid Advance and under the Senior Convertible Note are guaranteed by Prairie LLC, a subsidiary of the Company, and Prairie Operating Holding Co., LLC ("Prairie Holdco"), a subsidiary of the Company, pursuant to a global guaranty agreement entered into by Prairie LLC and Prairie Holdco in favor of Yorkville on September 30, 2024. Yorkville may convert the Pre-Paid Advance into shares of Common Stock at any time at the Conversion Price (as defined in the SEPA). The Company may, at any time, redeem all or a portion of the amounts outstanding under the Senior Convertible Note at 105% of the principal amount thereof, plus accrued and unpaid interest. Additionally, the Company may also convert the Pre-Paid Advance into shares of Common Stock at any time at the Conversion Price, however, a conversion requested by us would not result in the Company receiving cash but instead would be applied towards reducing the outstanding balance of the Senior Convertible Note.

In December 2024, and in conjunction with the Credit Facility Agreement, the Company made a $3.7 million payment on the Senior Convertible Note, resulting in a principal balance of $11.3 million as of December 31, 2024. Additionally, in January and February 2025, Yorkville converted the remaining $11.3 million of the Senior Convertible Note in exchange for 2.1 million shares of Common Stock.

The Company has determined that certain features of the Senior Convertible Note require bifurcation and separate accounting as embedded derivatives. As such, the Company has elected the fair value option to account for the Senior Convertible Note; therefore, in accordance with ASC 815, the Company recorded the Senior Convertible Note at fair value and will remeasure the fair value each reporting period with changes in fair value recognized in earnings. As of December 31, 2024, the fair value of the Senior Convertible Note is $12.6 million, which resulted in a loss on adjustment to fair value – debt and warrants of $1.3 million on the Company's consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2024. Refer to *Note 6 – Fair Value Measurements* for a further discussion of the fair value of the Senior Convertible Note.

Subordinated Promissory Note

On September 30, 2024 (the "Subordinated Note Effective Date"), the Company entered into the Subordinated Note with the Noteholders, as defined above, in a principal amount of $5.0 million, with a maturity of December 31, 2025. Refer to *Note 18 – Related Party Transactions* for a further discussion about the Subordinated Note and the Noteholders. The Subordinated Note has an interest rate of 10.00% and the Noteholders are entitled to a minimum return on capital of up to 2.0x upon the repayment, prepayment or acceleration of the obligations, or the occurrence of certain other triggering events under the Subordinated Note. The Subordinated Note is guaranteed by Prairie LLC pursuant to a global guaranty agreement entered into by Prairie LLC in favor of the Noteholders on the Subordinated Note Effective Date. The Subordinated Note is subordinated to the prior payment in full in cash to the Senior Convertible Note and any future senior secured revolving credit facility of the Company entered into after the Subordinated Note Effective Date. On December 16, 2024, the Company and the Noteholders agreed to amend the Subordinated Note (the "Amended and Restated Subordinated Note Agreement"), to, among other things, extend the maturity date of the Subordinated Note to March 17, 2027. Additionally, the Amended and Restated Subordinated Note Agreement modified certain provisions to better align with the Credit Facility Agreement. In December 2024, and in conjunction with the Credit Facility Agreement, the Company made an $1.8 million payment on the Subordinated Note, resulting in a principal balance of $3.2 million as of December 31, 2024.

Pursuant to the terms of the Subordinated Note, the Company issued the Subordinated Note Warrants to purchase up to 1,141,552 shares of Common Stock to the Noteholders, vesting in tranches based on the date of repayment of the Subordinated Note. As of December 31, 2024, Subordinated Note Warrants providing the right to purchase 570,778 shares of Common Stock had vested and were outstanding. Refer to *Note 15 – Common Stock Options and Warrants* below for a further discussion of the Subordinated Note Warrants.

Pursuant to the Subordinated Note, the Company entered into a registration rights agreement (the "SPA Registration Rights Agreement") with the Noteholders pursuant to which the Company agreed to file a registration statement registering the resale of the Common Stock underlying the Subordinated Note Warrants. The registration statement was declared effective by the SEC on December 20, 2024.

The Company has determined that certain features of the Subordinated Note and the Subordinated Note Warrants require bifurcation and separate accounting as embedded derivatives. As such, the Company has elected the fair value option to account for the Subordinated Note and the Subordinated Note Warrants; therefore, in accordance with ASC 815, the Company has recorded the Subordinated Note and the Subordinated Note Warrants at fair value and will remeasure the fair values each reporting period with changes in fair value recognized in earnings.

On September 30, 2024, the issuance date of the Subordinated Note and the Subordinated Note Warrants, the total fair value of the Subordinated Note and the Subordinated Note Warrants exceeded the proceeds of $5.0 million, as a result, the Company recognized a loss on debt issuance of $3.0 million on its consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2024. Refer to *Note 15 – Common Stock Options and Warrants* below for a further discussion of the Subordinated Note Warrants.

As of December 31, 2024, the fair value of the Subordinated Note is $4.6 million, which resulted in a loss on adjustment to fair value – debt and warrants of $1.1 million on the Company's consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2024. Refer to *Note 6 – Fair Value Measurements* for a further discussion of the fair value of the Subordinated Note and the Subordinated Note Warrants.

Amended and Restated Senior Secured Convertible Debentures

In connection with the Merger, the Company entered into 12% amended and restated senior secured convertible debentures due December 31, 2023 with each of Bristol Investment Fund, Ltd. ("Bristol Investment") and Barlock 2019 Fund, LP ("Barlock"), in the principal amount of $1.0 million each. Refer to *Note 18 – Related Party Transactions* for a further discussion about Bristol Investment and Barlock.

The Company determined that the AR Debentures contained certain features which required bifurcation and separate accounting as embedded derivatives. As such, the Company elected to initially and subsequently measure the AR Debentures in their entirety at fair value with changes in fair value recognized in earnings in accordance with ASC 815. On October 11, 2023, the date that the AR Debentures were fully converted, the fair value of the AR Debentures was $5.8 million, compared to $2.0 million at the date of the Merger. The Company recognized the $3.8 million change in fair value as loss on adjustment to fair value – debt and warrants on its consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2023. Refer to *Note 6 – Fair Value Measurements* for a further discussion of the fair value of the AR Debentures.

Small Business Administration Loan

Upon the Merger, the Company assumed a loan agreement with the Small Business Administration ("SBA"). The loan accrued interest at a rate of 3.75% and was scheduled to mature in September 2050. The Company elected to fully repay the SBA loan and the accrued interest in September 2023, which is presented as part of financing cash outflows on the consolidated statement of cash flows for the year ended December 31, 2023.

Note 11 – Leases

The Company determines if a contract contains a lease at its inception or as a result of an acquisition and makes certain assumptions and judgments when determining its right–of–use assets and lease liabilities. When determining whether a contract contains a lease, the Company considers whether there is an identified asset that is physically distinct, whether the supplier has substantive substitution rights, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset, and whether it has the right to control the asset. Certain lease agreements could include options to renew the lease, terminate the lease early, or purchase the underlying asset(s). The Company determines the lease term at the lease commencement date as the non–cancellable period of the lease, including any options to extend or terminate the lease when such an option is reasonably certain to be exercised. The Company recognizes variable lease payments in the period they are incurred. Certain leases contain both lease and non–lease components, which the Company has chosen to account for separately. As of December 31, 2024 and 2023, all of the Company's leases are operating leases.

The Company capitalizes its operating right–of–use assets and corresponding lease liabilities separately on its consolidated balance sheets, using the present value of the remaining lease payments over the determined lease term applying the implicit rate of the lease.

The following table presents the components of the Company's operating leases on its consolidated balance sheets for the periods presented:

	December 31, 2024	December 31, 2023
	(In thousands)	
Office space	$ 1,083	$ —
Vehicles	240	155
Total right–of–use asset	$ 1,323	$ 155
Office space	$ 1,141	$ —
Vehicles	225	136
Total lease liability	$ 1,366	$ 136

The Company's weighted–average remaining lease terms and discount rates as of December 31, 2024 are as follows:

	Operating Leases
Weighted–average lease term (years)	4.0
Weighted–average discount rate	10.2%

The Company has several operating leases for office spaces and vehicles used in its daily operations, under non–cancellable operating leases expiring through 2030. The Company recognizes lease expense for these leases on a straight–line basis.

The following table presents the components of the Company's lease costs during the periods presented:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Operating lease cost	$ 231	$ 3
Short–term lease cost [1]	25	60
Variable lease cost [2]	14	—
Total lease cost	$ 270	$ 63

[1] One of the Company's office space operating leases, which expired in September 2024, had an initial lease term of less than 12 months and was considered a short-term lease. The Company does not capitalize short–term leases, instead the costs are expensed as they are incurred.

[2] Variable lease costs include operating costs, such as parking and property taxes, associated with the Company's office leases. The Company expenses variable lease costs as they are incurred.

As of December 31, 2024, the Company's future lease commitments by year consisted of the following:

	(In thousands)
January 1, 2025 through December 31, 2025	$ 396
January 1, 2026 through December 31, 2026	488
January 1, 2027 through December 31, 2027	306
January 1, 2028 through December 31, 2028	221
January 1, 2029 through December 31, 2029	226
Thereafter	57
Total lease payments	1,694
Less: imputed interest	(328)
Total lease liability	$ 1,366

The Company's supplemental cash flow disclosures related to operating leases are presented below for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Cash paid for amounts included in the measurement of lease liabilities – operating cash flows from operating leases	$ 220	$ —
Right–of–use assets obtained in exchange for operating liabilities	$ 1,378	$ —

Note 12 – Commitments and Contingencies

The Company is subject to various litigation, claims and proceedings, which arise in the ordinary course of business. The Company recognizes a liability for such loss contingencies when it believes it is probable that a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range. The outcomes of any such currently pending matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

Note 13 – Preferred Stock

Series D Preferred Stock

The Company has authorized 50,000 shares of Series D preferred stock with a par value of $0.01 and a stated value of $1,000 per share, which are convertible into shares of Common Stock at a price of $5.00 per share ("Series D Preferred Stock"). No dividends are to be paid other than in those in the same form as dividends actually paid on Common Stock other than any adjustments related to stock dividends or stock splits.

Each share of Series D Preferred Stock is convertible at any time at the option of the holder into the number of shares of Common Stock determined by dividing the stated value of such share of $1,000 by $5.00, subject to adjustment by certain events as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series D Preferred Stock (the "Series D Certificate"). If the average price of the Company's Common Stock, as defined and calculated, for any 22 trading days during a 30 consecutive trading day period exceeds $8.50, subject to adjustment, the Company can require conversion of the Series D Preferred Stock into Common Stock subject to certain conditions including stock trading volumes and existence of an effective registration statement for such converted shares.

The Company received an aggregate of $17.4 million in proceeds from a number of investors (the "Series D PIPE Investors") who were issued 17,376 shares of Series D Preferred Stock along with Series A warrants ("Series D A Warrants") to purchase 3,475,250 shares of the Company's Common Stock and Series B warrants ("Series D B Warrants" and together with the Series D A Warrants, the "Series D PIPE Warrants") to purchase 3,475,250 shares of Common Stock (collectively, the "Series D PIPE"). Refer to *Note 15 – Common Stock Options and Warrants* for a further description of the Series D PIPE Warrants.

Additionally, upon the closing of the Merger, holders of the AR Debentures were issued 4,423 shares of Series D Preferred Stock. No warrants were issued with or are associated with these shares.

During the years ended December 31, 2024 and 2023, there were conversions of 6,170 and 1,172 shares of Series D Preferred Stock, respectively, into 1,234,090 and 234,424 shares of Common Stock, respectively. As of December 31, 2024 and 2023, there were 14,457 and 20,627 shares, respectively, of Series D Preferred Stock outstanding.

Series E Preferred Stock

The Company has authorized 50,000 shares of Series E preferred stock with a par value of $0.01 and a stated value of $1,000 per share, which are convertible into shares of Common Stock at a price of $5.00 per share ("Series E Preferred Stock"). No dividends are to be paid other than in those in the same form as dividends actually paid on Common Stock other than any adjustments related to stock dividends or stock splits.

Each share of Series E Preferred Stock is convertible at any time at the option of the holder into the number of shares of Common Stock determined by dividing the stated value of such share of $1,000 by $5.00, subject to adjustment by certain events as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series E Preferred Stock (the "Series E Certificate"). If the average price of the Company's Common Stock, as defined and calculated, for any 22 trading days during a 30 consecutive trading day period exceeds $8.50, subject to adjustment, the Company can require conversion of the Series E Preferred Stock into Common Stock subject to certain conditions including stock trading volumes and existence of an effective registration statement for the resale of such converted shares.

The Company received an aggregate of $20.0 million in proceeds from Narrogal Nominees Pty Ltd ATF Gregory K O'Neill Family Trust (the "O'Neill Trust" or the "Series E PIPE Investor"). The Series E PIPE Investor was issued 20,000 shares of Series E Preferred Stock along with 39,615 shares of the Company's Common Stock, and Series A warrants ("Series E A Warrants") to purchase 4,000,000 shares of the Company's Common Stock and Series B warrants ("Series E B Warrants" and together with the Series E A Warrants, the "Series E PIPE Warrants") to purchase 4,000,000 shares of Common Stock (collectively, the "Series E PIPE"). Refer to *Note 15 – Common Stock Options and Warrants* for a further description of the Series E PIPE Warrants.

The Company's obligations under the Series E Preferred Stock and the Series E PIPE Warrants were secured by a lien on the assets acquired in the Exok Option Purchase as described under the Deed of Trust, Mortgage, Assignment of As–Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement, dated August 15, 2023 ("Deed of Trust"). On August 15, 2024, the lien on the assets acquired in the Exok Option Purchase under the Deed of Trust was released in accordance with the terms and procedures set forth therein pursuant to the Consent and Agreement (as defined herein). Refer to *Note 18 – Related Party Transactions* for a further discussion of the Consent and Agreement with the O'Neill Trust.

During the year ended December 31, 2024, in connection with the Consent and Agreement, all of the Series E Preferred Stock shares outstanding were converted, into 4,000,000 shares of Common Stock. As of December 31, 2024 and 2023, there were zero and 20,000 shares, respectively, of Series E Preferred Stock outstanding.

Note 14 – Common Stock

The Company has 500,000,000 authorized shares of Common Stock with a par value of $0.01 per share. The holders of the Company's Common Stock are entitled to one vote per share and the Company's Second Amended and Restated Certificate of Incorporation does not provide for cumulative voting. The Company's common stockholders are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors (the "Board") out of legally available funds. However, the current policy of the Board is to retain earnings, if any, for the Company's operations and expansion. Upon liquidation, dissolution or winding–up, the holders of the Company's Common Stock are entitled to share ratably in all of its assets which are legally available for distribution, after payment of or provision for all liabilities. The Company's common stockholders have no pre-emptive, subscription, redemption, or conversion rights. The rights, preferences and privileges of the Company's common stockholders are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Company may designate and issue.

In conjunction with the closing of the Merger, the Company issued (i) 2,297,669 shares of Common Stock to the former members of Prairie LLC in exchange for their membership interests in Prairie LLC and (ii) 3,860,898 shares of Common Stock were deemed issued to former stockholders of Creek Road Miners, Inc. As a result of the Merger and related transactions, the Company had the obligation to issue 205,970 shares of Common Stock. On September 7, 2023, the date that the underlying shares were fully issued, the fair value of the Obligation Shares was $1.5 million. The Company recognized the $1.5 million change in fair value as loss on adjustment to fair value – debt and warrants on its consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2023. The Company stopped recording the change in the fair value of the obligation when the underlying shares were fully issued on September 7, 2023. Refer to *Note 6 – Fair Value Measurements* for a further discussion of the fair value of the Obligation Shares.

On September 30, 2024, the Company entered into a securities purchase agreement to sell 1,827,040 shares of Common Stock (the "Acquired Shares") to an investor for $8.21 per share. Concurrent with the issuance of the Common Stock, the Company entered into the SPA Registration Rights Agreement with the investor pursuant to which the Company agreed to file a registration statement registering the resale of the Acquired Shares. The registration statement was declared effective by the SEC on December 20, 2024.

2023 Share Sequencing and Reclassifications

As of September 30, 2023, the Company had 500,000,000 common shares authorized and 7,074,742 common shares issued and outstanding as adjusted for the reverse stock split, as discussed in *Note 1 – Organization, Description of Business, and Basis of Presentation*. On September 30, 2023, and without consideration of the reverse stock split, there were insufficient authorized and unissued shares for the Company to satisfy all of its commitments to deliver shares. The Company adopted a sequencing policy to determine how to allocate authorized and unissued shares among commitments to deliver shares pursuant to ASC 815-40. The sequence is based upon reclassifying securities with the latest maturity date first.

The Company's sequencing policy resulted in the allocation of authorized and unissued shares in the following order at September 30, 2023 (i) AR Debentures, (ii) Legacy Warrants (as defined herein) (March 2024 expiration), (iii) Series D B Warrants, (iv) restricted stock units issued to directors and an advisor (refer to *Note 16 – Long–Term Incentive Compensation*), (v) Series E B Warrants, (vi) restricted stock units issued to employees (refer to *Note 16 – Long–Term Incentive Compensation*) and Legacy Warrants (September 2024 – January 2027 expiration), (vii) Series D A Warrants, (viii) Series E A Warrants, (ix) Exok Warrants, (x) Series D Preferred Stock, (xi) Series E Preferred Stock and (xii) Merger Options. This sequencing and the lack of sufficient authorized shares required the Company to reclassify Reclassified Warrant Liabilities to liabilities at fair value during the three months ended September 30, 2023. At the time of the reclassification, the total fair value of the Reclassified Warrant Liabilities reclassified to liabilities was $25.9 million. The total fair value of the Reclassified Warrant Liabilities at the time they were transferred back to equity was $65.9 million. The Company recognized the $39.8 million change in fair value as loss on adjustment to fair value – debt and warrants on its consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2023. Refer to *Note 6 – Fair Value Measurements* for a discussion of the Reclassified Warrant Liabilities fair value.

Additionally, and due to the lack of sufficient authorized shares, the Company's Series D Preferred Stock and Series E Preferred Stock were reclassified to mezzanine equity at their maximum redemption value during the three months ended September 30, 2023. Upon the effectiveness of the reverse stock split in October 2023 (refer to *Note 1 – Organization, Description of Business, and Basis of Presentation*), the Company had sufficient authorized shares of Common Stock issuable upon the conversion or exercise of all of its issued and outstanding securities and therefore, reclassified the warrant liabilities and mezzanine equity into permanent equity effective in October 2023.

Note 15 – Common Stock Options and Warrants

Merger Options

On August 31, 2022, Prairie LLC entered into agreements with its members whereby each member was provided non–compensatory options to purchase a 40% membership interest in the Company for an aggregate exercise price of $1,000,000 per member. The non–compensatory options were sold to the members for $80,000 per option holder. The non–compensatory options only become exercisable in 25% increments upon the achievement of the following production milestones in barrels of oil equivalent per day ("Boe/d"): 2,500 Boe/d, 5,000 Boe/d, 7,500 Boe/d, and 10,000 Boe/d.

On May 3, 2023, prior to the closing of the Merger, Prairie LLC entered into a non–compensatory option purchase agreement with its members, Bristol Capital, LLC ("Bristol Capital"), which manages Bristol Investment described above, and BOKA Energy LP ("BOKA"), a third–party investor, pursuant to which Bristol Capital and BOKA purchased non–compensatory options for $24,000 and $8,000, respectively, from Prairie LLC's members.

Upon the Merger, the Company converted the non–compensatory options to purchase the outstanding and unexercised membership interests of Prairie LLC, as of immediately prior to the Merger, into options to acquire an aggregate of 8,000,000 shares of Common Stock for an exercise price of $0.25 per share (the "Merger Options"), which are only exercisable if the production hurdles noted above are achieved.

The Company then entered into amended and restated non–compensatory option agreements (the "Option Agreements") with each of Gary C. Hanna, Edward Kovalik, Bristol Capital, and BOKA. An aggregate of 2,000,000 Merger Options are subject to be transferred to the Series D PIPE Investors, based on their then percentage ownership of the Series D Preferred Stock to the aggregate Series D Preferred Stock outstanding and held by all Series D PIPE Investors as of the May 3, 2023, if the Company does not meet certain performance metrics by May 3, 2026.

On August 30, 2023, the Company, Gary C. Hanna, Edward Kovalik, Bristol Capital, and Georgina Asset Management entered into a non–compensatory option purchase agreement, pursuant to which Georgina Asset Management agreed to purchase, and each of the sellers agreed to sell to Georgina Asset Management, the Merger Options to acquire an aggregate of 200,000 shares of Common Stock, for an exercise price of $0.25 per share for an aggregate purchase price of $2,000.

On September 30, 2024, the Company, BOKA, Rose Hill Holdings Limited ("Rose Hill"), Anchorman Holdings Inc. ("Anchorman"), and Blackstem Forest, LLC ("Blackstem" and, together with Rose Hill and Anchorman, the "Option Purchasers") entered into a non-compensatory option purchase agreement, pursuant to which each of the Option Purchasers agreed to purchase, and BOKA agreed to sell to the Option Purchasers, Merger Options to acquire an aggregate of 800,000 shares of Common Stock, for an exercise price of $0.25 per share. The Company did not receive any proceeds from the transfer of the Merger Options and the terms of the Option Agreements were not amended, modified, or changed in any way in connection with the transfers.

None of the Merger Options were exercisable as of December 31, 2024 or December 31, 2023.

Legacy Warrants

Upon the Merger, the Company assumed warrants to purchase 53,938 shares of the Company's Common Stock with a weighted average exercise price of $49.71 per share (the "Legacy Warrants"). As of December 31, 2024 and 2023, Legacy Warrants providing the right to purchase 43,438 and 53,938 shares of Common Stock, respectively, were outstanding with a weighted average remaining contractual life of 0.6 and 2.2 years, respectively.

Series D PIPE Warrants

The Series D PIPE Warrants, upon issuance, provided the warrant holders with the right to purchase an aggregate of 6,950,500 shares of Common Stock at an exercise price of $6.00 per share. The Series D A Warrants expire on May 3, 2028 and the Series D B Warrants expired on May 3, 2024. All such warrants must be exercised for cash.

On April 8, 2024, the Company entered into an Amendment and Waiver of Exercise Limitations Letter Agreement (the "Letter Agreement") with Bristol Investment to amend certain terms of the Series D A Warrants and Series D B Warrants held by Bristol Investment. Each of the Series D PIPE Warrants held by Bristol Investment is subject to a limitation on exercise if as a result of such exercise or conversion, the holder would own more than 4.99% of the outstanding shares of the Company's Common Stock (the "Beneficial Ownership Limitation"), which may be increased by the holder upon written notice to the Company, to any specified percentage not in excess of 9.99% (the "Beneficial Ownership Limitation Ceiling"). The Letter Agreement increases the Beneficial Ownership Limitation Ceiling from 9.99% to 19.99%. Pursuant to the Letter Agreement, Bristol Investment further notified the Company of its intent to immediately increase the Beneficial Ownership Limitation Ceiling to 19.99% and the parties agreed to waive the waiting period with respect to such notice.

During the year ended December 31, 2024, Series D A Warrants to purchase 189,489 shares of Common Stock were exercised for total proceeds to the Company of $1.1 million. Additionally, during the year ended December 31, 2023, Series D A Warrants to purchase Common Stock were exercised on a cashless basis resulting in a net issuance of 41,980 shares of Common Stock. During the years ended December 31, 2024 and 2023, Series D B Warrants to purchase 1,400,250 and 2,075,000 shares, respectively, of Common Stock were exercised for total proceeds to the Company of $8.4 million and $12.5 million, respectively.

As of December 31, 2024 and 2023, Series D A Warrants providing the right to purchase 3,215,761 and 3,405,250 shares of Common Stock, respectively, were outstanding with a remaining contractual life of 3.3 and 4.3 years, respectively. As of December 31, 2024, all of the Series D B Warrants have been exercised and as of December 31, 2023, Series D B Warrants providing the right to purchase 1,400,250 shares of Common Stock were outstanding with a remaining contractual life of 0.3 years.

Series E PIPE Warrants

The Series E PIPE Warrants provide the warrant holders with the right to purchase 8,000,000 shares of Common Stock at an exercise price of $6.00 per share. The Series E A Warrants expire on August 15, 2028 and the Series E B Warrants expired on August 15, 2024. All such warrants must be exercised for cash.

During the year ended December 31, 2024, all of the Series E B Warrants were exercised, resulting in the issuance of 4,000,000 shares of Common Stock, for total proceeds to the Company of $24.0 million. As of December 31, 2024 and 2023, Series E A Warrants providing the right to purchase 4,000,000 shares of Common Stock with a remaining contractual life of 3.6 and 4.6 years, respectively, were outstanding. As of December 31, 2024, all of the Series E B Warrants have been exercised and as of December 31, 2023, Series E B Warrants providing the right to purchase 4,000,000 shares of Common Stock with a remaining contractual life of 0.6 years were outstanding.

Exok Warrants

As discussed in *Note 4 – Acquisitions and Merger*, the Company issued warrants in connection with the Exok Transaction completed in August 2023. The Exok Warrants provide the warrant holders with the right to purchase 670,499 shares of Common Stock at an exercise price of $7.43 per share. The Exok Warrants expire on August 15, 2028 and may be exercised in a cashless manner under certain circumstances. On December 31, 2024 and 2023, Exok Warrants providing the right to purchase 670,499 shares of Common Stock with a remaining contractual life of 3.6 and 4.6 years, respectively, were outstanding.

Subordinated Note Warrants

As discussed in *Note 10 – Debt* above, pursuant to the terms of the Subordinated Note, the Company issued the Subordinated Note Warrants to purchase up to 1,141,552 shares of Common Stock to the Noteholders. The Subordinated Note Warrants vest in equal tranches, beginning on September 30, 2024, every 3 months until the Subordinated Note is repaid. Upon vesting, the Subordinated Note Warrants will be exercisable at any time until September 30, 2029, at an exercise price of $8.89, subject to adjustments as provided under the terms of the Subordinated Note Warrants.

The Company has determined that the Subordinated Note Warrants should be accounted for as a liability pursuant to ASC 480. In accordance with ASC 815, the Company recorded the Subordinated Note Warrants at fair value and will remeasure the fair value each reporting period with changes in fair value recognized in earnings. As of December 31, 2024, the fair value of the Subordinated Note Warrants is $4.2 million. Refer to *Note 6 – Fair Value Measurements* for a further discussion of the fair value of the Subordinated Note Warrants.

On September 30, 2024, in connection with the Subordinated Note, the Company entered into the SPA Registration Rights Agreement with the Noteholders pursuant to which the Company agreed to file a registration statement registering the resale of the Common Stock underlying the Subordinated Note Warrants. The registration statement was declared effective by the SEC on December 20, 2024.

As of December 31, 2024, Subordinated Note Warrants providing the right to purchase 570,778 shares of Common Stock with a remaining contractual life of 4.8 years had vested and were outstanding.

Note 16 – Long–Term Incentive Compensation

Incentive Award Plan

The Company's long–term incentive plan for employees, directors, consultants, and other service providers (as amended and restated effective as of September 5, 2024, and as may be further amended from time to time, the "LTIP") provides for the grant of all or any of the following types of equity–based awards: (i) incentive stock options qualified as such under U.S. federal income tax laws; (ii) stock options that do not qualify as incentive stock options; (iii) stock appreciation rights; (iv) restricted stock awards; (v) restricted stock units ("RSUs"), which may also include performance stock awards ("PSUs"); (vi) stock awards; (viii) dividend equivalents; (ix) other stock–based awards; (x) cash awards; and (xi) substitute awards. Subject to adjustment in accordance with the terms of the LTIP, 7,500,000 shares of the Company's Common Stock are reserved for issuance pursuant to awards under the LTIP. As of December 31, 2024, there are 5,501,356 shares available for grant under the LTIP.

Stock–Based Compensation

The Company's stock–based compensation awards are classified as either equity awards or liability awards in accordance with GAAP. The fair value of an equity–classified award is determined at the grant date and is amortized to general and administrative expense on a graded attribution basis over the vesting period of the award. The Company accounts for forfeitures of stock–based compensation awards as they occur. There were no forfeitures during the years ended December 31, 2024 and 2023. The fair value of a liability–classified award is determined on a quarterly basis beginning at the grant date until final vesting. Changes in the fair value of liability–classified awards are recorded to general and administrative expense over the vesting period of the award.

RSUs and PSUs granted under the LTIP can immediately vest (A) upon a termination due to (i) death, (ii) disability, or (iii) retirement, in the case of employee awards, or (B) in connection with a change in control; provided that for employee RSU or PSU awards, such accelerated vesting upon a change in control only applies to the extent no provision is made in connection with a change in control for the assumption of awards previously granted or there is no substitution of such awards for new awards. To the extent an employee's RSU or PSU award is assumed or substituted in connection with the change in control, if a participant is terminated by the Company without "cause" or the employee terminates for "good reason" (each as defined in the applicable award agreement), then each RSU or PSU award will become fully vested.

Equity–Classified Restricted Stock Units

The Company has granted RSUs to employees which primarily vest ratably over a three-year period, subject to the employees continued service through each applicable vesting date. The Company has also granted RSUs to directors and advisors which primarily vest one year following the grant date, subject to the director's or advisor's continued service through the vesting date. The fair values of these RSU awards are based on the price of the Company's Common Stock as of each relevant grant date.

The following table presents the Company's equity–classified RSU activity for the periods indicated:

	Number of RSUs		Weighted Average Fair Value
Unvested units as of January 1, 2023	—	$	—
Granted	628,545	$	14.58
Forfeited	(100,000)	$	14.57
Unvested units as of December 31, 2023	528,545	$	9.51
Granted	799,823	$	11.28
Vested	(328,543)	$	14.58
Unvested units as of December 31, 2024	999,825	$	12.18

During the years ended December 31, 2024 and 2023, the Company recognized stock–based compensation costs of $6.8 million and $2.9 million, respectively, related to its equity–classified RSUs.

As of December 31, 2024, there was $6.9 million of total unrecognized compensation cost related to the Company's unvested equity–classified RSUs, which is expected to be recognized over a weighted–average period of 1.2 years.

Equity–Classified Performance Stock Units

In September 2024, the Company granted PSUs to certain of its employees. The PSUs vest and become earned upon the achievement of certain performance goals based on the Company's relative total shareholder return as compared to the performance peer group during the performance period, in each case, at the end of a three-year performance period, and generally subject to the employees continued service throughout the performance period. Per the PSU agreements, these awards can be settled in either stock or cash, as determined by the Compensation Committee of the Board (the "Committee"); however, unless the Committee determines otherwise, these PSUs will be settled in stock; therefore, the Company classified these PSUs as equity awards. The number of shares of Common Stock that a holder of the PSUs earns at the end of the performance period may range from 0% to 200% of the target number of PSUs granted, as determined by the Company's total shareholder return relative to a group of peers over the performance period, which represents a market condition per ASC Topic 718, *Compensation—Stock Compensation*.

The fair value of the PSUs granted in September 2024 was determined by a third-party using a Monte Carlo simulation model as of the grant date, using the significant inputs listed below, which are based on unobservable market data and are therefore considered Level 3 inputs within the fair value hierarchy.

Performance Stock Units – Monte Carlo Simulation Model		Key Inputs
Stock price – on grant date	$	12.80
Risk-free rate		4.48%
Equity volatility rate		55.99%
Equity volatility rate adjustment factor		2.34
Adjusted equity volatility rate		130.85%

The following table presents the Company's equity–classified PSU activity for the periods indicated:

	Number of PSUs		Weighted Average Fair Value
Unvested units as of January 1, 2024	—	$	—
Granted	313,440	$	23.10
Vested	—	$	—
Unvested units as of December 31, 2024	313,440	$	23.10

During the year ended December 31, 2024, the Company recognized stock–based compensation costs of $1.6 million related to its equity–classified PSUs. The Company did not recognize any stock–based compensation costs for its equity–classified PSUs during the year ended December 31, 2023 because there were no PSUs granted until June 2024.

As of December 31, 2024, there was $5.7 million of total unrecognized compensation cost related to the Company's unvested equity–classified PSUs, which is expected to be recognized over a weighted–average period of 2.0 years.

Liability–Classified Restricted Stock Units

The Company has also granted RSUs to certain of its directors and advisors, which primarily vest one year following the grant date, subject to the director's or advisor's continued service through the applicable vesting date. Such RSUs are payable 60% in Common Stock and 40% in either cash or Common Stock (or a combination thereof), as determined by the Committee. The Company has accounted for the portion of the awards that can be settled in cash as liability–classified awards and accordingly records the changes in the market value of the instruments to general and administrative expense over the vesting period of the award.

The following table presents the Company's liability–classified RSU activity for the periods indicated:

	Number of RSUs		Weighted Average Fair Value
Unvested units as of January 1, 2023	—	$	—
Granted	19,030	$	14.71
Unvested units as of December 31, 2023	19,030	$	14.71
Granted	24,366	$	12.80
Vested	(19,030)	$	12.96
Unvested units as of December 31, 2024	24,366	$	12.80

During the years ended December 31, 2024 and 2023, the Company recognized stock–based compensation costs of $0.3 million and $0.1 million, respectively, related to its liability–classified RSUs.

As of December 31, 2024, there was less than $0.1 million of total unrecognized compensation cost related to liability–classified RSUs, which is expected to be recognized over a weighted–average period of 0.4 years. The amount of unrecognized compensation cost for liability–classified awards will fluctuate over time as they are marked to market.

Note 17 - Income Taxes

The following table presents the Company's provision (benefit) for income taxes for continuing operations for the periods indicated:

| | Year Ended December 31, | |
| | 2024 | 2023 |
	(In thousands)	
Current:		
U.S. Federal	$ —	$ —
State	—	—
Total current	$ —	$ —
Deferred:		
U.S. Federal	$ —	$ —
State	—	—
Total deferred	$ —	$ —
Total provision (benefit) for income taxes	$ —	$ —

The following table presents the reconciliation between the provision (benefit) for income taxes included in the Company's consolidated statement of operations with the provision (benefit) which would result from the application of a blended statutory federal and state income tax rate of 24.4% for the periods presented:

| | Year Ended December 31, | |
| | 2024 | 2023 |
	(In thousands)	
Income tax benefit at federal statutory rate	$ (8,372)	$ (16,606)
State tax expense	(1,339)	(3,112)
Loss on adjustment to fair value	2,045	11,030
Other nondeductible expenses	41	511
Federal prior year adjustments	(606)	—
Officer compensation disallowance	849	—
Change in valuation allowance	7,382	8,177
Total provision (benefit) for income taxes	$ —	$ —

Deferred income taxes are provided to reflect the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

The Company's deferred tax assets have been reduced by a valuation allowance due to a determination made that it is more likely than not that some or all of the deferred assets will not be realized based on the weight of all available evidence. The Company closely monitors and weighs all available evidence, including both positive and negative, in making its determination whether to maintain a valuation allowance. As a result of the significant weight placed on the Company's cumulative negative earnings position, the Company's net deferred tax asset has been reduced by a full valuation allowance as of December 31, 2024.

The following table presents the temporary differences and carryforwards which give rise to deferred tax assets and liabilities for the periods presented:

| | Year Ended December 31, | |
| | 2024 | 2023 |
	(In thousands)	
Deferred tax assets		
Property and equipment	$ —	$ 3,891
Stock-based compensation	581	728
Commodity derivative contracts	1,071	—
Transaction costs	58	—
Lease liabilities, net	332	32
Federal NOL carryforward	12,443	7,489
State NOL carryforward	2,694	1,924
Valuation allowance	(16,325)	(13,927)
Total deferred tax assets	$ 854	$ 137
Deferred tax liabilities		
Property and equipment	$ (495)	$ —
Right-of-use asset, net	(322)	(38)
Investment in partnership	(37)	(99)
Total deferred tax liabilities	$ (854)	$ (137)
Net deferred tax liability	$ —	$ —

As of December 31, 2024 and 2023, the Company has U.S. federal income tax net operating loss carryforwards ("NOLs") of approximately $56.3 million and $35.7 million, respectively, available to reduce future U.S. taxable income. As of December 31, 2024, $8.9 million of the $56.3 million federal NOLs expire during the years 2030 through 2037, while $47.4 million do not have expiration dates. Additionally, as of December 31, 2024 and 2023, the Company has state NOLs of approximately $65.5 million and $44.9 million, respectively, available to reduce future U.S. taxable income. As of December 31, 2024, $42.4 million of the $65.5 million state NOLs expire during the years 2040 through 2043, while $21.1 million do not have expiration dates.

The Company believes that it is likely that an ownership change as defined in Section 382 of the Code has occurred. If the Company has experienced such an ownership change, utilization of the NOLs would be subject to an annual limitation, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. Any such limitation may result in the expiration of a portion of the NOLs before utilization. Any carryforwards that expire prior to utilization as a result of the limitation will be removed from deferred tax assets with a corresponding adjustment to the valuation allowance.

The Company files income tax returns in the U.S. and various state jurisdictions and is subject to examination in the various jurisdictions in which it files. The Company's tax years 2021 to present remain open for federal examination. Additionally, tax years 2010 through 2020 remain subject to examination for the purpose of determining the amount of federal NOL. The number of years open for state tax audits varies, depending on the state, but is generally from three to five years.

The Company did not have any unrecognized tax benefits as of December 31, 2024 or 2023.

Note 18 – Related Party Transactions

AR Debentures. As described in *Note 10 – Debt,* in connection with the closing of the Merger, the Company entered into the AR Debentures with Bristol Investment, which is managed by Paul L. Kessler who is a former Director of the Company, and Barlock, which is controlled by Scott D. Kaufman who is a former President, Chief Executive Officer, and Director of the Company. In October 2023, conversion notices were received from holders of the AR Debentures and the Company issued 400,666 shares of Common Stock to affect the conversion. This represented the full conversion of the AR Debentures, together with the accrued interest due to one of the holders.

Common Stock Options. As described in *Note 15 – Common Stock Options and Warrants*, upon consummation of the Merger, the Company entered into Option Agreements with each of Gary C. Hanna, Edward Kovalik, Paul L. Kessler, who is a former Director of the Company, and BOKA. Erik Thoresen, a director of the Company, is affiliated with BOKA.

On August 30, 2023, the Company, Gary C. Hanna, Edward Kovalik, Bristol Capital, and Georgina Asset Management entered into a non–compensatory option purchase agreement, pursuant to which Georgina Asset Management agreed to purchase, and each of the sellers agreed to sell to Georgina Asset Management, non–compensatory options to acquire an aggregate of 200,000 shares of Common Stock for the option purchase.

On September 30, 2024, the Company, BOKA, Rose Hill, Anchorman, and Blackstem entered into a non-compensatory option purchase agreement, pursuant to which each of the Option Purchasers agreed to purchase, and BOKA agreed to sell to the Option Purchasers, Merger Options to acquire an aggregate of 800,000 shares of Common Stock, for an exercise price of $0.25 per share. The Company did not receive any proceeds from the transfer of the Merger Options and the terms of the Option Agreements were not amended or modified in any way in connection with the transfers.

Refer to *Note 15 – Common Stock Options and Warrants* for a full discussion of these options.

Series D PIPE. As described in *Note 13 – Preferred Stock,* Bristol Investment, an entity affiliated with Paul L. Kessler, who is a former Director of the Company, purchased $1,250,000 of Series D Preferred Stock and Series D PIPE Warrants in the Series D PIPE. First Idea Ventures LLC, an entity affiliated with Jonathan H. Gray, a director of the Company, purchased $750,000 of Series D Preferred Stock and Series D PIPE Warrants in the Series D PIPE. First Idea International Ltd. (included with First Idea Ventures LLC), an entity affiliated with Jonathan H. Gray, purchased $254,875 of Series D Preferred Stock and Series D PIPE Warrants from another holder. Additionally, the O'Neill Trust, which is the sole Series E PIPE Investor, was also an investor in the Series D PIPE. Refer to *Note 13 – Preferred Stock* and *Note 15 – Common Stock Options and Warrants* and for a full discussion of the Series D PIPE.

The Company entered into registration rights agreements with each of the Series D PIPE Investors whereby the Company is required to pay liquidated damages if the resale of the underlying shares of Common Stock is not registered by the Securities and Exchange Commission by August 31, 2023. The resale registration statement with respect to such shares was declared effective in December 2023, as such, the Company recognized an expense of $0.5 million for the liquidated damages during the year ended December 31, 2023. There were no such damages incurred or paid in the year ended December 31, 2024.

Series E PIPE. As described in *Note 13 – Preferred Stock*, to fund the Exok Option Purchase, the Company entered into a securities purchase agreement with the Series E PIPE Investor, the O'Neill Trust, on August 15, 2023, pursuant to which the Series E PIPE Investor agreed to purchase, and the Company agreed to sell to the Series E PIPE Investor, for an aggregate of $20.0 million, securities consisting of (i) 39,614 shares of Common Stock, (ii) 20,000 shares of Series E Preferred Stock, and (iii) Series E PIPE Warrants to purchase 8,000,000 shares of Common Stock, each at a price of $6.00 per share, in a private placement. Refer to *Note 13 – Preferred Stock* and *Note 15 – Common Stock Options and Warrants* for a full discussion of the Series E PIPE.

Consent and Agreement. On August 15, 2024, the Company entered into a Consent and Agreement (the "Consent and Agreement") with the O'Neill Trust, pursuant to which the O'Neill Trust (a) consented to, and waived any and all negative covenants with respect to, any and all transactions the Company may consummate in connection with the funding of the NRO Acquisition and its ongoing operations; (b) released its mortgage on certain property of the Company, which was established in favor of the O'Neill Trust securing the Company's obligations under the Series E Certificate; and (c) agreed to (i) amend Section 6(d) of the Series E Certificate to increase the Beneficial Ownership Limitation Ceiling from 9.99% to 49.9%, (ii) subject to consent from the requisite holders of the Series D Preferred Stock, amend Section 6(d) of the Series D Certificate to increase the Beneficial Ownership Limitation from 9.99% to 49.9% and (iii) amend Section 2(e) of each of the O'Neill Trust's Series D A Warrant and Series E A Warrant and Section 2(d) of the O'Neill Trust's Series E B Warrant to increase the Beneficial Ownership Limitation Ceiling from 25% to 49.9%.

In connection with the increase to the Beneficial Ownership Limitation Ceiling, the O'Neill Trust agreed pursuant to the Consent and Agreement that (i) until its remaining Series D Preferred Stock, Series D PIPE Warrants, and Series E PIPE Warrants are exercised or converted, as applicable, it will not acquire any other shares of Common Stock of the Company, and (ii) for a period of ten years following the date of the Consent and Agreement, it will not, directly or indirectly, acquire by means of public equity trading markets, any Common Stock or other securities with underlying Common Stock, to the extent the O'Neill Trust would beneficially own the voting, investment or economic control over 49.9% of the Common Stock of the Company.

The O'Neill Trust further agreed that if at any time it beneficially owns, or exercises control over, shares of Common Stock with voting rights that exceed 29.9% of the Common Stock of the Company (the "Voting Threshold"), the Company shall exercise the voting rights with respect to such shares of Common Stock beneficially owned in excess of the Voting Threshold in the same proportion as the outstanding Common Stock (excluding Common Stock beneficially owned, directly or indirectly, by the O'Neill Trust or any Affiliate (as defined in the Consent and Agreement) of the O'Neill Trust, but including any securities of the Company eligible to vote with the Common Stock on an as-converted basis) voted on all matters submitted to a vote of the holders of Common Stock of the Company.

Subordinated Promissory Note and Subordinated Note Warrants. As described in *Note 10 – Debt*, on September 30, 2024, the Company issued the Subordinated Note in a principal amount of $5.0 million, with a maturity of December 31, 2025 to the Noteholders, First Idea Ventures LLC and The Hideaway Entertainment LLC. Pursuant to the terms of the Subordinated Note, the Company also issued the Subordinated Note Warrants to the Noteholders, which provide the Noteholders the ability to purchase up to 1,141,552 shares of Common Stock, vesting in tranches based on the date of repayment of the Subordinated Note. The Noteholders are entities controlled by Jonathan H. Gray, a director of the Company. Refer to *Note 10 – Debt* and *Note 15 – Common Stock Options and Warrants* for a further discussion of the Subordinated Note and the Subordinated Note Warrants.

Note 19 – Subsequent Events

Bayswater Acquisition

On February 6, 2025, the Company and certain of its subsidiaries into a Purchase and Sale Agreement (the "Bayswater PSA") with Bayswater Resources, LLC, Bayswater Fund III-A, LLC, Bayswater Fund III-B, LLC, Bayswater Fund IV-A, LP, Bayswater Fund IV-B, LP, Bayswater Fund IV-Annex, LP, and Bayswater Exploration & Production, LLC (collectively, "Bayswater"), pursuant to which it agreed to acquire certain oil and gas assets from Bayswater for a purchase price of $602.8 million, subject to certain closing price adjustments (collectively, the "Bayswater Acquisition").

The Bayswater Acquisition has an outside closing date of March 15, 2025, subject to customary closing conditions, with an economic effective date of December 1, 2024. However, there can be no assurance that a closing will occur. The Bayswater PSA contains customary representations, warranties and covenants of the Company and Bayswater for a transaction of this nature.

Series D Preferred Stock Conversion

In January 2025, the O'Neill Trust converted 8,000 shares of Series D Preferred Stock into 1,600,000 shares of Common Stock. As a result, they no longer hold any Series D Preferred Stock.

Note 20 – Supplemental Oil and Gas Disclosures (Unaudited)

Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration, and Development Activities

The following table presents the costs incurred in oil and natural gas acquisition, exploration, and development activities for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Acquisition costs:		
Proved properties	$ 64,491	$ —
Unproved properties	630	28,705
Total acquisition costs	65,121	28,705
Exploration costs	734	264
Development costs	41,127	—
Total costs incurred	$ 106,982	$ 28,969

For the year ended December 31, 2024, the Company's proved property acquisition costs incurred include $63.6 million of proved property acquired in the NRO Acquisition, $0.2 million of which relates to the asset retirement obligations costs assumed in the acquisition. Refer to *Note 4 – Acquisitions and Merger* for a further discussion.

For the year ended December 31, 2024, the development costs incurred includes $38.0 million of development costs for wells which were in the process of being completed and began producing in February 2025.

Proved Reserves

Proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. There are numerous uncertainties inherent in estimating the quantities of proved oil and natural gas reserves and periodic revisions to estimated reserves and future cash flows may be necessary as a result of numerous factors, including reservoir performance, new drilling, oil, natural gas, and NGL prices, changes in costs, technological advances, new geological or geophysical data, or other economic factors. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas ultimately recovered or reserve quantities reported by other entities.

The Company's reserve estimates as of December 31, 2024, are based on reserve reports prepared by CG&A in accordance with the rules and regulations of the SEC in Regulation S-X, Rule 4-10. All of the Company's proved reserves presented below are located in the DJ Basin. The Company's estimated proved reserves and the related net revenues and Standardized Measure were determined using the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December ("SEC Prices"). The SEC Prices are adjusted for treating costs and/or crude quality and gravity corrections. For the year ended December 31, 2024, SEC Prices, inclusive of adjustments, used in the calculations were $74.63 per Bbl of oil, $1.60 per Mcf of natural gas, and $21.63 per Bbl of NGLs.

The following table presents the quantities of the Company's estimated proved, proved developed, and proved undeveloped oil, natural gas, and NGL reserves and the changes in the quantities of estimated proved oil, natural gas, and NGL reserves for the periods indicated:

	Oil (MBbl)	Natural Gas (MMcf)	NGLs (MBbl)	Total (MBoe)
Proved reserves as of January 1, 2024	—	—	—	—
Acquisitions of reserves	14,302	40,811	5,007	26,110
Production	(96)	(245)	(33)	(170)
Revisions to previous estimates	137	672	(71)	179
Proved reserves as of December 31, 2024	14,343	41,238	4,903	26,119
Proved developed reserves	3,749	9,306	1,136	6,436
Proved undeveloped reserves	10,594	31,932	3,767	19,683

During the year ended December 31, 2024, the Company's estimated proved reserves were 26.1 MMBoe, primarily comprised of acquisitions throughout the year. The NRO Acquisition, which closed on October 1, 2024, resulted in 23.3 MMBoe of estimated proved reserves and the acquisition of the Shelduck assets in February 2024 resulted in 2.8 MMBoe of estimated proved reserves.

Standardized Measure of Discounted Future Net Cash Flows

The Standardized Measure is the present value, discounted at 10%, of future net cash flows from estimated proved reserves calculated using the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December (with consideration of price changes only to the extent provided by contractual arrangements). The estimated future net cash flows are reduced by projected future development, P&A, and production (excluding DD&A and any impairments of oil and natural gas properties) costs and estimated future income tax expenses.

Although the Company's estimates of total proved reserves, development costs, and production rates were based on the best available information, the development and production of the oil and natural gas reserves may not occur in the periods assumed. Actual prices realized, costs incurred, and production quantities may vary significantly from those used. Therefore, the Standardized Measure should not be considered to represent the Company's estimate of the expected revenues or the fair value of its proved oil, natural gas, and NGL reserves.

The following table presents the Standardized Measure relating to the Company's estimated proved oil and natural gas reserves for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Future cash inflows	$ 1,242,476	$ —
Future production costs	(452,805)	—
Future development and abandonment costs	(295,105)	—
Future income taxes	(75,793)	—
Future net cash flows	418,773	—
10% annual discount for estimated timing of cash flows	(163,631)	—
Standardized Measure	$ 255,142	$ —

The following table presents the changes in the Standardized Measure relating to the Company's estimated proved oil and natural gas reserves for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(In thousands)	
Standardized Measure at the beginning of the period	$ —	$ —
Net change in sales prices and production costs related to future production	(5,496)	—
Sales and transfers of oil and natural gas produced, net of production costs	(5,220)	—
Purchases of reserves	279,255	—
Revisions of previous quantity estimates	4,108	—
Development and abandonment costs incurred during the period	29,754	—
Accretion of discount	3,642	—
Net change in income taxes	(48,018)	—
Changes in production rates, timing, and other	(2,883)	—
Changes in estimated future development and abandonment costs	—	—
Extensions, discoveries, and other additions, net of future production and development costs	—	—
Net increase in Standardized Measure	255,142	—
Standardized Measure at the end of the period	$ 255,142	$ —

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. For purposes of this section, the term *disclosure controls and procedures* means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

(i) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, using the framework set forth in the report of the Treadway Commission's Committee of Sponsoring Organizations, 2013 Internal Control - Integrated Framework." Based upon that evaluation, management believes our internal control over financial reporting was effective as of December 31, 2024.

Inherent Limitations on the Effectiveness of Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, no evaluation of internal control over financial reporting can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been or will be detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Insider Trading Arrangements

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by our directors, officers and employees, and by the Company itself, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards. Our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Corporate Code of Business Conduct and Ethics for Officers, Directors, and Employees

Our Board of Directors has adopted a Corporate Code of Business Conduct and Ethics applicable to all officers, directors, and employees, including those officers responsible for financial reporting. The Corporate Code of Business Conduct and Ethics is available on our website (www.prairieopco.com) under the "Investor Relations" link, under "Governance Documents" within the "Governance" tab. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on the website address and location specified above.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

Item 14.   Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules**

(a)(1) Financial Statements.

The consolidated financial statements of Prairie Operating Co. and its subsidiaries and the report of independent registered public accounting firm are included in Item 8 of this Annual Report.

(a)(2) The consolidated financial statement schedules have been omitted because they are not required under the related instructions, or are not applicable.

(a)(3) The exhibits listed on the accompanying Exhibit Index are filed as part of, or incorporated by reference into, this Annual Report.

Item 16.   **Form 10-K Summary**

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRAIRIE OPERATING CO.

Dated: March 6, 2025

By: */s/ Edward Kovalik*
Edward Kovalik
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Edward Kovalik Edward Kovalik	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 6, 2025
/s/ Craig Owen Craig Owen	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 6, 2025
/s/ Gary C. Hanna Gary C. Hanna	President and Director	March 6, 2025
/s/ Richard N. Frommer Richard N. Frommer	Director	March 6, 2025
/s/ Gizman I. Abbas Gizman I. Abbas	Director	March 6, 2025
/s/ Stephen Lee Stephen Lee	Director	March 6, 2025
/s/ Jonathan H. Gray Jonathan H. Gray	Director	March 6, 2025
/s/ Erik Thoresen Erik Thoresen	Director	March 6, 2025

Exhibit Index

Exhibit No.	Description
2.1+	Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2023, by and among Creek Road Miners, Inc., Creek Road Merger Sub, LLC and Prairie Operating Co., LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed with the SEC on May 4, 2023).
2.2+	Asset Purchase Agreement, dated as of January 11, 2024, by and among Nickel Road Development LLC, Nickel Road Operating LLC, Prairie Operating Co., and Prairie Operating Co., LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed with the SEC on January 12, 2024).
2.3+	Amendment to Asset Purchase Agreement, dated as of August 15, 2024, by and among Nickel Road Development LLC, Nickel Road Operating LLC, Prairie Operating Co. and Prairie Operating Co., LLC. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on August 20, 2024).
2.4+	Asset Purchase Agreement, dated as of January 23, 2024, by and among Prairie Operating Co. and Matthew Austin Lerman (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed with the SEC on January 24, 2024).
2.5	Purchase and Sale Agreement, dated as of February 6, 2025, by and between Prairie Operating Co., Otter Holdings, LLC, Prairie SWD Co., LLC, Prairie Gathering I, LLC, Bayswater Resources LLC, Bayswater Fund III-A, LLC, Bayswater Fund III-B, LLC, Bayswater Fund IV-A, LP, Bayswater Fund IV-B, LP, Bayswater Fund IV-Annex, LP and Bayswater Exploration & Production, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2025).
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the SEC on August 20, 2024).
3.2	Amended and Restated Bylaws of Prairie Operating Co. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed with the SEC on May 9, 2023).
3.3	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 of the Company's Current Report on Form 8-K, filed with the SEC on May 9, 2023).
3.4	Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the amendment to the Company's Current Report on Form 8-K, filed with the SEC on August 18, 2023).
3.5	Certificate of Amendment to the Certificate of Designation of Series E Convertible Preferred Stock of Prairie Operating Co. (incorporated by reference to Exhibit 3.3 of the Company's Current Report on Form 8-K, filed with the SEC on August 20, 2024).
3.6	Certificate of Amendment to the Certificate of Designation of Series D Convertible Preferred Stock of Prairie Operating Co. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed with the SEC on August 20, 2024).
4.1	Form of Series D PIPE Warrant (incorporated by reference to Exhibit C of Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on May 4, 2023).
4.2	Form of Exok Warrant (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the SEC on August 18, 2023).
4.3	Form of Series E A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed with the SEC on August 18, 2023).
4.4	Form of Series E B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed with the SEC on August 18, 2023).
4.5	Form of Common Stock Purchase Warrant issued by Prairie Operating Co. to the Noteholders (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
4.6*	Description of Company's securities.
4.7	Amendment and Waiver of Exercise Limitations Letter Agreement, dated as of November 13, 2023, by and between the Issuer and the Family Trust (incorporated by reference to Exhibit 4.6 of the Company's Annual Report on Form 10-K, filed with the SEC on March 19, 2024).
10.1	Securities Purchase Agreement, dated as of August 15, 2023, by and between Prairie Operating Co. and Narrogal Nominees Pty Ltd ATF Gregory K O'Neill Family Trust (incorporated by reference to Exhibit 10.2 of the amendment to the Company's Current Report on Form 8-K, filed with the SEC on August 18, 2023).
10.2	Registration Rights Agreement, dated as of August 15, 2023, by and among Prairie Operating Co. and the holders thereto (incorporated by reference to Exhibit 10.3 of the amendment to the Company's Current Report on Form 8-K, filed with the SEC on August 18, 2023).

Exhibit No.	Description
10.3+	Deed of Trust, Mortgage, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement, dated as of August 15, 2023, from Prairie Operating Co., as mortgagor, to Gregory O'Neill, as trustee, for the benefit of Narrogal Nominees Pty Ltd ATF Gregory K O'Neill Family Trust (incorporated by reference to Exhibit 10.4 of the amendment to the Company's Current Report on Form 8-K, filed with the SEC on August 18, 2023).
10.4	Non-Compensatory Option Purchase Agreement, dated as of August 30, 2023, by and among Prairie Operating Co., Gary C. Hanna, Edward Kovalik, Bristol Capital, LLC and Georgina Asset Management, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on September 5, 2023).
10.5#	Amended & Restated Prairie Operating Co. Long-Term Incentive Plan, effective as of August 25, 2023 (incorporated by reference to Exhibit 10.24 of the Company's Amendment No. 4 to Form S-1, filed with the SEC on October 24, 2023).
10.6#	Form of Restricted Stock Unit Award Agreement (for Non-Employee Directors and Consultants) (incorporated by reference to Exhibit 10.25 of the Company's Amendment No. 4 to Form S-1, filed with the SEC on October 24, 2023).
10.7#	Form of Restricted Stock Unit Award Agreement (for Employees) (incorporated by reference to Exhibit 10.26 of the Company's Amendment No. 4 to Form S-1, filed with the SEC on October 24, 2023).
10.8#	Form of Amended and Restated Employment Agreement (President and CEO) (incorporated by reference to Exhibit 10.18 of the Company's Amendment No. 4 to Form S-1, filed with the SEC on October 24, 2023).
10.9#	Form of Amended and Restated Employment Agreement (Other Executive Officers) (incorporated by reference to Exhibit 10.19 of the Company's Amendment No. 4 to Form S-1, filed with the SEC on October 24, 2023).
10.10	Master Services Agreement and Order Form, dated February 16, 2023, by and between Atlas Power Hosting, LLC and Creek Road Miners, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on March 6, 2023).
10.11+	Amended and Restated Purchase and Sale Agreement, dated as of May 3, 2023, by and among Prairie Operating Co., LLC, Exok, Inc. and Creek Road Miners, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on May 4, 2023).
10.12+	Support Agreement (Series B Preferred Stock), dated as of May 3, 2023, by and between Creek Road Miners, Inc. and Bristol Investment Fund, Ltd. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on May 4, 2023).
10.13+	Form of Support Agreement (Series C Preferred Stock) (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed with the SEC on May 4, 2023).
10.14+	Support Agreement (Senior Secured Convertible Debenture), dated as of May 3, 2023, by and between Creek Road Miners, Inc. and Bristol Investment Fund, Ltd. (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, filed with the SEC on May 4, 2023).
10.15+	Support Agreement (Senior Secured Convertible Debenture and Series A Preferred Stock), dated as of May 3, 2023, by and among Creek Road Miners, Inc., Barlock 2019 Fund, LP, Scott D. Kaufman and American Natural Energy Corporation (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K, filed with the SEC on May 4, 2023).
10.16	Support Agreement (Convertible Promissory Note), dated as of May 3, 2023, by and between Creek Road Miners, Inc. and Creecal Holdings, LLC (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K, filed with the SEC on May 4, 2023).
10.17	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on May 9, 2023).
10.18	Stockholders Agreement, dated as of May 3, 2023, by and among Creek Road Miners, Inc., Bristol Capital Advisors, LLC, Paul Kessler, Edward Kovalik and Gary C. Hanna (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed with the SEC on May 9, 2023).
10.19#	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K, filed with the SEC on May 9, 2023).
10.20+	Form of 12% Amended and Restated Senior Secured Convertible Debenture Due December 31, 2023 (incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K, filed with the SEC on May 9, 2023).
10.21	Amended and Restated Security Agreement, dated as of May 3, 2023, by and among Prairie Operating Co. and its subsidiaries, Barlock 2019 Fund, LP and Bristol Investment Fund, Ltd. (incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K, filed with the SEC on May 9, 2023).
10.22	Form of Amended and Restated Non-Compensatory Option Agreement (incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K, filed with the SEC on May 9, 2023).

Exhibit No.	Description
10.23	Standby Equity Purchase Agreement, dated as of September 30, 2024, by and among Prairie Operating Co. and YA II PN, LTD (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
10.24	Convertible Promissory Note, dated September 30, 2024, in favor of YA II PN, LTD (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
10.25	Global Guaranty Agreement, dated September 30, 2024, by Prairie Operating Co., LLC and Prairie Operating Holding Co., LLC, in favor of YA II PN, LTD (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
10.26	Registration Rights Agreement, dated as of September 30, 2024, by and between Prairie Operating Co. and YA II PN, LTD (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
10.27	Prairie Operating Company Subordinated Note, dated September 30, 2024, by and among Prairie Operating Co., First Idea Ventures LLC and The Hideaway Entertainment LLC (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
10.28	Registration Rights Agreement, dated as of September 30, 2024, by and between Prairie Operating Co. and the holders party thereto (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
10.29	Global Guaranty Agreement, dated September 30, 2024, by Prairie Operating Co., LLC, in favor of First Idea Ventures LLC and The Hideaway Entertainment LLC (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
10.30	Consent and Agreement, dated as of August 15, 2024, by and among Prairie Operating Co. and Narrogal Nominees Pty Ltd ATF Gregory K O'Neill Family Trust (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on August 20, 2024).
10.31	Non-Compensatory Option Purchase Agreement, dated as of September 30, 2024, by and among Prairie Operating Co. and Rose Hill Holdings Limited (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
10.32	Non-Compensatory Option Purchase Agreement, dated as of September 30, 2024, by and among Prairie Operating Co. and Anchorman Holdings Inc. (incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
10.33	Non-Compensatory Option Purchase Agreement, dated as of September 30, 2024, by and among Prairie Operating Co. and Blackstem Forest, LLC (incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
10.34	Assignment and Assumption Agreement, dated as of September 30, 2024, by and among Prairie Operating Co., BOKA Energy LP, Rose Hill Holdings Limited, Anchorman Holdings Inc. and Blackstem Forest, LLC (incorporated by reference to Exhibit 10.12 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2024).
10.35	Termination of Stockholders Agreement, dated November 15, 2024, by and among Prairie Operating Co., Bristol Capital Advisors, LLC, Paul L. Kessler, Gary C. Hanna and Edward Kovalik (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on November 21, 2024).
10.36	Credit Agreement, dated December 16, 2024, by and among Prairie Operating Co., as borrower, Citibank, N.A., as administrative agent, and the financial institutions party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on December 19, 2024).
10.37	Amended and Restated Subordinated Note, dated as of December 16, 2024, by and among Prairie Operating Co., First Idea Ventures LLC and The Hideaway Entertainment LLC (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on December 19, 2024).
10.39#	2024 Amended & Restated Prairie Operating Co. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on June 10, 2024).
10.40#	Form of Performance Unit Agreement (2024) (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2024).
19.1*	Insider Trading Policy.
21.1*	List of Subsidiaries.
23.1*	Consent of Ham, Langston & Brezina, L.L.P.
23.2*	Consent of Cawley, Gillespie & Associates, Inc.
31.1*	Certification by the Principal Executive Officer of Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)).
31.2*	Certification by the Principal Financial Officer of Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)).

Exhibit No.	Description
32.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K, filed with the SEC on March 19, 2024).
99.1*	Report of Cawley, Gillespie & Associates, Inc., dated February 6, 2025, as to the reserves of Prairie Operating Co. as of December 31, 2024.
99.2	Securities Purchase Agreement, dated as of September 30, 2024, by and among Prairie Operating Co. and the Purchasers thereto (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104.0	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith
** Furnished herewith
\# Management contracts or compensatory plans or arrangements
+ Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S–K. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

EXHIBIT 4.6

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, par value $0.01 per share ("Common Stock"), of Prairie Operating Co. (the "Company," "we," "our," or "us"), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This description of the terms of our Common Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of the Delaware General Corporation Law (the "DGCL"), and the full text of our certificate of incorporation (as may be amended from time to time, the "Certificate of Incorporation"), our bylaws (as may be amended from time to time, the "Bylaws"), the Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (as may be amended from time to time, the "Series D Certificate of Designation") and the Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (as may be amended from time to time, the "Series E Certificate of Designation").

Authorized and Outstanding Stock

We are authorized to issue a total of 550,000,000 shares of stock, consisting of (i) 500,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock").

The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding plus the number reserved for issuance upon the exercise, conversion or exchange of outstanding securities) by the affirmative vote of the majority of the voting power of the outstanding shares of stock of the Company entitled to vote generally on the election of directors, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of either Common Stock or Preferred Stock voting separately as a class or series shall be required therefor.

Common Stock

Voting Power

Except as may otherwise be provided in our Certificate of Incorporation, in a preferred stock designation or by applicable law, each stockholder shall be entitled to one vote for each share of Common Stock held by that stockholder. Except as may otherwise be provided in our Certificate of Incorporation (including any preferred stock designation), the holders of shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters upon which stockholders are entitled to vote. Unless otherwise provided in the Certificate of Incorporation or the Bylaws, directors shall be elected by a plurality of the votes cast by the holders of shares of stock entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the Certificate of Incorporation, the Bylaws, the rules or regulations of any stock exchange applicable to the Company, or applicable law or pursuant to any regulation applicable to the Company or its securities, be decided by the affirmative vote of the majority of the voting power of the shares of stock of the Company which are present at the meeting, in person or by proxy and entitled to vote on the subject matter thereon.

Notwithstanding the foregoing, except as otherwise required by applicable law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to our Certificate of Incorporation (including any preferred stock designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such class or series, to vote thereon pursuant to our Certificate of Incorporation (including any preferred stock designation) or pursuant to the DGCL.

Dividends

Subject to the prior rights and preferences, if any, applicable to shares of Preferred Stock or any class or series thereof, and subject to the right of participation, if any, of the holders of Preferred Stock in any dividends, the holders of shares of Common Stock shall be entitled to receive ratably in proportion to the number of shares of Common Stock held by them such dividends and distributions (payable in cash, stock or otherwise), if any, as may be declared thereon by the board of directors (the "Board") at any time and from time to time out of any funds of the Company legally available therefor.

Liquidation, Dissolution and Winding Up

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock or any class or series thereof, and subject to the right of participation, if any, of the holders of Preferred Stock in any dividends, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them. A liquidation, dissolution or winding-up of the Company shall not be deemed to be occasioned by or to include any consolidation or merger of the Company with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Company.

Preemptive or Other Rights

The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

Election of Directors

Except as otherwise required by law or as otherwise provided in any certificate of designation for a series of Preferred Stock, the holders of Common Stock will possess all voting power for the election of our directors and all other matters requiring stockholder action. Cumulative voting is prohibited. Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Preferred Stock

Series D Preferred Stock

The Company has authorized 50,000 shares of series D preferred stock with a par value of $0.01 and a stated value of $1,000 ("Series D Preferred Stock"). No dividends are to be paid on the Series D Preferred Stock other than those in the same form as dividends actually paid on Common Stock (on an as-converted basis) or in connection with any adjustments related to stock dividends or stock splits.

This Series D Preferred Stock has no voting rights. However, as long as any shares of Series D Preferred Stock are outstanding, the Company must seek approval from holders of at least 66% of the then outstanding shares of Series D Preferred Stock in order to (a) alter or change the powers, preferences or rights of the Series D Preferred Stock in a materially adverse manner, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise *pari passu* with, the Series D Preferred Stock, (c) amend the Certificate of Incorporation or other charter documents in any manner that materially adversely affects any rights of the holders of Series D Preferred Stock, (d) increase the number of authorized shares of Series D Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.

Each share of Series D Preferred Stock is convertible at any time at the option of the holder into the number of shares of Common Stock determined by dividing the stated value of such share of $1,000 by $5.00, subject to adjustment by certain events. If the average price of the Common Stock for any 22 trading days during a 30 consecutive trading day period exceeds a threshold price calculated pursuant to the Series D Certificate of Designation, the Company can require conversion of the Series D Preferred Stock into Common Stock, subject to certain conditions.

At any time on or after May 3, 2025, the Company may also redeem some or all outstanding Series D Preferred Stock for $1,050 per share plus any accrued and unpaid dividends and any other amounts due in respect of the Series D Preferred Stock, subject to certain conditions.

Series E Preferred Stock

The Company has authorized 50,000 shares of Series E Preferred Stock with a par value of $0.01 and a stated value of $1,000 ("Series E Preferred Stock"). No dividends are to be paid other than in those in the same form as dividends actually paid on Common Stock (on an as-converted basis) or in connection with any adjustments related to stock dividends or stock splits.

This Series E Preferred Stock has no voting rights. However, as long as any shares of Series E Preferred Stock are outstanding, the Company must seek approval from holders of Series E Preferred Stock of at least 66% of the then outstanding shares of Series E Preferred Stock in order to (a) alter or change the powers, preferences or rights given to the Series E Preferred Stock in a materially adverse manner, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise *pari passu* with, the Series E Preferred Stock, (c) amend the Certificate of Incorporation or other charter documents in any manner that materially adversely affects any rights of the holders of Series E Preferred Stock, (d) increase the number of authorized shares of Series E Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.

Each share of Series E Preferred Stock is convertible at any time at the option of the holder into the number of shares of Common Stock determined by dividing the stated value of such share of $1,000 by $5.00, subject to adjustment by certain events. If the average price of the Common Stock for any 22 trading days during a 30 consecutive trading day period exceeds a threshold price calculated pursuant to the Series E Certificate of Designation, the Company can require conversion of the Series E Preferred Stock into Common Stock, subject to certain conditions.

At any time on or after August 15, 2025, the Company may also redeem some or all outstanding Series E Preferred Stock for $1,050 per share plus any accrued and unpaid dividends and any other amounts due in respect of the Series E Preferred Stock, subject to certain conditions.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and the DGCL

Certain provisions of our Certificate of Incorporation and our Bylaws, which are summarized in the following paragraphs, may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our Certificate of Incorporation and our Bylaws and Delaware law, as applicable, among other things:

- provide our Board with the ability to alter the Bylaws without stockholder approval (subject to rights of the holders of our Preferred Stock);
- provide that, subject to the rights of the holders of Preferred Stock, special meetings of our stockholders may be called only by the Chairman (or any Co-Chairman) of the Board or the Board pursuant to a resolution adopted by a majority of the total number of directors then in office; and
- provide that, subject to the rights of the holders of Preferred Stock, vacancies on our Board may be filled by a majority of directors in office, although less than a quorum, or by a sole remaining director.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our Board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our Common Stock to decline.

Advance Notice Bylaws. Our Bylaws contain an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders, including proposed nominations of persons for election to our Board. Stockholders at any meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the Bylaws do not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Interested Stockholder Transactions. We may become subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits "business combinations" between a publicly-held Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that such stockholder became an interested stockholder.

Transfer Agent and Registrar

The transfer agent for our Common Stock is VStock Transfer, LLC. The transfer agent's telephone number and address is (212) 828-8436 and 18 Lafayette Place, Woodmere, NY 11598.

Exhibit 19.1

PRAIRIE OPERATING CO.
INSIDER TRADING POLICY
(Adopted as of June 15, 2023)

This Insider Trading Policy (this "***Policy***") provides guidance to directors, executive officers, and employees of Prairie Operating Co. (the "***Company***") with respect to transactions in the Company's securities (such as common stock, options to buy or sell common stock, warrants, convertible securities, and debt securities) and derivative securities relating to the Company's common stock, whether or not issued by the Company (such as exchange-traded options) for the purpose of promoting compliance with applicable securities laws.

This Policy applies to all directors, executive officers, and employees of the Company. The people to whom this Policy applies are referred to in this Policy as "insiders." All insiders must comply with this Policy. This Policy also sets forth certain Company policies with respect to transactions in the Company's securities and, when specified by the Company's Compliance Officer, securities of other companies.

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern. If a law conflicts with this Policy, you must comply with the law.

The Company's General Counsel, Chief Legal Officer, his or her designee, or any other officer serving a similar function shall serve as the Compliance Officer for the purposes of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

You should read this Policy carefully and, upon request, promptly sign and return the certification attached as **Annex A** acknowledging receipt of this Policy to:


Prairie Operating Co.
55 Waugh Drive, Suite 400
Houston, Texas 77007
Attention: General Counsel


The Company's directors, executive officers, and other employees must promptly sign and return the attached certification acknowledging receipt of this Policy when requested to do so by the Company's Compliance Officer.

I.   Definitions and Explanations

      A.   Material, Non-Public Information

            1.   What Information is "Material"?

Information is material if there is a substantial likelihood a reasonable investor would consider the information as significantly altering the total mix of information available. Thus, information may be material if it is likely that a reasonable investor would consider it important in deciding whether to buy, hold, or sell a security. Similarly, information may be material if you reasonably expect that it would affect the price of the security. Both positive and negative information can be material. Common examples of information that could be, but are not necessarily, material include:

●   Financial results (annual, quarterly, or otherwise);

●   Projections of future earnings or losses;

●   News of a pending or proposed merger;

●   News of a significant acquisition or a sale of significant assets;

●   Impending announcements of bankruptcy or financial liquidity problems;

- Gain or loss of a substantial customer or supplier;

- Significant changes in the Company's distribution or dividend policy;

- Stock splits;

- Significant changes in the Company's credit ratings;

- New significant equity or debt offerings;

- Significant developments in litigation or regulatory proceedings;

- Significant corporate events, including material cyber, data, or personnel matters; and

- Major personnel changes, particularly departures or elections of executive officers or certain directors.

2.   What Information is "Non-Public"?

Information is "non-public" if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. In order for information to be considered "public," it must be widely disseminated in a manner making it generally available to the investing public with enough time for the investing public to absorb the information fully. Although timing may vary depending on the circumstances, generally, the Company expects that insiders should allow two full Trading Days (as defined below) following publication as a reasonable waiting period before information is deemed to be public. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of Material, Non-Public Information.

B.   Related Person

"Related Person" means, with respect to the Company's insiders:

- Any family member living in the insider's household (including a spouse, minor child, minor stepchild, parent, stepparent, grandparent, sibling, in-law) and anyone else living in the insider's household;

- Any family members who do not live in the insider's household but whose transactions in Company securities are directed by the insider or subject to the insider's influence or control (such as parents or children who consult with the insider before transacting in Company securities); and

- Partnerships, trusts, estates, and other legal entities controlled by an insider.

C.   Trading Day

"Trading Day" means a day on which national stock exchanges or the Over-The-Counter Bulletin Board Quotation System are open for trading, and a "Trading Day" begins at the time trading begins.

II.   General Policy

This Policy prohibits insiders from (i) transacting in or (ii) "tipping," either directly or indirectly, others who may transact in the Company's securities, in each case, while aware of Material, Non-Public Information about the Company. These transactions are commonly referred to as "insider trading."

It is also the policy of the Company that the Company will not engage in transactions in the Company's equity securities (as defined in the Securities Exchange Act of 1934, as amended (the "***Exchange Act***")), while aware of Material, Non-Public Information relating to the Company or its securities, except for:

- transactions with plan participants (or their permitted assignees) pursuant to an equity-based compensation plan of the Company;

- transactions made pursuant to written plans for transacting in the Company's securities that, at the time adopted, conform to all of the requirements of Exchange Act Rule 10b5-1 as then in effect;

- transactions with holders of outstanding options, warrants, rights, convertible securities, or other derivative securities that are issued by the Company and that result from the holder's exercise, conversion, or other election pursuant to the terms of the security or result from the Company's exercise, notice of redemption or conversion, or other election made pursuant to the terms of the security;

- transactions with counterparties who are at the time also aware of the Material, Non-Public Information or who acknowledge, agree, or represent that they are aware that the Company may possess Material, Non-Public Information but are not relying on the disclosure or omission to disclose to them of any such information; or

- any other transaction expressly authorized by the Board or any committee thereof, or by senior management in consultation with the Compliance Officer.

A. *Transacting on Material, Non-Public Information*

Except as otherwise specified in this Policy, no insider or Related Person shall engage in any transaction in the Company's securities, including making any offer to purchase or offer to sell or giving any gift of the Company's securities, during any period commencing with the date that such person is aware of Material, Non-Public Information concerning the Company, and ending after two full Trading Days following the date of public disclosure of the Material, Non-Public Information, or at the time that the information is no longer material.

B. *Tipping Others of Material, Non-Public Information*

No insider shall disclose or tip, either directly or indirectly, Material, Non-Public Information about the Company to any other person (including Related Persons) where the Material, Non-Public Information about the Company may be used by that person to such person's profit by transacting in the securities of the Company. No insider or the Related Person shall make recommendations, either directly or indirectly, or express opinions on the basis of Material, Non-Public Information about the Company as to transacting in the Company's securities. Insiders are not authorized to recommend transactions in the Company's securities to any other person (other than Related Persons) regardless of whether the insider is aware of Material, Non-Public Information about the Company.

C. *Special and Prohibited Transactions*

The Company has adopted policies regarding certain special and prohibited transactions applicable to those insiders specified for each of the transactions listed below.

1. *Transactions in Company Debt Securities*. Transactions in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited by this Policy for all insiders.

2. *Hedging Transactions and Other Transactions Involving Company Derivative Securities*. Hedging or monetization transactions, whether direct or indirect, involving the Company's securities are prohibited for all insiders, regardless of whether such insiders are in possession of Material, Non-Public Information. Short sales are also prohibited for all insiders.

Transactions involving Company-based derivative securities are prohibited for all insiders, whether or not such insiders are in possession of Material, Non-Public Information. "Derivative securities" are options, warrants, stock appreciation rights, convertible notes, convertible preferred stock or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars and writing or buying puts or calls. Transactions in debt that may be convertible into Company common stock would also constitute a transaction in derivative securities prohibited by this Policy. This Policy does not, however, restrict holding, exercising or settling awards such as options, restricted stock, restricted stock units or other derivative securities granted under a Company equity-based compensation plan as described in more detail below under "Exceptions," or as otherwise expressly permitted by this Policy.

3. *Purchases of Company Securities on Margin*. Any of the Company's securities purchased in the open market by an insider should be paid for in full at the time of purchase. Purchasing the Company's securities on margin (*e.g.*, borrowing money from a brokerage firm or other third party to fund the stock purchase) is prohibited for all insiders by this Policy.

4. *Pledges of Company Securities*. Directors and executive officers are prohibited from pledging Company securities as collateral. For all other insiders, pledging Company securities as collateral shall require pre-approval from the Compliance Officer.

5. *Standing and Limit Orders*. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans) should be used only for a very brief period of time.

D. *Exceptions*

Except for the restrictions for the Pre-Clearance Group as set forth below and as otherwise specifically noted, this Policy does not apply in the case of the following transactions (if applicable to the Company):

1. *Stock Options and Other Stock-Based Compensation*. This exception applies to the exercise or settlement of an employee stock option or other stock-based compensation acquired pursuant to the Company's plans, or to the exercise of a tax withholding right or net settlement pursuant to which the Company withholds shares subject to an option to satisfy tax withholding requirements or the exercise price. This exception does not apply, however, to any sale of stock in the market as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2. *Restricted Stock Awards*. This exception applies to the grant or vesting of an award of restricted stock, or the exercise of a tax withholding right pursuant to which the insider elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The exception does not apply, however, to any market sale of restricted stock.

3. *401(k) Plan*. This exception applies to purchases or sales of Company securities in any 401(k) plan of the Company resulting from an insider's periodic contribution of money to the plan pursuant to the insider's payroll deduction election. This exception does not apply, however, to certain elections the insider may make under a 401(k) plan, including:

    (a) an election to increase or decrease the percentage of the insider's periodic contributions that will be allocated to the Company stock fund;

    (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund;

    (c) an election to borrow money against the insider's 401(k) plan account if the loan will result in a liquidation of some or all of the insider's Company stock fund balance; and

    (d) an election to pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to the Company stock fund.

4. *Employee Stock Purchase Plan*. This exception applies to purchases of Company securities in any employee stock purchase plan of the Company resulting from the insider's periodic contribution of money to the plan pursuant to the election the insider made at the time of the insider's enrollment in the plan. This exception also applies to purchases of Company securities resulting from lump sum contributions to such a plan, provided that the insider elected to participate by lump sum payment at the beginning of the applicable enrollment period. This exception does not apply, however, to the insider's election to participate in such a plan for any enrollment period, and to the insider's sales of Company securities purchased pursuant to such plan.

5. *Automatic Reinvestment in Dividends*. This exception applies to the automatic reinvestment of dividends paid on Company securities. This exception does not apply, however, to (i) voluntary, additional purchases of Company securities resulting from automatic reinvestment of dividends; (ii) the insider's election to participate in automatic reinvestment of dividends; and (iii) the insider's election to increase or decrease the insider's level of automatic reinvestment of dividends.

6. *Diversified Mutual Funds*. This exception applies to transactions in diversified mutual funds that are invested in Company securities.

7. *Other Transactions*. This exception applies to any other purchase of Company securities from the Company or sales of Company securities to the Company.

8. *Rule 10b5-1 Plans.* This exception applies to transactions made pursuant to a "Rule 10b5-1 Plan." A Rule 10b5-1 Plan is a written plan for transacting in the Company securities that, at the time it is adopted or modified, conforms to all of the requirements of Rule 10b5-1 as then in effect. Insiders must obtain authorization from the Compliance Officer (or by the Chief Executive Officer if the person seeking preclearance is the Compliance Officer) before entering into or modifying a Rule 10b5-1 Plan.

9. *Certain Outstanding Derivative Securities*. This exception applies to transactions in (i) non-compensatory options issued pursuant to amended and restated non-compensatory options agreements entered into on May 3, 2023, between the Company and certain Insiders; (ii) Series D preferred stock, Series A warrants and Series B warrants issued in a private placement on May 3, 2023; and (iii) convertible debentures issued pursuant to the amended and restated senior secured convertible debenture entered into on May 3, 2023, between the Company and certain Insiders, in each case of clauses (i) through (iii), if and only to the extent that the insider holds the particular derivative security on the date this Policy is adopted.

10. *Other Approved Transactions*. This exception applies to any transaction specifically approved in advance by the Compliance Officer (or the Chief Executive Officer if the person engaging in the transaction is the Compliance Officer).

E. *Post-Termination Transactions*

If an insider is aware of Material, Non-Public Information at the time that such insider's employment or service relationship terminates, the insider may not transact in the securities of the Company or another company as set forth in Section III.B below until that information has become public or is no longer material.

III. Additional Transaction Requirements for Certain Insiders

A. *Scheduled Restrictive Periods and the Window Group*

Except as set forth in Section II.D above, all directors, Section 16 Officers (as defined below), and others identified by the Company who are notified from time to time by the Compliance Officer that they have been so identified (the "***Window Group***") are prohibited from transacting in Company securities during the periods designated by the Compliance Officer from time to time (the "***Scheduled Restrictive Period***"). Insiders who have not been identified as being in the Window Group should adhere to the other applicable prohibitions set forth in this Policy. Insiders who have been designated as members of the Window Group and notified of the Scheduled Restrictive Period must comply with the Scheduled Restrictive Period whether or not they receive a reminder of the commencement of each Scheduled Restrictive Period.

B. Unscheduled Restrictive Periods

From time to time, the Company may also prohibit some or all of its directors, executive officers, or employees from transacting in the securities of the Company or the securities of another company because of developments known to the Company and not yet disclosed to the public (an "*Unscheduled Restrictive Period*"). In this event, the Compliance Officer will notify the affected persons, and those persons, except as set forth in Section II.D above, may not engage in any transaction involving the securities of the Company or the other specified company, as applicable, until the Compliance Officer notifies them that the Unscheduled Restrictive Period is over. In addition, any person made aware of the existence of an Unscheduled Restrictive Period should not disclose the existence of the Unscheduled Restrictive Period to any other person (outside of those subject to the Unscheduled Restrictive Period).

Transacting in the Company's securities outside of a Scheduled or Unscheduled Restrictive Period should not be considered a "safe harbor," and all insiders should use good judgment at all times.

C. Restrictions for the Pre-Clearance Group

1. Mandatory Pre-Clearance Procedures

The Company has determined that some or all of its directors, Section 16 Officers, and others as identified by the Company and who have been notified that they have been so identified (collectively, the "*Pre-Clearance Group*") must not transact in the Company's securities, even outside of a Scheduled or Unscheduled Restricted Period, without first complying with the Company's "pre-clearance" process. Each member of the Pre-Clearance Group should contact the Company's Compliance Officer (or by the Chief Executive Officer if the person seeking preclearance is the Compliance Officer) prior to commencing any transactions in the Company's securities (whether or not listed in Section II.D above). Pre-Clearance Group members must obtain written clearance (which may include clearance via email) from the Compliance Officer (or by the Chief Executive Officer if the person seeking preclearance is the Compliance Officer); oral pre-clearance is not sufficient. Members of the Pre-Clearance Group that receive permission to engage in a transaction from the Compliance Officer (or the Chief Executive Officer, as applicable**)** must complete their transaction within (i) five Trading Days or (ii) such shorter or longer period as is designated by the Compliance Officer (or by the Chief Executive Officer if the person seeking preclearance is the Compliance Officer), or make a new request for clearance.

Please note that clearance of a proposed transaction by the Compliance Officer does not constitute legal advice or otherwise acknowledge that a member of the Pre-Clearance Group does not possess Material, Non-Public Information. Insiders must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of Material, Non-Public Information.

2. Non-Rule 10b5-1 Arrangements

Directors and executive officers are prohibited from entering any "non Rule 10b5-1 trading arrangement," as the term is defined by Item 408 of Regulation S-K. "Section 16 Officer" means the Company's president, principal financial officer, principal accounting officer (or if none, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other executive officer who performs a policy-making function, as determined from time to time by the Board, or any other person who performs similar policy-making functions of the Company, as determined from time to time by the Board. Executive officers of the Company's parents or subsidiaries shall also be deemed executive officers of the Company if they perform policy-making functions for the Company, as determined from time to time by the Board.

IV. Potential Criminal and Civil Liability and/or Disciplinary Action

Civil and criminal penalties and disciplinary action by the Company, which may include termination or other appropriate action, may result from transacting on Material, Non-Public Information regarding the Company.

* * * *

This document states a policy of Prairie Operating Co. and is not intended to be regarded as the rendering of legal advice.

ANNEX A
INSIDER TRADING POLICY
CERTIFICATION

I have read and understand the Insider Trading Policy (the "***Policy***") of Prairie Operating Co. (the "***Company***"). I agree that I will comply with the policies and procedures set forth in the Policy. I understand and agree that, if I am a director, executive officer, or employee of the Company or one of its subsidiaries or other affiliates, my failure to comply in all respects with the Company's policies, including the Policy, is a basis for termination for cause of my employment or service with the Company and any subsidiary or other affiliate to which my employment or service now relates or may in the future relate.

I am aware that this signed Certification will be filed with my personal records in the Company's Human Resources Department.

_____
Signature

_____
Type or Print Name

_____
Date

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Jurisdiction
Otter Holdings, LLC	Delaware
Prairie Gathering I, LLC	Delaware
Prairie Operating Co., LLC	Delaware
Prairie Employee Benefit Pool, LLC	Delaware
Prairie Operating Holding Co., LLC	Delaware
Prairie Operating Employee Co., LLC	Delaware
Prairie SWD Co., LLC	Delaware
Creek Road Miners Corp. (fka Kick the Can Corp)	Nevada
Con TV LLC	Delaware
Wizard Special Events, LLC	California

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-1 (No. 333-272743), Form S-8 (No. 333-278889), and Form S-3 (No. 333-282730) of Prairie Operating Co. (the "Company") of our report dated March 6, 2025, relating to the consolidated financial statements of the Company, which appears in this Form 10-K.

/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
March 6, 2025

Exhibit 23.2

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, SUITE 3-200 AUSTIN, TEXAS 78730-1111 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817- 336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 1900 HOUSTON, TEXAS 77002-5008 713-651-9944

CONSENT OF INDEPENDENT PETROLEUM RESERVE EXPERTS

As independent petroleum engineers, we hereby consent to the references to our firm, in the context in which they appear, and to the references to, and the inclusion or incorporation by reference of, our summary report dated March 6, 2025 included in the Annual Report on Form 10-K of Prairie Operating Co. (the "Company") for the fiscal year ended December 31, 2024. We hereby further consent to the incorporation by reference of the references to our firm, in the context in which they appear, and to our summary report dated March 6, 2025, into the Company's previously filed registration statements on Form S-1 (No. 333-272743), Form S-8 (No. 333-278889), and Form S-3 (No. 333-282730).

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

By:*/s/ W. Todd Brooker*

W. Todd Brooker, P.E.
President

Austin, Texas
March 6, 2025

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Edward Kovalik, certify that:

1. I have reviewed this Annual Report on Form 10-K of Prairie Operating Co.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2025   By:*/s/ Edward Kovalik*
_____
                                                        Edward Kovalik
                                                        Principal Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Craig Owen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Prairie Operating Co.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2025

By:*/s/ Craig Owen*

Craig Owen
Principal Financial and Accounting Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Prairie Operating Co. (the "Company"), on Form 10-K for the year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission on the date hereof, I, Edward Kovalik, Principal Executive Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) Such Annual Report on Form 10-K for the year ended December 31, 2024, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in such Annual Report on Form 10-K for the year ended December 31, 2024, fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2025   By: */s/ Edward Kovalik*
                                                                         Edward Kovalik
                                                                         Principal Executive Officer

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report of Prairie Operating Co. (the "Company"), on Form 10-K for the year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission on the date hereof, I, Craig Owen, Principal Financial and Accounting Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) Such Annual Report on Form 10-K for the year ended December 31, 2024, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in such Annual Report on Form 10-K for the year ended December 31, 2024, fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 6, 2025

By: */s/ Craig Owen*
Craig Owen
Principal Financial and Accounting Officer

Exhibit 99.1

EVALUATION SUMMARY

PRAIRIE OPERATING CO. INTERESTS

TOTAL PROVED RESERVES
CERTAIN PROPERTIES IN WELD COUNTY, COLORADO

AS OF DECEMBER 31, 2024

SEC PRICE



CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS

EVALUATION SUMMARY

PRAIRIE OPERATING CO. INTERESTS

TOTAL PROVED RESERVES
CERTAIN PROPERTIES IN WELD COUNTY, COLORADO

AS OF DECEMBER 31, 2024

SEC PRICE

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
TEXAS REGISTERED ENGINEERING FIRM F-693

W. TODD BROOKER, P.E.
PRESIDENT

THOMAS M. BARR
SENIOR ENGINEER

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, SUITE 3-200
AUSTIN, TEXAS 78730-1111
512-249-7000

306 WEST SEVENTH STREET, SUITE 302
FORT WORTH, TEXAS 76102-4987
817- 336-2461
www.cgaus.com

1000 LOUISIANA STREET, SUITE 1900
HOUSTON, TEXAS 77002-5008
713-651-9944

March 6, 2025

Mr. Bryan Freeman
Executive Vice President, Operations
Prairie Operating Co.
55 Waugh Drive, Suite 400
Houston, TX 77007

Re: Evaluation Summary - SEC Price
         Prairie Operating Co. Interests
         Total Proved Reserves
         Certain Properties in Weld Co., CO
         As of December 31, 2024

*Pursuant to the Guidelines of the Securities and
Exchange for Reporting Corporate Reserves and
Future Net Revenue*

Dear Mr. Freeman:

      As requested, this report was prepared on March 6, 2025 for *Prairie Operating Co.* ("Prairie") for the purpose of public disclosure by Prairie in filings made with the *Securities and Exchange Commission* ("SEC") in accordance with the disclosure requirements set forth in the SEC regulations. We evaluated 100% of the Prairie total proved reserves, excluding the recently acquired Bayswater assets, in Weld County, as per information from Prairie. This evaluation utilized an effective date of December 31, 2024, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Developed	Proved Undeveloped	Total Proved
Net Reserves						
Oil	- Mbbl	1,967.1	1,782.2	3,749.3	10,593.9	14,343.2
Gas	- MMcf	4,886.5	4,419.2	9,305.7	31,932.4	41,238.1
NGL	- Mbbl	600.1	535.5	1,135.6	3,767.2	4,902.7
Net Revenue						
Oil	- M$	146,804.2	133,006.7	279,810.9	790,624.9	1,070,435.8
Gas	- M$	7,818.4	7,070.7	14,889.2	51,091.9	65,981.0
NGL	- M$	12,980.9	11,584.3	24,565.2	81,493.3	106,058.6
Severance Taxes	- M$	636.9	576.3	1,213.2	3,508.2	4,721.4
Ad Valorem Taxes	- M$	11,053.2	10,001.9	21,055.0	60,884.3	81,939.3
Future Production Costs	- M$	62,941.2	38,196.6	101,137.8	265,006.2	366,143.9
Future Development Costs	- M$	0.0	3,153.0	3,153.0	286,735.3	289,888.3
Abandonment Costs	- M$	1,216.5	474.4	1,690.9	3,526.2	5,217.1
Net Operating Income (BFIT)	- M$	91,755.8	99,259.6	191,015.3	303,550.2	494,565.7
Discounted @ 10%	**- M$**	**58,887.9**	**73,944.3**	**132,832.3**	**170,327.4**	**303,159.8**

Future Revenue is prior to deducting state production taxes and ad valorem taxes. *Future net cash flow* (net operating income) is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the *future net cash flow* has been discounted at an annual rate of ten (10) percent to determine *present worth*. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties by Cawley, Gillespie & Associates, Inc. ("CG&A").

The oil reserves include oil and condensate. Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Presentation
This report is divided into a Summary section, consisting of Total Proved ("TP") and Proved Developed ("PD"), followed by three (3) reserve category sections, Proved Developed Producing ("PDP"), Proved Developed Non-Producing ("PDNP") and Proved Undeveloped ("PUD"). Within each category section are grand total Table I summaries. The Table I presents composite reserve estimates and economic forecasts for the particular reserve category. The data presented in each Table I is explained in page one (1) of the Appendix. For a more detailed explanation of the report layout please refer to the Table of Contents following this letter.

Hydrocarbon Pricing
The base SEC oil and gas prices calculated for December 31, 2024 were $75.48/bbl and $2.130/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2024 and the base gas price is based upon Henry Hub spot prices (Platts Gas Daily) during 2024. Furthermore, NGL prices were adjusted on a per-property basis and averaged 29.0% of the proved net oil price on a composite basis.

Adjustments to oil and gas prices were made based upon data provided by your office and include adjustments for treating costs and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the proved properties were estimated to be $74.630 per barrel of oil, $1.600 per MCF of gas and $21.633 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters
Oil and gas price differentials, gas shrinkage, ad valorem taxes, future production costs (lease operating expenses) and future development costs (capital investments) were calculated and prepared by Prairie and were audited by us at a summary level using historical lease operating statement data. Our audit determined that the commercial parameters being applied were reasonable and appropriate, and therefore no changes were made to cost parameters. Ownership was accepted as furnished and has not been independently confirmed. All economic parameters, including lease operating expenses (LOE) and investments, were held constant (not escalated) throughout the life of these properties in accordance with SEC guidelines.

LOE includes fixed and variable components. The fixed LOE costs represent all costs not tied to produced volumes and can be found as Operating Expense (column 22) in the attached tables. The variable costs consist of fees for gas compression, processing and transportation, and other variable expenses. These costs can be found as Other Deductions (column 27) in the attached tables.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined on pages three (3) and four (4) of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

CG&A evaluated ten (10) PDNP locations, of which 8 represent wells that are awaiting completion while two (2) are awaiting workovers, including tubing repair and plunger replacement. This evaluation also includes 77 PUD locations. All locations are proposed as part of Prairie's development plans. The development schedule was provided by Prairie based upon their go forward plan and accepted as furnished. In our opinion, Prairie and other working interest operators have indicated that they have every intent to complete this development plan within the next five (5) years, as scheduled. Furthermore, Prairie and other working interest operators have demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

Reserve Estimation Methods

The methods employed in estimating reserves are described on page two (2) of the Appendix. All reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends mainly on the amount of the reliable geologic and engineering data available at the time of the estimate and the interpretation of such data, as well as the inherent uncertainties attributable to variations in reservoir and rock quality, offset drainage, mechanical wellbore integrity among others. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.

Non-producing reserve estimates, for developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting PDNP and PUD reserves for Prairie's properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has _not_ been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has _not_ been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been considered in this evaluation as directed.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. We do not own an interest in the properties or *Prairie Operating Co.* and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

W. TODD BROOKER, P.E.
PRESIDENT

THOMAS M. BARR
SENIOR ENGINEER

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, SUITE 3-200   306 WEST SEVENTH STREET, SUITE 302   1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78730-1111   FORT WORTH, TEXAS 76102-4987   HOUSTON, TEXAS 77002-5008
512-249-7000   817- 336-2461   713-651-9944
                                                    www.cgaus.com

Professional Qualifications of W. Todd Brooker, P.E.
Primary Technical Person

The evaluation summarized by this report was conducted by a proficient team of geologists and reservoir engineers who integrate geological, geophysical, engineering and economic data to produce high quality reserve estimates and economic forecasts. This report was supervised by Todd Brooker, President of Cawley, Gillespie & Associates, Inc. (CG&A).

Prior to joining CG&A, Mr. Brooker worked in Gulf of Mexico drilling and production engineering at Chevron USA. Mr. Brooker has been an employee of CG&A since 1992 and became President in 2017. His responsibilities include reserve and economic evaluations, fair market valuations, expert reporting and testimony, field/reservoir studies, pipeline resource assessments, field development planning and acquisition/divestiture analysis. His reserve reports are routinely used for public company U.S. Securities and Exchange Commission (SEC) disclosures. His experience includes significant projects in both conventional and unconventional resources in every major U.S. producing basin and abroad, including oil and gas shale plays, coalbed methane fields, waterfloods and complex, faulted structures.

Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science degree in Petroleum Engineering. He is a registered Professional Engineer in the State of Texas (License #83462), a member of the Society of Petroleum Engineers (SPE) and serves on the board of directors for Society of Petroleum Evaluation Engineers (SPEE).

Based on his educational background, professional training and more than 30 years of experience, Mr. Brooker and CG&A continue to deliver independent, professional, ethical and reliable engineering and geological services to the petroleum industry.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

TABLE OF CONTENTS
Prairie Operating Co. LLC Interests
As of December 31, 2024

REPORT LETTER
TODD BROOKER QUALIFICATIONS
TABLE OF CONTENTS

SUMMARY TAB
- Table I - TP
- Table I - PD

PROVED DEVELOPED PRODUCING TAB
- Table I - PDP

PROVED DEVELOPED NON-PRODUCING TAB
- Table I - PDNP

PROVED UNDEVELOPED TAB
- Table I - PUD

APPENDIX TAB
- Page 1 - Explanatory Comments for Summary Tables
- Page 2 - Methods Employed in the Estimation of Reserves
- Pages 3-4 – SEC Reserve Classifications, Definitions and Guidelines

Note: Table I's are Grand Total Summaries of Reserves and Economics.

Table I - TP

Composite Reserve Estimates and Economic Forecasts
Prairie Operating Company Interests
Certain Properties in Weld County, Colorado
Total Proved Reserves
As of December 31, 2024

(1) End Mo-Year	(2) Gross Oil Production MBBLS	(3) Gross Gas Production MMCF	(4) Gross NGL Production MBBLS	(5) Net Oil Production MBBLS	(6) Net Gas Sales MMCF	(7) Net NGL Production MBBLS	(8) Avg Oil Price $/BBL	(9) Avg Gas Price $/MCF	(10) Avg NGL Price $/BBL
12-2025	3,269.1	6,589.7	630.4	2,156.496	3,589.804	415.588	74.630	1.600	21.633
12-2026	5,873.7	15,231.2	1,510.4	3,768.371	8,118.774	963.144	74.630	1.600	21.633
12-2027	2,587.2	10,947.8	1,084.1	1,660.074	5,921.110	703.491	74.630	1.600	21.633
12-2028	1,563.1	7,169.4	695.8	1,001.147	3,794.085	444.396	74.630	1.600	21.633
12-2029	1,148.2	5,223.0	507.4	733.348	2,772.354	325.015	74.630	1.600	21.633
12-2030	915.7	4,138.6	402.2	583.445	2,197.213	257.611	74.630	1.600	21.633
12-2031	765.1	3,438.7	334.2	485.674	1,822.631	213.698	74.630	1.600	21.633
12-2032	649.0	2,773.5	274.3	414.422	1,502.233	178.543	74.630	1.600	21.633
12-2033	557.6	2,201.5	224.3	358.973	1,231.883	149.873	74.630	1.600	21.633
12-2034	495.6	1,938.4	197.7	318.855	1,085.053	132.134	74.630	1.600	21.633
12-2035	446.8	1,740.2	177.5	287.420	974.603	118.701	74.630	1.600	21.633
12-2036	406.4	1,579.0	161.1	260.945	883.673	107.636	74.630	1.600	21.633
12-2037	372.2	1,443.7	147.3	238.043	806.229	98.193	74.630	1.600	21.633
12-2038	342.8	1,327.5	135.5	219.139	741.586	90.349	74.630	1.600	21.633
12-2039	315.9	1,217.6	124.7	202.105	681.663	83.253	74.630	1.600	21.633
12-2040	293.7	1,131.9	115.9	187.767	633.611	77.387	74.630	1.600	21.633
12-2041	273.4	1,053.3	107.8	174.608	589.215	71.941	74.630	1.600	21.633
12-2042	253.7	967.0	98.8	161.622	539.114	65.673	74.630	1.600	21.633
12-2043	237.3	885.9	90.4	151.104	497.374	60.489	74.630	1.600	21.633
S Tot	20,766.6	70,997.8	7,019.9	13,363.556	38,382.208	4,557.114	74.630	1.600	21.633
After	1,565.8	4,968.6	506.8	979.683	2,855.926	345.613	74.630	1.600	21.633
Total	22,332.4	75,966.4	7,526.7	14,343.239	41,238.132	4,902.726	74.630	1.600	21.633
Cum	2,728.2	6,373.6	0.0						
Ult	25,060.6	82,340.0	7,526.7						

(11) End Mo-Year	(12) Oil Revenue M$	(13) Gas Revenue M$	(14) NGL Revenue M$	(15) Hedge Revenue M$	(16) Other Revenue M$	(17) Total Revenue M$	(18) Production Taxes M$	(19) Ad Valorem Taxes M$	(20) $/BOE6
12-2025	160,939.168	5,743.686	8,990.231	0.000	0.000	175,673.152	667.558	11,585.368	5.599
12-2026	281,233.376	12,990.046	20,835.274	0.000	0.000	315,058.784	1,197.223	20,777.634	5.890
12-2027	123,891.272	9,473.769	15,218.314	0.000	0.000	148,583.504	564.617	9,798.847	13.386
12-2028	74,715.696	6,070.540	9,613.422	0.000	0.000	90,399.656	343.518	5,961.716	15.215
12-2029	54,729.776	4,435.768	7,030.902	0.000	0.000	66,196.452	251.546	4,365.553	16.215
12-2030	43,542.512	3,515.542	5,572.788	0.000	0.000	52,630.848	199.997	3,470.920	17.194
12-2031	36,245.832	2,916.211	4,622.826	0.000	0.000	43,784.848	166.382	2,887.542	18.163
12-2032	30,928.326	2,403.572	3,862.340	0.000	0.000	37,194.220	141.338	2,452.900	18.959
12-2033	26,790.118	1,971.012	3,242.146	0.000	0.000	32,003.280	121.612	2,110.566	19.649
12-2034	23,796.166	1,736.085	2,858.388	0.000	0.000	28,390.636	107.884	1,872.318	20.512
12-2035	21,450.110	1,559.365	2,567.814	0.000	0.000	25,577.298	97.194	1,686.783	21.463
12-2036	19,474.320	1,413.876	2,328.437	0.000	0.000	23,216.638	88.223	1,531.101	22.443
12-2037	17,765.110	1,289.966	2,124.170	0.000	0.000	21,179.234	80.481	1,396.738	23.441
12-2038	16,354.322	1,186.538	1,954.487	0.000	0.000	19,495.358	74.082	1,285.688	24.458
12-2039	15,083.095	1,090.662	1,800.978	0.000	0.000	17,974.722	68.304	1,185.405	25.450
12-2040	14,013.076	1,013.777	1,674.086	0.000	0.000	16,700.942	63.464	1,101.401	26.513
12-2041	13,030.985	942.745	1,556.266	0.000	0.000	15,529.992	59.014	1,024.179	27.561
12-2042	12,061.808	862.582	1,420.674	0.000	0.000	14,345.065	54.511	946.035	28.567
12-2043	11,276.916	795.799	1,308.535	0.000	0.000	13,381.254	50.849	882.472	29.784
S Tot	997,321.984	61,411.544	98,582.064	0.000	0.000	1,157,315.968	4,397.799	76,323.160	13.478
After	73,113.768	4,569.480	7,476.497	0.000	0.000	85,159.720	323.607	5,616.151	35.645
Total	1,070,435.776	65,981.024	106,058.560	0.000	0.000	1,242,475.648	4,721.406	81,939.312	15.004

(21) End Mo-Year	(22) Operating Expense M$	(23) Wells Gross Count	(24) Wells Net Count	(25) Workover Expense M$	(26) 3rd Party COPAS M$	(27) Other Deductions M$	(28) Investment M$	(29) Future Net Cash Flow M$	(30) Cumulative Cash Flow M$	(31) Cum.Cash Flow Disc.@ 10.0% M$
12-2025	11,211.628	97	82.4	84.599	0.000	5,638.978	275,456.000	-128,971.032	-128,971.032	-125,549.240
12-2026	26,598.780	111	89.7	104.432	0.000	7,149.612	14,432.270	244,798.960	115,827.928	86,901.704
12-2027	6,870.596	110	88.1	295.100	0.000	34,385.612	0.000	96,668.704	212,496.640	163,579.504
12-2028	5,383.037	110	87.6	309.503	0.000	23,556.092	39.280	54,806.492	267,303.136	202,978.656
12-2029	5,355.009	110	87.6	307.892	0.000	17,146.576	0.000	38,769.904	306,073.024	228,294.176
12-2030	5,332.077	110	87.1	306.573	0.000	13,569.096	0.000	29,752.160	335,825.184	245,948.128
12-2031	5,312.874	110	86.9	305.469	0.000	11,243.555	0.000	23,869.030	359,694.208	258,819.744
12-2032	5,211.232	110	86.9	299.625	0.000	9,293.363	0.000	19,795.754	379,489.952	268,522.368
12-2033	5,048.910	102	82.8	290.292	0.000	7,662.543	14.667	16,754.694	396,244.640	275,987.104
12-2034	4,975.270	101	82.2	286.058	0.000	6,750.072	261.627	14,137.400	410,382.048	281,709.920
12-2035	4,965.078	100	81.2	285.472	0.000	6,060.822	60.000	12,421.952	422,804.000	286,283.360
12-2036	4,954.886	100	80.7	284.886	0.000	5,492.320	0.000	10,865.219	433,669.216	289,919.776
12-2037	4,934.502	100	80.7	283.714	0.000	5,007.818	0.000	9,475.995	443,145.216	292,802.688
12-2038	4,931.540	100	80.7	283.544	0.000	4,603.828	0.000	8,316.668	451,461.888	295,102.848
12-2039	4,898.962	99	80.1	281.671	0.000	4,231.532	0.000	7,308.848	458,770.752	296,940.480
12-2040	4,898.962	99	80.1	281.671	0.000	3,931.146	34.871	6,389.427	465,160.192	298,400.864
12-2041	4,873.482	99	80.1	280.206	0.000	3,654.020	0.000	5,639.102	470,799.296	299,572.640
12-2042	4,781.754	98	79.1	274.932	0.000	3,346.540	0.000	4,941.299	475,740.608	300,506.080
12-2043	4,776.658	97	78.1	274.639	0.000	3,089.299	120.000	4,187.331	479,927.936	301,224.928
S Tot	125,315.232			5,120.281	0.000	175,812.816	290,418.720	479,927.936	479,927.936	301,224.928
After	39,694.976			2,282.305	0.000	17,918.316	4,686.672	14,637.715	494,565.696	303,159.808
Total	165,010.208			7,402.586	0.000	193,731.136	295,105.408	494,565.664	494,565.696	303,159.808

Prairie Reserves Excluding Bayswater Acquisition

SEC Price (12/31/2024)

Year	WTI Cushing Oil $/STB	Henry Hub Gas $/MMBTU
2025	75.48	2.130
Thereafter	Flat	Flat
Cap	75.48	2.130

Percent	Cum. Disc.
8.0	330,095.232
9.0	316,152.832
10.0	303,159.680
11.0	291,016.736
12.0	279,638.912
13.0	268,951.808

12 Months in first year   39.083 Year Life (01/2064)

Table I - PD
Composite Reserve Estimates and Economic Forecasts
Prairie Operating Company Interests
Certain Properties in Weld County, Colorado
Proved Developed Reserves
As of December 31, 2024

(1) End Mo-Year	(2) Gross Oil Production MBBLS	(3) Gross Gas Production MMCF	(4) Gross NGL Production MBBLS	(5) Net Oil Production MBBLS	(6) Net Gas Sales MMCF	(7) Net NGL Production MBBLS	(8) Avg Oil Price $/BBL	(9) Avg Gas Price $/MCF	(10) Avg NGL Price $/BBL
12-2025	1,315.5	2,871.2	294.9	855.926	1,637.186	199.363	74.630	1.600	21.633
12-2026	708.4	2,297.7	235.9	474.755	1,293.462	157.386	74.630	1.600	21.633
12-2027	463.7	1,505.5	154.7	316.821	864.464	105.448	74.630	1.600	21.633
12-2028	358.9	1,157.9	118.8	247.542	671.049	81.856	74.630	1.600	21.633
12-2029	297.0	952.7	97.7	203.053	551.495	67.222	74.630	1.600	21.633
12-2030	255.1	814.7	83.5	173.018	468.899	57.096	74.630	1.600	21.633
12-2031	224.4	714.2	73.1	150.437	406.525	49.487	74.630	1.600	21.633
12-2032	200.7	636.6	65.2	134.610	362.661	44.150	74.630	1.600	21.633
12-2033	180.6	566.1	58.2	121.357	323.623	39.561	74.630	1.600	21.633
12-2034	162.6	497.5	51.3	109.133	284.272	34.838	74.630	1.600	21.633
12-2035	148.5	452.4	46.7	99.682	258.514	31.670	74.630	1.600	21.633
12-2036	136.2	414.8	42.8	90.987	236.052	28.907	74.630	1.600	21.633
12-2037	125.2	381.5	39.4	82.764	215.111	26.319	74.630	1.600	21.633
12-2038	115.2	350.8	36.2	76.188	197.895	24.231	74.630	1.600	21.633
12-2039	105.0	313.7	32.7	69.654	178.348	22.037	74.630	1.600	21.633
12-2040	97.1	290.5	30.3	64.373	165.085	20.395	74.630	1.600	21.633
12-2041	89.4	266.5	27.8	59.141	150.979	18.628	74.630	1.600	21.633
12-2042	80.9	233.2	24.2	53.217	130.392	15.981	74.630	1.600	21.633
12-2043	74.9	215.8	22.4	49.207	120.458	14.755	74.630	1.600	21.633
S Tot	5,139.4	14,933.3	1,535.8	3,431.865	8,516.471	1,039.332	74.630	1.600	21.633
After	496.5	1,469.1	152.1	317.443	789.252	96.236	74.630	1.600	21.633
Total	5,635.9	16,402.4	1,687.9	3,749.308	9,305.723	1,135.567	74.630	1.600	21.633
Cum	2,728.2	6,373.6	0.0						
Ult	8,364.1	22,776.0	1,687.9						

(11) End Mo-Year	(12) Oil Revenue M$	(13) Gas Revenue M$	(14) NGL Revenue M$	(15) Hedge Revenue M$	(16) Other Revenue M$	(17) Total Revenue M$	(18) Production Taxes M$	(19) Ad Valorem Taxes M$	(20) $/BOE6
12-2025	63,877.740	2,619.499	4,312.725	0.000	0.000	70,809.968	269.078	4,669.806	7.532
12-2026	35,431.004	2,069.539	3,404.670	0.000	0.000	40,905.220	155.440	2,697.635	10.154
12-2027	23,644.360	1,383.143	2,281.104	0.000	0.000	27,308.608	103.773	1,800.960	14.241
12-2028	18,474.030	1,073.678	1,770.763	0.000	0.000	21,318.470	81.010	1,405.920	15.266
12-2029	15,153.848	882.392	1,454.179	0.000	0.000	17,490.418	66.464	1,153.466	16.128
12-2030	12,912.304	750.238	1,235.140	0.000	0.000	14,897.678	56.611	982.479	16.966
12-2031	11,227.131	650.441	1,070.526	0.000	0.000	12,948.098	49.203	853.907	17.799
12-2032	10,045.951	580.258	955.069	0.000	0.000	11,581.275	44.009	763.767	18.614
12-2033	9,056.896	517.797	855.816	0.000	0.000	10,430.507	39.636	687.876	19.338
12-2034	8,144.593	454.835	753.637	0.000	0.000	9,353.065	35.542	616.820	19.853
12-2035	7,439.277	413.622	685.105	0.000	0.000	8,538.006	32.444	563.068	20.669
12-2036	6,790.392	377.683	625.335	0.000	0.000	7,793.411	29.615	513.963	21.573
12-2037	6,176.702	344.178	569.357	0.000	0.000	7,090.237	26.943	467.590	22.526
12-2038	5,685.892	316.632	524.186	0.000	0.000	6,526.710	24.802	430.426	23.542
12-2039	5,198.272	285.357	476.711	0.000	0.000	5,960.340	22.649	393.075	24.464
12-2040	4,804.154	264.136	441.207	0.000	0.000	5,509.496	20.936	363.343	25.626
12-2041	4,413.678	241.567	402.974	0.000	0.000	5,058.218	19.221	333.582	26.719
12-2042	3,971.559	208.627	345.714	0.000	0.000	4,525.900	17.198	298.476	27.551
12-2043	3,672.349	192.733	319.194	0.000	0.000	4,184.277	15.900	275.946	28.901
S Tot	256,120.144	13,626.353	22,483.412	0.000	0.000	292,229.888	1,110.473	19,272.104	15.028
After	23,690.758	1,262.804	2,081.822	0.000	0.000	27,035.380	102.734	1,782.941	35.345
Total	279,810.912	14,889.157	24,565.234	0.000	0.000	319,265.280	1,213.208	21,055.046	16.749

(21) End Mo-Year	(22) Operating Expense M$	(23) Wells Gross Count	(24) Wells Net Count	(25) Workover Expense M$	(26) 3rd Party COPAS M$	(27) Other Deductions M$	(28) Investment M$	(29) Future Net Cash Flow M$	(30) Cumulative Cash Flow M$	(31) Cum.Cash Flow Disc.@ 10.0% M$
12-2025	3,754.892	34	30.2	84.599	0.000	5,638.978	3,152.992	53,239.612	53,239.612	50,530.128
12-2026	3,955.866	34	30.2	84.219	0.000	4,008.094	0.000	30,003.958	83,243.568	76,678.944
12-2027	1,969.024	33	29.3	101.275	0.000	5,469.410	0.000	17,864.164	101,107.728	90,799.120
12-2028	1,789.110	33	28.8	102.867	0.000	4,406.706	39.280	13,493.573	114,601.304	100,486.040
12-2029	1,761.082	33	28.8	101.255	0.000	3,599.648	0.000	10,808.504	125,409.808	107,537.976
12-2030	1,738.150	33	28.3	99.937	0.000	3,052.816	0.000	8,967.686	134,377.488	112,856.656
12-2031	1,718.947	33	28.1	98.833	0.000	2,638.444	0.000	7,588.764	141,966.256	116,947.304
12-2032	1,717.896	33	28.1	98.772	0.000	2,348.292	0.000	6,608.540	148,574.800	120,185.280
12-2033	1,696.547	33	28.0	97.545	0.000	2,093.087	0.000	5,815.817	154,390.624	122,775.688
12-2034	1,622.906	32	27.4	93.311	0.000	1,840.533	39.280	5,104.672	159,495.296	124,843.304
12-2035	1,612.714	31	26.4	92.725	0.000	1,670.921	60.000	4,506.132	164,001.424	126,502.320
12-2036	1,602.522	31	25.9	92.139	0.000	1,522.330	0.000	4,032.841	168,034.272	127,852.024
12-2037	1,582.138	31	25.9	90.967	0.000	1,384.242	0.000	3,538.358	171,572.624	128,928.416
12-2038	1,579.177	31	25.9	90.796	0.000	1,270.949	0.000	3,130.561	174,703.184	129,794.200
12-2039	1,546.598	30	25.3	88.923	0.000	1,146.101	0.000	2,762.994	177,466.176	130,488.872
12-2040	1,546.598	30	25.3	88.923	0.000	1,058.901	34.871	2,395.924	179,862.096	131,036.456
12-2041	1,521.118	30	25.3	87.458	0.000	967.448	0.000	2,129.392	181,991.488	131,478.944
12-2042	1,429.390	29	24.3	82.184	0.000	839.513	0.000	1,859.138	183,850.624	131,830.160
12-2043	1,424.294	28	23.3	81.891	0.000	773.391	120.000	1,492.853	185,343.472	132,086.256
S Tot	35,568.968			1,758.620	0.000	45,729.796	3,446.424	185,343.472	185,343.472	132,086.256
After	12,361.419			710.733	0.000	5,008.274	1,397.463	5,671.814	191,015.264	132,832.280
Total	47,930.388			2,469.354	0.000	50,738.072	4,843.886	191,015.280	191,015.264	132,832.280

	SEC Price (12/31/2024)			Percent	Cum. Disc.
	Year	WTI Cushing Oil $/STB	Henry Hub Gas $/MMBTU	8.0	140,649.760
				9.0	136,586.192
	2025	75.48	2.130	10.0	132,832.248
	Thereafter	Flat	Flat	11.0	129,353.168
	Cap	75.48	2.130	12.0	126,119.064
Prairie Reserves Excluding				13.0	123,104.104
Bayswater Acquisition					

12 Months in first year   33.583 Year Life (07/2058)

Cawley, Gillespie & Associates, Inc.

Table I - PDP

Composite Reserve Estimates and Economic Forecasts
Prairie Operating Company Interests
Certain Properties in Weld County, Colorado
Proved Developed Producing Reserves
As of December 31, 2024

(1) End Mo-Year	(2) Gross Oil Production MBBLS	(3) Gross Gas Production MMCF	(4) Gross NGL Production MBBLS	(5) Net Oil Production MBBLS	(6) Net Gas Sales MMCF	(7) Net NGL Production MBBLS	(8) Avg Oil Price $/BBL	(9) Avg Gas Price $/MCF	(10) Avg NGL Price $/BBL
12-2025	377.9	1,205.3	123.3	289.356	780.383	95.538	74.630	1.600	21.633
12-2026	282.4	863.8	88.2	215.466	557.791	68.240	74.630	1.600	21.633
12-2027	228.8	683.1	70.0	172.785	441.610	54.208	74.630	1.600	21.633
12-2028	194.4	578.0	59.1	146.238	372.512	45.681	74.630	1.600	21.633
12-2029	169.8	504.2	51.5	124.455	320.382	39.216	74.630	1.600	21.633
12-2030	151.2	448.7	45.8	108.603	280.226	34.234	74.630	1.600	21.633
12-2031	136.4	405.0	41.3	95.771	247.070	30.165	74.630	1.600	21.633
12-2032	124.3	368.9	37.6	87.090	224.568	27.416	74.630	1.600	21.633
12-2033	113.2	330.1	33.9	79.317	201.837	24.804	74.630	1.600	21.633
12-2034	102.2	286.5	29.6	71.443	175.348	21.639	74.630	1.600	21.633
12-2035	93.8	261.6	27.0	65.554	159.997	19.732	74.630	1.600	21.633
12-2036	86.3	240.6	24.9	59.840	146.136	18.011	74.630	1.600	21.633
12-2037	79.4	221.4	22.9	54.150	132.442	16.302	74.630	1.600	21.633
12-2038	72.9	202.7	21.0	49.756	121.423	14.965	74.630	1.600	21.633
12-2039	65.7	175.9	18.5	45.124	107.238	13.420	74.630	1.600	21.633
12-2040	60.4	161.8	17.1	41.514	98.659	12.346	74.630	1.600	21.633
12-2041	55.1	145.8	15.4	37.764	88.697	11.081	74.630	1.600	21.633
12-2042	48.8	119.9	12.6	33.197	71.922	8.896	74.630	1.600	21.633
12-2043	44.8	109.4	11.5	30.457	65.567	8.104	74.630	1.600	21.633
S Tot	2,487.8	7,312.9	750.9	1,807.879	4,593.807	563.997	74.630	1.600	21.633
After	237.0	499.9	52.3	159.214	292.718	36.067	74.630	1.600	21.633
Total	2,724.8	7,812.8	803.1	1,967.093	4,886.524	600.064	74.630	1.600	21.633
Cum	2,538.0	5,982.6	0.0						
Ult	5,262.8	13,795.4	803.1						

(11) End Mo-Year	(12) Oil Revenue M$	(13) Gas Revenue M$	(14) NGL Revenue M$	(15) Hedge Revenue M$	(16) Other Revenue M$	(17) Total Revenue M$	(18) Production Taxes M$	(19) Ad Valorem Taxes M$	(20) $/BOE6
12-2025	21,594.638	1,248.613	2,066.735	0.000	0.000	24,909.978	94.658	1,642.774	14.025
12-2026	16,080.249	892.466	1,476.213	0.000	0.000	18,448.928	70.106	1,216.678	14.756
12-2027	12,894.931	706.576	1,172.652	0.000	0.000	14,774.160	56.142	974.333	15.484
12-2028	10,913.763	596.019	988.190	0.000	0.000	12,497.971	47.492	824.222	16.295
12-2029	9,288.060	512.611	848.349	0.000	0.000	10,649.019	40.466	702.286	17.147
12-2030	8,105.042	448.362	740.561	0.000	0.000	9,293.964	35.317	612.922	17.967
12-2031	7,147.382	395.312	652.537	0.000	0.000	8,195.230	31.142	540.463	18.794
12-2032	6,499.526	359.308	593.075	0.000	0.000	7,451.910	28.317	491.442	19.579
12-2033	5,919.412	322.939	536.570	0.000	0.000	6,778.920	25.760	447.059	20.239
12-2034	5,331.774	280.556	468.108	0.000	0.000	6,080.436	23.106	400.995	20.599
12-2035	4,892.308	255.995	426.857	0.000	0.000	5,575.161	21.186	367.673	21.408
12-2036	4,465.826	233.817	389.633	0.000	0.000	5,089.276	19.339	335.630	22.354
12-2037	4,041.225	211.908	352.652	0.000	0.000	4,605.785	17.502	303.744	23.382
12-2038	3,713.315	194.277	323.727	0.000	0.000	4,231.318	16.079	279.049	24.495
12-2039	3,367.576	171.580	290.305	0.000	0.000	3,829.461	14.552	252.547	25.479
12-2040	3,098.170	157.854	267.080	0.000	0.000	3,523.104	13.388	232.343	26.822
12-2041	2,818.349	141.915	239.709	0.000	0.000	3,199.972	12.160	211.033	28.076
12-2042	2,477.490	115.076	192.446	0.000	0.000	2,785.012	10.583	183.667	28.981
12-2043	2,272.974	104.908	175.305	0.000	0.000	2,553.186	9.702	168.379	30.613
S Tot	134,922.000	7,350.092	12,200.705	0.000	0.000	154,472.768	586.997	10,187.239	18.413
After	11,882.167	468.348	780.227	0.000	0.000	13,130.744	49.897	865.952	38.048
Total	146,804.160	7,818.440	12,980.932	0.000	0.000	167,603.520	636.893	11,053.191	19.846

(21) End Mo-Year	(22) Operating Expense M$	(23) Wells Gross Count	(24) Wells Net Count	(25) Workover Expense M$	(26) 3rd Party COPAS M$	(27) Other Deductions M$	(28) Investment M$	(29) Future Net Cash Flow M$	(30) Cumulative Cash Flow M$	(31) Cum.Cash Flow Disc.@ 10.0% M$
12-2025	1,360.673	24	22.3	78.233	0.000	5,314.412	0.000	16,419.233	16,419.233	15,708.169
12-2026	1,343.992	24	22.3	77.274	0.000	3,784.362	0.000	11,956.516	28,375.748	26,097.258
12-2027	1,308.168	23	21.4	75.215	0.000	2,977.162	0.000	9,383.138	37,758.888	33,505.872
12-2028	1,305.620	23	20.9	75.068	0.000	2,497.750	39.280	7,708.538	45,467.424	39,036.956
12-2029	1,277.592	23	20.9	73.457	0.000	2,135.632	0.000	6,419.588	51,887.012	43,224.124
12-2030	1,254.660	23	20.4	72.138	0.000	1,863.352	0.000	5,455.576	57,342.588	46,459.432
12-2031	1,235.457	23	20.2	71.034	0.000	1,635.871	0.000	4,681.264	62,023.852	48,982.492
12-2032	1,234.406	23	20.2	70.973	0.000	1,481.509	0.000	4,145.263	66,169.116	51,013.300
12-2033	1,213.057	23	20.1	69.746	0.000	1,329.642	0.000	3,693.656	69,862.776	52,658.368
12-2034	1,139.416	22	19.5	65.512	0.000	1,158.465	39.280	3,253.661	73,116.440	53,976.444
12-2035	1,129.224	21	18.5	64.926	0.000	1,054.674	60.000	2,877.478	75,993.920	55,035.948
12-2036	1,119.032	21	18.0	64.340	0.000	960.477	0.000	2,590.458	78,584.376	55,902.996
12-2037	1,098.648	21	18.0	63.168	0.000	868.218	0.000	2,254.504	80,838.880	56,588.852
12-2038	1,095.686	21	18.0	62.998	0.000	794.104	0.000	1,983.403	82,822.280	57,137.408
12-2039	1,063.108	20	17.4	61.125	0.000	703.142	0.000	1,734.988	84,557.264	57,573.656
12-2040	1,063.108	20	17.4	61.125	0.000	645.540	34.871	1,472.729	86,029.992	57,910.268
12-2041	1,037.628	20	17.4	59.660	0.000	580.249	0.000	1,299.242	87,329.232	58,180.288
12-2042	945.900	19	16.4	54.386	0.000	476.758	0.000	1,113.718	88,442.952	58,390.712
12-2043	940.804	18	15.4	54.093	0.000	433.264	120.000	826.945	89,269.896	58,532.468
S Tot	22,166.180			1,274.468	0.000	30,694.588	293.432	89,269.896	89,269.896	58,532.468
After	6,471.484			372.085	0.000	1,962.374	923.081	2,485.870	91,755.776	58,887.904
Total	28,637.664			1,646.553	0.000	32,656.962	1,216.513	91,755.768	91,755.776	58,887.904

Prairie Reserves Excluding Bayswater Acquisition

SEC Price (12/31/2024)

Year	WTI Cushing Oil $/STB	Henry Hub Gas $/MMBTU
2025	75.48	2.130
Thereafter	Flat	Flat
Cap	75.48	2.130

Percent	Cum. Disc.
8.0	63,257.796
9.0	60,982.288
10.0	58,887.912
11.0	56,954.696
12.0	55,165.312
13.0	53,504.696

12 Months in first year 32.167 Year Life (03/2057)

Cawley, Gillespie & Associates, Inc.

Table I - PDNP

Composite Reserve Estimates and Economic Forecasts
Prairie Operating Company Interests
Certain Properties in Weld County, Colorado
Proved Developed Non-Producing Reserves
As of December 31, 2024

(1) End Mo-Year	(2) Gross Oil Production MBBLS	(3) Gross Gas Production MMCF	(4) Gross NGL Production MBBLS	(5) Net Oil Production MBBLS	(6) Net Gas Sales MMCF	(7) Net NGL Production MBBLS	(8) Avg Oil Price $/BBL	(9) Avg Gas Price $/MCF	(10) Avg NGL Price $/BBL
12-2025	937.5	1,665.9	171.6	566.570	856.804	103.824	74.630	1.600	21.633
12-2026	426.0	1,433.9	147.7	259.289	735.671	89.146	74.630	1.600	21.633
12-2027	234.9	822.4	84.7	144.036	422.854	51.240	74.630	1.600	21.633
12-2028	164.5	579.9	59.7	101.303	298.537	36.176	74.630	1.600	21.633
12-2029	127.2	448.5	46.2	78.598	231.113	28.005	74.630	1.600	21.633
12-2030	103.9	366.0	37.7	64.415	188.672	22.863	74.630	1.600	21.633
12-2031	88.0	309.1	31.8	54.666	159.455	19.322	74.630	1.600	21.633
12-2032	76.4	267.6	27.6	47.520	138.094	16.734	74.630	1.600	21.633
12-2033	67.5	236.0	24.3	42.040	121.786	14.758	74.630	1.600	21.633
12-2034	60.4	211.0	21.7	37.690	108.924	13.199	74.630	1.600	21.633
12-2035	54.7	190.8	19.7	34.128	98.517	11.938	74.630	1.600	21.633
12-2036	49.9	174.1	17.9	31.148	89.916	10.896	74.630	1.600	21.633
12-2037	45.8	160.1	16.5	28.614	82.669	10.018	74.630	1.600	21.633
12-2038	42.3	148.1	15.3	26.431	76.472	9.267	74.630	1.600	21.633
12-2039	39.3	137.8	14.2	24.530	71.110	8.617	74.630	1.600	21.633
12-2040	36.6	128.7	13.3	22.859	66.426	8.049	74.630	1.600	21.633
12-2041	34.3	120.7	12.4	21.377	62.283	7.547	74.630	1.600	21.633
12-2042	32.1	113.4	11.7	20.020	58.469	7.085	74.630	1.600	21.633
12-2043	30.1	106.4	11.0	18.751	54.891	6.652	74.630	1.600	21.633
S Tot	2,651.6	7,620.4	784.9	1,623.987	3,922.664	475.335	74.630	1.600	21.633
After	259.5	969.2	99.8	158.228	496.535	60.168	74.630	1.600	21.633
Total	2,911.1	8,589.6	884.7	1,782.215	4,419.198	535.503	74.630	1.600	21.633
Cum	190.2	391.0	0.0						
Ult	3,101.3	8,980.6	884.7						

(11) End Mo-Year	(12) Oil Revenue M$	(13) Gas Revenue M$	(14) NGL Revenue M$	(15) Hedge Revenue M$	(16) Other Revenue M$	(17) Total Revenue M$	(18) Production Taxes M$	(19) Ad Valorem Taxes M$	(20) $/BOE6
12-2025	42,283.104	1,370.886	2,245.990	0.000	0.000	45,899.980	174.420	3,027.032	3.508
12-2026	19,350.756	1,177.073	1,928.456	0.000	0.000	22,456.288	85.334	1,480.957	6.463
12-2027	10,749.427	676.567	1,108.452	0.000	0.000	12,534.445	47.631	826.627	12.829
12-2028	7,560.268	477.659	782.573	0.000	0.000	8,820.500	33.518	581.698	13.864
12-2029	5,865.786	369.781	605.830	0.000	0.000	6,841.397	25.997	451.179	14.597
12-2030	4,807.260	301.876	494.578	0.000	0.000	5,603.714	21.294	369.556	15.361
12-2031	4,079.750	255.128	417.989	0.000	0.000	4,752.866	18.061	313.444	16.139
12-2032	3,546.424	220.950	361.993	0.000	0.000	4,129.366	15.692	272.325	16.927
12-2033	3,137.482	194.858	319.246	0.000	0.000	3,651.586	13.876	240.816	17.722
12-2034	2,812.820	174.279	285.529	0.000	0.000	3,272.629	12.436	215.825	18.524
12-2035	2,546.968	157.627	258.248	0.000	0.000	2,962.844	11.259	195.395	19.338
12-2036	2,324.566	143.866	235.703	0.000	0.000	2,704.135	10.276	178.333	20.166
12-2037	2,135.478	132.270	216.705	0.000	0.000	2,484.453	9.441	163.846	21.007
12-2038	1,972.578	122.355	200.460	0.000	0.000	2,295.392	8.722	151.378	21.861
12-2039	1,830.696	113.777	186.406	0.000	0.000	2,130.880	8.097	140.528	22.730
12-2040	1,705.984	106.282	174.126	0.000	0.000	1,986.392	7.548	130.999	23.611
12-2041	1,595.330	99.652	163.265	0.000	0.000	1,858.247	7.061	122.548	24.507
12-2042	1,494.069	93.551	153.269	0.000	0.000	1,740.889	6.615	114.809	25.430
12-2043	1,399.375	87.826	143.889	0.000	0.000	1,631.091	6.198	107.568	26.422
S Tot	121,198.112	6,276.262	10,282.707	0.000	0.000	137,757.104	523.477	9,084.864	11.181
After	11,808.586	794.456	1,301.595	0.000	0.000	13,904.637	52.838	916.989	33.112
Total	133,006.696	7,070.718	11,584.302	0.000	0.000	151,661.744	576.315	10,001.853	13.324

(21) End Mo-Year	(22) Operating Expense M$	(23) Wells Gross Count	(24) Net	(25) Workover Expense M$	(26) 3rd Party COPAS M$	(27) Other Deductions M$	(28) Investment M$	(29) Future Net Cash Flow M$	(30) Cumulative Cash Flow M$	(31) Cum.Cash Flow Disc.@ 10.0% M$
12-2025	2,394.219	10	7.9	6.366	0.000	324.565	3,152.992	36,820.388	36,820.388	34,821.960
12-2026	2,611.875	10	7.9	6.945	0.000	223.730	0.000	18,047.444	54,867.832	50,581.680
12-2027	660.856	10	7.9	26.061	0.000	2,492.248	0.000	8,481.024	63,348.856	57,293.240
12-2028	483.490	10	7.9	27.799	0.000	1,908.957	0.000	5,785.037	69,133.896	61,449.080
12-2029	483.490	10	7.9	27.799	0.000	1,464.016	0.000	4,388.916	73,522.816	64,313.844
12-2030	483.490	10	7.9	27.799	0.000	1,189.464	0.000	3,512.111	77,034.928	66,397.212
12-2031	483.490	10	7.9	27.799	0.000	1,002.573	0.000	2,907.500	79,942.432	67,964.800
12-2032	483.490	10	7.9	27.799	0.000	866.782	0.000	2,463.278	82,405.712	69,171.968
12-2033	483.490	10	7.9	27.799	0.000	763.444	0.000	2,122.160	84,527.872	70,117.312
12-2034	483.490	10	7.9	27.799	0.000	682.068	0.000	1,851.011	86,378.880	70,866.848
12-2035	483.490	10	7.9	27.799	0.000	616.248	0.000	1,628.653	88,007.536	71,466.352
12-2036	483.490	10	7.9	27.799	0.000	561.853	0.000	1,442.384	89,449.920	71,949.008
12-2037	483.490	10	7.9	27.799	0.000	516.024	0.000	1,283.853	90,733.776	72,339.544
12-2038	483.490	10	7.9	27.799	0.000	476.845	0.000	1,147.158	91,880.936	72,656.768
12-2039	483.490	10	7.9	27.799	0.000	442.959	0.000	1,028.006	92,908.944	72,915.192
12-2040	483.490	10	7.9	27.799	0.000	413.361	0.000	923.195	93,832.136	73,126.168
12-2041	483.490	10	7.9	27.799	0.000	387.199	0.000	830.150	94,662.288	73,298.632
12-2042	483.490	10	7.9	27.799	0.000	362.755	0.000	745.420	95,407.712	73,439.424
12-2043	483.490	10	7.9	27.799	0.000	340.127	0.000	665.908	96,073.624	73,553.768
S Tot	13,402.790			484.152	0.000	15,035.218	3,152.992	96,073.624	96,073.624	73,553.768
After	5,889.937			338.648	0.000	3,045.900	474.382	3,185.944	99,259.560	73,944.336
Total	19,292.728			822.801	0.000	18,081.118	3,627.374	99,259.568	99,259.560	73,944.336

SEC Price (12/31/2024)

Year	WTI Cushing Oil $/STB	Henry Hub Gas $/MMBTU
2025	75.48	2.130
Thereafter	Flat	Flat
Cap	75.48	2.130

Percent	Cum. Disc.
8.0	77,391.944
9.0	75,603.936
10.0	73,944.344
11.0	72,398.480
12.0	70,953.752
13.0	69,599.400

Prairie Reserves Excluding Bayswater Acquisition

12 Months in first year **33.583 Year Life (07/2058)**

Cawley, Gillespie & Associates, Inc.

Table I - PUD

Composite Reserve Estimates and Economic Forecasts
Prairie Operating Company Interests
Certain Properties in Weld County, Colorado
Proved Undeveloped Reserves
As of December 31, 2024

(1) End Mo-Year	(2) Gross Oil Production MBBLS	(3) Gross Gas Production MMCF	(4) Gross NGL Production MBBLS	(5) Net Oil Production MBBLS	(6) Net Gas Sales MMCF	(7) Net NGL Production MBBLS	(8) Avg Oil Price $/BBL	(9) Avg Gas Price $/MCF	(10) Avg NGL Price $/BBL
12-2025	1,953.7	3,718.5	335.5	1,300.569	1,952.618	216.225	74.630	1.600	21.633
12-2026	5,165.3	12,933.5	1,274.6	3,293.615	6,825.312	805.757	74.630	1.600	21.633
12-2027	2,123.4	9,442.3	929.4	1,343.253	5,056.644	598.043	74.630	1.600	21.633
12-2028	1,204.2	6,011.5	577.0	753.606	3,123.036	362.540	74.630	1.600	21.633
12-2029	851.3	4,270.3	409.7	530.295	2,220.859	257.793	74.630	1.600	21.633
12-2030	660.7	3,323.9	318.7	410.428	1,728.314	200.515	74.630	1.600	21.633
12-2031	540.6	2,724.5	261.0	335.236	1,416.105	164.211	74.630	1.600	21.633
12-2032	448.3	2,137.0	209.1	279.812	1,139.572	134.393	74.630	1.600	21.633
12-2033	377.0	1,635.4	166.0	237.615	908.259	110.312	74.630	1.600	21.633
12-2034	333.0	1,440.9	146.4	209.722	800.781	97.295	74.630	1.600	21.633
12-2035	298.3	1,287.8	130.9	187.737	716.089	87.031	74.630	1.600	21.633
12-2036	270.2	1,164.2	118.3	169.958	647.621	78.729	74.630	1.600	21.633
12-2037	247.0	1,062.2	108.0	155.278	591.117	71.874	74.630	1.600	21.633
12-2038	227.5	976.7	99.3	142.951	543.691	66.118	74.630	1.600	21.633
12-2039	210.9	904.0	91.9	132.451	503.315	61.216	74.630	1.600	21.633
12-2040	196.6	841.3	85.6	123.394	468.526	56.992	74.630	1.600	21.633
12-2041	184.0	786.8	80.0	115.467	438.236	53.313	74.630	1.600	21.633
12-2042	172.8	733.8	74.6	108.405	408.722	49.692	74.630	1.600	21.633
12-2043	162.4	670.0	68.0	101.897	376.916	45.734	74.630	1.600	21.633
S Tot	15,627.2	56,064.5	5,484.1	9,931.689	29,865.738	3,517.782	74.630	1.600	21.633
After	1,069.3	3,499.5	354.7	662.240	2,066.672	249.377	74.630	1.600	21.633
Total	16,696.5	59,564.0	5,838.8	10,593.930	31,932.410	3,767.160	74.630	1.600	21.633
Cum	0.0	0.0	0.0						
Ult	16,696.5	59,564.0	5,838.8						

(11) End Mo-Year	(12) Oil Revenue M$	(13) Gas Revenue M$	(14) NGL Revenue M$	(15) Hedge Revenue M$	(16) Other Revenue M$	(17) Total Revenue M$	(18) Production Taxes M$	(19) Ad Valorem Taxes M$	(20) $/BOE6
12-2025	97,061.480	3,124.190	4,677.506	0.000	0.000	104,863.136	398.480	6,915.563	4.221
12-2026	245,802.448	10,920.508	17,430.608	0.000	0.000	274,153.472	1,041.783	18,080.010	5.208
12-2027	100,246.960	8,090.626	12,937.208	0.000	0.000	121,274.848	460.844	7,997.888	13.210
12-2028	56,241.624	4,996.861	7,842.660	0.000	0.000	69,081.144	262.508	4,555.793	15.201
12-2029	39,575.936	3,553.376	5,576.722	0.000	0.000	48,706.048	185.083	3,212.086	16.243
12-2030	30,630.186	2,765.304	4,337.646	0.000	0.000	37,733.152	143.386	2,488.441	17.274
12-2031	25,018.696	2,265.770	3,552.303	0.000	0.000	30,836.764	117.180	2,033.637	18.298
12-2032	20,882.366	1,823.313	2,907.271	0.000	0.000	25,612.950	97.329	1,689.134	19.098
12-2033	17,733.234	1,453.215	2,386.330	0.000	0.000	21,572.776	81.977	1,422.691	19.784
12-2034	15,651.574	1,281.250	2,104.750	0.000	0.000	19,037.576	72.343	1,255.498	20.802
12-2035	14,010.848	1,145.742	1,882.709	0.000	0.000	17,039.292	64.749	1,123.715	21.820
12-2036	12,683.936	1,036.194	1,703.102	0.000	0.000	15,423.227	58.608	1,017.138	22.838
12-2037	11,588.414	945.788	1,554.814	0.000	0.000	14,089.013	53.538	929.148	23.855
12-2038	10,668.428	869.906	1,430.301	0.000	0.000	12,968.640	49.281	855.261	24.871
12-2039	9,884.816	805.305	1,324.267	0.000	0.000	12,014.385	45.655	792.330	25.888
12-2040	9,208.923	749.642	1,232.880	0.000	0.000	11,191.440	42.527	738.058	26.904
12-2041	8,617.311	701.178	1,153.292	0.000	0.000	10,471.781	39.793	690.597	27.925
12-2042	8,090.256	653.955	1,074.959	0.000	0.000	9,819.169	37.313	647.559	28.982
12-2043	7,604.564	603.065	989.341	0.000	0.000	9,196.972	34.948	606.526	30.143
S Tot	741,201.920	47,785.184	76,098.672	0.000	0.000	865,085.888	3,287.326	57,051.064	12.979
After	49,423.000	3,306.676	5,394.676	0.000	0.000	58,124.352	220.873	3,833.210	35.777
Total	790,624.896	51,091.860	81,493.344	0.000	0.000	923,210.240	3,508.198	60,884.276	14.430

(21) End Mo-Year	(22) Operating Expense M$	(23) Wells Gross Count	(24) Wells Net Count	(25) Workover Expense M$	(26) 3rd Party COPAS M$	(27) Other Deductions M$	(28) Investment M$	(29) Future Net Cash Flow M$	(30) Cumulative Cash Flow M$	(31) Cum.Cash Flow Disc.@ 10.0% M$
12-2025	7,456.736	63	52.2	0.000	0.000	0.000	272,303.008	-182,210.704	-182,210.704	-176,079.376
12-2026	22,642.916	77	59.6	20.213	0.000	3,141.509	14,432.270	214,794.992	32,584.288	10,222.768
12-2027	4,901.574	77	58.8	193.824	0.000	28,916.194	0.000	78,804.512	111,388.800	72,780.368
12-2028	3,593.926	77	58.8	206.637	0.000	19,149.386	0.000	41,312.900	152,701.696	102,492.568
12-2029	3,593.926	77	58.8	206.637	0.000	13,546.929	0.000	27,961.384	180,663.072	120,756.144
12-2030	3,593.926	77	58.8	206.637	0.000	10,516.292	0.000	20,784.466	201,447.536	133,091.424
12-2031	3,593.926	77	58.8	206.637	0.000	8,605.111	0.000	16,280.280	217,727.808	141,872.384
12-2032	3,493.336	77	58.8	200.853	0.000	6,945.072	0.000	13,187.224	230,915.040	148,337.024
12-2033	3,352.362	69	54.8	192.748	0.000	5,569.458	14.667	10,938.870	241,853.904	153,211.344
12-2034	3,352.362	69	54.8	192.748	0.000	4,909.548	222.347	9,032.728	250,886.624	156,866.560
12-2035	3,352.362	69	54.8	192.748	0.000	4,389.901	0.000	7,915.822	258,802.448	159,780.992
12-2036	3,352.362	69	54.8	192.748	0.000	3,969.998	0.000	6,832.376	265,634.832	162,067.696
12-2037	3,352.362	69	54.8	192.748	0.000	3,623.580	0.000	5,937.633	271,572.480	163,874.192
12-2038	3,352.362	69	54.8	192.748	0.000	3,332.880	0.000	5,186.102	276,758.592	165,308.560
12-2039	3,352.362	69	54.8	192.748	0.000	3,085.438	0.000	4,545.856	281,304.448	166,451.520
12-2040	3,352.362	69	54.8	192.748	0.000	2,872.246	0.000	3,993.501	285,297.952	167,364.320
12-2041	3,352.362	69	54.8	192.748	0.000	2,686.574	0.000	3,509.708	288,807.648	168,093.600
12-2042	3,352.362	69	54.8	192.748	0.000	2,507.030	0.000	3,082.158	291,889.792	168,675.824
12-2043	3,352.362	69	54.8	192.748	0.000	2,315.908	0.000	2,694.477	294,584.256	169,138.576
S Tot	89,746.240			3,361.660	0.000	130,083.056	286,972.256	294,584.256	294,584.256	169,138.576
After	27,333.542			1,571.572	0.000	12,910.049	3,289.209	8,965.899	303,550.240	170,327.392
Total	117,079.784			4,933.232	0.000	142,993.104	290,261.472	303,550.144	303,550.240	170,327.392

SEC Price (12/31/2024)

Year	WTI Cushing Oil $/STB	Henry Hub Gas $/MMBTU
2025	75.48	2.130
Thereafter	Flat	Flat
Cap	75.48	2.130

Percent	Cum. Disc.
8.0	189,445.408
9.0	179,566.720
10.0	170,327.344
11.0	161,663.600
12.0	153,519.792
13.0	145,847.616

Prairie Reserves Excluding Bayswater Acquisition

12 Months in first year 39.083 Year Life (01/2064)

Cawley, Gillespie & Associates, Inc.

APPENDIX
Explanatory Comments for Summary Tables

HEADINGS

Table I
Description of Table Information
Identity of Interest Evaluated
Property Description - Location
Reserve Classification and Development Status
Effective Date of Evaluation

FORECAST

(Columns)

(1) (11) (21)	Calendar or Fiscal years/months commencing on effective date.
(2) (3) (4)	Gross Production (8/8th) for the years/months which are economical. These are expressed as thousands of barrels (Mbbl) and millions of cubic feet (MMcf) of gas at standard conditions. Total future production, cumulative production to effective date, and ultimate recovery at the effective date are shown following the annual/monthly forecasts.
(5) (6) (7)	Net Production accruable to evaluated interest is calculated by multiplying the revenue interest times the gross production. These values take into account changes in interest and gas shrinkage.
(8)	Average (volume weighted) gross liquid price per barrel before deducting production-severance taxes.
(9)	Average (volume weighted) gross gas price per Mcf before deducting production-severance taxes.
(10)	Average (volume weighted) gross NGL price per barrel before deducting production-severance taxes.
(12)	Revenue derived from oil sales -- column (5) times column (8).
(13)	Revenue derived from gas sales -- column (6) times column (9).
(14)	Revenue derived from NGL sales -- column (7) times column (10).
(15)	Revenue derived from hedge sources.
(16)	Revenue not derived from column (12) through column (15); may include electrical sales revenue and saltwater disposal revenue.
(17)	Total Revenue – sum of column (12) through column (16).
(18)	Production-Severance taxes deducted from gross oil, gas and NGL revenue.
(19)	Ad Valorem taxes.
(20)	$/BOE6 – is the total of column (22), column (25), column (26), and column (27) divided by Barrels of Oil Equivalent ("BOE"). BOE is net oil production column (5) plus net gas production column (6) converted to oil at six Mcf gas per one bbl oil plus net NGL production column (7) converted to oil at one bbl NGL per 0.65 bbls of oil.
(22)	Operating Expenses are direct operating expenses to the evaluated working interest and may include combined fixed rate administrative overhead charges for operated oil and gas producers known as COPAS.
(23)	Average gross wells.
(24)	Average net wells are gross wells times working interest.
(25)	Work-over Expenses are non-direct operating expenses and may include maintenance, well service, compressor, tubing, and pump repair.
(26)	3rd Party COPAS are combined fixed rate administrative overhead charges for non-operated oil and gas producers.
(27)	Other Deductions may include compression-gathering expenses, transportation costs and water disposal costs.
(28)	Investments, if any, include re-completions, future drilling costs, pumping units, etc. and may include either tangible or intangible or both, and the costs for plugging and the salvage value of equipment at abandonment may be shown as negative investments at end of life.
(29) (30)	Future Net Cash Flow is column (17) less the total of column (18), column (19), column (22), column (25), column (26), column (27), and column (28). The data in column (29) are accumulated in column (30). Federal income taxes have not been considered.
(31)	Cumulative Discounted Cash Flow is calculated by discounting monthly cash flows at the specified annual rates.

MISCELLANEOUS

DCF Profile	• The cumulative cash flow discounted at six different interest rates are shown at the bottom of columns (30-31). Interest has been compounded monthly. The DCF's for the "Without Hedge" case may be shown to the left of the main DCF profile.
Life	• The economic life of the appraised property is noted in the lower right-hand corner of the table.
Footnotes	• Comments regarding the evaluation may be shown in the lower left-hand footnotes.
Price Deck	• A table of oil and gas prices, price caps and escalation rates may be shown in the lower middle footnotes.

APPENDIX

Methods Employed in the Estimation of Reserves

The four methods customarily employed in the estimation of reserves are (1) *production performance*, (2) *material balance*, (3) *volumetric* and (4) *analogy*. Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

Basic information includes production, pressure, geological and laboratory data. However, a large variation exists in the quality, quantity and types of information available on individual properties. Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc. As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data. The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

Production performance. This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance. The only information required is production history. Capacity production can usually be analyzed from graphs of rates versus time or cumulative production. This procedure is referred to as "decline curve" analysis. Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components. Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

Material balance. This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships. This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir. The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids. Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available. Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which makes this method generally applicable only to reservoirs where there is economic justification for its use. Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

Volumetric. This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place. The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location. The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods. These are most commonly newly developed and/or no-pressure depleting reservoirs. The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate inferred by other methods and a knowledge of the nature of the reservoir. Reserve estimates obtained by this method are generally considered to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

Analogy. This method, which employs experience and judgment to estimate reserves, is based on observations of similar situations and includes consideration of theoretical performance. The analogy method is a common approach used for "resource plays," where an abundance of wells with similar production profiles facilitates the reliable estimation of future reserves with a relatively high degree of accuracy. The analogy method may also be applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods. Reserve estimates obtained in this manner are generally considered to have a relatively low degree of accuracy.

Much of the information used in the estimation of reserves is itself arrived at by the use of estimates. These estimates are subject to continuing change as additional information becomes available. Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

APPENDIX

Reserve Definitions and Classifications

The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

"(22)   **Proved oil and gas reserves**. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

"(i)   The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

"(ii)   In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

"(iii)   Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

"(iv)   Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

"(v)   Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

"(6)   **Developed oil and gas reserves**. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

"(i)   Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

"(ii)   Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

"(31)   **Undeveloped oil and gas reserves**. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

"(i)   Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

"(ii)   Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

"(iii)   Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

"(18)   **Probable reserves**. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

"(i)   When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

"(ii)   Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

"(iii)   Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

"(iv)   See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below).

"(17)   **Possible reserves**. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

"(i)   When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

"(ii)   Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

"(iii)   Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

"(iv)   The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

"(v)   Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

"(vi)   Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations."

Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that "a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S–K." This is relevant in that Instruction 2 to paragraph (a)(2) states: "The registrant is *permitted, but not required*, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item."

"(26)   **Reserves**. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

"Note to paragraph (26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations)."